Form 20-F
period 2002-05-31
INTERNATIONAL TOWER HILL MINES LTD
filed 2002-11-12
CIK 1134115

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20 - F

     Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934
                                       Or
 XX Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For  the  fiscal  year  ended May  31,  2002
                                       Or
     Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For  the  transition period from __________________ to ____________________

COMMISSION  FILE  NUMBER  0-31096
                          -------

                       INTERNATIONAL TOWER HILL MINES LTD.
                       -----------------------------------
             (Exact name of registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
                            ------------------------
                 (Jurisdiction of incorporation or organization)

                         #507 - 837 WEST HASTINGS STREET
                      VANCOUVER, BRITISH COLUMBIA, V6C 3N6
                      ------------------------------------
                    (Address of principal executive offices)

Securities  to  be  registered  pursuant  to  section  12  (b) of the Act:  NONE

Securities to be registered pursuant to section 12(g) of the Act: COMMON SHARES, NO PAR VALUE
                                                              (Title  of  Class)

Securities  for  which there is a reporting obligation pursuant to section 15(d)
of  the  Act:   NONE


Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

Title  of  Each  Class                           Outstanding  at  May  31,  2002
----------------------                           -------------------------------

COMMON  SHARES,  NO  PAR  VALUE                               9,012,183

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            YES  ________             NO   _______X_______

Indicate by check mark which financial statement item the Registrant has elected to follow:

                            Item  17X                Item  18

                                TABLE OF CONTENTS
PART    ITEM                                                              PAGE
----      ----     ----
        Forward-Looking  Statements                                        3
I       1   Identity of Directors, Senior Management and Advisors          4
        2   Offer  Statistics  and  Expected  Timetable                    4
        3   Key  Information                                               4
               Selected  Financial  Data                                   4
               Exchange  Rate  Data                                        6
               Capitalization  and  Indebtedness                           7
               Reason  for  the  Offer  and  Use  of  Proceeds             7
               Risk  Factors                                               7
        4   Information  on  the  Company                                 12
               History  and  Development  of  the  Company                12
               Business  Overview                                         12
               Property  Plans  and  Equipment                            14
        5   Operating  and  Financial  Review  and  Prospects             22
               Operating  Results                                         23
               Liquidity  and  Capital  Resources                         24
        6   Directors,  Senior  Management  and  Employees                25
               Directors  and  Senior  Management                         25
               Executive  Compensation                                    26
               Board  Practices                                           27
               Employees                                                  28
               Share  Ownership                                           28
               Options  and  Other  Rights  to  Purchase  Securities      28
        7   Major  Shareholders  and  Related  Party  Transactions        28
               Major  Shareholders                                        29
               Related  Party  Transactions                               29
        8   Financial  Information                                        30
               Consolidated Statements and Other Financial Information    30
               Significant  Changes                                       30
        9   The  Offer  and  Listing                                      30
               Listing  Details                                           30
               Markets                                                    32
       10   Additional  Information                                       32
               Share  Capital                                             32
               Memorandum  and  Articles  of  Association                 32
               Material  Contracts                                        32
               Exchange  Controls                                         32
               Taxation                                                   32
               Dividends  and  Paying  Agents                             39
               Statement  By  Experts                                     40
               Documents  on  Display                                     40
       11   Quantitative and Qualitative Disclosure about Market Risk     40
       12   Description of Securities Other than Equity Securities        40
II     13   Default,  Dividend  Arrearages  and  Delinquencies            41
       14   Material Modifications to the Rights of Security Holders
            and Use  of  Proceeds                                         41
III    17   Financial  Statements                                         41
       18   Financial  Statements                                         42
       19   Exhibits                                                      42
       Signatures                                                         44
       Financial  Statements                                              F1

                           FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements and information relating to International Tower Hill Mines Ltd. (the "Company") that are based on beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, changes in business strategy and various other factors, both referenced and not referenced in this registration statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                                     PART I

ITEM  1.   IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS
           -----------------------------------------------------------

Not applicable. Refer to "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management" herein.

ITEM  2.    OFFER  STATISTICS  AND  EXPECTED  TIMETABLE
            -------------------------------------------

Not  applicable.

ITEM  3.    KEY  INFORMATION
            ----------------

SELECTED  FINANCIAL  DATA
-------------------------

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements as of and for the years ended May 31, 2002, May 31, 2001 and May 31, 2000, together with the notes thereto, which appear elsewhere in annual report. The consolidated financial statements as of and for the years ended May 31, 2002, May 31, 2001 and May 31, 2000 have been audited by MacKay LLP, Chartered Accountants.

The selected financial data set forth in the following tables is expressed in Canadian dollars ("Cdn$").



                                Fiscal Years Ended
                                      May 31
                                              2002         2001         2000         1999         1998
                                -------------------  -----------  -----------  -----------  -----------

REVENUE (Interest Income). . .              11,572       24,961        7,516          770          100
LOSS FROM OPERATIONS . . . . .            (153,541)     (77,441)  (181,148)1      (60,922)     (59,413)
GAIN ON SALE OF MARKETABLE                     ---        6,158      238,715          ---          ---
SECURITIES
WRITE-DOWN OF MARKETABLE                       ---      (14,070)         ---          ---          ---
SECURITIES

INCOME (LOSS) FOR THE PERIOD2.            (153,541)     (85,353)      57,567      (60,922)     (59,413)
DEFICIT, BEGINNING OF PERIOD .          (1,963,970)  (1,878,617)  (1,936,184)  (1,875,262)  (1,815,849)
DEFICIT, END OF PERIOD2. . . .          (2,117,511)  (1,963,970)  (1,878,617)  (1,936,184)  (1,875,262)
INCOME (LOSS) PER SHARE2     .               (0.01)       (0.01)        0.01        (0.01)       (0.02)


1 A write off of deferred exploration expenses totalling $130,034 is included in this figure.
2 Under United States generally accepted accounting principles (GAAP), all mineral exploration and development expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. The amounts in the table are expressed under Canadian GAAP, which allows resource exploration and development property expenditures to be deferred during this process.

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 9,012,183 for the period ended May 31, 2002, 8,882,411 for the period ended May 31, 2001; 8,119,947 for the period ended  May  31,  2000; 7,153,329 for the period ended May 31, 1999 and 6,693,432 for  the  period  ended  May  31,  1998.

BALANCE  SHEET  DATA:


                           Fiscal Year Ended
                                May 31

                                        2002       2001       2000       1999       1998
                           -----------------  ---------  ---------  ---------  ---------
CURRENT ASSETS1 . . . . .            351,604    517,322    577,748     36,690     11,177
MINERAL PROPERTIES. . . .          1,059,982  1,043,727    917,809  1,006,191    940,273
TOTAL ASSETS2 . . . . . .          1,563,549  1,563,549  1,498,057  1,142,881    951,450
CURRENT/TOTAL LIABILITIES             15,933     11,855      6,010      8,401     90,215
SHARE CAPITAL . . . . . .          3,515,664  3,515,664  3,370,664  3,070,664  2,736,497
SHAREHOLDERS' EQUITY. . .          1,398,153  1,551,694  1,492,047  1,134,480    861,235

1 Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at May 31, 2002 would be $49,600 (2001 - $37,520; 2000 -
     $22,150) and the unrealised gain (loss) would be posted to shareholders' equity $12,080 (2001 - $14,070; 1999 - $77,900). There would be no impact on the consolidated statement of operations in 2000, however in 2001 the unrealised loss would not appear in the consolidated statement of operations rather than as an adjustment to shareholders' equity, and in 2002 the unrealised gain would be posted to shareholder's equity.
2 Under United States generally accepted accounting principles (GAAP), all mineral exploration and development expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. The amounts in the table are expressed under Canadian GAAP, which allows resource exploration and development property expenditures to be deferred during this process.


The above financial information is presented in accordance with Canadian generally accepted accounting principles ("GAAP"), which are different in some respects from US GAAP. The effect of these differences on the Company's financial performance is summarized in the following table.



                                 May 31        May 31       May 31,       May 31,
                                  2002          2001          2000          1999
Consolidated statement of
    operations and deficit
Income (loss) for the year .  $  (153,541)  $   (85,353)  $    57,567   $   (60,462)
  under Canadian GAAP
Write off of exploration . .       49,990                     130,034             -
  expenses
Mineral property
  exploration and
  development expenditures .     (34,530)     (102,568)      (18,052)      (53,418)
                              ------------  ------------  ------------  ------------


United States GAAP . . . . .  $  (138,081)  $  (187,921)  $   169,549   $  (113,880)
                              ============  ============  ============  ============


Gain (loss) per share. . . .  $    (0.015)  $     (0.02)  $      0.02   $     (0.02)
                              ============  ============  ============  ============
  - US GAAP


Consolidated balance sheet
Assets
Mineral Properties
  Canadian GAAP. . . . . . .  $ 1,060,550   $ 1,043,727   $   917,809   $ 1,006,191
  Resource property
    expenditures
  Resource property. . . . .     (820,300)     (841,777)     (739,209)     (851,191)
   expenditures (cumulative)
                              ------------  ------------  ------------  ------------

United States GAAP . . . . .  $   240,250   $   201,950   $   178,600   $   155,000


Deficit
  Canadian GAAP. . . . . . .  $(2,117,511)  $(1,963,970)  $(1,878,617)  $(1,936,184)

Resource property
expenditures . . . . . . . .     (820,300)     (841,777)     (739,209)     (851,191)
(cumulative)
United States GAAP . . . . .  $(2,937,811)  $(2,805,747)  $(2,617,826)  $(2,787,375)
                              ============  ============  ============  ============



EXCHANGE  RATE  DATA
--------------------

The Company maintains its books of account in Canadian dollars. Audited financial statements of the Company are prepared in accordance with generally accepted auditing standards in Canada. All references to the dollar herein are to the lawful currency of Canada unless designated as "US$".

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of Unites States dollars per one
(1) Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On October 3, 2002, the exchange rate was US$1.00 per Cdn$1.5903. The high and low exchange rates for each month during the previous six months were as follows:

                               High           Low
                               ----          ---

     September  2002          1.5863       1.5545
     August  2002             1.5963       1.5523
     July  2002               1.5880       1.5145
     June  2002               1.5499       1.5108
     May  2002                1.5708       1.5275
     April  2002              1.5995       1.5632

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.


                                                 Year Ended May 31
                                                  -----------------
                               1998      1999      2000      2001      2002
                              ------    ------    ------    ------    ------


Rate at end of Period. . .     1.4570    1.4740    1.4965    1.5461    1.5275
Average Rate during Period     1.4148    1.5123    1.4700    1.5153    1.5682
Low. . . . . . . . . . . .     1.3805    1.4570    1.4456    1.4639    1.5102
High . . . . . . . . . . .     1.4570    1.5685    1.5063    1.5790    1.6128
                               ------    ------    ------     ------   ------


CAPITALIZATION  AND  INDEBTEDNESS
---------------------------------

Not  applicable.

REASON  FOR  THE  OFFER  AND  USE  OF  PROCEEDS
-----------------------------------------------

Not  applicable.

RISK  FACTORS
-------------

An investment in the securities of the Company involves significant risks, including the following:

THE COMPANY'S COMMON STOCK IS SUBJECT TO PENNY STOCK RULES, WHICH MAKES INVESTMENT IN THE COMPANY'S STOCK SPECULATIVE OR RISKY.

The Company's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers of the Company's stock to sell their shares in the secondary market. It may also cause less broker dealers willing to make a market and it may affect the level of news coverage we receive.

THE COMPANY'S DIRECTORS AND OFFICERS ARE RESIDENT OUTSIDE OF THE UNITED STATES AND THEREFORE, IT MAY BE DIFFICULT FOR INVESTORS TO EFFECT SERVICE OF PROCESS UPON THEM.

Since certain of the directors and officers are resident outside of the United States (the "US"), it may not be possible to effect service of process upon such directors and officers. All or a substantial portion of the assets of such directors and officers may be located outside of the US, and accordingly there may be difficulty or, increased costs involved, in enforcing judgments obtained in US courts against such directors and officers. Similarly, essentially all of the Company's assets are located outside the US and there may be difficulties in enforcing judgments obtained in US courts against the Company. Furthermore, it would be difficult for investors to commence an original action in Canadian courts to enforce liabilities based upon U.S. federal securities laws against the Company or any of the Company's directors and officers resident outside the U.S. because it is outside the jurisdiction of Canadian courts to enforce liabilities based upon U.S. federal securities laws.

THE COMPANY HAS NOT BEEN PROFITABLE AND EXPECTS TO CONTINUE TO INCUR LOSSES AND, THEREFORE, REQUIRES SIGNIFICANT OUTSIDE FUNDING TO IMPLEMENT ITS BUSINESS PLAN.

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements. Furthermore, the Company reported a net loss of $153,541 for the period ended May 31, 2002 and an accumulated deficit of $2,117,511 for the same period. There is no guarantee that the Company's business will become profitable. Accordingly, the purchase of common stock should be considered a highly speculative investment.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new concessions, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company's exploration programs are successful, additional funds will be required for the development of an economic ore body and for placement of a concession or concessions into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its concessions to be earned by another party or parties carrying out further exploration or development thereof. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. In addition, there is currently a large number of outstanding common stock and any additional stock issuances through the sale of equity securities will result in further dilution to the Company's stockholders. However, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such concessions.

THE COMPANY IS INVOLVED IN A HIGHLY SPECULATIVE INDUSTRY WITH RESOURCE PROPERTIES THAT ARE ONLY IN THE EXPLORATION STAGE AND, THEREFORE, ITS DEVELOPMENT ACTIVITIES MAY NOT RESULT IN ANY DISCOVERIES OF COMMERCIAL ORE.

The Company is in the business of exploring natural resource properties, which is a highly speculative endeavour. The resource properties in which the Company holds interests are in the exploration stage only and are without a known body of commercial ore. There is no assurance the Company's exploration and development activities will result in any discoveries of commercial ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration activities. If the Company fails to discover any bodies of commercial ore, the Company will have to raise funds through the sale of equity securities so that the Company can continue in the business of exploring natural resource properties.

THE COMPANY MAY EXPERIENCE CERTAIN HAZARDS AND RISKS NORMALLY INCIDENTAL TO EXPLORING NATURAL RESOURCE PROPERTIES.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for all damage. The Company has not experienced material losses due to any of the foregoing hazards because the Company's properties are at an early exploration stage, with no established mineral reserves. If the Company begins drilling operations with large mechanized equipment, the Company may be exposed to any of the foregoing hazards. Given that the Company's operations are at an early exploration stage, the Company does not maintain liability insurance. The Company will have to consider obtaining insurance above any insurance maintained by its subcontractors providing exploration services if it begins drilling operations. If the Company does not obtain insurance, the payment of liabilities for any such hazards may have a material adverse effect on the Company's business.

THE COMPANY MAY FAIL TO COMPLY WITH ALL OF THE FEDERAL, PROVINCIAL AND LOCAL GOVERNMENT REGULATIONS PERTAINING TO ITS BUSINESS OPERATIONS AND THEREBY BE SUBJECT TO PENALTIES OR BE PREVENTED FROM IMPLEMENTING ITS BUSINESS PLAN.

There can be no guarantee that the Company or any of its joint venture partners will be able to obtain all necessary permits and approvals from various federal, provincial and local governmental authorities that may be required in order to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties. If the Company or any of its joint venture partners are unable to obtain any of the necessary permits, the Company will not be able to conduct exploration activities on its resource properties and will lose the opportunity to discover minerals. The Company's inability to conduct exploration activities on any of its resource properties may have a material adverse effect on the Company's business.

THE COMPANY'S BUSINESS IS SUBJECT TO ENVIRONMENTAL REGULATION AND THE COST OF COMPLIANCE MAY HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S PROFITABILITY.

Currently, there are no environmental regulations that materially impact the Company because exploration activities are at an early stage. Reclamation work, that is, restoring the property to its original state, is minimal because exploration activities have virtually no environmental impact. Any remedial environmental reclamation consists of slashing underbrush so that wildlife movement is not hampered and basic re-seeding operations. However, all phases of the Company's operations will be subject to environmental regulation in the jurisdiction in which it operates when the Company begins drilling operations. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulation has a potential to reduce the profitability of operations. There is no assurance that future changes in environmental regulation, if any, will not have an adverse effect on the Company's operations.

THE COMPANY'S PROPERTIES MAY BE SUBJECT TO ABORIGINAL PEOPLES' LAND CLAIMS, WHICH COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S EXPLORATION ACTIVITIES.

The Company's properties may in future, be the subject of aboriginal peoples' land claims. The legal basis of a land claim is a matter of considerable complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities, including the loss of the ability to conduct further exploration on the Company's properties.

THE COMPANY'S PROPERTIES MAY BE SUBJECT TO UNREGISTERED AGREEMENTS, TRANSFERS OR CLAIMS AND TITLE MAY BE ADVERSELY AFFECTED BY UNDETECTED DEFECTS.

The properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects. The Company has not conducted surveys of the properties in which it holds interests and therefore, the precise area and location of such properties may be in doubt. There is no guarantee that title to such property will not be challenged or impugned.

THE PRICES OF PRECIOUS AND BASE MINERALS AND METALS FLUCTUATE WIDELY AND MAY NOT PRODUCE ENOUGH REVENUE TO COVER THE COMPANY'S COSTS.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors on the Company's business cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital as required to cover costs of operations.

INVOLVEMENT BY THE COMPANY'S DIRECTORS AND OFFICERS IN OTHER COMPETING ENTERPRISES MAY RESULT IN CONFLICTS OF INTEREST THAT COMPROMISE THE SUCCESSFUL IMPLEMENTATION OF THE COMPANY'S BUSINESS PLAN.

Certain of the directors and officers of the Company are also directors and officers of other companies engaged in natural resource exploration and development, and as a result, conflicts of interest may arise. Directors and officers of the Company with conflicts of interest will be subject to the laws of the Province of British Columbia and will be required to act honestly, in good faith and in the best interests of the Company. In addition directors with a conflict of interest will be required to disclose such conflicts to the Company and are prohibited in voting in such circumstances. Conflicts may result in potential explorations opportunities being lost to other competing enterprises in which a director or officer is involved, in which case the Company may lose any potential benefit from such exploration activity.

US INVESTORS WILL BE SUBJECT TO US TAXATION AT POSSIBLY ADVERSE OR HIGHER RATES AND UNDER A SYSTEM THAT MAY BE MORE COMPLICATED AND UNFAMILIAR TO THEM.

If at any time the Company qualifies as a passive foreign investment company under US tax laws, US investors may be subject to adverse tax consequences. The Company could be a passive foreign investment company if 75% or more of its gross income in any year is considered passive income for US tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, the Company could be classified as a passive foreign investment company if the average percentage of its assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. If the Company is classified as a passive foreign investment company, and if shareholders sell any of their common shares or receive some types of distributions from the Company, they may have to pay taxes that are higher than if the Company were not considered a passive foreign investment company. It is impossible to predict how much shareholders' taxes would increase, if at all.

Based on the nature of its revenue and its anticipated corporate structure, the Company may be treated as a passive foreign investment company. To determine whether the Company is a passive foreign investment company, it will be required to examine each year its revenue and expenses and the value of its assets. The tests are complex and require, among other things, that the Company determine how much of its income each year will be passive income. The Company does not have the necessary data to determine whether these tests will be met for the year 2001 or future years, nor can it predict whether the tests are likely to be met. Moreover, the manner in which the tests apply to the Company's business is not certain. Each investor in the Company's common shares is urged to consult his, her or its own tax advisor to discuss the potential consequences to such investor if at any time the Company qualifies as a passive foreign investment company.

VOLATILITY OF THE OVER-THE-COUNTER BULLETIN BOARD ("OTC BB") MAY ADVERSELY AFFECT THE PRICE OF THE COMMON STOCK.

Certain stocks listed on the OTC BB have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of the Company's stock and other stocks listed on the OTC BB without any regard to the underlying fundamentals of such stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to the Company's business activities or prospects, or its financial performance, may continue to adversely affect the market price of the Company's common stock.

NO  CASH  DIVIDENDS  ARE  EXPECTED  TO  BE  PAID  IN  THE  FORESEEABLE  FUTURE.

The Company intends to retain any future earnings to finance its business and operations and any future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future.

THERE  IS  A  POTENTIAL  LACK  OF  ATTRACTIVE  INVESTMENT  TARGETS.

Continued volatility of stock prices on the OTC BB may have a material adverse effect on the Company's ability to raise capital on the OTC BB or by private investment, and the price of its common stock could fluctuate substantially.

ITEM  4.    INFORMATION  ON  THE  COMPANY
            -----------------------------

HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY
-------------------------------------------

The Company was incorporated pursuant to the Company Act (British Columbia) under the name Ashnola Mining Company Ltd. on May 26, 1978. The Company changed its name to "Tower Hill Mines Ltd." on June 1, 1988, and to "International Tower Hill Mines Ltd." on March 15, 1991.

The Company's wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999. The Company incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation. The Company's subsidiary does not have any operations except for holding permits for the Company's Alberta properties in its name.

The Company is publicly traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under the trading symbol "ITH". The Company also trades on the OTC BB under the trading symbol "ITHMF", and trades on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol "IW9".

The Company's head office is located at Suite 507, 837 West Hastings Street, Vancouver, British Columbia, Canada. The phone number is 604.685.1017 and the fax number is 604.685.5777. The Company's registered and records office and address for service is Suite 1750, 750 West Pender Street, Vancouver, British Columbia, Canada.

BUSINESS  OVERVIEW
------------------

Since its inception in 1978, the Company has been in the business of acquiring, exploring and evaluating interests in mineral properties. The Company's current property interests are held for the purposes of exploration for precious metals and diamonds. Any exploration and sampling activities that the Company may conduct is generally carried out during the months of May through September. During the months of October to March, snow often prevents any effective exploration and sampling activities. Drilling, however, can be conducted on a year-round basis.

In the past five years the Company has held interests and participated in the exploration of mineral properties located in Venezuela and in the Canadian provinces of British Columbia, Alberta and Quebec. In 2000, the Company abandoned its Venezuelan mineral property interests because the Company's directors were unable to obtain satisfactory confirmation of proper legal ownership of the claims or obtain a title opinion on the property interests. The Company does not have any further rights in this property.

The Company's properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves. The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets. Any drilling operations are conducted with small scale equipment only. The Company is only required to obtain permits when mechanized equipment is used by the Company's contractors. The Company obtains any permits that it may require from the provincial government ministry responsible for mining operations in which the property is situated. The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec. In British Columbia, the Company is required to file an application form and mark the actual property with stakes. The Company currently has permits in Quebec.

Currently, there are no environmental regulations that impact the Company because exploration activities are at an early stage. Reclamation work, that is, restoring the property to its original state, is minimal because operations have virtually no environmental impact. Any remedial environmental reclamation work consists of slashing underbrush so that wildlife movement is not hampered and basic re-seeding operations.

Over the next year, the Company intends to evaluate continued exploration of mineral properties that it currently holds an interest in and may acquire additional properties for exploration and development. The Company currently holds interests in the following properties: Chinchaga Property, Alberta; Torngat Property, Quebec; and Siwash Creek Property, British Columbia.

To date, cumulative exploration activities that the Company has carried out on the Chinchaga Propertyt have not generated results that justify a high level of ongoing exploration activities. The Company has currently placed the Chinchaga Property on hold in respect of ongoing exploration. During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property. The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis. One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. The Company incurred exploration costs totalling $2,190 (surveying) during the fiscal year ended May 31, 2002. The Company intends to carry out a follow-up sampling and mapping program. Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects.

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237. British Columbia mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 has been recorded as a receivable. In addition, a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company's Siwash Creek claim. The Company made its final payment of $12,500 on October 3rd, 2002.

The Company's working capital reserve of $297,249 as of October 31st, 2002 is sufficient to undertake any exploration activities in the near future. When the Company's working capital reserve begins to deplete, it will have to seek financing, most likely through the issuance of equity securities, so that it may undertake further exploration of its mineral properties or possibly acquire additional properties. The Company may experience obstacles in obtaining additional financing unless investor interest in junior resource exploration companies improves. The Company may enter into joint venture agreements as part of its acquisition or development strategy, and may dispose of current property interests on completion of its evaluation.

Currently, the Company's operations are administrative and financial in nature. The Company has no full-time or part-time employees. The Company engages Harbour Pacific Capital Corp., a company owned by Anton J. Drescher, President and a director of the Company, to provide administrative and accounting services. The Company pays Harbour Pacific Capital Corp. a management fee of Cdn$2,500 per month. The Company does not have a written contract with Harbour Pacific Capital Corp. Exploration work on the Company's property interests is performed by contractors engaged directly by the Company or by the Company's joint venture partners. The Company has not earned revenues from operations and is conducting only minimal business operations.

PROPERTY,  PLANTS  AND  EQUIPMENT
---------------------------------

The Company currently holds interests in three mineral properties located in the Provinces of British Columbia, Alberta and Quebec. The Company's mineral properties are currently in the exploration stage and accordingly, there are no known reserves of commercial minerals on any of the Company's properties.

The following table identifies these properties, the interest owned and acquisition and exploration costs incurred over the preceding two fiscal years. A more detailed description of each property follows below.

                                                EXPLORATION                     TOTAL COSTS
                                EXPLORATION    COSTS JUNE 1,    EXPLORATION      INCURRED
                    INTEREST   COSTS JUNE 1,      2000 TO      COSTS JUNE 1,    (INCLUDING
PROPERTY              OWNED     2001 TO MAY     MAY 31, 2001      1999 TO       ACQUISITION
                                  31, 2002                      MAY 31, 2000     COSTS) TO
                                                                               MAY 31, 2002
                                                                               -------------

Siwash Creek
 Property, . . . .  100%        $  38,255      $  41,974       $     51        $  931,437
British Columbia


Torngat Property,
 Quebec. . . . . .  100%        $  7,990       $  60,594       $  18,001        $ 108,535
Chinchaga
 Property, Alberta   50%           Nil             Nil             Nil          $   50,000

** During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property. The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.


Figure 1 is a location map of the Siwash Creek Property and the Chinchaga Property. Figure 2 is a location map of the Torngat Property. The Company's properties are accessible by both roads and helicopters.

                                    FIGURE 1

                               [GRAPHIC  OMITTED]

CHINCHAGA  PROPERTY,  ALBERTA
-----------------------------

LOCATION,  DESCRIPTION  AND  ACQUISITION

On January 29, 1999, the Company entered into a joint venture agreement (the "Marum Agreement") with Marum Resources Inc. ("Marum") for the purpose of exploring diamonds, gold or other precious metal minerals in the Chinchaga area of northwestern Alberta, Canada (the "Chinchaga Property"). The Chinchaga Property comprises 70,000 acres (the "Chinchaga Property"). Marum holds a 100% interest in two townships and a 50% interest in the remaining township.

The terms of the Marum Agreement provide that the Company must spend $300,000 to earn a 50% interest in the Chinchaga Property. Pursuant to the Agreement, the Company earned a 25% interest in the Chinchaga Property by spending $150,000 in the following manner:

1. On March 3, 1999 and on March 12, 1999, the Company purchased a total of 1,000,000 units in the capital stock of Marum at a price of $0.10 per unit for total consideration of $100,000. Each unit consisted of one common share and one non-transferable share purchase warrant (the "Warrant"). Each Warrant entitled the Company to purchase one additional common share for a period of two years at a price of $0.12 per share; and

2. On January 22, 1999, the Company advanced a cash payment of $30,000 to Marum towards exploration expenditures. On February 22, 1999, the Company contributed an additional cash payment of $20,000 to Marum towards exploration expenditures.

Pursuant to the Marum Agreement, Marum agreed to act as operator for exploration programs on the Chinchaga Property.

The Marum Agreement was subsequently amended by amendment agreement dated December 5, 2000. The amendment reduced the total acquisition price to $270,000 and allowed the Company to acquire its remaining 25% interest in the Chinchaga Property by exercising the Warrants to acquire an additional 1,000,000 common shares. The total exercise price of the Warrants was $120,000. The Company exercised 200,000 Warrants on June 3, 1999, 625,000 Warrants on March 2, 2000 and 175,000 Warrants on April 20, 2000.

During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property. The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.

EXPLORATION  HISTORY

In March 1998, prior to the involvement of the Company, Marum undertook a reconnaissance drill program that identified volcanic ash layers indicative of diamonds. In April of 1998 Marum obtained an airborne survey, which revealed magnetic anomalies followed by ground sampling programs, for the purposes of identifying potential drill targets.

During the winter of 1999 Marum conducted a drill program on six drill target locations that had been identified. Subsequent laboratory analysis of the drill cores resulted in a decision to pursue exploration for base metals in addition to diamonds. During the summer of 1999 Marum conducted structural studies to identify geological fault line intersections for the purpose of locating higher concentrations of metallic minerals. These studies included review of archived exploration data and satellite and air photo data. Subsequent field operations consisting of rock sampling and shallow drilling were conducted in the summer and fall of 1999. Laboratory analysis of the rock samples received in May of 2000 did not indicate the presence of economic mineralization. The Company and Marum filed assessment reports with Provincial mining regulators in Alberta to maintain the mineral permits in good standing pending a review of the project. The Company has currently put on hold any further exploration activities on the Chinchaga Property. The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies located near the Chinchaga Property.

For the fiscal year ended May 31, 2002, the Company did not incur any exploration costs. During the fiscal year ended May 31, 2001 the Company did not incur any exploration costs.

                                    FIGURE 2

                               [GRAPHIC  OMITED]

------
TORNGAT  PROPERTY,  QUEBEC
--------------------------

LOCATION,  DESCRIPTION  AND  ACQUISITION

In November 1999, the Company acquired two exploration permits covering property totalling 108.5 square kilometres in northern Quebec, referred to as the "Torngat Property". The Company paid to the Quebec provincial government $10,100 on September 30, 1999, $1,000 on October 28, 1999 and $10,850 in October
2000 for the two permits. During fiscal 2002, the Company made a lease payment in the amount of $5,800 on the Torngat Property. The Company acquired the Torngat Property for the purposes of conducting a diamond exploration program. The Torngat Property lies adjacent to a property with geological formations suggesting possible diamond deposits. The permits were obtained based on structural similarities with the adjoining and nearby properties held by Twin Gold Corporation.

EXPLORATION  HISTORY

In March and April of 2000 the Company participated in an airborne magnetic survey and satellite-based structural analysis in the region, including the Torngat Property, in order to produce geological maps of the area.

In August and September of 2000, the Company participated in a two helicopter-supported mapping and sampling program. The objective of this program was to catalogue possible diamond formations visible from the air and obtain samples for geochemical analysis. One large five metre dyke was discovered. The samples indicated geological formations suggesting possible diamond deposits. One sample was submitted for analysis but no diamonds were revealed. The Company had planned a two week re-sampling and mapping program for the summer of 2001; however, the lack of interest by other companies in exploring the area did not allow the Company to share transportation and other infrastructure costs that would have lowered the cost of the re-sampling program to an acceptable level. Work performed during the summer of 2000 is sufficient to maintain the property in good standing for several years.

The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of the exploration expenditures to a maximum of $220,000. During fiscal 2001, the Company received $26,300 in reimbursement from the Quebec government.

For the fiscal year ended May 31, 2002, the Company incurred exploration costs of $2,190 (surveying). For the fiscal year ended May 31, 2001, the Company incurred exploration costs of $60,594 on the Torngat Property.

As part of the Company's acquisition of the permits, the government of the Province of Quebec has an assistance program that provides exploration grants equal to 50% of the exploration expenses approved by the government. The exploration expenses covered by the grant are subject to a limit of $50,000 to $75,000 per company. The grants are available on a yearly basis. In order to obtain a grant, the Company must fill out an application form and perform exploration work that qualifies to be reimbursed pursuant to the requirements of the assistance program. Such work includes that work which the Company performed, such as the airborne surveys, mapping and sampling program. During the year 2001, the Company qualified for a refund of 50% on exploration expenses of $52,600, for a grant totalling $26,300. No exploration grant was awarded to the Company during 2001. There is no guarantee that the Government of Quebec will make any such funds available, or that the Company will receive any grants. If the Company applies for grants and is awarded grant assistance, there is no guarantee that the Company will be in a logistical position to perform the work needed to claim any exploration grant refund.

SIWASH  CREEK  PROPERTY,  BRITISH  COLUMBIA
-------------------------------------------

LOCATION,  DESCRIPTION  AND  ACQUISITION

On October 27, 1987, the Company acquired an option (the "Option Agreement") to purchase from Patricia Mullin ("Mullin") a 100% interest in 34 mineral claims located near the Siwash Creek situated in the Similkameen Mining Division of British Columbia (the "Siwash Creek Property"). The Siwash Creek Property is located in the Okanagan region of British Columbia between Merritt and Okanagan Lake.

The Option Agreement provided that the Company would pay to Mullin an aggregate purchase price of $160,000 as follows: $6,000 upon execution of the Option Agreement, $4,000 on or before April 3, 1988, $10,000 on or before October 3, 1988 and $10,000 on or before October 3 of each year for a period to 14 years until October 3, 2002.

Following a dispute over the terms of the Option Agreement, the Company entered into a settlement agreement dated March 18, 1991 (the "Settlement Agreement") with Mullin. Pursuant to the terms of the Settlement Agreement, the Company agreed to issue 37,500 common shares in the capital stock of the Company and increase its yearly option payment to $12,500 commencing in 1991.

The Company has satisfied all option payments up to and including its final October 3, 2002 payment and all prior payments.

EXPLORATION  HISTORY

During the 1960s and 1970s, Brenda Mines Ltd. ("BML") explored the area near the Siwash Creek Property for copper deposits. BML made a significant mineralization discovery referred to as the Brenda Copper-Molybdenum Discovery about twenty-five kilometres northeast of the Siwash Creek Property. BML undertook an extensive exploration program in 1970, but was unsuccessful in locating any economic deposits. In 1979, BML explored part of the Siwash Creek Property.

On November 17, 1987, pursuant to a Letter of Intent between the Company and BML (the "BML Option"), the Company paid $1,000 to BML to obtain certain information on the Siwash Creek Property. The Company also gave BML the option to provide production financing should the Siwash Creek Property come into production in the future. Pursuant to the BML Option, BML has the option to acquire a 51% interest in the Siwash Creek Property for a 90-day period following a positive production recommendation by an independent consulting firm. There has not been any production on the Siwash Creek Property and accordingly, BML has not exercised its option. However, the BML Option still remains in force. In the event that the property generates a positive cash flow, the BML Option provides that BML will retain 80% of profits until all development capital, plus interest, is repaid by the Company. Thereafter, proceeds will be distributed to BML on a 51% basis. The BML Option further provides that if the Company decides to sell any or all of its interest in the Siwash Creek Property to a third party, the Company is obligated to offer that interest to BML under the same terms, and BML has 60 days to advise the Company of its decision.

The Company carried out exploration of the Siwash Creek Property during the period between 1988 and 1991. The exploration included soil and rock sampling, relogging and resampling the core samples obtained by BML. It also included geological mapping, petrographics and prospecting. Results from the 1991 exploration program indicated only trace amounts of gold.

In 1993, the Company contracted Pamicon Developments Ltd. ("Pamicon") to prepare grids and conduct soil, stream sediments and rock sampling programs on the Siwash Creek Property. Pamicon also conducted geological mapping and trenching in selected areas. Pamicon's exploration work resulted in locating numerous anomalies throughout the Siwash Creek Property, including gold, copper, zinc, lead, silver, arsenic and bismuth.

The Company carried out a subsequent exploration program in 1994. Results from the final phase of this program indicated the potential for the discovery of two different types of ore deposits: gold and porphyry copper mineralization similar to the BML Copper-Molybdenum Discovery. Based upon these results, the Company developed its 1995 exploration program, including additional geophysical surveying followed by diamond drill testing.

In November 1995, the Company contracted RMW Mine Evaluations ("RMW") to conduct a six hole drill program totalling 378 metres of drilling. The drilling program focussed on exploring the existence of porphyry copper deposits. RMW encountered low grade copper, zinc, silver, lead and minor molybdenum in the deeper portion of all holes.

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The Company paid a purchase price of $15,000 for the claims. Upon commencement of production for minerals, the vendor would receive a royalty of 1% based on payments received from the production of minerals.

The Company contracted RMW to carry out a drill program consisting of three targets in late 1996. The drilling focussed on investigating the veining, alterations, intrusives and other structural and geological controls. Results from two of the holes intersected showed signs of copper veins. The results from this exploration program and the 1995 exploration program formed the basis for the Company's decision to proceed with a subsequent drill program in 1997. In 1998, the Company received the results of the analysis of 125 diamond drill core samples taken during the 1997 drill program from RMW. The results indicated large zones of low grade copper in the three holes that were drilled. Molybdenum was also detected in all samples. As a result of these findings, the Company proposed an exploration program for 1998, but subsequently decided not to proceed with this program.

The Company commenced its Spring 2001 diamond drill program on the Siwash Creek Property, which program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the Siwash Creek Property. The drill program was composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from -550 to 650 and was concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes were drilled in the mineralized granodiorite.

The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from -550 to 650 and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes were drilled in the mineralized granodiorite. This 5-hole program further extended the area of copper/silver/gold mineralization in the north-east corner of the property. All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock. All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5. The most significant results are as follows:

DDH       N        E       AZ     DIP     L     FROM     TO           DIST
         CU%
01-1     5000     5400     0     -57     150     64.0     125.5     61.5  M
         0.297
01-2     4900     5600     0     -57     194     29.9      36.5     6.6  M
         0.186
01-3     4850     5800     0     -57     200     54.6      56.9     2.3  M
         2.073
01-4     5000     5800     0     -57     161     37.5      38.6     1.1  M
         0.209
01-5     4780     6000     0     -57     186     91.3      94.0     2.7  M
         1.295
                                                118.5     119.4    0.9  M
         7.870
                                                Gold       0.9  M  3.56  Gr/T
01-6     4780     6000     180    -57    163     71.3     75.5     4.2  M
         0.810

Further exploration programs will depend upon evaluation of all information to date. Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237. British Columbia mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 has been recorded as a receivable. During the fiscal period ended May 31, 2000, the Company incurred total exploration costs of $51. In addition, a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company's Siwash Creek Property. The Company made payments of $12,500 to an optioner in fiscal 2001 and fiscal 2002 and the final payment of $12,500 was made as of October 3rd, 2002.

ITEM  5.    OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS
            -------------------------------------------------

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties. The Company's current property interests are held for the purposes of exploration for precious metals and diamonds.

For the year ended May 31, 2002, the Company reported income of $11,572 as compared to $24,961 for the year ended May 31, 2001. The decrease in interest income is a result of lower interest being earned on the Company's cash and cash equivalent. For the year ended May 31, 2002, the Company had net losses of $153,541 as compared to net losses of $85,353 for the year ended May 31, 2001. The increase of net losses in 2002 was due to the write off of deferred exploration expenditures on the Chinchaga Property.

For the year ended May 31, 2001, the Company reported income of $24,961 as compared to $7,516 for the year ended May 31, 2000. The increase in interest income is attributable to the Company having an increase in cash on hand. The increase in cash is the result of the exercise of 483,333 warrants ($145,000) in fiscal 2001 and the issue from treasury of 750,000 shares ($225,000), the exercise of 250,000 warrants ($75,000) and the sale of marketable securities ($316,265) in fiscal 2000 provided the Company with cash, which generated the increase in interest. For the year ended May 31, 2001, the Company had net losses of $85,353 as compared to a net income of $57,567 for the year ended May 31, 2000. The Company earned a profit during the year ended May 31, 2000 because of a gain on the sale of marketable securities in the amount of $238,715.

During the fiscal year ended May 31, 2002, no share purchase warrants or stock options were exercised. During the fiscal year ended May 31, 2001, 483,333 warrants were exercised by their holders at $0.30 per warrant for proceeds of $145,000. The Company used the cash proceeds raised to maintain its property payments, continue exploration activities and general working capital.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2002 consisted of management fees, office, professional fees and other expenses that support the daily operations of the Company. General and Administrative expenses for the year ended May 31, 2002 were $115,123, being an increase of $12,721 compared to General and Administrative expenses of $102,402 during the fiscal year ended May 31, 2001. The majority of the increase in General and Administrative costs was due to an increase in stock exchange and filing fees of $16,581 to $21,338 for the fiscal year ended May 31, 2002 (2001:
$14,757). This increase in stock exchange and filing fees was due to the Company's listing on the Berlin Stock Exchange and the Frankfurt Stock Exchange
- the unofficial regulated markets. Interest income decreased $13,389 to $11,572 for the year ended May 31, 2002 from $24,961 for the year ended May 31, 2001. The decrease in interest income is a result of lower interest being earned on the Company's cash and cash equivalents.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2001 consisted of management fees, office, professional fees and other expenses that support the daily operations of the Company. General and Administrative expenses for the year ended May 31, 2001 increased by $43,772 to $102,402 as compared to General and Administrative expenses of $58,630 during the fiscal year ended May 31, 2000. The increase in General and Administrative costs is mainly due to professional fees which increased $44,291 to $51,620 for the fiscal year ended May 31, 2001 from $7,329 for the year ended May 31, 2000. The increase in professional fees are the result of legal and accounting costs incurred with respect to the Company's Form 20F filing with the US Securities and Exchange Commission and costs related to a continuous disclosure review by the British Columbia Securities Commission. Interest income increased $17,445 to $24,961 for the year ended May 31, 2001 from $7,516 for the year ended May 31, 2000. The exercise of 483,333 warrants ($145,000) in fiscal 2001 and the issue from treasury of 750,000 shares ($225,000), the exercise of 250,000 warrants ($75,000) and the sale of marketable securities ($316,265) in fiscal 2000 provided the Company with cash. The increase in interest income is a result of the increase of cash and cash equivalents and a guaranteed investment certificate.

OPERATING  RESULTS
------------------

During the year ended May 31, 2002, exploration and development costs decreased by $74,623 or 267% to $27,945 as compared to exploration and development costs of $102,568 for the year ended May 31, 2001.

During the year ended May 31, 2001, exploration and development costs increased by $84,516 or 468% to $102,568 as compared to exploration and development costs of $18,052 for the year ended May 31, 2000.

The two material differences between Canadian generally accepted accounting principles ("GAAP") and United States GAAP that are applicable to the Company's financial results are as follows: (i) Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process; and (ii) Under United States GAAP, the marketable securities are carried at market with an adjustment to shareholders equity as they are held for resale.

Siwash  Creek  Property  -  British  Columbia

For the year ended May 31, 2002, exploration and development costs related to the Siwash Creek Property decreased $3,719 to $38,255 as compared to $41,974 for the year ended May 31, 2001.

For the year ended May 31, 2001, exploration and development costs related to the Siwash Creek Property increased $41,923 to $41,974 as compared to $51 for the year ended May 31, 2000. The Company carried out its Spring 2001 diamond drill program, which program was composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from -550 to 650.

Torngat  Property  -  Quebec

For the year ended May 31, 2002, exploration and development costs related to the Torngat Property were $2,190. For the year ended May 31, 2001, the
Company's  exploration  and  development  costs  were  $60,594.

For the year ended May 31, 2001, exploration and development costs related to the Torngat Property were $60,594. For the year ended May 31, 2000, the Company's exploration and development costs were $18,001. The Company completed its 2000 sampling programs in August and September. The objective of the exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis.

Chinchaga  Property  -  Alberta

For the year ended May 31, 2002, the Company's exploration and development costs related to the Chinchaga Property were nil as compared to nil for the year ended May 31, 2001. The Company has fulfilled its obligations under its joint venture agreement with Marum. During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property. The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.

For the year ended May 31, 2001, the Company's exploration and development costs related to the Chinchaga Property were nil as compared to nil for the year ended May 31, 2000.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

At May 31, 2002, the Company reported cash and cash equivalents of $296,849 as compared to $366,527 for the year ended May 31, 2001. The Company derived its source of cash from the exercise of warrants ($145,000) in the year ended May
31, 2001. This amount was offset by $107,505 representing cash used in operating activities. The Company's unused sources of liquidity arise from its unallocated working capital. The Company has historically satisfied its capital needs by issuing securities.

At May 31, 2001, the Company reported cash and cash equivalents of $366,527 as compared to $307,659 for the year ended May 31, 2000. The Company derived its source of cash for the year ended May 31, 2001 from the exercise of warrants ($145,000). This amount was offset by $53,160 representing cash used in operating activities.

The Company did not carry out any exploration work on the Torngat Property during 2002. The Company has sufficient cash on hand to complete the exploration work on the Torngat Property, if the Company decides to proceed with the proposed project on the Torngat Property. In the event that a proposed exploration program is successful and yields results meriting further exploration work, the Company proposes to finance such additional work from its working capital reserve.

The Company's decision to undertake additional exploration programs will depend upon the Company or other mineral exploration companies in the region of the Siwash Creek Property encountering positive mineral results and an increase in base metal prices.

The Company's only plans over the next 12 months are to proceed with the exploration programs on the Torngat Property and possibly the Siwash Creek Property. While it may evaluate properties for acquisition, the Company does not have any specific plans to purchase any additional properties over the following 12 months. Therefore, the Company does not have any plans to raise funds through the issuance of equity securities in the foreseeable future. In the event that the Company decides to purchase additional properties, it will finance such a purchase from its working capital reserve and if necessary, through the sale of marketable securities.

The Company estimates that its working capital reserve will last approximately 12 months.

ITEM  6.    DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES
            ----------------------------------------------

DIRECTORS  AND  SENIOR  MANAGEMENT

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.



NAME                  POSITION HELD     POSITION HELD   PRINCIPAL OCCUPATION
                        WITH THE          SINCE
                        COMPANY

Anton J. Drescher    President,         1991            Chief Financial Officer of USA Video
                     Chief                              Interactive Corp. since 1993 and Director
                     Executive                          from 1994 to present; Secretary/Director of
                     Officer and                        Cal-Star Inc. from 2001 to present;
                     and Director                       Secretary Treasurer/ Director of iQuest
                                                        Networks Inc.  from 1996 to present;
                                                        President/Director and Chief Executive
                                                        Officer of International Tower Hill Mines
                                                        Ltd. from 1990 to present; President of
                                                        Westpoint Management Consultants Limited
                                                        of Vancouver, BC since 1979; President of
                                                        Harbour Pacific Capital Corp. since 1998;
                                                        Certified Management Accountant since
                                                        1981.

Norman J. Bonin .    Director and       1987            President/Director of Direct Disposal Corp.
                     Chief Financial                    since 1993; Director of Cal-Star Inc.  from
                     Officer                            2000 to present; Director of International
                                                        Tower Hill Mines Ltd. from 1988 to present
                                                        and Chief Financial Officer since 2002;
                                                        director of iQuest Networks Inc. from 2000
                                                        to present; former Director of USA Video
                                                        Interactive Corp. from 1998 to 2000

Rowland Perkins .    Director           1998            President of ebackup Inc. Since 2001.
                                                        Alberta Regional Manager for Securitinet
                                                        Storage Solutions 1999-2001; Vice President
                                                        of Simul Corp. 1997-1999 President of
                                                        Franchise Network from 1994-1997

Donna M. Moroney.    Secretary          1997            Consultant to public companies since 1992



There is no family relationship between any of the above named directors or officers.

ANTON  J.  DRESCHER  -  PRESIDENT  AND  DIRECTOR
------------------------------------------------

Mr. Drescher has been the Company's President, Chief Executive Officer and a Director since 1991. He is responsible for overall management and strategic planning. He devotes 50% of his time during a typical work week to the business and affairs of the Company. Mr. Drescher has served as President of Westpoint Management Consultants Limited since 1980 and Harbour Pacific Capital Corp.
since 1998, providing administrative and accounting services to listed companies. He has also served as a Director on the following listed public companies: USA Video Interactive Corp. since 1995; iQuest Networks Inc. since 1993; and Cal-Star Inc. since 1997.

NORMAN  J.  BONIN  -  DIRECTOR  AND  CHIEF  FINANCIAL  OFFICER
--------------------------------------------------------------

Mr. Bonin has been a Director of the Company since 1997 and Chief Financial Officer since 2002. He devotes 25% of his time during a typical work week to the business and affairs of the Company. He has served as the President and Director of Direct Disposal Corp. since 1993. Direct Disposal Corp. is a waste management and recycling company. Mr. Bonin's public company experience includes serving as a Director of Cal-Star Inc. from 1998 to present, iQuest Networks Inc. from 2000 to present and USA Video Interactive Corp. from 1998 to 2000.

ROWLAND  PERKINS  -  DIRECTOR
-----------------------------

Mr. Perkins has been a Director of the Company since 1998. He devotes 25% of his time during a typical work week to the business and affairs of the Company. He currently serves as President of ebackup Inc. an online remote data backup and archival company. He has previously served as Alberta Regional Manager for Securitinet Storage Solutions Inc. (formerly Intellisave Datavaults Inc.) (1999 to 2001), a consulting company that provides backup and archiving of data on personal computers and network servers; Vice-President for Simul Corporation (1997 to 1999), a consulting and training company; and President of Franchise Networks (1994 to 1997), an international franchise consulting organization that assists prospective franchisees find businesses. Mr. Perkins has also served as a Director for several public companies including: Future Media Technologies Corp. (1990 to 1992); Powertech Industries (1992); Rugby Resources (1991 to
1992);  A.C.T.  Industrial Corp. (1991 to 1992); Fastlane International (1990 to
1992); Force Resources (1990 to 1992); Carolina Gold (1991 to 1992); and USA Video Interactive Corp. (1990 to 1992).

DONNA  M.  MORONEY  -  SECRETARY
--------------------------------

Ms. Moroney has been a Secretary for the Company since 1997. She devotes 25% of her time during a typical work week to the business and affairs of the Company. Ms. Moroney has been a consultant to public companies assisting with regulatory compliance and administration matters since 1992 and has been an instructor of corporate/securities law for legal assistants.

COMPENSATION
------------

For the fiscal year ending May 31, 2002, the Company paid an aggregate of $34,902 in cash compensation to the directors and officers as a group.

The following table sets out compensation information for the fiscal years ended May 31, 2002, May 31, 2001 and May 31, 2000 for the Company's directors and members of its administrative, supervisory or management bodies.



NAME AND PRINCIPAL                     ANNUAL COMPENSATION               LONG TERM COMPENSATION
POSITION
                                                      OTHER         AWARDS          PAYOUTS
                     YEAR     SALARY     BONUS       ANNUAL
                              (CDN$)     (CDN$)    COMPENSATION
                                                      (CDN$)

                                                                  SECURITIES   RESTRICTED SHARES
                                                                     UNDER             OR
                                                                   OPTIONS/        RESTRICTED             ALL OTHER COMPEN-
                                                                     SARS         SHARE UNITS      LTIP        SATION
                                                                   GRANTED          (CDN$)        PAYOUTS      (CDN$)
                                                                     (#)                           (CDN$)
Anton J. Drescher.  5/31/02    Nil       Nil     $ 34,902 (1)       Nil             Nil            Nil       Nil
President. . . . .  5/31/01    Nil       Nil     $ 33,250 (1)       Nil             Nil            Nil       Nil
                    5/31/00    Nil       Nil     $ 32,900 (1)       Nil             Nil            Nil       Nil

Donna Moroney. . .  5/31/02    Nil       Nil     Nil                Nil             Nil            Nil       Nil
Secretary. . . . .  5/31/01    Nil       Nil     Nil                Nil             Nil            Nil       Nil
                    5/31/00    Nil       Nil     $    450 (2)       Nil             Nil            Nil       Nil

(1) These annual payments were for consulting and accounting fees paid to Harbour Pacific Capital Corp.

(2) These payments were for legal and administrative fees paid to Donna Moroney. Ms. Moroney is paid when services are performed on an "as needed" basis.

BOARD  PRACTICES
----------------

The Board of Directors of the Company is elected at the annual general meetings of the shareholders of the Company. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia).

The members of the audit committee are Anton J. Drescher, President and Director; Norman J. Bonin, Director; and Rowland Perkins, Director.

At their first meeting following each annual general meeting, the directors of the Company must elect an audit committee consisting of no fewer than three (3) directors, of whom a majority must not be officers or employees of the Company or an affiliate of the Company, to hold office until the next annual general meeting.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

EMPLOYEES
---------

The Company has no employees. The Company uses Harbour Pacific Capital Corp., a management company, wholly owned by Anton J. Drescher, a director and officer of the Company, for day to day operations. The Company does not have a written contract with Harbour Pacific Capital Corp.

SHARE  OWNERSHIP
----------------

The following table sets out the number of shares held by the Company's directors and members of its administrative, supervisory or management bodies as of September 17, 2002 and percentage of those shares outstanding of that class.

NAME                       NUMBER OF COMMON SHARES OWNED    PERCENTAGE OF OUTSTANDING COMMON SHARES
-------------------------  -----------------------------  ----------------------------------------

Anton J. Drescher . . . .            6,139,218                        68.12%
Norman J. Bonin . . . . .               65,160                         0.72%
Rowland Perkins . . . . .                  200                         0.02%
Donna Moroney . . . . . .                 Nil                            Nil
ALL DIRECTORS AND SENIOR.            6,204,578                        68.85%
OFFICERS AS A GROUP
(4 persons)


OPTIONS  AND  OTHER  RIGHTS  TO  PURCHASE  SECURITIES
-----------------------------------------------------

The Company is permitted to grant up to 10% of its issued and outstanding shares for issuance to Directors, Senior Officers and key employees and consultants at prices set in accordance with the policies of the TSX Venture Exchange. The granting of options is subject to regulatory approval by the TSX Venture Exchange. Options are typically exercisable for a period of up to 5 years and terminate within 90 days of the optionee ceasing to be in a qualifying relationship with the Company. As of the date of this registration statement, there were no options outstanding; however, the Company may in the future grant options to key individuals.

ITEM  7.    MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
            ------------------------------------------------------

The Company is not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by the directors and senior officers of the Company as a group is 6,204,578 common shares, representing 68.85% of the total issued and outstanding common shares of the Company. "Beneficial ownership" means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. More than one person may be deemed to have beneficial ownership of the same securities.

All of the Company's shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers. Accordingly, there are no special voting powers held by the Company's major shareholders.

MAJOR  SHAREHOLDERS
-------------------

As of October 31st, 2002, to the knowledge of the Company, the following is the only person who beneficially owns 5% or more of the issued and outstanding common stock of the Company:



                                        AMOUNT OF    PERCENTAGE OF
TITLE OF CLASS OF       NAME OF       COMMON SHARES   OUTSTANDING
SECURITY              STOCKHOLDER         OWNED      COMMON SHARES
-----------------  -----------------  -------------  --------------


Common Shares . .  Anton J. Drescher      6,139,218          68.12%
-----------------  -----------------  -------------  --------------

As of September 17th, 2002, there were 321 registered and non-registered holders of record of the common shares of the Company. 85 registered and non-registered holders of record are resident in the United States.

During the fiscal year ended May 31, 1998, Anton J. Drescher advanced $42,000 to the Company and Norman Bonin advanced $42,500. Mr. Drescher and Mr. Bonin are directors of the Company.

During the fiscal year ended May 31, 1999, Mr. Drescher made a cash advance in the amount of $6,000 to the Company. The Company issued 235,418 shares at $0.40 per share to settle a total debt of $94,167 owed to Mr. Drescher, Mr. Bonin and Westpoint Management Consultants Limited, a company owned by Anton J. Drescher. Mr. Bonin was repaid completely for the cash advanced during the fiscal year ended May 31, 1998. The Company continued to owe $5,000 to Mr. Drescher.

During the fiscal year ended May 31, 2000, the Company repaid the balance owing of $5,000 to Mr. Drescher.

During fiscal 2002, Mr. Drescher advanced $1,500 to the Company, which amount has been subsequently fully repaid.

RELATED  PARTY  TRANSACTIONS
----------------------------

The business of the Company is managed by its directors and officers and the Company has no employment agreements. The Company currently pays Cdn$2,500 per month to a management company, Harbour Pacific Capital Corp., owned by Anton J. Drescher, for management and administrative services. The Company also pays a consulting fee to Donna Moroney when legal and administrative services are performed on an "as needed" basis.

It is the opinion of management that the terms of this transaction are favourable to the Company and in its best interest. Management also believes that the Company could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

With the exception of Anton J. Drescher who holds 6,139,218 common shares in the capital stock of the Company representing 68.12% of the outstanding common shares, there are no material interests, direct or indirect, of directors, senior officers or shareholders of the Company who beneficially own, directly or indirectly, more than 5% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since May, 1998 or in any proposed transaction which has materially affected or will materially affect the Company.

INTERESTS  OF  EXPERTS  AND  COUNSEL
------------------------------------

Not  applicable.

ITEM  8.   FINANCIAL  INFORMATION
           ----------------------

CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION
------------------------------------------------------------

See the Company's audited consolidated financial statements for the fiscal year ended May 31, 2002 attached hereto.

The Company is not aware of any current or pending material legal or arbitration proceeding to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject.

The Company is not aware of any material proceeding in which any director, senior manager or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company.

The  Company  has  not declared or paid any cash dividends on its capital stock.
The Company does not currently expect to pay cash dividends in the foreseeable future.

SIGNIFICANT  CHANGES
--------------------

There have been no significant changes since the date of the Company's annual financial statements or since the date of the Company's most recent interim financial statements.

ITEM  9.    THE  OFFER  AND  LISTING
            ------------------------

LISTING  DETAILS
----------------

The following table discloses the annual high and low sales prices in Canadian dollars for the Company's common shares for the five (5) most recent financial years as traded on the TSX Venture Exchange:


YEAR  HIGH  LOW
----  ----  ----

2002  2.10  0.85
----  ----  ----
2001  3.10  1.75
----  ----  ----
2000  3.10  0.70
----  ----  ----
1999  1.90  0.30
----  ----  ----
1998  1.20  0.40
----  ----  ----

The following table discloses the high and low sales prices in Canadian dollars for the Company's common shares for each quarterly period within the two most recent fiscal years as traded on the TSX Venture Exchange:

QUARTER ENDED      HIGH  LOW
-----------------  ----  ----

May 31, 2002. . .  1.50  0.85
-----------------  ----  ----
February 28, 2002  1.84  1.00
-----------------  ----  ----
November 30, 2001  1.84  1.30
-----------------  ----  ----
August 31, 2001 .  2.10  1.50
-----------------  ----  ----
May 31, 2001. . .  2.10  1.95
-----------------  ----  ----
February 28, 2001  2.30  1.75
-----------------  ----  ----
November 30, 2000  2.90  2.10
-----------------  ----  ----
August 31, 2000 .  3.10  2.10
-----------------  ----  ----
May 31, 2000. . .  3.10  1.30
-----------------  ----  ----

The following table discloses the monthly high and low sales prices in Canadian dollars for the Company's common shares for the most recent six months as traded on the TSX Venture Exchange:

MONTH           HIGH    LOW
--------------  -----  -----

October 2002 .   0.95   0.80
--------------  -----  -----
September 2002   1.04   0.95
--------------  -----  -----
August 2002. .   1.08   0.95
--------------  -----  -----
July 2002. . .   0.92   0.92
--------------  -----  -----
June 2002. . .   1.05   1.05
--------------  -----  -----
May 2002 . . .  *0.95  *1.25
--------------  -----  -----

*  No  trades  -  prices  listed  are  bid  and  ask  prices.

The following table discloses the high and low sales prices in US dollars for the Company's common shares for each quarterly period since its listing on the OTC BB as of October 5th, 2001:

QUARTER ENDED      HIGH  LOW
-----------------  ----  ----

May 31, 2002. . .  0.70  0.52
-----------------  ----  ----
February 28, 2002  0.75  0.75
-----------------  ----  ----
November 30, 2001  1.11  0.75
-----------------  ----  ----

The following table discloses the monthly high and low sales prices in US dollars for the Company's common shares for the most recent six months as traded on the OTC BB:


MONTH           HIGH    LOW
--------------  -----  -----

October 2002 .  *0.60  *0.20
--------------  -----  -----
September 2002  *0.60  *0.20
--------------  -----  -----
August 2002. .   0.60   0.20
--------------  -----  -----
July 2002. . .  *0.55  *0.52
--------------  -----  -----
June 2002. . .  *0.55  *0.52
--------------  -----  -----
May 2002 . . .  *0.55  *0.52
--------------  -----  -----

*  No  trades  -  prices  listed  are  bid  and  ask  prices.

As of September 17th, 2002, there are 9,012,183 shares of the Company's common stock (without par value) issued and outstanding. The Company's stockholder list as provided by ComputerShare Investor Services, Inc. (formerly, Montreal Trust Company of Canada), the Company's registrar and transfer agent, indicated that the Company had 202 registered stockholders owning its common stock, of which 59 (29%) of these registered stockholders are residents of the United States, owning 815,703 (9.1%) of the shares issued and outstanding.

MARKETS
-------

The Company's common shares are listed on the TSX Venture Exchange under the trading symbol "ITH." There are currently no restrictions on the transferability of these shares under Canadian securities laws. The Company also trades on the OTC BB under the trading symbol "ITHMF", and trades on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol "IW9".

The Company, as a foreign private issuer, will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

ITEM  10.    ADDITIONAL  INFORMATION
             -----------------------

SHARE  CAPITAL
--------------

Not  applicable.

MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION
------------------------------------------

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on February 6, 2001, which became effective April 6, 2001, to which the Company's Memorandum and Articles were filed as exhibits.

MATERIAL  CONTRACTS
-------------------

The Company entered into a joint venture agreement with Marum Resources Inc. ("Marum") on January 29, 1999 to explore for diamonds in the Chinchaga area of northern Alberta, Canada. Pursuant to this agreement the Company was to contribute $300,000 by way of cash or cash equivalents, of which a maximum contribution of $100,000 could be made through private placement for shares in Marum. The Company was to receive a 50% interest in Marum's working interest in the three townships of the Chinchaga area. This agreement was subsequently amended on December 5, 2000. The amendment reduced the total acquisition price to $270,000 and allowed the Company to acquire its remaining 25% interest in the Chinchaga area by exercising warrants to acquire an additional 1,000,000 common shares. During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property. The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.

EXCHANGE  CONTROLS
------------------

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common stock. See "Taxation" below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

TAXATION
--------

The following is a summary of the material anticipated tax consequences of an investment by an investor not resident in Canada, under Canadian tax laws.

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares. Prospective purchasers of the Company's common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares. The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with the Company, are not "financial institutions" as defined in the Income Tax Act (Canada), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada. The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada Customs and Revenue Agency, and the provisions of the Canada-U.S. Income Tax Treaty (1980). It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective. If so, this summary may be affected. Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

CANADIAN  FEDERAL  INCOME  TAX  CONSIDERATIONS
----------------------------------------------

DIVIDENDS  ON  THE  COMPANY'S  COMMON  SHARES

Under the Income Tax Act, amounts paid or credited on account or instead of payment of, or in satisfaction of, dividends, including stock dividends, to holders of the Company's common shares that are resident in a country other than Canada will be reduced by withholding tax of 25% of the amount of the dividend. The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

Under the Canada-U.S. Income Tax Treaty, when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" or "fixed base" in Canada, and is considered to be a resident of the United States under the Canada-U.S. Income Tax Treaty, the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the amount of the dividends or, if the recipient is a corporation which owns at least 10% of the voting stock of the Company, to 5% of the amount of the dividends. Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Income Tax Treaty, will not have to pay the Canadian withholding tax.

DISPOSITION  OF  COMMON  SHARES

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Income Tax Treaty. A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a prescribed stock exchange within the meaning of the Income Tax Act on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of the Company's classes or series of shares at any time within five years immediately preceding the date of disposition. Where a common share is taxable Canadian property to a U.S. resident holder, the Canada-U.S. Income Tax Treaty will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada. This relief under the Canada-U.S. Income Tax Treaty may not be available to a U.S. resident holder who had a "permanent establishment" or "fixed base" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment or fixed base.

Under the Income Tax Act, the disposition of a common share by a holder may occur in a number of circumstances including on a sale or gift of the share or upon the death of the holder. There are no Canadian federal estate or gift taxes on the purchase or ownership of the common shares.

All non-Canadian stockholders who dispose of "taxable Canadian property" are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition. The purchaser is obligated to withhold 33 1/3% of the gross proceeds on the acquisition of the common shares from a non-Canadian stockholder except to the extent of the certificate limit on a clearance certificate obtained by the stockholder under Section 116 of the Income Tax Act.

A Section 116 clearance certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada. If the non-Canadian stockholder does not provide a Section 116 clearance certificate to the purchaser, then the purchaser will be required to withhold and remit to the Canada Customs and Revenue Agency 33 1/3% of the proceeds on account of the non-Canadian stockholder's tax obligation, on or before the end of the month following the date of sale. The stockholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

REPURCHASE  OF  THE  COMMON  SHARES  BY  THE  COMPANY

If the Company repurchases its common shares from a holder of its common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by the Company that exceeds the "paid-up capital" of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by the Company to the holder of its common shares. The paid-up capital of the Company's common shares may be less than the holder's cost of its common shares. The tax treatment of any dividend received by a holder of the Company's common shares has been described above under "Dividends on Our Common Shares."

A holder of the Company's common shares will also be considered to have disposed of its common shares purchased by the Company for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of the Company's common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares. The tax treatment of any capital gain or capital loss has been described above under "Disposition of the Company's Common Shares."

U.S.  FEDERAL  INCOME  TAX  CONSIDERATIONS
------------------------------------------

The following is a summary of the material anticipated U.S. federal income tax consequences of an investment by a U.S. citizen or resident ("U.S. Taxpayer") under U.S. tax laws. The discussion of U.S. federal income tax considerations is not exhaustive of all possible U.S. federal income tax considerations and does not take into account state, local or foreign tax considerations. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares. Prospective purchasers of the Company's common shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares. The discussion of U.S. federal income tax considerations assumes that the holders of common shares hold their common shares for investment, deal at arms length with the Company, do not use or hold their common shares in, or in the course of, carrying on a business such as a dealer in securities, and own less than 10% of the shares of the Company. The discussion of U.S. federal income tax considerations is based on the current provisions of the Internal Revenue Code of 1986 ("Code"), the Treasury Department Regulations under the Code, the current administrative pronouncements of the Internal Revenue Service, and court decisions which are currently applicable.

The anticipated tax consequences may change, and any change may be retroactively effective. If so, this summary may be affected. Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

     GENERAL  RULES  OF  U.S.  TAXATION
     ----------------------------------

Except as discussed below in the section on passive foreign investment companies, the mere acquisition and holding of Company shares is not a U.S. taxable event. Major U.S. taxable events are the receipt of dividends on Company shares, the sale or exchange of common shares and the purchase of common shares by the Company.

     DIVIDENDS

Dividends paid on common shares to U.S. Taxpayers will be subject to U.S. federal income tax as ordinary income. U.S. Taxpayers can reduce U.S. tax on dividends by claiming a foreign tax credit for Canadian and any other foreign taxes incurred on such dividends. The amount of foreign tax credit allowed is generally the lower of the foreign taxes incurred or the amount of U.S. federal income tax imposed on the dividend. Unused foreign tax credits can be carried back two years and carried forward five years to reduce U.S. tax on similar foreign source income. U.S. taxpayers can forego foreign tax credits on foreign taxes and instead take a deduction for foreign taxes in computing taxable income. For individuals, such a deduction constitutes an itemized deduction.

     SELL  OR  EXCHANGE  OF  COMMON  SHARES  TO  THIRD  PARTIES

The sale or exchange of common shares to third parties ("Sale") produces capital gain income or loss equal to the difference between the proceeds received on Sale and the original purchase cost to the holder of the shares. Capital gain will be classified and taxed in one of three ways - Sale of stock held for less than a year will produce short-term capital gain that is taxed as ordinary income except to the extent reduced by other capital losses or capital loss carry forwards. Gain from the Sale of shares held more than one year will constitute long-term capital gain, except to the extent reduced by other capital losses and capital loss carryovers. Long-term capital gains are taxed to individuals at a separate 20% tax rate, or for individuals in very low tax brackets, at a special 10% tax rate. Corporations pay tax at ordinary income rates on long-term capital gains. The special long-term capital gain tax rate for individuals is reduced to 18% for shares purchased after January 1, 2001 and held for more than five years, and for similarly situated low bracketed taxpayers the capital gain rate is reduced to 8%. Credits or deductions for foreign taxes incurred on such Sales can be used to reduce U.S. income tax on capital gains in a manner similar to that discussed in the dividend section. Capital losses are generally deductible only against capital gains. Individual U.S. taxpayers may deduct against ordinary income $3,000 per year of any unused capital losses or capital loss carryovers. An individual may carry forward indefinitely any capital losses not deducted in the year incurred. A corporation may carry back capital losses three years and carry forward capital losses five years. Any corporate capital losses not used during the carry back and carry forward years expires.

     REPURCHASE  OF  COMMON  SHARES  BY  THE  COMPANY

If the Company repurchases the entire shareholdings of a holder of its common shares in a single transaction, the transaction will be taxed as a Sale in the same manner as described above for sales and exchanges to third parties. Complex attribution rules apply in determining whether a transaction involves the entire shareholdings of a holder. If the Company repurchases less than the entire holdings of a holder of its common shares, complicated rules determine whether or not the transaction will be taxed as a sale or exchange or as a dividend from the Company. Holders of common shares in these situations should consult their own tax advisors to determine how the transaction should be treated for U.S. tax purposes.

     PASSIVE  FOREIGN  INVESTMENT  COMPANY  CONSIDERATIONS
     -----------------------------------------------------

It is highly likely that the Company will be classified as a passive foreign investment company ("PFIC") from time to time for U.S. federal income tax purposes. A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test.

A non-U.S. corporation satisfies the PFIC asset test if 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. Mineral property held for the production of royalty income is held for the production of passive income. Mineral property held for the active development and extinction of mineral deposits is not held for the production of passive income. Because the Company has not yet committed to the method of realizing profit from mineral discoveries, application of the asset test is problematic.

A non-U.S. corporation satisfies the PFIC income test if 75% or more of its gross income is passive income. Interest income and gains from the sale of marketable securities generally constitutes passive income. Because the PFIC income test is a gross income test, losses from operations or administrative expenses do not reduce passive income for purposes of the PFIC income test. The Company has had, in past years, interest income and gain from the sale of marketable securities and no other operating income, and may have such situations in the future. Thus, it is highly likely that the Company will satisfy the gross income test and be classified as a PFIC from time to time in the future for U.S. federal income tax purposes.

U.S. Taxpayers holding shares classified as PFIC stock are subject to one of three special tax regimes with respect to the PFIC stock. Such shareholders can elect to be taxed under either the Market to Market Regime or under the Qualified Electing Fund ("QEF") Regime. Failure to qualify for and elect either of these two regimes results in being taxed under the Excess Distribution Regime.

Under the Excess Distribution Regime, shares are considered PFIC stock in the first year that the Company becomes a PFIC with respect to that particular holder and all subsequent years. Actual distributions from the Company are classified as regular distributions or excess distributions. An actual distribution is an excess distribution to the extent the total of actual distributions during a taxable year exceeds 125% of the average of actual distributions received in the three preceding years. All gain recognized on the disposition of shares considered PFIC stock are classified as excess distributions. Total excess distributions for any year are allocated ratably over all the days during which the holder held the shares. Amounts allocated to prior years during which the Company was a PFIC are subject to a special tax calculation consisting of the highest rate of tax for the year to which allocated and an interest charge as if such tax were an underpayment of taxes for the year allocated. This special tax, known as the Deferred Tax Amount, is added to the holder's regular tax liability. All other portions of the excess distributions are added to the regular distributions and taxed as dividend income according to the general rules above. Foreign taxes incurred with respect to an excess distribution are allocated in the same manner as the excess distributions. Foreign taxes allocable to excess distributions used to determine the Deferred Tax Amount can be credited against the Deferred Tax Amount otherwise payable, but any foreign taxes in excess of the Deferred Tax Amount are permanently lost rather than generating foreign tax credit carry forwards. Foreign taxes allocable to the remainder of the excess distributions are subject to the general rules for foreign tax credits discussed above.

A U.S. Taxpayer can avoid the Excess Distribution Regime by electing to be taxed under the QEF Regime in the first year in which the Company qualifies as a PFIC while its shares are held by such holder. The Company must have agreed to make available to holders the information necessary to determine the inclusions under the QEF rules and to assure compliance in order for the holder to be able to make a QEF election. Under a QEF election, the holder must include in its taxable income its pro rata share of the earnings and profits of the Company divided into ordinary income and net capital gain. Actual distributions from the Company paid out of earnings and profits previously included as income under the QEF election are treated as a tax-free return of capital. Under the QEF election, a holder's basis in the Company stock is increased by any amount included in the holder's income under the QEF rules and decreased by any distributed amount treated as a tax free return of capital. Gains on sales or other dispositions of PFIC stock under the QEF regime are generally taxable as capital gain income under the general rules discussed above.

A holder electing to be taxed under the QEF Regime may make a further election to defer paying taxes due under the QEF Regime until actual distributions are made from the PFIC to the holder. Interest will be charged on such deferred tax liability until the liability is actually paid at the normal rate for underpayments of tax.

U.S. Taxpayers holding shares can also avoid the Excess Distribution Regime by electing to be taxed under the Market to Market Regime as long as the shares are publicly traded. Under the Market to Market Regime, a holder includes in taxable income an amount equal to the appreciation of the stock for the taxable year. A deduction for losses is allowed equal to the lesser of the loss incurred on the stock in the taxable year or the amount of the unreversed prior inclusions with respect to the same stock. Such gains and losses are treated as ordinary. Basis in shares is adjusted for such income and loss recognitions. Gain and most loss on sale of shares is ordinary rather than capital.

Use of PFIC shares as security for a loan constitutes a disposition of the shares for tax purposes. Holders are advised to consult their own personal tax advisors before entering into such transactions.

     HOLDERS  OF  10%  OR  MORE  OF  COMPANY  STOCK
     ----------------------------------------------

U.S. Taxpayers holding, directly or indirectly, 10% or more of Company stock may be subject to other overlapping special rules of U.S. taxation involving foreign stock that may supplement and/or supercede the PFIC rules. Complex attribution rules exist for determining direct and indirect ownership of shares. Holders of Company shares in these situations should consult their own tax advisors about these more complicated situations.

     FOREIGN  INVESTMENT  COMPANY  CONSIDERATIONS
     --------------------------------------------

It is currently unlikely but possible that the Company may be classified as a foreign investment company for U.S. federal income tax purposes. A foreign investment company includes any foreign corporation engaged primarily in the business of investing, reinvesting or trading in securities or commodities, including a fractional undivided interest in oil, gas or other mineral rights, at a time when 50% or more of the total combined voting power of all classes of stock entitled to vote or the total value of all classes of stock are held directly or indirectly by U.S. Taxpayers. It is difficult to predict whether the Company's mineral activities will be mere holding and investing as opposed to actual development activities at a time when, if ever, U.S. Taxpayer holders acquire the requisite percentage ownership of the Company. The PFIC rules overlap with, and to a great extent, supercede the foreign investment company U.S. tax rules. Holders should consult their own tax advisors when and if the Company ever becomes a foreign investment company to determine how to reconcile the PFIC and foreign investment company rules in determining their own tax situations.

DIVIDENDS  AND  PAYING  AGENTS
------------------------------

Not  applicable.

STATEMENT  BY  EXPERTS
----------------------

Not  applicable.

DOCUMENTS  ON  DISPLAY
----------------------

Data on the Company's mineral properties may be viewed at the Company's office located at #507 - 837 West Hastings Street, Vancouver, B.C., V6C 3N6.

Material contracts and publicly available corporate records may be viewed at the Company's registered and records office located at 1750 - 750 West Pender Street, Vancouver, B.C., V6C 2T8.

We filed a registration statement on Form 20-F with the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on February 6, 2001, which became effective April 6, 2001. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM  11.    QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK
             ----------------------------------------------------------------

The Company is a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM  12.    DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES
             ------------------------------------------------------------

Not  applicable.

                                     PART II

ITEM  13.    DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES
             ---------------------------------------------------

Not  applicable.


ITEM  14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS
             --------------------------------------------------

MATERIAL  MODIFICATIONS  TO  THE  RIGHTS  OF  SECURITY  HOLDERS
---------------------------------------------------------------

None.

USE  OF  PROCEEDS
-----------------

Not  applicable

ITEM  15.      [RESERVED]

ITEM  16.       [RESERVED]

                                    PART III

ITEM  17.    FINANCIAL  STATEMENTS
             ---------------------
                                                                            Page
                                                                            ----

Auditors'  Report  dated  July  16,  2002                                    F1

Consolidated  Balance  Sheet  at
May  31,  2002,  2001  and  2000                                             F2

Consolidated  Statement  of  Operations  and  Deficit  for
the  years  ended  May  31,  2002,  2001  and  2000                          F3

Consolidated  Statement  of  Cash  Flows  for
the  years  ended  May  31,  2002,  2001  and  2000                          F4

Notes  to  the  Consolidated  Financial  Statements
for  the  years  ended  May  31,  2002,  2001  and  2000                     F5

ITEM  18.    FINANCIAL  STATEMENTS
             ----------------------

Not  applicable.

ITEM  19.    EXHIBITS
             ---------

1.1* The  Articles  of  Incorporation  of  the  Company  dated  May  26,  1978

1.2* The  Memorandum  of  the  Company  dated  May  26,  1978

1.3* Amended  Articles  of  Incorporation  of the Company dated October 23, 1978

1.4* Amendment to the Memorandum dated June 1, 1998 (Change of name from Ashnola
     Mining  Company  Ltd.  to  Tower  Hill  Mines  Ltd.)

1.5* Amendment to the Memorandum dated March 15, 1991 (Change of name from Tower
     Hill  Mines  Ltd.  to  International  Tower  Hill  Mines  Ltd.)

4.1* Joint  Venture  Agreement  dated  January  29, 1999 between the Company and
     Marum  Resources  Inc.

4.2* Amending Agreement (to the Joint Venture Agreement dated January 29, 1999) dated December 5, 2000 between the Company and Marum Resources

4.3* Option  Agreement  dated  October 27, 1987 between the Company and Patricia
     Mullin

4.4* Settlement  Agreement dated March 18, 1991 between the Company and Patricia
     Mullin

4.5* Letter  of  Intent  dated  November 17, 1987 between the Company and Brenda
     Mines  Ltd.

8.1**  Subsidiaries  of  the  Company

* Incorporated by reference from the Company's Registration Statement on Form 20-F filed on February 6, 2001 with the Securities and Exchange Commission.

** Incorporated by reference from the Company's Amendment No. 2 to the Registration Statement dated April 11, 2001.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL  TOWER  HILL  MINES  LTD.


       /s/  Anton  (Tony)  J.  Drescher
---------------------------------------
By:     Anton  (Tony)  J.  Drescher
        ----------------------------
     Its:      President
          --------------

Date:      November  11th      ,  2002
      -------------------------------

                                 CERTIFICATIONS
                                 --------------

I,  Anton  J.  Drescher,  certify  that:

1. I have reviewed this annual report on Form 20-F of International Tower Hill Mines Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:     November  11th,  2002

By:     /s/  Anton  J.  Drescher
----------------------------------------------
        Anton  J.  Drescher
        President  and  Chief  Executive  Officer


I,  Norman  J.  Bonin,  certify  that:

1. I have reviewed this annual report on Form 20-F of International Tower Hill Mines Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:     November  11th,  2002

By:     /s/  Norman  J.  Bonin
----------------------------------------------
        Norman  J.  Bonin
        Chief  Financial  Officer

                                       F1

                       INTERNATIONAL TOWER HILL MINES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                                  MAY 31, 2002



                                       F2

INTERNATIONAL  TOWER  HILL  MINES  LTD.

CONSOLIDATED  FINANCIAL  STATEMENTS
-----------------------------------

MAY  31,  2002                                               PAGE
--------------







Auditors'  Report                                             3

Consolidated  Balance  Sheets                                 4

Consolidated  Statements  of  Operations  and  Deficit        5

Consolidated  Statements  of  Cash  Flows                     6

Notes  to  the  Consolidated  Financial  Statements        7-13



















                                       F3

                               [GRAPHIC  OMITED]



                                                   1000  -  1190  Hornby  Street
                                                   Vancouver,  BC   V6Z  2W2
                                                   Tel:  604-687-4511
                                                   Fax:  604-687-5617
                                                   Toll  Free:  1-800-351-0426
                                                   www.MacKayLLP.ca

CHARTERED
ACCOUNTANTS

MacKay  LLP

AUDITORS'  REPORT

TO  THE  SHAREHOLDERS  OF
INTERNATIONAL  TOWER  HILL  MINES  LTD.

We have audited the consolidated balance sheets of International Tower Hill Mines Ltd. as at May 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.




VANCOUVER,  CANADA                                                 "MACKAY  LLP"
JULY  16,  2002                                           CHARTERED  ACCOUNTANTS


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended May 31, 2002 and shareholders' equity as at May 31, 2002, 2001 and 2000 to the extent summarized in note 9 to the consolidated financial statements.



VANCOUVER,  CANADA                                                "MACKAY  LLP"
JULY  16,  2002                                          CHARTERED  ACCOUNTANTS


                                       F4

INTERNATIONAL  TOWER  HILL  MINES  LTD.

CONSOLIDATED  BALANCE  SHEETS
-----------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                                                   May 31
                                                      2002          2001          2000
ASSETS
CURRENT
    Cash and cash equivalents. . . . . . . . . .  $   296,849   $   366,527   $   307,659
    Guaranteed investment certificate. . . . . .            -       104,072       100,000
    Marketable securities (note 3) . . . . . . .       37,520        37,520       142,450
    BC mining exploration tax credit receivable.       14,670             -             -
    Accounts receivable. . . . . . . . . . . . .        1,304         6,937        25,430
    Prepaid expenses . . . . . . . . . . . . . .        1,261         2,266         2,209
                                                  ------------  ------------  ------------

                                                      351,604       517,322       577,748

TERM DEPOSIT (note 4a) . . . . . . . . . . . . .        2,500         2,500         2,500

MINERAL PROPERTIES (note 4). . . . . . . . . . .    1,059,982     1,043,727       917,809
                                                  ------------  ------------  ------------

                                                  $ 1,414,086   $ 1,563,549   $ 1,498,057
                                                  ============  ============  ============


Liabilities
------------

CURRENT
    Accounts payable and accrued liabilities . .  $    14,433   $    11,855   $     6,010
    Due to directors . . . . . . . . . . . . . .        1,500             -             -
                                                  ------------  ------------  ------------

                                                       15,933        11,855         6,010
                                                  ------------  ------------  ------------

Share Capital and Deficit
-------------------------

SHARE CAPITAL (note 5) . . . . . . . . . . . . .    3,515,664     3,515,664     3,370,664

DEFICIT. . . . . . . . . . . . . . . . . . . . .   (2,117,511)   (1,963,970)   (1,878,617)
                                                  ------------  ------------  ------------

                                                    1,398,153     1,551,694     1,492,047
                                                  ------------  ------------  ------------

                                                  $ 1,414,086   $ 1,563,549   $ 1,498,057
                                                  ============  ============  ============

COMMITMENTS  (note  4)

APPROVED  BY  THE  DIRECTORS:

"ANTON  J.  DRESCHER"
           Director

"NORM  J.  BONIN"
          Director

                                       F5

INTERNATIONAL  TOWER  HILL  MINES  LTD.

CONSOLIDATED  STATEMENT  OF  OPERATIONS  AND  DEFICIT
-----------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)


                                                            For the year ended May 31
                                                         2002          2001          200o
INCOME
    Interest. . . . . . . . . . . . . . . . . . . .  $    11,572   $    24,961   $     7,516
                                                     ------------  ------------  ------------

EXPENSES
    Bank charges. . . . . . . . . . . . . . . . . .          575           427           287
    Foreign exchange loss (gain). . . . . . . . . .            -             -            34
    Management fees . . . . . . . . . . . . . . . .       30,000        30,000        30,000
    Office and miscellaneous. . . . . . . . . . . .        3,751         1,623         1,275
    Professional fees . . . . . . . . . . . . . . .       46,184        51,620         7,329
    Rent. . . . . . . . . . . . . . . . . . . . . .        7,200         7,200         7,200
    Stock exchange and filing fees. . . . . . . . .       21,338         4,757         5,933
    Transfer agent fees . . . . . . . . . . . . . .        3,634         4,355         4,157
    Travel and promotion. . . . . . . . . . . . . .        2,441         2,420         2,415
    Write off of deferred exploration expenditures.       49,990             -       130,034
                                                     ------------  ------------  ------------

                                                         165,113       102,402       188,664
                                                     ------------  ------------  ------------

LOSS FROM OPERATIONS. . . . . . . . . . . . . . . .     (153,541)      (77,441)     (181,148)
                                                     ------------  ------------  ------------

OTHER ITEMS
    Gain on sale of marketable securities . . . . .            -         6,158       238,715
    Write-down of marketable securities . . . . . .            -       (14,070)            -
                                                     ------------  ------------  ------------

                                                               -        (7,912)      238,715
                                                     ------------  ------------  ------------

INCOME (LOSS) FOR THE YEAR. . . . . . . . . . . . .     (153,541)      (85,353)       57,567

DEFICIT, BEGINNING OF YEAR. . . . . . . . . . . . .   (1,963,970)   (1,878,617)   (1,936,184)
                                                     ------------  ------------  ------------

DEFICIT, END OF YEAR. . . . . . . . . . . . . . . .  $(2,117,511)  $(1,963,970)  $(1,878,617)
                                                     ============  ============  ============

INCOME (LOSS) PER SHARE (note 6). . . . . . . . . .  $     (0.01)  $     (0.01)  $      0.01
                                                     ============  ============  ============

WEIGHTED AVERAGE NUMBER OF SHARES . . . . . . . . .    9,012,183     8,882,411     8,119,947
OUTSTANDING                                          ============  ============  ============



                                       F6

INTERNATIONAL  TOWER  HILL  MINES  LTD.

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
-----------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)



                                                             For the year ended May 31
                                                          2002         2001         2000
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Income (loss) for the year. . . . . . . . . . . .  $(153,541)  $   (85,353)  $  57,567

    Add (deduct) items not affecting cash

        Gain on sale of marketable securities . . . .          -        (6,158)   (238,715)
        Write-down of marketable securities . . . . .          -        14,070           -
        Write off of deferred exploration expenses. .     49,990             -     130,034
                                                       ----------  ------------  ----------

                                                        (103,551)      (77,441)    (51,114)

    Changes in non-cash items:
        BC mining exploration tax credit receivable .    (14,670)            -           -
        Accounts receivable . . . . . . . . . . . . .      5,633        18,493     (23,034)
        Accounts payable and accrued liabilities. . .      2,578         5,845       2,609
        Prepaid expenses. . . . . . . . . . . . . . .      1,005           (57)      2,661
        Due to directors. . . . . . . . . . . . . . .      1,500             -      (5,000)
                                                       ----------  ------------  ----------

                                                        (107,505)      (53,160)    (73,878)
                                                       ----------  ------------  ----------

FINANCING ACTIVITY
    Shares issued for cash. . . . . . . . . . . . . .          -       145,000     300,000
                                                       ----------  ------------  ----------

INVESTING ACTIVITIES
    Purchase of marketable securities . . . . . . . .          -             -    (120,000)
    Proceeds of disposition of marketable securities.          -        97,018     316,265
    Purchase of guaranteed investment certificate . .          -      (104,072)   (175,000)
    Proceeds on sale of guaranteed investment cert. .    104,072       100,000      75,000
    Mineral property acquisition costs. . . . . . . .    (38,300)      (23,350)    (23,600)
    Mineral property exploration costs. . . . . . . .    (27,945)     (102,568)    (18,052)
                                                       ----------  ------------  ----------

                                                          37,827       (32,972)     54,613
                                                       ----------  ------------  ----------

INCREASE (DECREASE) IN CASH AND CASH. . . . . . . . .    (69,678)       58,868     280,735
 EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR. . . . .    366,527       307,659      26,924
                                                       ----------  ------------  ----------

CASH AND CASH EQUIVALENTS, END OF YEAR. . . . . . . .  $ 296,849   $   366,527   $ 307,659
                                                       ==========  ============  ==========



                                       F7

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

MAY  31,  2002
--------------

1.   NATURE  OF  OPERATIONS

     The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2002, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

     The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

     Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.   SIGNIFICANT  ACCOUNTING  POLICIES

     The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

     A)   BASIS  OF  CONSOLIDATION

          These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd ("813034"), an Alberta corporation.

     B)   MARKETABLE  SECURITIES

          Marketable  securities  are  valued  at  the  lower of cost or market.

     C)   MINERAL  PROPERTIES

          Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

     D)   INCOME  (LOSS)  PER  SHARE

          Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,012,183 (2001 - 8,882,411; 2000 - 8,119,947).

          The company has retroactively applied the Canadian Institute of Chartered Accountants' new accounting standard for earnings per share calculation and disclosure. Under the new standard, the treasury stock method of calculating fully diluted per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an immaterial effect in the presented years.

                                       F8

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

MAY  31,  2002
--------------


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

     E)   CASH  EQUIVALENTS

          The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

     F)   FOREIGN  CURRENCY  TRANSLATION

          Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

     G)   FINANCIAL  INSTRUMENTS

          The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

     H)   ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

     I)   INCOME  TAX

          Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

          Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

     J)   JOINT  VENTURE  ACCOUNTING

          Where the company's exploration and development activities are conducted with others, the accounts reflect only the company's proportionate interest in such activities.

3.   MARKETABLE  SECURITIES

                                              2002     2001      2000
Marum Resources Inc. (market value $46,900)  $37,520  $37,520  $142,450
                                             =======  =======  ========

     At May 31, 2002 the Company held 469,000 shares of Marum Resources Inc. (2001 - 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

                                       F9

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

MAY  31,  2002
--------------

4.   MINERAL  PROPERTIES

     Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

                       Siwash
                       Silver     Chinchaga     Torngat       Fort         2002         2001       2000
                       Leases     Property    Properties   Vermillion      Total       Total      Total
                      ---------  -----------  -----------  -----------  -----------  ----------  --------

ACQUISITION COSTS
--------------------
 Beginning balance .  $180,000   $        -   $    21,950  $         -  $  201,950   $  178,600  $155,000
 Lease costs . . . .    12,500            -         5,800       20,000      38,300       23,350    23,600
                      ---------  -----------  -----------  -----------  -----------  ----------  --------

  Ending balance . .   192,500            -        27,750       20,000     240,250      201,950   178,600
                      ---------  -----------  -----------  -----------  -----------  ----------  --------

Deferred exploration
 Beginning balance .   713,182       50,000        78,595            -     841,777      739,209   721,157
 Drilling. . . . . .    26,977            -             -            -      26,977       40,000         -
 Mapping & sampling.         -            -             -            -                   11,445         -
 Miscellaneous . . .     3,378            -             -            -       3,378            -        51
 Surveying . . . . .    12,908            -         2,190            -      15,098       51,123    18,001
 Tax credits . . . .   (17,508)                                      -     (17,508)
 Write-down. . . . .         -      (49,990)            -            -     (49,990)
                      ---------  -----------  -----------  -----------  -----------

   Ending balance. .   738,937           10        80,785            -     819,732      841,777   739,209
                      ---------  -----------  -----------  -----------  -----------  ----------  --------

Total deferred costs  $931,437   $       10   $   108,535  $    20,000  $1,059,982   $1,043,727  $917,809
                      =========  ===========  ===========  ===========  ===========  ==========  ========

     A)   SIWASH  SILVER  LEASES

          i) On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

               The agreement required total consideration of $160,000 to be paid as follows:

                    $6,000  upon  closing  (paid);
                    $4,000  on  or  before  April  3,  1988  (paid);
                    $10,000  on  or  before  October  3,  1988  (paid);
                    $10,000 on or before October 3, 1989 (paid); and $10,000 each subsequent year thereafter until October 3, 2002

               On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor. The amended payments are as follows:
                    $10,000  on  or  before  October  3,  1990  (paid)
                    $12,500 each subsequent year thereafter until October 3, 2002.
                    (October  3,  2001  and  prior  payments  were  made)

               On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

                                      F10

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

MAY  31,  2002
--------------

4.   MINERAL  PROPERTIES  (cont'd)

               If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

               The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

          ii) On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

               During May 2001 and continuing through December 2001, the Company commenced a drilling program on the leases. Total exploration expenses of $85,237 were incurred during this period, BC mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 have been recorded as receivable.

     B)   CHINCHAGA  PROPERTY

          On January 29, 1999, the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc. The company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.


          The agreement required total consideration of $300,000 to be paid as follows
               $150,000 before June 30, 1999 for first 25% interest $150,000 (amended) before September 30, 2000 for remaining 25% interest

          During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga Property. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000 the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

          During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. At May 31, 2002 no further activity had transpired and no adjustments to the joint venture contribution have been recorded. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned on the property.

     C)   TORNGAT  PROPERTY

          During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.

                                      F11

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                  MAY 31, 2002

4.   MINERAL  PROPERTIES  (cont'd)

     D)   FORT  VERMILLION  PROPERTY

          During fiscal 2002, the company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares  each,  in  the  Province  of  Alberta.

5.   SHARE  CAPITAL

     Authorized:
          20,000,000  common  shares  without  par  value

                                    2002                    2001                 2000
                             Number                 Number                 Number
Issued                      of Shares    Amount    of Shares    Amount    of Shares    Amount
--------------------------  ---------  ----------  ---------  ----------  ---------  ----------

Balance, beginning of. . .  9,012,183  $3,515,664  8,528,850  $3,370,664  7,528,850  $3,070,664
year

Issued for debt settlement          -           -          -           -          -           -

Issued for cash:
    Private placement. . .          -           -          -           -    750,000     225,000
    Exercise of warrants .          -           -    483,333     145,000    250,000      75,000
                            ---------  ----------  ---------  ----------  ---------  ----------

Balance, end of year . . .  9,012,183  $3,515,664  9,012,183  $3,515,664  8,528,850  $3,370,664
                            =========  ==========  =========  ==========  =========  ==========

     A) During 2000 the company issued 733,333 units and 16,667 common shares through a private placement. Each unit consisted of one common share and one non-transferrable warrant to purchase an additional common share exercisable until September 16, 2000 at $0.30 or until September 30, 2001 at $0.35. At May 31, 2001 all warrants had been exercised.

6.   EARNINGS  PER  SHARE

     Fully diluted earnings per share has not been disclosed in 2001 or 2002 as the results are not materially dilutive. The effect of potentially dilutive securities are not included in the calculation of fully diluted earnings per share for fiscal 2001as the result would be anti-dilutive.

7.   RELATED  PARTY  TRANSACTIONS

     During the year the company paid $30,000 (2001 - $30,000) in management fees $ 4,902 (2001 - $3,250) in professional fees to a company controlled by an individual who is a director of the company.

8.     INCOME  TAXES

     The Company has resource deduction tax pools of approximately $2,411,572 available to offset future taxable income.

                                      F12

INTERNATIONAL  TOWER  HILL  MINES  LTD.

NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                  MAY 31, 2002

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

     A)   MINERAL  PROPERTY  EXPLORATION  AND  DEVELOPMENT

     Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

                                                         For the years ended
                                                May 31,           May 31,       May 31,
                                                 2002               2001          2000
Consolidated statement of
    operations and deficit
Income (loss) for the year under
     Canadian GAAP. . . . . . . . . . .  $           (153,541)  $   (85,353)  $    57,567
     Write off of exploration expenses.                49,990             -       130,034
     Mineral property exploration and
     development  expenditures. . . . .               (34,530)     (102,568)      (18,052)
                                          --------------------  ------------  ------------

United States GAAP. . . . . . . . . . .  $           (138,081)  $  (187,921)  $   169,549
                                          --------------------  ------------  ------------

Gain (loss) per share - US GAAP . . . .  $             (0.015)  $     (0.02)  $      0.02
                                          --------------------  ------------  ------------

Consolidated balance sheet
Assets
Mineral Properties
     Canadian GAAP. . . . . . . . . . .  $          1,060,550   $ 1,043,727   $   917,809
     Resource property expenditures
     (cumulative) . . . . . . . . . . .              (820,300)     (841,777)     (739,209)
                                          --------------------  ------------  ------------

United States GAAP. . . . . . . . . . .  $            240,250   $   201,950   $   178,600
                                          --------------------  ------------  ------------

Deficit
      Canadian GAAP . . . . . . . . . .  $         (2,117,511)  $(1,963,970)  $(1,878,617)
      Resource property expenditures
      (cumulative). . . . . . . . . . .              (820,300)     (841,777)     (739,209)
                                          --------------------  ------------  ------------

United States GAAP. . . . . . . . . . .  $         (2,937,811)  $(2,805,747)  $(2,617,826)
                                          ====================  ============  =============

                                      F13

INTERNATIONAL  TOWER  HILL  MINES  LTD.

NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                  MAY 31, 2002


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") CONTINUED

     B)   MARKETABLE  SECURITIES

     Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at May 31, 2001 would be $49,600 (2000 -$37,520; 2000 -
     $22,150) and the unrealized gain (loss) would be posted to shareholder's equity $12,080 (2001 - $14,070; 2000 - $77,900). There would be no impact on the consolidated statement of operations in 2000, however in 2001 the unrealized loss would not appear in the consolidated statement of operations rather as an adjustment to shareholders' equity, and in 2002 the unrealized gain would be posted to shareholder's equity.

     C)   INCOME  TAXES

     Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.