Form 20-F
period 2003-05-31
INTERNATIONAL TOWER HILL MINES LTD
filed 2003-10-27
CIK 1134115

#

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

_X_

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended _May 31, 2003_______________________

Or

____

Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________________ to ____________________

Commission file number  0-31096

INTERNATIONAL TOWER HILL MINES LTD.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#507 – 837 West Hastings Street

Vancouver, British Columbia, V6C 3N6

(Address of principal executive offices)

Securities to be registered pursuant to section 12 (b) of the Act:  None

Securities to be registered pursuant to section 12(g) of the Act:  Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at May 31, 2003

Common Shares, no par value

9,012,183

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

NO       X

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17     X

Item 18 ________

#

#

TABLE OF CONTENTS

Part

Item

Page

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

Default, Dividend Arrearages and Delinquencies

41

14

Material Modifications to the Rights of Security Holders and

Use of Proceeds

41

III

17

Financial Statements

41

18

Financial Statements

42

19

Exhibits

42

Signatures

44

Financial Statements

F1

#

#

FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements and information relating to International Tower Hill Mines Ltd. (the “Company”) that are based on beliefs of its management as well as assumptions made by and information currently available to the Company.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.  Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, changes in business strategy and various other factors, both referenced and not referenced in this registration statement.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

#

#

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  Refer to “Item 6 - Directors, Senior Management and Employees - Directors  and  Senior  Management" herein.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements as of and for the years ended May 31, 2003, May 31, 2002 and May 31, 2001, together with the notes thereto, which appear elsewhere in annual report. The consolidated financial statements as of and for the years ended May 31, 2003, May 31, 2002 and May 31, 2001 have been audited by MacKay LLP, Chartered Accountants.

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

#

#

	Fiscal Years Ended May 31
	2003	2002	2001	2000	1999

Revenue (Interest Income)	$ 7,023	$ 11,572	$ 24,961	$ 7,516	$ 770
Loss from operations	(57,978)	(153,541)	(77,441)	(181,148)[1]	(60,922)
Gain on sale of marketable securities	---	---	6,158	238,715	---
Write-down of marketable securities	---	---	(14,070)	---	---

Income (loss) for the period[2]	(57,978)	(153,541)	(85,353)	57,567	(60,922)
Deficit, beginning of period	(2,117,511)	(1,963,970)	(1,878,617)	(1,936,184)	(1,875,262)
Deficit, end of period[2]	(2,175,489)	(2,117,511)	(1,963,970)	(1,878,617)	(1,936,184)
Income (loss) per share[2]	(0.01)	(0.02)	(0.01)	0.01	(0.01)

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

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 9,012,183 for the year ended May 31, 2003, 9,012,183 for the year ended May 31, 2002, 8,882,411 for the period ended May 31, 2001; 8,119,947 for the period ended May 31, 2000; and 7,153,329 for the period ended May 31, 1999 .

Balance Sheet Data:

	Fiscal Year Ended May 31
	2003	2002	2001	2000	1999
Current Assets[3]	$ 245,894	$ 351,604	$ 517,322	$ 577,748	$ 36,690
Mineral Properties	1,098,282	1,059,982	1,043,727	917,809	1,006,191
Total Assets[2]	1,346,676	1,414,086	1,563,549	1,498,057	1,142,881
Current/Total Liabilities	6,501	15,933	11,855	6,010	8,401
Share capital	3,515,664	3,515,664	3,515,664	3,370,664	3,070,664
Shareholders’ Equity	1,340,175	1,398,153	1,551,694	1,492,047	1,134,480

3

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2002 would be $49,600 (2001 - $37,520; 2000 - $22,150) and the unrealised gain (loss) would be posted to shareholders’ equity $12,080 (2001 - $14,070; 1999 - $77,900).  There would be no impact on the consolidated statement of operations in 2000, however in 2001 the unrealised loss would not appear in the consolidated statement of operations rather than as an adjustment to shareholders’ equity, and in 2002 the unrealised gain would be posted to shareholder's equity.

The above financial information is presented in accordance with Canadian generally accepted accounting principles (“GAAP”), which are different in some respects from US GAAP.  The effect of these differences on the Company’s financial performance is summarized in the following table.

	May 31	May 31	May 31	May 31	May 31,
	2003	2002	2001	2000	1999
Consolidated statement of
Operations and deficit
Income (loss) for the year under Canadian GAAP	$ (57,978)	$ (153,541)	$ (85,353)	$ 57,567	$ (60,462)
Write off of exploration Expenses	-	49,990	-	130,034	-
Mineral property exploration and development expenditures	(20,000)	(34,530)	(102,568)	(18,052)	(53,418)

United States GAAP	(77,978)	(138,081)	(187,921)	169,549	(113,880)

Gain (loss) per share – US GAAP	(0.01)	(0.015)	(0.02)	0.02	(0.02)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	1,098,282	1,060,550	1,043,727	917,809	1,006,191
Resource property expenditures
Resource property expenditures (cumulative)	(839,732)	(820,300)	(841,777)	(739,209)	(851,191)

United States GAAP	258,550	240,250	201,950	178,600	155,000

Deficit
Canadian GAAP	(2,175,489	(2,117,511)	(1,963,970)	(1,878,617)	(1,936,184)
Resource property expenditures (cumulative)	(839,732)	(820,300)	(841,777)	(739,209)	(851,191)
United States GAAP	(3,015,221)	(2,937,811)	(2,805,747)	(2,617,826)	(2,787,375)

Exchange Rate Data

The Company maintains its books of account in Canadian dollars.  Audited financial statements of the Company are prepared in accordance with generally accepted auditing standards in Canada.  All references to the dollar herein are to the lawful currency of Canada unless designated as “US$”.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars.  Such rates are the number of United States dollars per one (1) Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.  On October 9, the exchange rate was US$1.00 per Cdn$1.3338.  The high and low exchange rates for each month during the previous six months were as follows:

High

Low

September 2003

1.3976

1.3363

August 2003

1.4163

1.3759

July 2003

1.4188

1.3332

June 2003

1.3781

1.3305

May 2003

1.4424

1.3403

April 2003

1.4940

1.4407

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

	Year Ended May 31
	1999	2000	2001	2002	2003
Rate at end of Period Average Rate during Period Low High	1.4740 1.5123 1.4570 1.5685	1.4965 1.4700 1.4456 1.5063	1.5461 1.5153 1.4639 1.5790	1.5275 1.5682 1.5102 1.6128	1.3656 1.5525 1.3403 1.6050

Capitalization and Indebtedness

Not applicable.

Reason for the Offer and Use of Proceeds

Not  applicable.

Risk Factors

An investment in the securities of the Company involves significant risks, including the following:

THE COMPANY’S COMMONS STOCK IS SUBJECT TO PENNY STOCK RULES, WHICH MAKES INVESTMENT IN THE COMPANY’S STOCK SPECULATIVE OR RISKY.

The Company’s common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company’s securities and may affect the ability of purchasers of the Company’s stock to sell their shares in the secondary market.  It may also cause less broker dealers willing to make a market and it may affect the level of news coverage we receive.

THE COMPANY’S DIRECTORS AND OFFICERS ARE RESIDENT OUTSIDE OF THE UNITED STATES AND THEREFORE, IT MAY BE DIFFICULT FOR INVESTORS TO EFFECT SERVICE OF PROCESS UPON THEM.

Since certain of the directors and officers are resident outside of the United States (the “US”), it may not be possible to effect service of process upon such directors and officers.  All or a substantial portion of the assets of such directors and officers may be located outside of the US, and accordingly there may be difficulty or, increased costs involved, in enforcing judgments obtained in US courts against such directors and officers.  Similarly, essentially all of the Company’s assets are located outside the US and there may be difficulties in enforcing judgments obtained in US courts against the Company.  Furthermore, it would be difficult for investors to commence an original action in Canadian courts to enforce liabilities based upon U.S. federal securities laws against the Company or any of the Company’s directors and officers resident outside the U.S. because it is outside the jurisdiction of Canadian courts to enforce liabilities based upon U.S. federal securities laws.

THE COMPANY HAS NOT BEEN PROFITABLE AND EXPECTS TO CONTINUE TO INCUR LOSSES AND, THEREFORE, REQUIRES SIGNIFICANT OUTSIDE FUNDING TO IMPLEMENT ITS BUSINESS PLAN.

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  Furthermore, the Company reported a net loss of $57,978 for the period ended May 31, 2003 and an accumulated deficit of $2,175,489 for the same period.  There is no guarantee that the Company’s business will become profitable.  Accordingly, the purchase of common stock should be considered a highly speculative investment.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new concessions, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If the Company’s exploration programs are successful, additional funds will be required for the development of an economic ore body and for placement of a concession or concessions into commercial production.  The only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its concessions to be earned by another party or parties carrying out further exploration or development thereof.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  In addition, there is currently a large number of outstanding common stock and any additional stock issuances through the sale of equity securities will result in further dilution to the Company’s stockholders.  However, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such concessions.

THE COMPANY IS INVOLVED IN A HIGHLY SPECULATIVE INDUSTRY WITH RESOURCE PROPERTIES THAT ARE ONLY IN THE EXPLORATION STAGE AND, THEREFORE, ITS DEVELOPMENT ACTIVITIES MAY NOT RESULT IN ANY DISCOVERIES OF COMMERCIAL ORE.

The Company is in the business of exploring natural resource properties, which is a highly speculative endeavour.  The resource properties in which the Company holds interests are in the exploration stage only and are without a known body of commercial ore.  There is no assurance the Company's exploration and development activities will result in any discoveries of commercial ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration activities.  If the Company fails to discover any bodies of commercial ore, the Company will have to raise funds through the sale of equity securities so that the Company can continue in the business of exploring natural resource properties.

THE COMPANY MAY EXPERIENCE CERTAIN HAZARDS AND RISKS NORMALLY INCIDENTAL TO EXPLORING NATURAL RESOURCE PROPERTIES.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for all damage.  The Company has not experienced material losses due to any of the foregoing hazards because the Company’s properties are at an early exploration stage, with no established mineral reserves.  If the Company begins drilling operations with large mechanized equipment, the Company may be exposed to any of the foregoing hazards.  Given that the Company’s operations are at an early exploration stage, the Company does not maintain liability insurance.  The Company will have to consider obtaining insurance above any insurance maintained by its subcontractors providing exploration services if it begins drilling operations.  If the Company does not obtain insurance, the payment of liabilities for any such hazards may have a material adverse effect on the Company’s business.

THE COMPANY MAY FAIL TO COMPLY WITH ALL OF THE FEDERAL, PROVINCIAL AND LOCAL GOVERNMENT REGULATIONS PERTAINING TO ITS BUSINESS OPERATIONS AND THEREBY BE SUBJECT TO PENALTIES OR BE PREVENTED FROM IMPLEMENTING ITS BUSINESS PLAN.

There can be no guarantee that the Company or any of its joint venture partners will be able to obtain all necessary permits and approvals from various federal, provincial and local governmental authorities that may be required in order to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties.  If the Company or any of its joint venture partners are unable to obtain any of the necessary permits, the Company will not be able to conduct exploration activities on its resource properties and will lose the opportunity to discover minerals.  The Company’s inability to conduct exploration activities on any of its resource properties may have a material adverse effect on the Company’s business.

THE COMPANY’S BUSINESS IS SUBJECT TO ENVIRONMENTAL REGULATION AND THE COST OF COMPLIANCE MAY HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY’S PROFITABILITY.

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

THE COMPANY’S PROPERTIES MAY BE SUBJECT TO ABORIGINAL PEOPLES’ LAND CLAIMS, WHICH COULD HAVE AN ADVERSE EFFECT ON THE COMPANY’S EXPLORATION ACTIVITIES.

The Company's properties may in future, be the subject of aboriginal peoples' land claims.  The legal basis of a land claim is a matter of considerable complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities, including the loss of the ability to conduct further exploration on the Company’s properties.

THE COMPANY’S PROPERTIES MAY BE SUBJECT TO UNREGISTERED AGREEMENTS, TRANSFERS OR CLAIMS AND TITLE MAY BE ADVERSELY AFFECTED BY UNDETECTED DEFECTS.

The properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.  The Company has not conducted surveys of the properties in which it holds interests and therefore, the precise area and location of such properties may be in doubt.  There is no guarantee that title to such property will not be challenged or impugned.

THE PRICES OF PRECIOUS AND BASE MINERALS AND METALS FLUCTUATE WIDELY AND MAY NOT PRODUCE ENOUGH REVENUE TO COVER THE COMPANY’S COSTS.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals.  The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company.  These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The exact effect of these factors on the Company’s business cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital as required to cover costs of operations.

INVOLVEMENT BY THE COMPANY’S DIRECTORS AND OFFICERS IN OTHER COMPETING ENTERPRISES MAY RESULT IN CONFLICTS OF INTEREST THAT COMPROMISE THE SUCCESSFUL IMPLEMENTATION OF THE COMPANY’S BUSINESS PLAN.

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

Based on the nature of its revenue and its anticipated corporate structure, the Company may be treated as a passive foreign investment company.  To determine whether the Company is a passive foreign investment company, it will be required to examine each year its revenue and expenses and the value of its assets.  The tests are complex and require, among other things, that the Company determine how much of its income each year will be passive income.  The Company does not have the necessary data to determine whether these tests will be met for the year 2003 or future years, nor can it predict whether the tests are likely to be met.  Moreover, the manner in which the tests apply to the Company's business is not certain.  Each investor in the Company's common shares is urged to consult his, her or its own tax advisor to discuss the potential consequences to such investor if at any time the Company qualifies as a passive foreign investment company.

VOLATILITY OF THE OVER-THE-COUNTER BULLETIN BOARD ("OTC BB") MAY ADVERSELY AFFECT THE PRICE OF THE COMMON STOCK.

Certain stocks listed on the OTC BB have experienced significant price and volume fluctuations and decreases which have adversely affected the market price of the Company’s stock and other stocks listed on the OTC BB without any regard to the underlying fundamentals of such stocks.  These broad market fluctuations, which may occur in the future, as well as issues more specifically related to the Company’s business activities or prospects, or its financial performance, may continue to adversely affect the market price of the Company’s common stock.

NO CASH DIVIDENDS ARE EXPECTED TO BE PAID IN THE FORESEEABLE FUTURE.

The Company intends to retain any future earnings to finance its business and operations and any future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future.

THERE IS A POTENTIAL LACK OF ATTRACTIVE INVESTMENT TARGETS.

Continued volatility of stock prices on the OTC BB may have a material adverse effect on the Company’s ability to raise capital on the OTC BB or by private investment, and the price of its common stock could fluctuate substantially.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

The Company was incorporated pursuant to the Company Act (British Columbia) under the name "Ashnola Mining Company Ltd." on May 26, 1978.  The Company changed its name to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed its name to “International Tower Hill Mines Ltd.” on March 15, 1991.

The Company’s wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999.  The Company incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation.  The Company’s subsidiary does not have any operations except for holding permits for the Company’s Alberta properties in its name.

The Company is publicly traded on the TSX Venture Exchange under the trading symbol “ITH”.  The Company also trades on the OTC BB under the trading symbol “ITHMF”, and trades on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

The Company’s head office is located at Suite 507, 837 West Hastings Street, Vancouver, British Columbia, Canada.  The phone number is 604.685.1017 and the fax number is 604.685.5777.  The Company’s registered and records office and address for service is Suite 1750, 750 West Pender Street, Vancouver, British Columbia, Canada.

Business Overview

Since its inception in 1978, the Company has been in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company’s current property interests are held for the purposes of exploration for precious metals and diamonds.  Any exploration and sampling activities that the Company may conduct is generally carried out during the months of May through September.  During the months of October to March, snow often prevents any effective exploration and sampling activities.  Drilling, however, can be conducted on a year-round basis.

In the past five years the Company has held interests and participated in the exploration of mineral properties located in Venezuela and in the Canadian provinces of British Columbia, Alberta and Quebec.  In 2000, the Company abandoned its Venezuelan mineral property interests because the Company’s directors were unable to obtain satisfactory confirmation of proper legal ownership of the claims or obtain a title opinion on the property interests.  The Company does not have any further rights to this property.

The Company’s properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves.  The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets.  Any drilling operations are conducted with small scale equipment only.  The Company is only required to obtain permits when mechanized equipment is used by the Company’s contractors.  The Company obtains any permits that it may require from the provincial government ministry responsible for mining operations in which the property is situated.  The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec.  In British Columbia, the Company is required to file an application form and mark the actual property with stakes.  The Company currently has permits in Quebec.

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

Over the next year, the Company intends to evaluate continued exploration of mineral properties that it currently holds an interest in and may acquire additional properties for exploration and development.  The Company currently holds interests in the following properties: Chinchaga Property, Alberta; Torngat Property, Quebec; Siwash Creek Property, British Columbia and Fort Vermillion Property, Alberta.

Chinchaga Property

To date, cumulative exploration activities that the Company has carried out on the Chinchaga Property have not generated results that justify a high level of ongoing exploration activities.  The Company has currently placed the Chinchaga Property on hold in respect of ongoing exploration.  During fiscal 2003, the Company did not incur any exploration costs with regard to the Chinchaga Property.  The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle.

Siwash Creek Property

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Creek Property in south-central British Columbia.  The Siwash Creek Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects.

The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from –550 to 650 and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes were drilled in the mineralized granodiorite. This 5-hole program further extended the area of copper/silver/gold mineralization in the northeast corner of the property. All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock. All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5. The most significant results are as follows:

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

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237.  British Columbia mining exploration tax credits of $15,059 have been received on these expenditures during the fiscal year ended May 31, 2003.  In addition, during the year ended May 31, 2003 a payment of $12,500 was made to the vendor of the property, which payment represents the final payment required under the terms of the agreement with respect to this property.

Torngat Property

The Company completed its 2000 Torngat diamond exploration program in northern Quebec.  Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis.  One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered.  The Company incurred exploration costs totalling $2,190 (surveying) during the fiscal year ended May 31, 2002.  No exploration costs were incurred during the fiscal year ended May 31, 2003.  The Company intends to carry out a follow-up sampling and mapping program.  Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

Fort Vermillion Property

During the fiscal year ended May 31, 2002, the Company applied for and received metallic and industrial mineral permits covering 40 townships of land, representing approximately 368,000 hectares in the Province of Alberta.  During the fiscal year ended May 31, 2003 the Company advanced $20,000 for satellite imaging, mapping, sampling, and exploration program to be carried out during the summer of 2003.  During June 2003, the Company undertook the analysis of Landsat 7 satellite imagery that had been integrated with a high-resolution digital elevation model and generated sampling targets. During July 2003, helicopter-supported sampling operations were performed over the northern part of the permit block where most of the targets were clustered.  The samples were submitted for diamond and metallic mineral indicator analysis.  In October 2003, the laboratory results were received.  Diamond indicator result were non-conclusive.  One sample, taken in sandy overburden in the Peace River valley, returned extremely high concentrations of visible gold grains.  As at the date hereof, a technical report describing the exploration program has not yet been prepared, but the Company’s consultants have informally indicated that the area containing the sample location that returned the high gold values should be re-sampled for confirmation, preferably during the winter months when snowmobile access will increase accessibility to sample sites and reduce the cost of a sampling program.

The Company’s working capital reserve of $217,930.00 as of September 30th, 2003 is sufficient to undertake any exploration activities in the near future.  When the Company’s working capital reserve begins to deplete, it will have to seek financing, most likely through the issuance of equity securities, so that it may undertake further exploration of its mineral properties or possibly acquire additional properties.  The Company may experience obstacles in obtaining additional financing unless investor interest in junior resource exploration companies improves.  The Company may enter into joint venture agreements as part of its acquisition or development strategy, and may dispose of current property interests on completion of its evaluation.

Currently, the Company’s operations are administrative and financial in nature.  The Company has no full-time or part-time employees.  The Company engages Harbour Pacific Capital Corp., a company owned by Anton J. Drescher, President and a director of the Company, to provide administrative and accounting services.  The Company pays Harbour Pacific Capital Corp. a management fee of Cdn$2,500 per month.  The Company does not have a written contract with Harbour Pacific Capital Corp.  Exploration work on the Company’s property interests is performed by contractors engaged directly by the Company or by the Company’s joint venture partners.  The Company has not earned revenues from operations and is conducting only minimal business operations.

Property, Plants and Equipment

The Company currently holds interests in four mineral properties located in the Provinces of British Columbia, Alberta and Quebec.  The Company’s mineral properties are currently in the exploration stage and accordingly, there are no known reserves of commercial minerals on any of the Company’s properties.

The following table identifies these properties, the interest owned and acquisition and exploration costs incurred over the preceding two fiscal years.  A more detailed description of each property follows below.

Property	Interest Owned	Exploration Costs June 1, 2002 to May 31, 2003	Exploration Costs June 1, 2001 to May 31, 2002	Exploration Costs June 1, 2000 to May 31, 2001	Total Costs Incurred (Including Acquisition Costs) to May 31, 2003
Chinchaga Property, Alberta	50%	Nil	Nil	Nil	$10 (2)
Siwash Creek Property, British Columbia	100%	$12,500 (1)	$38,255	$41,974	$943,937
Torngat Property, Quebec	100%	$5,800 (1)	$7,990	$60,594	$114,335
Fort Vermillion Property, Alberta	100%	$20,000	N/A	N/A	$40,000

(1)

Lease costs

(2)

During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property.  The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.

Figure 1 is a location map of the Chinchaga Property and Siwash Creek Property.  Figure 2 is a location map of the Torngat Property.  The Company’s properties are accessible by both roads and helicopters.

Figure 1

<Graphic Omitted>

Chinchaga Property, Alberta

Location, Description and Acquisition

On January 29, 1999, the Company entered into a joint venture agreement (the “Marum Agreement”) with Marum Resources Inc. (“Marum”) for the purpose of exploring for diamonds, gold or other precious metal minerals in the Chinchaga area of northwestern Alberta, Canada (the “Chinchaga Property”).  The Chinchaga Property comprises 70,000 acres.  Marum holds a 100% interest in two townships and a 50% interest in the remaining township.

The terms of the Marum Agreement provide that the Company must spend $300,000 to earn a 50% interest in the Chinchaga Property.  Pursuant to the Agreement, the Company earned a 25% interest in the Chinchaga Property by spending $150,000 in the following manner:

1.

On March 3, 1999 and on March 12, 1999, the Company purchased a total of 1,000,000 units in the capital stock of Marum at a price of $0.10 per unit for total consideration of $100,000.  Each unit consisted of one common share and one non-transferable share purchase warrant (the “Warrant”).  Each Warrant entitled the Company to purchase one additional common share for a period of two years at a price of $0.12 per share; and

2.

On January 22, 1999, the Company advanced a cash payment of $30,000 to Marum towards exploration expenditures.  On February 22, 1999, the Company contributed an additional cash payment of $20,000 to Marum towards exploration expenditures.

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

During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property.  The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle.

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

For the fiscal year ended May 31, 2003, the Company did not incur any exploration costs.  During the fiscal year ended May 31, 2002 the Company did not incur any exploration costs.

Siwash Creek Property, British Columbia

Location, Description and Acquisition

On October 27, 1987, the Company acquired an option (the “Option Agreement”) to purchase from Patricia Mullin (“Mullin”) a 100% interest in 34 mineral claims located near the Siwash Creek, situated in the Similkameen Mining Division of British Columbia (the “Siwash Creek Property”).  The Siwash Creek Property is located in the Okanagan region of British Columbia between Merritt and Okanagan Lake.

The Option Agreement provided that the Company would pay to Mullin an aggregate purchase price of $160,000 as follows: $6,000 upon execution of the Option Agreement, $4,000 on or before April 3, 1988, $10,000 on or before October 3, 1988 and $10,000 on or before October 3 of each year for a period to 14 years until October 3, 2002.

Following a dispute over the terms of the Option Agreement, the Company entered into a settlement agreement dated March 18, 1991 (the “Settlement Agreement”) with Mullin.  Pursuant to the terms of the Settlement Agreement, the Company agreed to issue 37,500 common shares in the capital stock of the Company and increase its yearly option payment to $12,500 commencing in 1991.

The Company has satisfied all option payments up to and including its final October 3, 2002 payment and all prior payments.

Exploration History

During the 1960s and 1970s, Brenda Mines Ltd. (“BML”) explored the area near the Siwash Creek Property for copper deposits.  BML made a significant mineralization discovery referred to as the Brenda Copper-Molybdenum Discovery about twenty-five kilometres northeast of the Siwash Creek Property.  BML undertook an extensive exploration program in 1970, but was unsuccessful in locating any economic deposits.  In 1979, BML explored part of the Siwash Creek Property.

On November 17, 1987, pursuant to a Letter of Intent between the Company and BML (the “BML Option”), the Company paid $1,000 to BML to obtain certain information on the Siwash Creek Property.  The Company also gave BML the option to provide production financing should the Siwash Creek Property come into production in the future.  Pursuant to the BML Option, BML has the option to acquire a 51% interest in the Siwash Creek Property for a 90-day period following a positive production recommendation by an independent consulting firm.  There has not been any production on the Siwash Creek Property and accordingly, BML has not exercised its option.  However, the BML Option still remains in force.  In the event that the property generates a positive cash flow, the BML Option provides that BML will retain 80% of profits until all development capital, plus interest, is repaid by the Company.  Thereafter, proceeds will be distributed to BML on a 51% basis.  The BML Option further provides that if the Company decides to sell any or all of its interest in the Siwash Creek Property to a third party, the Company is obligated to offer that interest to BML under the same terms, and BML has 60 days to advise the Company of its decision.

The Company carried out exploration of the Siwash Creek Property during the period between 1988 and 1991.  The exploration included soil and rock sampling, relogging and resampling the core samples obtained by BML.  It also included geological mapping, petrographics and prospecting.  Results from the 1991 exploration program indicated only trace amounts of gold.

In 1993, the Company contracted Pamicon Developments Ltd. (“Pamicon”) to prepare grids and conduct soil, stream sediments and rock sampling programs on the Siwash Creek Property.  Pamicon also conducted geological mapping and trenching in selected areas.  Pamicon’s exploration work resulted in locating numerous anomalies throughout the Siwash Creek Property, including gold, copper, zinc, lead, silver, arsenic and bismuth.

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

In November 1995, the Company contracted RMW Mine Evaluations (“RMW”) to conduct a six hole drill program totalling 378 metres of drilling.  The drilling program focussed on exploring the existence of porphyry copper deposits.  RMW encountered low grade copper, zinc, silver, lead and minor molybdenum in the deeper portion of all holes.

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia.  The Company paid a purchase price of $15,000 for the claims.  Upon commencement of production for minerals, the vendor would receive a royalty of 1% based on payments received from the production of minerals.

The Company contracted RMW to carry out a drill program consisting of three targets in late 1996.  The drilling focussed on investigating the veining, alterations, intrusives and other structural and geological controls.  Results from two of the holes intersected showed signs of copper veins.  The results from this exploration program and the 1995 exploration program formed the basis for the Company’s decision to proceed with a subsequent drill program in 1997.  In 1998, the Company received the results of the analysis of 125 diamond drill core samples taken during the 1997 drill program from RMW.  The results indicated large zones of low grade copper in the three holes that were drilled.  Molybdenum was also detected in all samples.  As a result of these findings, the Company proposed an exploration program for 1998, but subsequently decided not to proceed with this program.

The Company commenced its Spring 2001 diamond drill program on the Siwash Creek Property, which program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the Siwash Creek Property.  The drill program was composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from –550 to 650 and was concentrated in the area north and east of holes 96-3, 97-1 and 97-5.  All holes were drilled in the mineralized granodiorite.

The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from –550 to 650 and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes were drilled in the mineralized granodiorite. This 5-hole program further extended the area of copper/silver/gold mineralization in the northeast corner of the property. All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock. All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5. The most significant results are as follows:

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

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237.  British Columbia mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 has been recorded as a receivable.  During the fiscal period ended May 31, 2000, the Company incurred total exploration costs of $51.  In addition, a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company’s Siwash Creek Property.  The Company made payments of $12,500 to an optioner in fiscal 2001 and fiscal 2002 and the final payment of $12,500 was made as of October 3rd, 2002.

#

#

Figure 2

<Graphic Omitted>

Torngat Property, Quebec

Location, Description and Acquisition

In November 1999, the Company acquired two exploration permits covering property totalling 108.5 square kilometres in northern Quebec, referred to as the “Torngat Property”.  The Company paid to the Quebec provincial government $10,100 on September 30, 1999, $1,000 on October 28, 1999 and $10,850 in October 2000 for the two permits.  During fiscal 2003 and fiscal 2000, the Company made lease payments in the amount of $5,800 each on the Torngat Property.  The Company acquired the Torngat Property for the purposes of conducting a diamond exploration program.  The Torngat Property lies adjacent to a property with geological formations suggesting possible diamond deposits.  The permits were obtained based on structural similarities with the adjoining and nearby properties held by Twin Gold Corporation.

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

For the fiscal year ended May 31, 2003, the Company did not incur any exploration expenses . For the fiscal year ended May 31, 2002, the Company incurred exploration costs of $2,190 (surveying).  For the fiscal year ended May 31, 2001, the Company incurred exploration costs of $60,594 on the Torngat Property.

As part of the Company’s acquisition of the permits, the government of the Province of Quebec has an assistance program that provides exploration grants equal to 50% of the exploration expenses approved by the government.  The exploration expenses covered by the grant are subject to a limit of $50,000 to $75,000 per company.  The grants are available on a yearly basis.  In order to obtain a grant, the Company is required to fill out an application form and perform exploration work that qualifies to be reimbursed pursuant to the requirements of the assistance program.  Such work includes work which the Company performed, such as the airborne surveys, mapping and sampling program.  During the year 2001, the Company qualified for a refund of 50% on exploration expenses of $52,600, for a grant totalling $26,300.  No exploration grant was awarded to the Company for fiscal 2003 or fiscal 2002.  There is no guarantee that the Government of Quebec will make any such funds available, or that the Company will receive any grants. If the Company applies for grants and is awarded grant assistance, there is no guarantee that the Company will be in a logistical position to perform the work needed to claim any exploration grant refund.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company’s current property interests are held for the purposes of exploration for precious metals and diamonds.

For the year ended May 31, 2003, the Company reported interest income of $7,023 as compared to $11,572 for the year ended May 31, 2002.  The decrease in interest income is a result of lower interest being earned on the Company's cash and cash equivalent.  For the year ended May 31, 2003, the Company had net losses of $57,978 as compared to net losses of $153,541 for the year ended May 31, 2002.  The decrease of net losses in 2003 was due primarily to a reduction in professional fees and stock exchange and filing fees.

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

During the fiscal year ended May 31, 2003 and the year ended May 31, 2002, no share purchase warrants or stock options were exercised.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2003 consisted of management fees, office, professional fees and other expenses that support the daily operations of the Company.  General and Administrative expenses for the year ended May 31, 2003 were $65,001, being a decrease of $50,122 compared to General and Administrative expenses of $115,123 during the fiscal year ended May 31, 2002.  The majority of the decrease in General and Administrative costs was due to a decrease in stock exchange and filing fees of $15,809 to $5,529 for the fiscal year ended May 31, 2003 (2002:  $21,338) and a decrease in professional fees of $35,891 to $10,923 for the fiscal year ended May 31, 2003 (2002:  $46,184).  The difference in stock exchange, filing fees and professional fees was due to the Company's listing on the Berlin Stock Exchange and the Frankfurt Stock Exchange - the unofficial regulated markets in fiscal 2002.  Interest income decreased $4,549 to $7,023 for the year ended May 31, 2003 from $11,572 for the year ended May 31, 2002.  The decrease in interest income is a result of lower interest being earned on the Company's cash and cash equivalents.

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

Operating Results

During the year ended May 31, 2003, exploration and developments costs decreased by $7,945 or 39% to $20,000, as compared to exploration and developments costs of $27,945 for the year ended May 31, 2002.

During the year ended May 31, 2002, exploration and development costs decreased by $74,623 or 267% to $27,945 as compared to exploration and development costs of $102,568 for the year ended May 31, 2001.

The two material differences between Canadian generally accepted accounting principles (“GAAP”) and United States GAAP that are applicable to the Company’s financial results are as follows: (i) Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process; and (ii) Under United States GAAP, the marketable securities are carried at market with an adjustment to shareholders equity as they are held for resale.

Siwash Creek Property – British Columbia

For the year ended May 31, 2003, the lease costs related to the Siwash Creek Property were $12,500, compared to $38,255 in lease costs, exploration and development costs for the year ended May 31, 2002.

For the year ended May 31, 2002, lease costs, exploration and development costs related to the Siwash Creek Property decreased $3,719 to $38,255 as compared to $41,974 for the year ended May 31, 2001.

Torngat Property – Quebec

For the year ended May 31, 2003, the lease costs related to the Torngat Property were $5,880, ompared to $7,990 in lease costs, exploration and development costs for the year ended May 31, 2002.

For the year ended May 31, 2002, lease costs, exploration and development costs related to the Torngat Property were $7,990.  For the year ended May 31, 2001, the Company’s exploration and development costs were $60,594.

Chinchaga Property – Alberta

For the year ended May 31, 2003, the Company’s exploration and development costs related to the Chinchaga Property were nil as compared to nil for the year ended May 31, 2002.  The Company has fulfilled its obligations under its joint venture agreement with Marum.

For the year ended May 31, 2002, the Company’s exploration and development costs related to the Chinchaga Property were nil as compared to nil for the year ended May 31, 2001.  The Company has fulfilled its obligations under its joint venture agreement with Marum.  During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property.  The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.

Fort Vermillion Property - Alberta

For the year ended May 31, 2003, exploration and development costs related to the Fort Vermillion Property were $20,000, compared to $20,000 in acquisition costs for the year ended May 31, 2002.

Liquidity and Capital Resources

At May 31, 2003, the Company reported cash and cash equivalents of $202,712 as compared to $296,849 for the year ended May 31, 2002.  This decrease of $94,137 in cash was for operating activities.  The Company’s unused sources of liquidity arise from its unallocated working capital.  The Company has historically satisfied its capital needs by issuing securities.

At May 31, 2002, the Company reported cash and cash equivalents of $296,849 as compared to $366,527 for the year ended May 31, 2001.  The Company derived its source of cash from the exercise of warrants ($145,000) in the year ended May 31, 2001.  This amount was offset by $107,505 representing cash used in operating activities.

The Company did not carry out any exploration work on the Torngat Property during 2003.  The Company has sufficient cash on hand to complete the exploration work on the Torngat Property, if the Company decides to proceed with the proposed project on the Torngat Property.  In the event that a proposed exploration program is successful and yields results meriting further exploration work, the Company proposes to finance such additional work from its working capital reserve.

The Company’s decision to undertake additional exploration programs will depend upon the Company or other mineral exploration companies in the region of the Siwash Creek Property encountering positive mineral results and an increase in base metal prices.

The Company’s only plans over the next 12 months are to proceed with exploration programs on the Torngat Property and Fort Vermillion Property and possibly the Siwash Creek Property.  While it may evaluate properties for acquisition, the Company does not have any specific plans to purchase any additional properties over the following 12 months.  Therefore, the Company does not have any plans to raise funds through the issuance of equity securities in the foreseeable future.  In the event that the Company decides to purchase additional properties, it will finance such a purchase from its working capital reserve and if necessary, through the sale of marketable securities.

The Company estimates that its working capital reserve will last approximately 12 months.

Research and Development, Patents and Licences, etc.

Not applicable.

Trend Information

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Not applicable.

Safe Harbor

Not applicable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position Held with the Company	Position Held Since	Principal Occupation
Anton J. Drescher	President, Chief Executive Officer and and Director	1991

Chief Financial Officer of USA Video Interactive Corp. since 1993 and director since December 1994; director and Secretary/ Treasurer of Cal-Star, Inc. since 2001; Secretary/Treasurer  and director of iQuest Networks Inc. since 1996; President/CEO and director of International Tower Hill Mines Ltd. since 1990; President of Westpoint Management Consultants Limited since 1979; President of Harbour Pacific Capital Corp., since 1998; director and Secretary of StorageFlow Systems Corp. since February 2003; Certified Management Accountant since 1981.

Norman J. Bonin	Director and Chief Financial Officer	1987

President and director of Direct Disposal Corp. since 1993; director of Cal-Star Inc. since 2000; director of International Tower Hill Mines Ltd. since 1988 and Chief Financial Officer since 2002; director of iQuest Networks Inc. since 2000.

Rowland Perkins	Director	1998

President and director of eBackup Inc. since 2001; Since 2001, Alberta Regional Manager of Securitinet Storage Solutions from 199 - 2001; Vice-President of Simul Corp. from 1997 to 1999; President of Franchise Network from 1994 - 1997.

Donna M. Moroney	Secretary	1997	Corporate/securities consultant to public companies since 1992.

There is no family relationship between any of the above named directors or officers.

Anton J. Drescher – President and Director

Mr. Drescher has been the Company’s President, Chief Executive Officer and a Director since 1991.  He is responsible for overall management and strategic planning.  He devotes 50% of his time during a typical work week to the business and affairs of the Company.  Mr. Drescher has served as President of Westpoint Management Consultants Limited since 1980 and Harbour Pacific Capital Corp. since 1998, providing administrative and accounting services to listed companies.  He has also served as a Director on the following listed public companies: USA Video Interactive Corp. since 1995; iQuest Networks Inc. since 1993; and Cal-Star Inc. since 1997.

Norman J. Bonin – Director and Chief Financial Officer

Mr. Bonin has been a Director of the Company since 1997 and Chief Financial Officer since 2002.  He devotes 25% of his time during a typical work week to the business and affairs of the Company.  He has served as the President and Director of Direct Disposal Corp. since 1993.  Direct Disposal Corp. is a waste management and recycling company.  Mr. Bonin’s public company experience includes serving as a Director of Cal-Star Inc. from 1998 to present, iQuest Networks Inc. from 2000 to present and USA Video Interactive Corp. from 1998 to 2000.

Rowland Perkins – Director

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

Donna M. Moroney – Secretary

Ms. Moroney has been Corporate Secretary for the Company since 1997.  She devotes 25% of her time during a typical work week to the business and affairs of the Company.  Ms. Moroney has been a consultant to public companies assisting with regulatory compliance and administration matters since 1992 and has been an instructor of corporate/securities law for paralegals.

Compensation

For the fiscal year ending May 31, 2003, the Company paid an aggregate of $34,902 in cash compensation to the directors and officers as a group.

The following table sets out compensation information for the fiscal years ended May 31, 2003, May 31, 2002 and May 31, 2001 for the Company’s directors and members of its administrative, supervisory or management bodies.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Anton J. Drescher President	5/31/03 5/31/02 5/31/01	Nil Nil Nil	Nil Nil Nil	$34,902 (1) $34,902 (1) $33,250 (1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna Moroney Secretary	5/31/03 5/31/02 5/31/01	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

These annual payments were for consulting and accounting fees paid to Harbour Pacific Capital Corp.

Board Practices

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

The members of the audit committee are Anton J. Drescher, President and Director; Norman J. Bonin, Director; and Rowland Perkins, Director.

At their first meeting following each annual general meeting, the directors of the Company must elect an audit committee consisting of no fewer than three  directors, of whom a majority must not be officers or employees of the Company or an affiliate of the Company, to hold office until the next annual general meeting.

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

Share Ownership

The following table sets out the number of shares held by the Company’s directors and members of its administrative, supervisory or management bodies as of October 24, 2003 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Anton J. Drescher	6,139,218	68.12%
Norman J. Bonin	65,160	0.72%
Rowland Perkins	200	0.02%
Donna Moroney	Nil	Nil
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (4 persons)	6,204,578	68.85%

Options and Other Rights to Purchase Securities

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

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by the directors and senior officers of the Company as a group is 6,204,578 common shares, representing 68.85% of the total issued and outstanding common shares of the Company.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of the Company’s shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by the Company’s major shareholders.

Major Shareholders

As of October 24, 2003, to the knowledge of the Company, the following is the only person who beneficially owns 5% or more of the issued and outstanding common stock of the Company:

Title of Class of Security	Name of Stockholder	Amount of Common Shares Owned	Percentage of Outstanding Common Shares
Common Shares	Anton J. Drescher	6,139,218	68.12%

As of October 24, 2003, there were 321 registered and non-registered holders of record of the common shares of the Company.  85 registered and non-registered holders of record are resident in the United States.

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

Related Party Transactions

The business of the Company is managed by its directors and officers and the Company has no employment agreements.  The Company currently pays Cdn$2,500 per month to a management company, Harbour Pacific Capital Corp., owned by Anton J. Drescher, for management and administrative services.  The Company also pays a consulting fee to Donna Moroney when legal and administrative services are performed on an “as needed” basis.

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

Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements for the fiscal year ended May 31, 2003 attached hereto.

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

Significant Changes

There have been no significant changes since the date of the Company’s annual financial statements or since the date of the Company’s most recent interim financial statements.

ITEM 9.    THE OFFER AND LISTING

Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for the Company’s common shares for the five (5) most recent financial years as traded on the TSX Venture Exchange:

Year	High	Low
2003	1.50	0.60
2002	2.10	0.85
2001	3.10	1.75
2000	3.10	0.70
1999	1.90	0.30

The following table discloses the high and low sales prices in Canadian dollars for the Company’s common shares for each quarterly period within the two most recent fiscal years as traded on the TSX Venture Exchange:

Quarter Ended	High	Low
May 31, 2003	0.60	0.57
February 28, 2003	0.90	0.81
November 30, 2002	1.04	0.95
August 31, 2002	1.08	0.92
May 31, 2002	1.50	0.85
February 28, 2002	1.84	1.00
November 30, 2001	1.84	1.30
August 31, 2001	2.10	1.50

The following table discloses the monthly high and low sales prices in Canadian dollars for the Company’s common shares for the most recent six months as traded on the TSX Venture Exchange:

Month	High	Low
August 2003	0.47	0.47
July 2003	0.55	0.55
June 2003	*0.55	*0.80
May 2003	0.60	0.57
April 2003	*0.60	*0.95
March 2003	*0.80	*0.90

*  No trades - prices listed are bid and ask prices.

The following table discloses the high and low sales prices in US dollars for the Company’s common shares for each quarterly period since its listing on the OTC BB as of October 5th, 2001:

Quarter Ended	High	Low
May 31, 2003	*0.20	*0.15
February 28, 2003	*0.20	*0.20
November 30, 2002	0.5950	0.5950
August 31, 2002	0.5950	0.52
May 31, 2002	0.70	0.52
February 28, 2002	0.75	0.75
November 30, 2001	1.11	0.75

The following table discloses the monthly high and low sales prices in US dollars for the Company’s common shares for the most recent six months as traded on the OTC BB:

Month	High	Low
August 2003	*0.15	*0.15
July 2003	*0.15	*0.15
June 2003	*0.15	*0.15
May 2003	*0.15	*0.15
April 2003	*0.15	*0.15
March 2003	*0.15	*0.15

*  No trades - prices listed are bid and ask prices.

As of October 24, 2003, there are 9,012,183 shares of the Company’s common stock (without par value) issued and outstanding.  The Company’s stockholder list as provided by ComputerShare Investor Services, Inc. (formerly, Montreal Trust Company of Canada), the Company’s registrar and transfer agent, indicated that the Company had 202 registered stockholders owning its common stock, of which 59 (29%) of these registered stockholders are residents of the United States, owning 815,703 (9.1%) of the shares issued and outstanding.

Markets

The Company’s common shares are listed on the TSX Venture Exchange under the trading symbol “ITH.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  The Company also trades on the OTC BB under the trading symbol “ITHMF”, and trades on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

The Company, as a foreign private issuer, will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

ITEM 10.    ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on February 6, 2001, which became effective April 6, 2001, to which the Company’s Memorandum and Articles were filed as exhibits.

Material Contracts

The Company entered into a joint venture agreement with Marum Resources Inc. (“Marum”) on January 29, 1999 to explore for diamonds in the Chinchaga area of northern Alberta, Canada. Pursuant to this agreement the Company was to contribute $300,000 by way of cash or cash equivalents, of which a maximum contribution of $100,000 could be made through private placement for shares in Marum.  The Company was to receive a 50% interest in Marum’s working interest in the three townships of the Chinchaga area.  This agreement was subsequently amended on December 5, 2000.  The amendment reduced the total acquisition price to $270,000 and allowed the Company to acquire its remaining 25% interest in the Chinchaga area by exercising warrants to acquire an additional 1,000,000 common shares.  During fiscal 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount as no work is currently planned for the property.  The Company will only undertake active exploration if positive results are encountered on land owned by other mineral exploration companies in the Chinchaga region.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common stock.  See “Taxation” below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of the Company’s common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with the Company, are not "financial institutions" as defined in the Income Tax Act (Canada), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.  The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada Customs and Revenue Agency, and the provisions of the Canada-U.S. Income Tax Treaty (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Canadian Federal Income Tax Considerations

Dividends on the Company’s Common Shares

Under the Income Tax Act, amounts paid or credited on account or instead of payment of, or in satisfaction of, dividends, including stock dividends, to holders of the Company’s common shares that are resident in a country other than Canada will be reduced by withholding tax of 25% of the amount of the dividend.  The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

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

Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Income Tax Treaty.  A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a prescribed stock exchange within the meaning of the Income Tax Act on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of the Company’s classes or series of shares at any time within five years immediately preceding the date of disposition.  Where a common share is taxable Canadian property to a U.S. resident holder, the Canada-U.S. Income Tax Treaty will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada.  This relief under the Canada-U.S. Income Tax Treaty may not be available to a U.S. resident holder who had a "permanent establishment" or "fixed base" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment or fixed base.

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

Repurchase of the Common Shares by the Company

If the Company repurchases its common shares from a holder of its common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by the Company that exceeds the "paid-up capital" of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by the Company to the holder of its common shares.  The paid-up capital of the Company’s common shares may be less than the holder's cost of its common shares.  The tax treatment of any dividend received by a holder of the Company’s common shares has been described above under "Dividends on Our Common Shares."

A holder of the Company’s common shares will also be considered to have disposed of its common shares purchased by the Company for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of the Company’s common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under "Disposition of the Company’s Common Shares."

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of an investment by a U.S. citizen or resident (“U.S. Taxpayer”) under U.S. tax laws.  The discussion of U.S. federal income tax considerations is not exhaustive of all possible U.S. federal income tax considerations and does not take into account state, local or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of the Company’s common shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of U.S. federal income tax considerations assumes that the holders of common shares hold their common shares for investment, deal at arms length with the Company, do not use or hold their common shares in, or in the course of, carrying on a business such as a dealer in securities, and own less than 10% of the shares of the Company.  The discussion of U.S. federal income tax considerations is based on the current provisions of the Internal Revenue Code of 1986 (“Code”), the Treasury Department Regulations under the Code, the current administrative pronouncements of the Internal Revenue Service, and court decisions which are currently applicable.

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

Sell or Exchange of Common Shares to Third Parties

The sale or exchange of common shares to third parties (“Sale”) produces capital gain income or loss equal to the difference between the proceeds received on Sale and the original purchase cost to the holder of the shares.  Capital gain will be classified and taxed in one of three ways – Sale of stock held for less than a year will produce short-term capital gain that is taxed as ordinary income except to the extent reduced by other capital losses or capital loss carry forwards.  Gain from the Sale of shares held more than one year will constitute long-term capital gain, except to the extent reduced by other capital losses and capital loss carryovers.  Long-term capital gains are taxed to individuals at a separate 20% tax rate, or for individuals in very low tax brackets, at a special 10% tax rate.  Corporations pay tax at ordinary income rates on long-term capital gains.  The special long-term capital gain tax rate for individuals is reduced to 18% for shares purchased after January 1, 2001 and held for more than five years, and for similarly situated low bracketed taxpayers the capital gain rate is reduced to 8%.  Credits or deductions for foreign taxes incurred on such Sales can be used to reduce U.S. income tax on capital gains in a manner similar to that discussed in the dividend section.  Capital losses are generally deductible only against capital gains.  Individual U.S. taxpayers may deduct against ordinary income $3,000 per year of any unused capital losses or capital loss carryovers.  An individual may carry forward indefinitely any capital losses not deducted in the year incurred.  A corporation may carry back capital losses three years and carry forward capital losses five years.  Any corporate capital losses not used during the carry back and carry forward years expires.

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

Passive Foreign Investment Company Considerations

It is highly likely that the Company will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test.

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

U.S. Taxpayers holding shares classified as PFIC stock are subject to one of three special tax regimes with respect to the PFIC stock.  Such shareholders can elect to be taxed under either the Market to Market Regime or under the Qualified Electing Fund (“QEF”) Regime.  Failure to qualify for and elect either of these two regimes results in being taxed under the Excess Distribution Regime.

Under the Excess Distribution Regime, shares are considered PFIC stock in the first year that the Company becomes a PFIC with respect to that particular holder and all subsequent years.  Actual distributions from the Company are classified as regular distributions or excess distributions.  An actual distribution is an excess distribution to the extent the total of actual distributions during a taxable year exceeds 125% of the average of actual distributions received in the three preceding years.  All gain recognized on the disposition of shares considered PFIC stock are classified as excess distributions.  Total excess distributions for any year are allocated ratably over all the days during which the holder held the shares.  Amounts allocated to prior years during which the Company was a PFIC are subject to a special tax calculation consisting of the highest rate of tax for the year to which allocated and an interest charge as if such tax were an underpayment of taxes for the year allocated.  This special tax, known as the Deferred Tax Amount, is added to the holder’s regular tax liability.  All other portions of the excess distributions are added to the regular distributions and taxed as dividend income according to the general rules above.  Foreign taxes incurred with respect to an excess distribution are allocated in the same manner as the excess distributions.  Foreign taxes allocable to excess distributions used to determine the Deferred Tax Amount can be credited against the Deferred Tax Amount otherwise payable, but any foreign taxes in excess of the Deferred Tax Amount are permanently lost rather than generating foreign tax credit carry forwards.  Foreign taxes allocable to the remainder of the excess distributions are subject to the general rules for foreign tax credits discussed above.

A U.S. Taxpayer can avoid the Excess Distribution Regime by electing to be taxed under the QEF Regime in the first year in which the Company qualifies as a PFIC while its shares are held by such holder.  The Company must have agreed to make available to holders the information necessary to determine the inclusions under the QEF rules and to assure compliance in order for the holder to be able to make a QEF election.  Under a QEF election, the holder must include in its taxable income its pro rata share of the earnings and profits of the Company divided into ordinary income and net capital gain.  Actual distributions from the Company paid out of earnings and profits previously included as income under the QEF election are treated as a tax-free return of capital.  Under the QEF election, a holder’s basis in the Company stock is increased by any amount included in the holder’s income under the QEF rules and decreased by any distributed amount treated as a tax free return of capital.  Gains on sales or other dispositions of PFIC stock under the QEF regime are generally taxable as capital gain income under the general rules discussed above.

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

Foreign Investment Company Considerations

It is currently unlikely but possible that the Company may be classified as a foreign investment company for U.S. federal income tax purposes.  A foreign investment company includes any foreign corporation engaged primarily in the business of investing, reinvesting or trading in securities or commodities, including a fractional undivided interest in oil, gas or other mineral rights, at a time when 50% or more of the total combined voting power of all classes of stock entitled to vote or the total value of all classes of stock are held directly or indirectly by U.S. Taxpayers.  It is difficult to predict whether the Company’s mineral activities will be mere holding and investing as opposed to actual development activities at a time when, if ever, U.S. Taxpayer holders acquire the requisite percentage ownership of the Company.  The PFIC rules overlap with, and to a great extent, supercede the foreign investment company U.S. tax rules.  Holders should consult their own tax advisors when and if the Company ever becomes a foreign investment company to determine how to reconcile the PFIC and foreign investment company rules in determining their own tax situations.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Data on the Company’s mineral properties may be viewed at the Company’s office located at #507 - 837 West Hastings Street, Vancouver, B.C., V6C 3N6.

Material contracts and publicly available corporate records may be viewed at the Company’s registered and records office located at 1750 – 750 West Pender Street, Vancouver, B.C., V6C 2T8.

The Company filed a registration statement on Form 20-F with the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on February 6, 2001, which became effective April 6, 2001.  The Registration Statement contains exhibits and schedules.  Any statement in this annual report about any of the Company's contracts or other documents is not necessarily complete.  If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report.  The exhibits must be reviewed by themselves for a complete description of the contract or documents.

The Company's registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable

ITEM 15.      CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation of the effectiveness of the Company's disclosure controls and procedures was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").  Based on such evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures ensure that material information is directed to the appropriate parties in a timely manner and are effective to ensure that such information is reported to the Company's management, and, in particular, provided to the Company's CEO and CFO, in order to allow sufficient time in which to include such information in this report.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls subsequent to the Date of Evaluation.  There have not been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.       [Reserved]

PART III

ITEM 17.    FINANCIAL STATEMENTS

Page

Auditors’ Report dated June 24, 2003

F1

Consolidated Balance Sheet at

May 31, 2003, 2002 and 2001

F2

Consolidated Statement of Operations and Deficit for

the years ended May 31, 2003, 2002 and 2001

F3

Consolidated Statement of Cash Flows for

the years ended May 31, 2003, 2002 and 2001

F4

Notes to the Consolidated Financial Statements

for the years ended May 31, 2003, 2002 and 2001

F5

ITEM 18.    FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

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

Settlement Agreement dated March 18, 1991 between the Company and

Patricia Mullin

4.5*

Letter of Intent dated November 17, 1987 between the Company and

Brenda Mines Ltd.

8.1**

Subsidiaries of the Company

31.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Incorporated by reference from the Company’s Registration Statement on Form 20-F filed on February 6, 2001 with the Securities and Exchange Commission.

**

Incorporated by reference from the Company’s Amendment No. 2 to the Registration Statement dated April 11, 2001.

#

#

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL TOWER HILL MINES LTD.

/s/  Anton (Tony) J. Drescher

By:

Anton (Tony) J. Drescher

President

Date:      October 24 , 2003

#

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER  PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anton J. Drescher, certify that:

1.

I have reviewed this annual report on Form 20-F of International Tower Hill Mines Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the Registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:

October 24, 2003

/s/ Anton J. Drescher

Anton J. Drescher,

Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER  PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Norman J. Bonin, certify that:

1.

I have reviewed this annual report on Form 20-F of International Tower Hill Mines Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the Registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:

October 24, 2003

/s/ Norman J. Bonin

Norman J. Bonin,

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Tower Hill Mines Ltd. (the “Company”) on Form 20-F for the fiscal year ended May 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Anton J. Drescher, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 that:

1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/  Anton J. Drescher

Anton J. Drescher,

Chief Executive Officer

October 24, 2003

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Tower Hill Mines Ltd. (the “Company”) on Form 20-F for the fiscal year ended May 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Anton J. Drescher, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 that:

1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/  Norman J. Bonin

Norman J. Bonin,

Chief Financial Officer

October 24, 2003

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

#

International Tower Hill Mines Ltd.

Consolidated Financial Statements

May 31, 2003

Page

Auditors' Report

3

Consolidated Statements of Operations and Deficit

4

Consolidated Balance Sheets

5

Consolidated Statements of Cash Flows

6

Notes to the Consolidated Financial Statements

7-14

CHARTERED

1100 - 1177 West Hastings Street

ACCOUNTANTS

Vancouver, BC   V6E 4T5

Tel:  604-687-4511

Fax: 604-687-5805

MacKay LLP

Toll Free: 1-800-351-0426

www.MacKayLLP.ca

Auditors' Report

To the Shareholders of

International Tower Hill Mines Ltd.

We have audited the consolidated balance sheets of International Tower Hill Mines Ltd. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

“MacKay LLP”

June 24, 2003

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended May 31, 2003 and shareholders’ equity as at May 31, 2003, 2002 and 2001 to the extent summarized in note 9 to the consolidated financial statements.

Vancouver, Canada

“MacKay LLP”

June 24, 2003

Chartered Accountants

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit

(Expressed in Canadian dollars)

For the year ended May 31,

2003

2002

2001

Income
Interest	$ 7,023	$ 11,572	$ 24,961

Expenses
Management fees	30,000	30,000	30,000
Office and miscellaneous	3,839	4,326	2,050
Professional fees	10,923	46,184	51,620
Rent	7,200	7,200	7,200
Stock exchange and filing fees	5,529	21,338	4,757
Transfer agent fees	4,016	3,634	4,355
Travel and promotion	3,494	2,441	2,420
Write off of deferred exploration expenditures	-	49,990	-

	65,001	165,113	102,402

Loss from operations	(57,978)	(153,541)	(77,441)

Other items
Gain on sale of marketable securities	-	-	6,158
Write-down of marketable securities	-	-	(14,070)
	-	-	(7,912)

Loss for the year	(57,978)	(153,541)	(85,353)

Deficit, beginning of year	(2,117,511)	(1,963,970)	(1,878,617)

Deficit, end of year	$ (2,175,489)	$ (2,117,511)	$ (1,963,970)

Loss per share (note 6)	$ (0.01)	$ (0.02)	$ (0.01)

Weighted average number of shares outstanding	9,012,183	9,012,183	8,882,411

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

May 31,

2003

2002

2001

Assets

Current
Cash and cash equivalents	$ 202,712	$ 296,849	$ 366,527
Guaranteed investment certificate	-	-	104,072
Marketable securities (note 3)	37,520	37,520	37,520
BC mining exploration tax credit receivable	-	14,670	-
Accounts receivable	2,648	1,304	6,937
Prepaid expenses	3,014	1,261	2,266

	245,894	351,604	517,322

Term deposit (note 4a)	2,500	2,500	2,500

Mineral properties (note 4)	1,098,282	1,059,982	1,043,727

	$ 1,346,676	$ 1,414,086	$ 1,563,549

Liabilities

Current
Accounts payable and accrued liabilities	$ 6,501	$ 14,433	$ 11,855
Due to directors	-	1,500	-

	6,501	15,933	11,855

Share Capital and Deficit

Share capital (note 5)	3,515,664	3,515,664	3,515,664

Deficit	(2,175,489)	(2,117,511)	(1,963,970)

	1,340,175	1,398,153	1,551,694

	$ 1,346,676	$ 1,414,086	$ 1,563,549

Commitments (note 4)

Approved by the Directors:

“Anton Drescher”

 Director

“Norm Bonin”

Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the year ended May 31,

2003

2002

2001

Cash provided by (used for)

Operating activities
Loss for the year	$ (57,978)	$ (153,541)	$ (85,353)

Add (deduct) items not affecting cash

Gain on sale of marketable securities	-	-	(6,158)
Write-down of marketable securities	-	-	14,070
Write off of deferred exploration expenses	-	49,990	-

	(57,978)	(103,551)	(77,441)

Changes in non-cash items:
BC mining exploration tax credit receivable	14,670	(14,670)	-
Accounts receivable	(1,344)	5,633	18,493
Accounts payable and accrued liabilities	(7,932)	2,578	5,845
Prepaid expenses	(1,753)	1,005	(57)
Due to directors	(1,500)	1,500	-

	(55,837)	(107,505)	(53,160)

Financing activity
Shares issued for cash	-	-	145,000

Investing activities
Proceeds of disposition of marketable securities	-	-	97,018
Purchase of guaranteed investment certificate	-	-	(104,072)
Proceeds on sale of guaranteed investment cert.	-	104,072	100,000
Mineral property acquisition costs	(18,300)	(38,300)	(23,350)
Mineral property exploration costs	(20,000)	(27,945)	(102,568)

	(38,300)	37,827	(32,972)

Increase (decrease) in cash and cash equivalents	(94,137)	(69,678)	58,868

Cash and cash equivalents, beginning of year	296,849	366,527	307,659

Cash and cash equivalents, end of year	$ 202,712	$ 296,849	$ 366,527

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2003, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd (“813034”), an Alberta corporation.

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

d)

Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,012,183 (2002 – 9,012,183; 2001 – 8,882,411).

The company use the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an immaterial effect in the presented years.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

2.

Significant Accounting Policies (continued)

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

j)

Joint venture accounting

Where the company’s exploration and development activities are conducted with others, the accounts reflect only the company’s proportionate interest in such activities.

3.

Marketable Securities

	2003	2002	2001

Marum Resources Inc. (market value $37,520)	$ 37,520	$ 37,520	$ 37,520

At May 31, 2003 the Company held 469,000 shares of Marum Resources Inc. (2002 – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

4.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	Fort Vermillion	2003 Total	2002 Total	2001 Total

Acquisition costs
Beginning balance	$ 192,500	$ -	$ 27,750	$ 20,000	$ 240,250	$ 201,950	$ 178,600
Lease costs	12,500	-	5,800	-	18,300	38,300	23,350
Ending balance	202,000	-	33,550	20,000	258,550	240,250	201,950

Deferred Exploration
Beginning balance	738,937	10	80,785	-	819,732	841,777	739,209
Drilling	-	-	-	-	-	26,977	40,000
Mapping & sampling	-	-	-	-	-	-	11,445
Miscellaneous	-	-	-	-	-	3,378	-
Satellite imaging	-	-	-	20,000	20,000	-	-
Surveying	-	-	-	-	-	15,098	51,123
Tax credits	-	-	-	-	-	(17,508)	-
Write-down	-	-	-	-	-	(49,990)	-

Ending balance	738,937	10	80,785	20,000	839,732	819,732	841,777

Total deferred costs	$ 940,937	$ 10	$ 114,335	$ 40,000	$ 1,098,282	$ 1,059,982	$ 1,043,727

a)

Siwash Silver Leases

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$   6,000

upon closing (paid);

$   4,000

on or before April 3, 1988 (paid);

$ 10,000

on or before October 3, 1988 (paid);

$ 10,000

on or before October 3, 1989 (paid); and

$ 10,000

each subsequent year thereafter until October 3, 2002

On March 18, 1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor.  The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)

$12,500 each subsequent year thereafter until October 3, 2002.

(October 3, 2002 and prior payments were made)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

4.

Mineral Properties (continued)

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

During May 2001 and continuing through December 2001, the Company commenced a drilling program on the leases.  Total exploration expenses of $85,237 were incurred during this period, BC mining exploration tax credits of $17,508 have been received on these expenditures.

b)

Chinchaga Project

On January 29, 1999, the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada.  The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc.  The company will receive 50% interest in Marum’s working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows

$ 150,000

before June 30, 1999 for first 25% interest

$ 150,000 (amended)

before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project.  Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units.  During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

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

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

4.

Mineral Properties (continued)

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

5.

Share Capital

Authorized:

20,000,000 common shares without par value

	2003		2002		2001
Issued	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning of year	9,012,183	$ 3,515,664	9,012,183	$ 3,515,664	8,528,850	$ 3,370,664
Issued for cash:
Exercise of warrants	-	-	-	-	483,333	145,000

Balance, end of year	9,012,183	$ 3,515,664	9,012,183	$ 3,515,664	9,012,183	$ 3,515,664

a)

During 2000, the company issued 733,333 units and 16,667 common shares through a private placement.  Each unit consisted of one common share and one non-transferrable warrant to purchase an additional common share exercisable until September 16, 2000 at $0.30 or until September 30, 2001 at $0.35.  At May 31, 2001, all warrants had been exercised.

6.

Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2003, 2002 or 2001 as the results are anti-dilutive.

7.

Related Party Transactions

During the year the company paid $30,000 (2002 - $30,000) in management fees and $4,902 (2002 - $4,902) in professional fees to a company controlled by an individual who is a director of the company.

8.

Income Taxes

The Company has resource deduction tax pools of approximately $2,411,572 available to offset future taxable income.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

	For the years ended
	May 31,	May 31,	May 31,
	2003	2002	2001

Consolidated statement of
operations and deficit
Income (loss) for the year under
Canadian GAAP	$ (57,978)	$ (153,541)	$ (85,353)
Write off of exploration expenses	-	49,990	-
Mineral property exploration and
development expenditures	(20,000)	(34,530)	(102,568)

United States GAAP	$ (77,978)	$ (138,081)	$ (187,921)

Gain (loss) per share – US GAAP	$ (0.01)	$ (0.015)	$ (0.02)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	$ 1,098,282	$ 1,060,550	$ 1,043,727
Resource property expenditures
(cumulative)	(839,732)	(820,300)	(841,777)

United States GAAP	$ 258,550	$ 240,250	$ 201,950

Deficit
Canadian GAAP	$ (2,175,489)	$ (2,117,511)	$(1,963,970)
Resource property expenditures
(cumulative)	(839,732)	(820,300)	(841,777)

United States GAAP	$ (3,015,221)	$(2,937,811)	$(2,805,747)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

a)

Marketable Securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2003 would be $37,520 (2002 -$49,600; 2001 - $37,520) and the unrealized gain (loss) would be posted to shareholder’s equity $nil (2002 - $12,080; 2001 - $nil).

b)

Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

c)

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended May 31, 2003, 2002, and 2001 were 9,012,183, 9,012,183, 8,882,411, respectively.

d)

Income Taxes

Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil by a valuation allowance.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2003

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

a)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited.  SFAS No. 141 is effective for business combinations completed after June 30, 2001.  SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142.  SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.  Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

In July 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS No. 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, that supersedes SFAS No. 121 “Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of.”  SFAS No. 144 is required to be adopted effective January 1, 2002.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”.  SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, “Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9” (“SFAS 147”).  The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the company’s financial position or results of operations.