Form 20-F
period 2004-05-31
INTERNATIONAL TOWER HILL MINES LTD
filed 2004-11-18
CIK 1134115

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

_X_

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended _May 31, 2004_______________________

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

Outstanding at May 31, 2004

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

7

Risk Factors

7

4

Information on the Company

12

History and Development of the Company

12

Business Overview

12

Property Plants and Equipment

15

5

Operating and Financial Review and Prospects

21

Operating Results

22

Liquidity and Capital Resources

24

6

Directors, Senior Management and Employees

25

Directors and Senior Management

25

Executive Compensation

27

Board Practices

28

Employees

28

Share Ownership

28

Options and Other Rights to Purchase Securities

28

7

Major Shareholders and Related Party Transactions

29

Major Shareholders

29

Related Party Transactions

29

8

Financial Information

30

Consolidated Statements and Other Financial Information

30

Significant Changes

30

9

The Offer and Listing

30

Listing Details

30

Markets

32

10

Additional Information

32

Share Capital

32

Memorandum and Articles of Association

32

Material Contracts

32

Exchange Controls

33

Taxation

33

Dividends and Paying Agents

39

Statement By Experts

39

Documents on Display

40

11

Quantitative and Qualitative Disclosure about Market Risk

40

12

Description of Securities Other than Equity Securities

40

II

13

Default, Dividend Arrearages and Delinquencies

40

14

Material Modifications to the Rights of Security Holders

41

Use of Proceeds

41

15

Controls and Procedures

41

16

[Reserved]

41

III

17

Financial Statements

41

18

Financial Statements

41

19

Exhibits

42

Signatures

44

Financial Statements

FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements and information relating to International Tower Hill Mines Ltd. that are based on beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions, as they relate to International Tower Hill Mines Ltd. or our management, are intended to identify forward-looking statements.  Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, changes in business strategy and various other factors, both referenced and not referenced in this registration statement.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  Refer to “Item 6 - Directors, Senior Management and Employees - Directors  and  Senior  Management" herein.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of and for the years ended May 31, 2004, May 31, 2003 and May 31, 2002, together with the notes thereto, which appear elsewhere in annual report.  Our consolidated financial statements as of and for the years ended May 31, 2004, May 31, 2003 and May 31, 2002 have been audited by MacKay LLP, Chartered Accountants.

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

	Fiscal Years Ended May 31
	2004	2003	2002	2001	2000

Revenue (Interest Income)	$ 4,519	$ 7,023	$ 11,572	$ 24,961	$ 7,516
Loss from operations	[2] (248,839)	(57,978)	(153,541)	(77,441)	[1] (181,148)
Gain on sale of marketable securities	---	---	---	6,158	238,715
Write-down of marketable securities	---	---	---	(14,070)	---

Income (loss) for the period [3]	(244,330)	(57,978)	(153,541)	(85,353)	57,567
Deficit, beginning of period	(2,175,489)	(2,117,511)	(1,963,970)	(1,878,617)	(1,936,184)
Deficit, end of period [3]	(2,419,819)	(2,175,489)	(2,117,511)	(1,963,970)	(1,878,617)
Income (loss) per share [3]	(0.03)	(0.01)	(0.02)	(0.01)	(0.01)

1

A write off of deferred exploration expenses totalling $130,034 is included in this figure.

2

A write off of deferred acquisition and exploration expenditures totalling $154,345 is included in this figure.

3

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

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 9,012,183 for the year ended May 31, 2004; 9,012,183 for the year ended May 31, 2003, 9,012,183 for the year ended May 31, 2002, 8,882,411 for the year ended May 31, 2001; and 8,119,947 for the year ended May 31, 2000.

Balance Sheet Data:

	Fiscal Year Ended May 31
	2004	2003	2002	2001	2000
Current Assets [1]	$ 192,324	$ 245,894	$ 351,604	$ 517,322	$ 577,748
Mineral Properties	969,907	1,098,282	1,059,982	1,043,727	917,809
Total Assets[2]	1,164,731	1,346,676	1,414,086	1,563,549	1,498,057
Current/Total Liabilities	68,886	6,501	15,933	11,855	6,010
Share capital	3,515,664	3,515,664	3,515,664	3,515,664	3,370,664
Shareholders’ Equity	1,095,845	1,340,175	1,398,153	1,551,694	1,492,047

1

Under United States GAAP, we would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2002 would be $49,600 (2001 - $37,520; 2000 - $22,150) and the unrealised gain (loss) would be posted to shareholders’ equity $12,080 (2001 - $14,070; 1999 - $77,900).  There would be no impact on the consolidated statement of operations in 2000, however in 2001 the unrealised loss would not appear in the consolidated statement of operations rather than as an adjustment to shareholders’ equity, and in 2002 the unrealised gain would be posted to shareholder's equity.

The above financial information is presented in accordance with Canadian generally accepted accounting principles (“GAAP”), which are different in some respects from US GAAP.  The effect of these differences on our financial performance is summarized in the following table.

	May 31	May 31	May 31	May 31	May 31
	2004	2003	2002	2001	2000
Consolidated statement of
operations and deficit
Income (loss) for the year under Canadian GAAP	$ (244,330)	$ (57,978)	$ (153,541)	$ (85,353)	$ 57,567
Write off of exploration expenses	-	-	49,990	-	130,034
Mineral property exploration and development expenditures	(25,970)	(20,000)	(34,530)	(102,568)	(18,052)

United States GAAP	(169,505)	(77,978)	(138,081)	(187,921)	169,549

Gain (loss) per share – US GAAP	(0.02)	(0.01)	(0.015)	(0.02)	0.02

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	969,907	1,098,282	1,060,550	1,043,727	917,809

	May 31	May 31	May 31	May 31	May 31
	2004	2003	2002	2001	2000
Resource property expenditures (cumulative)	(764,907)	(839,732)	(820,300)	(841,777)	(739,209)

United States GAAP	205,000	258,550	240,250	201,950	178,600

Deficit
Canadian GAAP	(2,419,819)	(2,175,489)	(2,117,511)	(1,963,970)	(1,878,617)
Resource property expenditures (cumulative)	(764,907)	(839,732)	(820,300)	(841,777)	(739,209)
United States GAAP	(3,184,726)	(3,015,221)	(2,937,811)	(2,805,747)	(2,617,826)

Exchange Rate Data

We maintain our books of account in Canadian dollars.  Our audited financial statements are prepared in accordance with generally accepted auditing standards in Canada.  All references to the dollar herein are to the lawful currency of Canada unless designated as “US$”.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars.  Such rates are the number of United States dollars per one (1) Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.  On November 18th, 2004, the exchange rate was US$1.00 per Cdn$1.2070.  The high and low exchange rates for each month during the previous six months were as follows:

High

Low

October 2004

1.2726

1.2194

September 2004

1.3071

1.2648

August 2004

1.3323

1.2964

July 2004

1.3353

1.3082

June 2004

1.3772

1.3407

May 2004

1.3970

1.3580

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

	Year Ended May 31
	2004	2003	2002	2001	2000
Rate at end of Period Average Rate during Period Low High	1.3666 1.3542 1.2690 1.4114	1.3656 1.5525 1.3403 1.6050	1.5275 1.5682 1.5102 1.6128	1.5461 1.5153 1.4639 1.5790	1.4965 1.4700 1.4456 1.5063

Capitalization and Indebtedness

Not applicable.

Reason for the Offer and Use of Proceeds

Not  applicable.

Risk Factors

An investment in our securities involves significant risks, including the following:

OUR COMMON STOCK IS SUBJECT TO PENNY STOCK RULES, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY.

Our common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers of our stock to sell their shares in the secondary market.  It may also cause less broker dealers willing to make a market and it may affect the level of news coverage we receive.

OUR DIRECTORS AND OFFICERS ARE RESIDENT OUTSIDE OF THE UNITED STATES AND THEREFORE, IT MAY BE DIFFICULT FOR INVESTORS TO EFFECT SERVICE OF PROCESS UPON THEM.

Since certain of our directors and officers are resident outside of the United States (the “US”), it may not be possible to effect service of process upon such directors and officers.  All or a substantial portion of the assets of such directors and officers may be located outside of the US, and accordingly there may be difficulty or, increased costs involved, in enforcing judgments obtained in US courts against such directors and officers.  Similarly, essentially all of our assets are located outside the US and there may be difficulties in enforcing judgments obtained in US courts against us.  Furthermore, it would be difficult for investors to commence an original action in Canadian courts to enforce liabilities based upon U.S. federal securities laws against us or any of our directors and officers resident outside the U.S. because it is outside the jurisdiction of Canadian courts to enforce liabilities based upon U.S. federal securities laws.

WE HAVE NOT BEEN PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES AND, THEREFORE, REQUIRE SIGNIFICANT OUTSIDE FUNDING TO IMPLEMENT OUR BUSINESS PLAN.

We have limited financial resources, have no source of operating cash flow and have no assurance that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements.  Furthermore, we reported a net loss of $244,330 for the year ended May 31, 2004 and an accumulated deficit of $2,419,819 for the same period.  There is no guarantee that our business will become profitable.  Accordingly, the purchase of common stock should be considered a highly speculative investment.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new concessions, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If our exploration programs are successful, additional funds will be required for the development of an economic ore body and for placement of a concession or concessions into commercial production.  The only sources of future funds presently available to us are the sale of equity capital, or the offering by us of an interest in our concessions to be earned by another party or parties carrying out further exploration or development thereof.  Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  In addition, there is currently a large number of outstanding common stock and any additional stock issuances through the sale of equity securities will result in further dilution to our stockholders.  However, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects with the possible loss of such concessions.

WE ARE INVOLVED IN A HIGHLY SPECULATIVE INDUSTRY WITH RESOURCE PROPERTIES THAT ARE ONLY IN THE EXPLORATION STAGE AND, THEREFORE, OUR DEVELOPMENT ACTIVITIES MAY NOT RESULT IN ANY DISCOVERIES OF COMMERCIAL ORE.

We are in the business of exploring natural resource properties, which is a highly speculative endeavour.  The resource properties in which we hold interests are in the exploration stage only and are without a known body of commercial ore.  There is no assurance our exploration and development activities will result in any discoveries of commercial ore.  The long-term profitability of our operations will be in part directly related to the cost and success of our exploration activities.  If we fail to discover any bodies of commercial ore, we will have to raise funds through the sale of equity securities so that we can continue in the business of exploring natural resource properties.

WE MAY EXPERIENCE CERTAIN HAZARDS AND RISKS NORMALLY INCIDENTAL TO EXPLORING NATURAL RESOURCE PROPERTIES.

Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for all damage.  We have not experienced material losses due to any of the foregoing hazards because our properties are at an early exploration stage, with no established mineral reserves.  If we begin drilling operations with large mechanized equipment, we may be exposed to any of the foregoing hazards.  Given that our operations are at an early exploration stage, we do not maintain liability insurance.  We will have to consider obtaining insurance above any insurance maintained by our subcontractors providing exploration services if we begin drilling operations.  If we do not obtain insurance, the payment of liabilities for any such hazards may have a material adverse effect on our business.

WE MAY FAIL TO COMPLY WITH ALL OF THE FEDERAL, PROVINCIAL AND LOCAL GOVERNMENT REGULATIONS PERTAINING TO OUR BUSINESS OPERATIONS AND THEREBY BE SUBJECT TO PENALTIES OR BE PREVENTED FROM IMPLEMENTING OUR BUSINESS PLAN.

There can be no guarantee that we or any of our joint venture partners will be able to obtain all necessary permits and approvals from various federal, provincial and local governmental authorities that may be required in order to undertake exploration activity or commence construction or operation of mine facilities on our properties.  If we or any of our joint venture partners are unable to obtain any of the necessary permits, we will not be able to conduct exploration activities on our resource properties and will lose the opportunity to discover minerals.  Our inability to conduct exploration activities on any of our resource properties may have a material adverse effect on our business.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL REGULATION AND THE COST OF COMPLIANCE MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY.

Currently, there are no environmental regulations that materially impact us because exploration activities are at an early stage.  Reclamation work, that is, restoring the property to its original state, is minimal because exploration activities have virtually no environmental impact.  Any remedial environmental reclamation consists of slashing underbrush so that wildlife movement is not hampered and basic re-seeding operations.  However, all phases of our operations will be subject to environmental regulation in the jurisdiction in which we operate when we begin drilling operations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulation has a potential to reduce the profitability of operations.  There is no assurance that future changes in environmental regulation, if any, will not have an adverse effect on our operations.

OUR PROPERTIES MAY BE SUBJECT TO ABORIGINAL PEOPLES’ LAND CLAIMS, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR EXPLORATION ACTIVITIES.

Our properties may in future be the subject of aboriginal peoples' land claims.  The legal basis of a land claim is a matter of considerable complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on our activities, including the loss of the ability to conduct further exploration on our properties.

OUR PROPERTIES MAY BE SUBJECT TO UNREGISTERED AGREEMENTS, TRANSFERS OR CLAIMS AND TITLE MAY BE ADVERSELY AFFECTED BY UNDETECTED DEFECTS.

Our properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.  We have not conducted surveys of the properties in which we hold interests and therefore, the precise area and location of such properties may be in doubt.  There is no guarantee that title to such property will not be challenged or impugned.

THE PRICES OF PRECIOUS AND BASE MINERALS AND METALS FLUCTUATE WIDELY AND MAY NOT PRODUCE ENOUGH REVENUE TO COVER OUR COSTS.

Our revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals.  The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond our control.  These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The exact effect of these factors on our business cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital as required to cover costs of operations.

INVOLVEMENT BY OUR DIRECTORS AND OFFICERS IN OTHER COMPETING ENTERPRISES MAY RESULT IN CONFLICTS OF INTEREST THAT COMPROMISE THE SUCCESSFUL IMPLEMENTATION OF OUR BUSINESS PLAN.

Certain of our directors and officers also directors and officers of other companies engaged in natural resource exploration and development, and as a result, conflicts of interest may arise.  Our directors and officers with conflicts of interest will be subject to the laws of the Province of British Columbia and will be required to act honestly, in good faith and in the best interests of the company.  In addition directors with a conflict of interest will be required to disclose such conflicts to the Board of Directors and are prohibited in voting in such circumstances.  Conflicts may result in potential explorations opportunities being lost to other competing enterprises in which a director or officer is involved, in which case we may lose any potential benefit from such exploration activity.

US INVESTORS WILL BE SUBJECT TO US TAXATION AT POSSIBLY ADVERSE OR HIGHER RATES AND UNDER A SYSTEM THAT MAY BE MORE COMPLICATED AND UNFAMILIAR TO THEM.

If at any time we qualify as a passive foreign investment company under US tax laws, US investors may be subject to adverse tax consequences.  We could be a passive foreign investment company if 75% or more of our gross income in any year is considered passive income for US tax purposes.  For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income.  In addition, we could be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.  If we are classified as a passive foreign investment company, and if shareholders sell any of their common shares or receive some types of distributions from us, they may have to pay taxes that are higher than if we were not considered a passive foreign investment company. It is impossible to predict how much shareholders' taxes would increase, if at all.

Based on the nature of our revenue and our anticipated corporate structure, we may be treated as a passive foreign investment company.  To determine whether we are a passive foreign investment company, we will be required to examine each year our revenue and expenses and the value of our assets.  The tests are complex and require, among other things, that we determine how much of our income each year will be passive income.  We do not have the necessary data to determine whether these tests will be met for the year 2004 or future years, nor can we predict whether the tests are likely to be met.  Moreover, the manner in which the tests apply to our business is not certain.  Each investor in our common shares is urged to consult his, her or its own tax advisor to discuss the potential consequences to such investor if at any time we qualify as a passive foreign investment company.

VOLATILITY OF THE OVER-THE-COUNTER BULLETIN BOARD ("OTC BB") MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

Certain stocks listed on the OTC BB have experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our stock and other stocks listed on the OTC BB without any regard to the underlying fundamentals of such stocks.  These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, or our financial performance, may continue to adversely affect the market price of our common stock.

NO CASH DIVIDENDS ARE EXPECTED TO BE PAID IN THE FORESEEABLE FUTURE.

We intend to retain any future earnings to finance our business and operations and any future growth.  Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

THERE IS A POTENTIAL LACK OF ATTRACTIVE INVESTMENT TARGETS.

Continued volatility of stock prices on the OTC BB may have a material adverse effect on our ability to raise capital on the OTC BB or by private investment, and the price of our common stock could fluctuate substantially.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

We were incorporated pursuant to the Company Act (British Columbia) under the name "Ashnola Mining Company Ltd." on May 26, 1978.  We changed our name to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed our name to “International Tower Hill Mines Ltd.” on March 15, 1991.

Our wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999.  We incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation.  Our subsidiary does not have any operations except for holding permits for our Alberta properties in its name.

We are publicly traded on the TSX Venture Exchange under the trading symbol “ITH”.  We also trade on the OTC BB under the trading symbol “ITHMF”, and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

Our head office is located at Suite 507, 837 West Hastings Street, Vancouver, British Columbia, Canada.  Our phone number is 604.685.1017 and our fax number is 604.685.5777.  Our registered and records office and address for service is Suite 1750, 750 West Pender Street, Vancouver, British Columbia, Canada.

Business Overview

Since our inception in 1978, we have been in the business of acquiring, exploring and evaluating interests in mineral properties.  Our current property interests are held for the purposes of exploration for precious metals and diamonds.  Any exploration and sampling activities that we may conduct is generally carried out during the months of May through September.  During the months of October to March, snow often prevents any effective exploration and sampling activities.  Drilling, however, can be conducted on a year-round basis.

Our properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves.  The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets.  Any drilling operations are conducted with small scale equipment only.  We are only required to obtain permits when mechanized equipment is used by our contractors.  We obtain any permits that we may require from the provincial government ministry responsible for mining operations in which the property is situated.  The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec.  In British Columbia, we are required to file an application form and mark the actual property with stakes.  We currently have permits in Quebec.

Currently, there are no environmental regulations that impact us because exploration activities are at an early stage.  Reclamation work, that is, restoring the property to its original state, is minimal because operations have virtually no environmental impact.  Any remedial environmental reclamation work consists of slashing underbrush so that wildlife movement is not hampered and basic re-seeding operations.

Over the next year, we intend to evaluate continued exploration of mineral properties in which we currently hold an interest in and we may acquire additional properties for exploration and development.

We currently hold interests in the following properties: Siwash Creek Property, British Columbia; Chinchaga Property, Alberta; Torngat Property, Quebec and Fort Vermillion Property, Alberta.

Siwash Creek Property

We completed our Spring 2004 diamond drill program on the Siwash Property, which is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects.

The 2004 diamond drill program extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.

Further exploration programs will depend upon evaluation of all information to date.  Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

Chinchaga Property

To date, cumulative exploration activities that we have carried out on the Chinchaga Property have not generated results that justify a high level of ongoing exploration activities.  During the year ended May 31, 2002, the deferred costs related to the Chinchaga Property were written down to a nominal amount and during the year ended May 31, 2004, the balance was written off.

Torngat Property

We completed a 2000 Torngat diamond exploration program in northern Quebec with the objective of cataloguing kimberlite dykes that were visible from the air and to take samples for geochemical analysis.  Two helicopter-supported mapping and sampling programs were carried out.  One large 5-metre wide dyke was discovered; however its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host.  One sample was submitted for caustic dissolution and no diamonds were recovered.  We incurred exploration costs totalling $2,190 (surveying) during the fiscal year ended May 31, 2002.  No exploration costs were incurred during the fiscal year ended May 31, 2003.  During the year ended May 31, 2004, the deferred costs related to the Torngat Property were written off as no work is currently planned on the property.

Fort Vermillion Property

During the fiscal year ended May 31, 2002, we applied for and received metallic and industrial mineral permits covering 40 townships of land, representing approximately 368,000 hectares in the Province of Alberta.  During the fiscal year ended May 31, 2003 we advanced $20,000 for satellite imaging, mapping, sampling, and exploration program to be carried out during the summer of 2003.

During June 2003, we undertook the analysis of Landsat 7 satellite imagery that had been integrated with a high-resolution digital elevation model and generated sampling targets. During July 2003, helicopter-supported sampling operations were performed over the northern part of the permit block where most of the targets were clustered.  The samples were submitted for diamond and metallic mineral indicator analysis.  In October 2003, the laboratory results were received.  Diamond indicator result were non-conclusive.  One sample, taken in sandy overburden in the Peace River valley, returned extremely high concentrations of visible gold grains.

During the year ended May 31, 2004, the deferred costs related to the Fort Vermillion Property were written off as no work is currently planned on the property.

Our working capital reserve of $10,346 as of August 31st, 2004 is sufficient only for basic administrative costs in the near future.  If we undertake any exploration activities on our Siwash Creek Property or possibly acquire additional properties in the future we will have to seek financing, most likely through the issuance of equity securities.  We may experience obstacles in obtaining additional financing unless investor interest in junior resource exploration companies improves.  We may enter into joint venture agreements as part of our acquisition or development strategy.

Currently, our operations are administrative and financial in nature.  We have no full-time or part-time employees.  We engage Harbour Pacific Capital Corp., a company owned by Anton J. Drescher, our President and a director, to provide administrative and accounting services.  We pay Harbour Pacific Capital Corp. a management fee of $5,000 Cdn. per month.  We do not have a written contract with Harbour Pacific Capital Corp.  Exploration work on our property interests is performed by contractors engaged directly by us or by our joint venture partners.

We have not earned revenues from operations and are currently conducting only minimal business operations.

Property, Plants and Equipment

We currently hold interests in four mineral properties located in the Provinces of British Columbia, Alberta and Quebec, although the deferred explorations costs for three of those properties have been written down as we do not expect to carry out any exploration work in the near future on those properties.  Our only active property is the Siwash Creek Property in British Columbia.  Our mineral properties are currently in the exploration stage and accordingly, there are no known reserves of commercial minerals on any of our properties.

The following table identifies these properties, the interest owned and acquisition and exploration costs incurred over the preceding two fiscal years.  A more detailed description of each property follows below.

Name of Property	Interest Owned	Exploration Costs for year ended May 31, 2004	Exploration Costs for year ended May 31, 2003	Exploration Costs for year ended May 31, 2002	Total Costs Incurred (Including Acquisition Costs) to May 31, 2004
Siwash Creek British Columbia	100%	$25,970	$12,500 (1)	$38,255	$969,907
Chinchaga Alberta	50%	Nil	Nil	Nil	Nil (2)
Torngat Quebec	100%	Nil	$5,800 (1)	$7,990	Nil (3)
Fort Vermillion Alberta	100%	Nil	$20,000	N/A	Nil (4)

(1)

Lease costs

(2)

During fiscal 2004, the deferred costs related to the Chinchaga Property were written off as no work is currently planned on the property.

(3)

During fiscal 2004, the deferred costs related to the Torngat Property were written off as no work is currently planned on the property.

(4)

During fiscal 2004, the deferred costs related to the Fort Vermillion Property were written off as no work is currently planned on the property.

The figure below is a location map of the Siwash Creek Property, which property is accessible by both road and helicopter.

<Graphic omitted>

Siwash Creek Property, British Columbia

Location, Description and Acquisition

On October 27, 1987, we acquired an option (the “Option Agreement”) to purchase from Patricia Mullin (“Mullin”) a 100% interest in 34 mineral claims located near the Siwash Creek, situated in the Similkameen Mining Division of British Columbia (the “Siwash Creek Property”).  The Siwash Creek Property is located in the Okanagan region of British Columbia between Merritt and Okanagan Lake.

The Option Agreement provided that we would pay to Mullin an aggregate purchase price of $160,000 as follows: $6,000 upon execution of the Option Agreement, $4,000 on or before April 3, 1988, $10,000 on or before October 3, 1988 and $10,000 on or before October 3 of each year for a period to 14 years until October 3, 2002.

Following a dispute over the terms of the Option Agreement, we entered into a settlement agreement dated March 18, 1991 (the “Settlement Agreement”) with Mullin.  Pursuant to the terms of the Settlement Agreement, we agreed to issue 37,500 common shares in our capital stock and increase our yearly option payment to $12,500 commencing in 1991.

We have now satisfied all option payments up to and including the final October 3, 2002 payment and all prior payments.

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

On November 17, 1987, pursuant to a Letter of Intent with BML (the “BML Option”), we paid $1,000 to BML to obtain certain information on the Siwash Creek Property.  We also gave BML the option to provide production financing should the Siwash Creek Property come into production in the future.  Pursuant to the BML Option, BML has the option to acquire a 51% interest in the Siwash Creek Property for a 90-day period following a positive production recommendation by an independent consulting firm.  There has not been any production on the Siwash Creek Property and accordingly, BML has not exercised its option.  However, the BML Option still remains in force.

In the event that the property generates a positive cash flow, the BML Option provides that BML will retain 80% of profits until all development capital, plus interest, is repaid.  Thereafter, proceeds will be distributed to BML on a 51% basis.  The BML Option further provides that if we decide to sell any or all of our interest in the Siwash Creek Property to a third party, we are  obligated to offer that interest to BML under the same terms, and BML has 60 days to advise us of its decision.

We carried out exploration of the Siwash Creek Property during the period between 1988 and 1991.  The exploration included soil and rock sampling, relogging and resampling the core samples obtained by BML.  It also included geological mapping, petrographics and prospecting.  Results from the 1991 exploration program indicated only trace amounts of gold.

In 1993, we contracted Pamicon Developments Ltd. (“Pamicon”) to prepare grids and conduct soil, stream sediments and rock sampling programs on the Siwash Creek Property.  Pamicon also conducted geological mapping and trenching in selected areas.  Pamicon’s exploration work resulted in locating numerous anomalies throughout the Siwash Creek Property, including gold, copper, zinc, lead, silver, arsenic and bismuth.

We carried out a subsequent exploration program in 1994.  Results from the final phase of this program indicated the potential for the discovery of two different types of ore deposits: gold and porphyry copper mineralization similar to the BML Copper-Molybdenum Discovery.  Based upon these results, we developed our 1995 exploration program, including additional geophysical surveying followed by diamond drill testing.

In November 1995, we contracted RMW Mine Evaluations (“RMW”) to conduct a six hole drill program totalling 378 metres of drilling.  The drilling program focussed on exploring the existence of porphyry copper deposits.  RMW encountered low grade copper, zinc, silver, lead and minor molybdenum in the deeper portion of all holes.

On September 18, 1996, we acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia.  We paid a purchase price of $15,000 for the claims.  Upon commencement of production for minerals, the vendor would receive a royalty of 1% based on payments received from the production of minerals.

We contracted RMW to carry out a drill program consisting of three targets in late 1996.  The drilling focussed on investigating the veining, alterations, intrusives and other structural and geological controls.  Results from two of the holes intersected showed signs of copper veins.  The results from this exploration program and the 1995 exploration program formed the basis for our decision to proceed with a subsequent drill program in 1997.  In 1998, we received the results of the analysis of 125 diamond drill core samples taken during the 1997 drill program from RMW.  The results indicated large zones of low grade copper in the three holes that were drilled.  Molybdenum was also detected in all samples.  As a result of these findings, we proposed an exploration program for 1998, but subsequently decided not to proceed with this program.

We commenced our Spring 2001 diamond drill program on the Siwash Creek Property, which program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the Siwash Creek Property.  The drill program was composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from –550 to 650 and was concentrated in the area north and east of holes 96-3, 97-1 and 97-5.  All holes were drilled in the mineralized granodiorite.

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

DDH      N             E        AZ        DIP         L           FROM        TO            DIST        CU%

01-1

5000

5400

0

-57

150

64.0

125.5

61.5 M

0.297

01-2

4900

5600

0

-57

194

29.9

36.5

6.6 M

0.186

01-3

4850

5800

0

-57

200

54.6

56.9

2.3 M

2.073

01-4

5000

5800

0

-57

161

37.5

38.6

1.1 M

0.209

01-5

4780

6000

0

-57

186

91.3

94.0

2.7 M

1.295

118.5

119.4

0.9 M

7.870

Gold

0.9 M 3.56 Gr/T

01-6

4780

6000

180

-57

163

71.3

75.5

4.2 M

0.810

During May 2001 and continuing through December 2001, we incurred total exploration expenses of $85,237.  British Columbia mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 has been recorded as a receivable.  During the fiscal period ended May 31, 2000, we incurred total exploration costs of $51.  In addition, a payment of $12,500 was made to the optionor to maintain an option on a portion of our Siwash Creek Property.  We made payments of $12,500 to an optionor in fiscal 2001 and fiscal 2002 and the final payment of $12,500 was made as of October 3rd, 2002.

The 2004 diamond drill program extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres, while granodiorite was intersected in 738 metres of the total 1013 metres drilled.  Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (note assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.  During this diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to the present Siwash Property.  Our future plans include the investigation of the area by an airborne mag/em program to be followed by drilling of the more favourable locations indicated.

Chinchaga Property, Alberta

Location, Description and Acquisition

On January 29, 1999, we entered into a joint venture agreement (the “Marum Agreement”) with Marum Resources Inc. (“Marum”) for the purpose of exploring for diamonds, gold or other precious metal minerals in the Chinchaga area of northwestern Alberta, Canada (the “Chinchaga Property”).  The Chinchaga Property comprises 70,000 acres.  Marum holds a 100% interest in two townships and a 50% interest in the remaining township.

The terms of the Marum Agreement provided that we were to spend $300,000 to earn a 50% interest in the Chinchaga Property.  Pursuant to the Agreement, we earned a 25% interest in the Chinchaga Property by spending $150,000 in the following manner:

1.

On March 3, 1999 and on March 12, 1999, we purchased a total of 1,000,000 units in the capital stock of Marum at a price of $0.10 per unit for total consideration of $100,000.  Each unit consisted of one common share and one non-transferable share purchase warrant (the “Warrant”).  Each Warrant entitled us to purchase one additional common share for a period of two years at a price of $0.12 per share; and

2.

On January 22, 1999, we advanced a cash payment of $30,000 to Marum towards exploration expenditures.  On February 22, 1999, we contributed an additional cash payment of $20,000 to Marum towards exploration expenditures.

Pursuant to the Marum Agreement, Marum agreed to act as operator for exploration programs on the Chinchaga Property.

The Marum Agreement was subsequently amended by amendment agreement dated December 5, 2000.  The amendment reduced the total acquisition price to $270,000 and allowed us to acquire the remaining 25% interest in the Chinchaga Property by exercising the Warrants to acquire an additional 1,000,000 common shares.  The total exercise price of the Warrants was $120,000.  We exercised 200,000 Warrants on June 3, 1999, 625,000 Warrants on March 2, 2000 and 175,000 Warrants on April 20, 2000.

Exploration History

In March 1998, prior to our involvement, Marum undertook a reconnaissance drill program that identified volcanic ash layers indicative of diamonds.  In April of 1998 Marum obtained an airborne survey, which revealed magnetic anomalies followed by ground sampling programs, for the purposes of identifying potential drill targets.

During the winter of 1999 Marum conducted a drill program on six drill target locations that had been identified.  Subsequent laboratory analysis of the drill cores resulted in a decision to pursue exploration for base metals in addition to diamonds.  During the summer of 1999 Marum conducted structural studies to identify geological fault line intersections for the purpose of locating higher concentrations of metallic minerals.  These studies included review of archived exploration data and satellite and air photo data.  Subsequent field operations consisting of rock sampling and shallow drilling were conducted in the summer and fall of 1999.  Laboratory analysis of the rock samples received in May of 2000 did not indicate the presence of economic mineralization.  Together with Marum we filed assessment reports with Provincial mining regulators in Alberta to maintain the mineral permits in good standing pending a review of the project.

The deferred exploration costs for this property were written down during fiscal 2004 as no further exploration work is planned at this time.

Torngat Property, Quebec

Location, Description and Acquisition

In November 1999, we acquired two exploration permits covering property totalling 108.5 square kilometres in northern Quebec, referred to as the “Torngat Property”.  We paid to the Quebec provincial government $10,100 on September 30, 1999, $1,000 on October 28, 1999 and $10,850 in October 2000 for the two permits.  During fiscal 2003 and fiscal 2000, we made lease payments in the amount of $5,800 each on the Torngat Property.  We acquired the Torngat Property for the purposes of conducting a diamond exploration program.  The Torngat Property lies adjacent to a property with geological formations suggesting possible diamond deposits.  The permits were obtained based on structural similarities with the adjoining and nearby properties held by Twin Mining Corp.

Exploration History

In March and April of 2000 we participated in an airborne magnetic survey and satellite-based structural analysis in the region, including the Torngat Property, in order to produce geological maps of the area.

In August and September of 2000, we participated in a two helicopter-supported mapping and sampling program.  The objective of this program was to catalogue possible diamond formations visible from the air and obtain samples for geochemical analysis.  One large five metre dyke was discovered.  The samples indicated geological formations suggesting possible diamond deposits.  One sample was submitted for analysis but no diamonds were revealed.  We had planned a two week re-sampling and mapping program for the summer of 2001; however, the lack of interest by other companies in exploring the area did not allow us to share transportation and other infrastructure costs that would have lowered the cost of the re-sampling program to an acceptable level.  Work performed during the summer of 2000 was sufficient to maintain the property in good standing for several years.

We had commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of the exploration expenditures to a maximum of $220,000.  During fiscal 2001, we received $26,300 in reimbursement from the Quebec government.

The deferred exploration costs for this property were written down during fiscal 2004 as no further exploration work is planned at this time.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are in the business of acquiring, exploring and evaluating interests in mineral properties.  Our current property interests are held for the purposes of exploration for precious metals and diamonds.

For the year ended May 31, 2004, we reported interest income of $4,519 as compared to $7,023 for the year ended May 31, 2003.  The decrease in interest income is a result of lower interest being earned on our cash and cash equivalent and a decrease in our cash on hand.  For the year ended May 31, 2004, we had net losses of $244,330 as compared to net losses of $57,978 for the year ended May 31, 2003.  The increase of net losses in 2004 was primarily due a the write down of deferred exploration expenses for three of our natural resource properties as a result of our decision not to proceed with any further exploration of such properties at this time.

For the year ended May 31, 2003, we reported interest income of $7,023 as compared to $11,572 for the year ended May 31, 2002.  The decrease in interest income is a result of lower interest being earned on our cash and cash equivalent.  For the year ended May 31, 2003, we had net losses of $57,978 as compared to net losses of $153,541 for the year ended May 31, 2002.  The decrease of net losses in 2003 was due primarily to a reduction in professional fees and stock exchange and filing fees.

During the fiscal year ended May 31, 2004 and the year ended May 31, 2003, no share purchase warrants or stock options were exercised.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2004 consisted of management fees, office, professional fees, stock exchange and filing fees and transfer agent fees and other expenses that support our daily operations.  General and Administrative expenses for the year ended May 31, 2004 were $94,504, being an increase of $29,503 compared to General and Administrative expenses of $65,001 during the fiscal year ended May 31, 2003.  The majority of the increase in General and Administrative costs was due to an increase in management fees of $60,000 compared to $30,000 for the fiscal year ended May 31, 2003.  Interest income decreased $2,504 to $4,519 for the year ended May 31, 2004 from $7,023 for the year ended May 31, 2003.  The decrease in interest income is a result of lower interest being earned on our cash and cash equivalents and a decrease in our cash on hand.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2003 consisted of management fees, office, professional fees and other expenses that support our daily operations.  General and Administrative expenses for the year ended May 31, 2003 were $65,001, being a decrease of $50,122 compared to General and Administrative expenses of $115,123 during the fiscal year ended May 31, 2002.  The majority of the decrease in General and Administrative costs was due to a decrease in stock exchange and filing fees of $15,809 to $5,529 for the fiscal year ended May 31, 2003 (2002:  $21,338) and a decrease in professional fees of $35,891 to $10,923 for the fiscal year ended May 31, 2003 (2002:  $46,184).  The difference in stock exchange, filing fees and professional fees was due to our listing on the Berlin Stock Exchange and the Frankfurt Stock Exchange - the unofficial regulated markets in fiscal 2002.  Interest income decreased $4,549 to $7,023 for the year ended May 31, 2003 from $11,572 for the year ended May 31, 2002.  The decrease in interest income is a result of lower interest being earned on our cash and cash equivalents.

Operating Results

During the year ended May 31, 2004, exploration and developments costs increased by $12,119 or 61% to $32,119, as compared to exploration and developments costs of $20,000 for the year ended May 31, 2003.

During the year ended May 31, 2003, exploration and developments costs decreased by $7,945 or 39% to $20,000, as compared to exploration and developments costs of $27,945 for the year ended May 31, 2002.

The two material differences between Canadian generally accepted accounting principles (“GAAP”) and United States GAAP that are applicable to our financial results are as follows: (i) Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process; and (ii) Under United States GAAP, the marketable securities are carried at market with an adjustment to shareholders equity as they are held for resale.

Siwash Creek Property – British Columbia

For the year ended May 31, 2004, our costs related to the Siwash Creek Property were $25,970, consisting of drilling and miscellaneous costs of $32,119, which were offset by a tax credit of $6,149, compared to lease costs of $12,500 for the year ended May 31, 2003.

For the year ended May 31, 2003, our lease costs related to the Siwash Creek Property were $12,500, compared to $38,255 in lease costs, exploration and development costs for the year ended May 31, 2002.

Torngat Property – Quebec

For the year ended May 31, 2004, our exploration and development costs related to the Torngat Property were nil, compared to lease costs of $5,880 for the year ended May 31, 2003.  During fiscal 2004, the deferred costs related to our Torngat Property were written off as no work is currently planned on the property.

For the year ended May 31, 2003, our lease costs related to the Torngat Property were $5,880, compared to $7,990 in lease costs, exploration and development costs for the year ended May 31, 2002.

Chinchaga Property – Alberta

For the year ended May 31, 2004, our exploration and development costs related to the Chinchaga Property were nil, compared to nil costs for the year ended May 31, 2003.  During fiscal 2004, the deferred costs related to our Chinchaga Property were written off as no work is currently planned on the property.

For the year ended May 31, 2003, our exploration and development costs related to the Chinchaga Property were nil as compared to nil for the year ended May 31, 2002.  We have fulfilled our obligations under our joint venture agreement with Marum.

Fort Vermillion Property - Alberta

For the year ended May 31, 2004, our exploration and developments related to the Fort Vermillion Property were nil, compared to exploration and development costs of $20,000 for the year ended May 31, 2003.  During fiscal 2004, the deferred costs related to our Fort Vermillion Property were written off as no work is currently planned on the property.

For the year ended May 31, 2003, exploration and development costs related to the Fort Vermillion Property were $20,000, compared to $20,000 in acquisition costs for the year ended May 31, 2002.

Liquidity and Capital Resources

At May 31, 2004, we reported cash and cash equivalents of $111,180, compared to $202,712 for the year ended May 31, 2003.  The decrease of $91,532 was for operating expenses used during the year ended May 31, 2004.  Our unused sources of liquidity arise from our unallocated working capital.  We have historically satisfied our needs by issuing securities.

At May 31, 2003, the Company reported cash and cash equivalents of $202,712 as compared to $296,849 for the year ended May 31, 2002.  This decrease of $94,137 in cash was for operating activities.  Our unused sources of liquidity arise from its unallocated working capital.  The Company has historically satisfied its capital needs by issuing securities.

We did not carry out any exploration work on our Chinchaga Property, Torngat Property or our Fort Vermillion Property.  All deferred costs related to such properties were written down as we do not anticipate carrying out any work on the properties at this time.

We conducted a diamond drilling program on the Siwash Creek Property during the spring of 2004.  Our future plans include the investigation of the area by an airborne mag/em program to be followed by drilling of the more favourable locations indicated.

We have sufficient cash on hand to complete any additional exploration work on the Siwash Creek Property, if additional exploration work is warranted.  In the event that a proposed exploration program is successful and yields results meriting further exploration work, we propose to finance such additional work from the issuance of equity securities.

Our decision to undertake additional exploration programs will depend whether we or other mineral exploration companies in the region of the Siwash Creek Property encounter positive mineral results and there is an increase in base metal prices.

Our only plans over the next 12 months are to proceed with additional exploration of the Siwash Creek Property, if warranted and to continue to seek out additional properties for acquisition.  While we may evaluate properties for acquisition, we do not have any specific plans to purchase any additional properties over the following 12 months.  Therefore, we do not at this time have specific plans to raise funds through the issuance of equity securities in the near future.  In the event that we decide to purchase additional properties, we will finance such a purchase from our working capital reserve and if necessary, through the sale of marketable securities.

We estimate that our working capital reserve will last approximately 12 months.

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

Chief Financial Officer of USA Video Interactive Corp. since 1993 and director since December 1994; Secretary/Treasurer and director of Quest Ventures Inc. since 1996; President/CEO and director of International Tower Hill Mines Ltd. since 1990; President of Westpoint Management Consultants Limited since 1979; President of Harbour Pacific Capital Corp., since 1998; director and Secretary of Northern Pine Ventures Inc. since February 2003; Certified Management Accountant since 1981.

Norman J. Bonin	Director and Chief Financial Officer	1987

President and director of Direct Disposal Corp. since 1993; director of International Tower Hill Mines Ltd. since 1988 and Chief Financial Officer since 2002; director of Quest Ventures Inc. since 2000; director of Northern Pine Ventures Inc. since 2003.

Rowland Perkins	Director	1998

President and director of eBackup Inc. since 2001; Since 2001, Alberta Regional Manager of Securitinet Storage Solutions from 1999 - 2001; Vice-President of Simul Corp. from 1997 to 1999; President of Franchise Network from 1994 - 1997.

Donna M. Moroney	Corporate Secretary	1997	Corporate/securities consultant to public companies since 1992.

There is no family relationship between any of the above named directors or officers.

Anton J. Drescher – President and Director

Mr. Drescher has been our President, Chief Executive Officer and a director since 1991.  He is responsible for overall management and strategic planning.  He devotes 25% of his time during a typical work week to our business.  Mr. Drescher has served as President of Westpoint Management Consultants Limited since 1980 and Harbour Pacific Capital Corp. since 1998, providing administrative and accounting services to listed companies.  He also serves as a director of the following listed public companies: USA Video Interactive Corp. since 1995; Quest Ventures Inc. since 1993; Northern Pine Ventures Inc. since 2003.

Norman J. Bonin – Director and Chief Financial Officer

Mr. Bonin has been a director since 1997 and Chief Financial Officer since 2002.  He devotes 10% of his time during a typical work week to our business.  He has served as the President and director of Direct Disposal Corp. since 1993.  Direct Disposal Corp. is a waste management and recycling company.  Mr. Bonin also serves as a director of the following listed companies:  Quest Ventures Inc. since 2000, and Northern Pine Ventures Inc. since 2003.

Rowland Perkins – Director

Mr. Perkins has been a director since 1998.  He devotes 10% of his time during a typical work week to our business.  He currently serves as President of ebackup Inc. an online remote data backup and archival company. He has previously served as Alberta Regional Manager for Securitinet Storage Solutions Inc. (formerly Intellisave Datavaults Inc.) (1999 to 2001), a consulting company that provides backup and archiving of data on personal computers and network servers; Vice-President for Simul Corporation (1997 to 1999), a consulting and training company; and President of Franchise Networks (1994 to 1997), an international franchise consulting organization that assists prospective franchisees find businesses.

Donna M. Moroney – Secretary

Ms. Moroney has been our Corporate Secretary since 1997.  She devotes 25% of her time during a typical work week to our business.  Ms. Moroney has been a consultant to public companies assisting with regulatory compliance and administration matters since 1992 and has been an instructor of corporate/securities law for paralegals.

Executive Compensation

For the fiscal year ending May 31, 2004, we paid an aggregate of $65,115 in cash compensation to the directors and officers as a group.

The following table sets out compensation information for the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Annual Compensation				Long Term Compensation
	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Awards	Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Anton J. Drescher President	5/31/04 5/31/03 5/31/02	Nil Nil Nil	Nil Nil Nil	$65,115 (1) $34,902 (1) $34,902 (1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna Moroney Secretary	5/31/04 5/31/03 5/31/02	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

These annual payments were for consulting and accounting fees paid to Harbour Pacific Capital Corp.

Board Practices

Our Board of Directors is elected at the annual general meetings of our shareholders.  Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia).

The members of our audit committee are Anton J. Drescher, President and Director; Norman J. Bonin, Director; and Rowland Perkins, Director.

At their first meeting following each annual general meeting, the directors must elect an audit committee consisting of no fewer than three  directors, of whom a majority must not be officers or employees, to hold office until the next annual general meeting.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

Employees

We have no employees.  We use Harbour Pacific Capital Corp., a management company, wholly owned by Anton J. Drescher, a director and officer, for day to day operations.  We do not have a written contract with Harbour Pacific Capital Corp.

Share Ownership

The following table sets out the number of shares held by our directors and members of our administrative, supervisory or management bodies as of November 18, 2004 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Anton J. Drescher	6,139,218	68.12%
Norman J. Bonin	65,160	0.72%
Rowland Perkins	200	0.02%
Donna Moroney	Nil	Nil
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (4 persons)	6,204,578	68.85%

Options and Other Rights to Purchase Securities

We are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, senior officers and key employees and consultants at prices set in accordance with the policies of the TSX Venture Exchange.  The granting of options is subject to regulatory approval by the TSX Venture Exchange.  Options are typically exercisable for a period of up to

5 years and terminate within 90 days of the optionee ceasing to be in a qualifying relationship with the company. As of the date of this registration statement, there were no options outstanding; however, we may in the future grant options to key individuals.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by our directors and senior officers as a group is 6,204,578 common shares, representing 68.85% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of November 18, 2004, to the knowledge of our management, the following is the only person who beneficially owns 5% or more of our issued and outstanding common stock:

Title of Class of Security	Name of Stockholder	Amount of Common Shares Owned	Percentage of Outstanding Common Shares
Common Shares	Anton J. Drescher	6,139,218	68.12%

As of November 18, 2004, there were approximately 350 registered and non-registered holders of record of our common shares.  85 registered and non-registered holders of record are resident in the United States.

Related Party Transactions

Our business is managed by our directors and officers and we have no employment agreements.  We currently pay Cdn$5,000 per month to a management company, Harbour Pacific Capital Corp., owned by Anton J. Drescher, for management and administrative services.

It is the opinion of management that the terms of these transactions are favourable to us and in our best interest.  Management also believes that we could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

With the exception of Anton J. Drescher who holds 6,139,218 common shares in our capital stock representing 68.12% of the outstanding common shares, there are no material interests, direct or indirect, of our directors, senior officers or shareholders who beneficially own, directly or indirectly, more than 5% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since May, 2003 or in any proposed transaction which has materially affected or will materially affect us.

Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See our audited consolidated financial statements for the fiscal year ended May 31, 2004 attached hereto.

We are not aware of any current or pending material legal or arbitration proceeding to which we are or are likely to be a party or of which any of our properties are or are likely to be the subject.

We are not aware of any material proceeding in which any director, senior manager or affiliate is either a party adverse to us or our subsidiaries or has a material interest adverse to us.

We have not declared or paid any cash dividends on our capital stock.  We do not currently expect to pay cash dividends in the foreseeable future.

Significant Changes

There have been no significant changes since the date of our annual financial statements or since the date of our most recent interim financial statements.

ITEM 9.    THE OFFER AND LISTING

Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the TSX Venture Exchange:

Year	High	Low
2004	0.70	0.50
2003	1.50	0.60
2002	2.10	0.85
2001	3.10	1.75
2000	3.10	0.70

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years as traded on the TSX Venture Exchange:

Quarter Ended	High	Low
May 31, 2004	0.70	0.60
February 28, 2004	0.65	0.60
November 30, 2003	0.60	0.50
August 31, 2003	0.55	0.55
May 31, 2003	0.60	0.60
February 28, 2003	0.90	0.81
November 30, 2002	1.04	0.95
August 31, 2002	1.08	0.92

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX Venture Exchange:

Month	High	Low
October 2004	0.44	0.44
September 2004	*0.65	*0.34
August 2004	0.55	0.55
July 2004	*0.60	*0.55
June 2004	0.70	0.60
May 2004	0.70	0.60

*  No trades - prices listed are bid and ask prices.

The following table discloses the high and low sales prices in US dollars for our common shares for each quarterly period within the two most recent fiscal years as traded on the OTC BB:

Quarter Ended	High	Low
May 31, 2004	0.51	0.30
February 28, 2004	0.595	0.11
November 30, 2003	0.595	0.595
August 31, 2003	0.595	0.595
May 31, 2003	*0.20	*0.15
February 28, 2003	*0.20	*0.20
November 30, 2002	0.5950	0.5950

*  No trades - prices listed are bid and ask prices.

The following table discloses the monthly high and low sales prices in US dollars for our common shares for the most recent six months as traded on the OTC BB:

Month	High	Low
October 2004	0.36	0.36
September 2004	*0.40	*0.40
August 2004	0.40	0.40
July 2004	0.40	0.40
June 2004	*0.51	*0.51
May 2004	0.52	0.31

*  No trades - prices listed are bid and ask prices.

As of November 18, 2004, there are 9,012,183 shares of our common stock (without par value) issued and outstanding.  Our stockholder list as provided by Computershare Investor Services, Inc. (formerly, Montreal Trust Company of Canada), our registrar and transfer agent, indicated that the Company had 202 registered stockholders owning its common stock, of which 59 (29%) of these registered stockholders are residents of the United States, owning 815,703 (9.1%) of the shares issued and outstanding.

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “ITH.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  We also trade on the OTC BB under the trading symbol “ITHMF”, and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

As a foreign private issuer, we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

ITEM 10.    ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Our Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on February 6, 2001, which became effective April 6, 2001, to which our Memorandum and Articles were filed as exhibits.

Material Contracts

Not applicable.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

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

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with us, are not "financial institutions" as defined in the Income Tax Act (Canada), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.  The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada

Customs and Revenue Agency, and the provisions of the Canada-U.S. Income Tax Treaty (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Canadian Federal Income Tax Considerations

Dividends on our Common Shares

Under the Income Tax Act, amounts paid or credited on account or instead of payment of, or in satisfaction of, dividends, including stock dividends, to holders of our common shares that are resident in a country other than Canada will be reduced by withholding tax of 25% of the amount of the dividend.  The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

Under the Canada-U.S. Income Tax Treaty, when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" or "fixed base" in Canada, and is considered to be a resident of the United States under the Canada-U.S. Income Tax Treaty, the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the amount of the dividends or, if the recipient is a corporation which owns at least 10% of our voting stock, to 5% of the amount of the dividends.  Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Income Tax Treaty, will not have to pay the Canadian withholding tax.

Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Income Tax Treaty.  A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a prescribed stock exchange within the meaning of the Income Tax Act on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of our classes or series of shares at any time within five years immediately preceding the date of disposition.  Where a common share is taxable Canadian property to a U.S. resident holder, the Canada-U.S. Income Tax Treaty will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada.  This relief under the Canada-U.S. Income Tax Treaty may not be available to a U.S. resident holder who had a "permanent establishment" or "fixed base" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment or fixed base.

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

Repurchase of Common Shares

If we repurchase our common shares from a holder of our common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the "paid-up capital" of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by us to the holder of our common shares.  The paid-up capital of our common shares may be less than the holder's cost of its common shares.  The tax treatment of any dividend received by a holder of our common shares has been described above under "Dividends on Our Common Shares."

A holder of our common shares will also be considered to have disposed of its common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under "Disposition of the Company’s Common Shares."

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of an investment by a U.S. citizen or resident (“U.S. Taxpayer”) under U.S. tax laws.  The discussion of U.S. federal income tax considerations is not exhaustive of all possible U.S. federal income tax considerations and does not take into account state, local or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of U.S. federal income tax considerations assumes that the holders of common shares hold their common shares for investment, deal at arms length with us, do not use or hold their common shares in, or in the course of, carrying on a business such as a dealer in securities, and own less than 10% of our shares.  The discussion of U.S. federal income tax considerations is based on the current provisions of the Internal Revenue Code of 1986 (“Code”), the Treasury Department Regulations under the Code, the current administrative pronouncements of the Internal Revenue Service, and court decisions which are currently applicable.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

General Rules of U.S. Taxation

Except as discussed below in the section on passive foreign investment companies, the mere acquisition and holding of our shares is not a U.S. taxable event.  Major U.S. taxable events are the receipt of dividends on our shares, the sale or exchange of common shares and the purchase of common shares by us.

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

Repurchase of Common Shares

If we repurchase the entire shareholdings of a holder of our common shares in a single transaction, the transaction will be taxed as a Sale in the same manner as described above for sales and exchanges to third parties.  Complex attribution rules apply in determining whether a transaction involves the entire shareholdings of a holder.  If we repurchase less than the entire holdings of a holder of our common shares, complicated rules determine whether or not the transaction will be taxed as a sale or exchange or as a dividend from us.  Holders of common shares in these situations should consult their own tax advisors to determine how the transaction should be treated for U.S. tax purposes.

Passive Foreign Investment Company Considerations

It is highly likely that we will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test.

A non-U.S. corporation satisfies the PFIC asset test if 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  Mineral property held for the production of royalty income is held for the production of passive income.  Mineral property held for the active development and extinction of mineral deposits is not held for the production of passive income.  Because we have not yet committed to the method of realizing profit from mineral discoveries, application of the asset test is problematic.

A non-U.S. corporation satisfies the PFIC income test if 75% or more of its gross income is passive income.  Interest income and gains from the sale of marketable securities generally constitutes passive income.  Because the PFIC income test is a gross income test, losses from operations or administrative expenses do not reduce passive income for purposes of the PFIC income test.  We have had, in past years, interest income and gain from the sale of marketable securities and no other operating income, and may have such situations in the future.  Thus, it is highly likely that we will satisfy the gross income test and be classified as a PFIC from time to time in the future for U.S. federal income tax purposes.

U.S. Taxpayers holding shares classified as PFIC stock are subject to one of three special tax regimes with respect to the PFIC stock.  Such shareholders can elect to be taxed under either the Market to Market Regime or under the Qualified Electing Fund (“QEF”) Regime.  Failure to qualify for and elect either of these two regimes results in being taxed under the Excess Distribution Regime.

Under the Excess Distribution Regime, shares are considered PFIC stock in the first year that the Company becomes a PFIC with respect to that particular holder and all subsequent years.  Actual distributions from us are classified as regular distributions or excess distributions.  An actual distribution is an excess distribution to the extent the total of actual distributions during a taxable year exceeds 125% of the average of actual distributions received in the three preceding years.  All gain recognized on the disposition of shares considered PFIC stock are classified as excess distributions.  Total excess distributions for any year are allocated ratably over all the days during which the holder held the shares.  Amounts allocated to prior years during which we were a PFIC are subject to a special tax calculation consisting of the highest rate of tax for the year to which allocated and an interest charge as if such tax were an underpayment of taxes for the year allocated.  This special tax, known as the Deferred Tax Amount, is added to the holder’s regular tax liability.  All other portions of the excess distributions are added to the regular distributions and taxed as dividend income according to the general rules above.  Foreign taxes incurred with respect to an excess distribution are allocated in the same manner as the excess distributions.  Foreign taxes allocable to excess distributions used to determine the Deferred Tax Amount can be credited against the Deferred Tax Amount otherwise payable, but any foreign taxes in excess of the Deferred Tax Amount are permanently lost rather than generating foreign tax credit carry forwards.  Foreign taxes allocable to the remainder of the excess distributions are subject to the general rules for foreign tax credits discussed above.

A U.S. Taxpayer can avoid the Excess Distribution Regime by electing to be taxed under the QEF Regime in the first year in which we qualify as a PFIC while our shares are held by such holder.  We must have agreed to make available to holders the information necessary to determine the inclusions under the QEF rules and to assure compliance in order for the holder to be able to make a QEF election.  Under a QEF election, the holder must include in its taxable income its pro rata share of our earnings and profits divided into ordinary income and net capital gain.  Actual distributions from us paid out of earnings and profits previously included as income under the QEF election are treated as a tax-free return of capital.  Under the QEF election, a holder’s basis in the Company stock is increased by any amount included in the holder’s income under the QEF rules and decreased by any distributed amount treated as a tax free return of capital.  Gains on sales or other dispositions of PFIC stock under the QEF regime are generally taxable as capital gain income under the general rules discussed above.

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

Holders of 10% or More of Company Stock

U.S. Taxpayers holding, directly or indirectly, 10% or more of our stock may be subject to other overlapping special rules of U.S. taxation involving foreign stock that may supplement and/or supercede the PFIC rules.  Complex attribution rules exist for determining direct and indirect ownership of shares.  Holders of our shares in these situations should consult their own tax advisors about these more complicated situations.

Foreign Investment Company Considerations

It is currently unlikely but possible that we may be classified as a foreign investment company for U.S. federal income tax purposes.  A foreign investment company includes any foreign corporation engaged primarily in the business of investing, reinvesting or trading in securities or commodities, including a fractional undivided interest in oil, gas or other mineral rights, at a time when 50% or more of the total combined voting power of all classes of stock entitled to vote or the total value of all classes of stock are held directly or indirectly by U.S. Taxpayers.  It is difficult to predict whether our mineral activities will be mere holding and investing as opposed to actual development activities at a time when, if ever, U.S. Taxpayer holders acquire the requisite percentage ownership of our company.  The PFIC rules overlap with, and to a great extent, supercede the foreign investment company U.S. tax rules.  Holders should consult their own tax advisors when and if we ever become a foreign investment company to determine how to reconcile the PFIC and foreign investment company rules in determining their own tax situations.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Data on our mineral properties may be viewed at our office located at #507 - 837 West Hastings Street, Vancouver, B.C., V6C 3N6.

Material contracts and publicly available corporate records may be viewed at our registered and records office located at 1750 – 750 West Pender Street, Vancouver, B.C., V6C 2T8.

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

Our registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable

ITEM 15.      CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").  Based on such evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Our disclosure controls and procedures ensure that material information is directed to the appropriate parties in a timely manner and are effective to ensure that such information is reported to our management, and, in particular, provided to our CEO and CFO, in order to allow sufficient time in which to include such information in this report.

There have been no significant changes in our internal controls or the occurrence of events or other factors that could significantly affect these controls subsequent to the Date of Evaluation.  There have not been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.       [Reserved]

PART III

ITEM 17.    FINANCIAL STATEMENTS

Auditors’ Report dated August 6, 2004

Consolidated Statement of Operations and Deficit for

the years ended May 31, 2004, 2003 and 2002

Consolidated Balance Sheet at

May 31, 2004, 2003 and 2002

Consolidated Statement of Cash Flows for

the years ended May 31, 2004, 2003 and 2002

Notes to the Consolidated Financial Statements

for the years ended May 31, 2004, 2003 and 2002

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

32.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Incorporated by reference from our Registration Statement on Form 20-F filed on February 6, 2001 with the Securities and Exchange Commission.

**

Incorporated by reference from our Amendment No. 2 to the Registration Statement dated April 11, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL TOWER HILL MINES LTD.

/s/  Anton (Tony) J. Drescher

By:

Anton (Tony) J. Drescher

President

Date:      November 18, 2004

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

November 18, 2004

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

November 18, 2004

/s/ Norman J. Bonin

Norman J. Bonin,

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Tower Hill Mines Ltd. (the “Company”) on Form 20-F for the fiscal year ended May 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Anton J. Drescher, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 that:

1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/  Anton J. Drescher

Anton J. Drescher,

Chief Executive Officer

November 18, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Tower Hill Mines Ltd. (the “Company”) on Form 20-F for the fiscal year ended May 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Norman J. Bonin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 that:

1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/  Norman J. Bonin

Norman J. Bonin,

Chief Financial Officer

November 18, 2004

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2004

International Tower Hill Mines Ltd.

Consolidated Financial Statements

May 31, 2004

Page

Auditors' Report

3

Consolidated Statements of Operations and Deficit

4

Consolidated Balance Sheets

5

Consolidated Statements of Cash Flows

6

Notes to the Consolidated Financial Statements

7-13

CHARTERED ACCOUNTANTS

1100 – 1177 West Hastings Street

Vancouver, BC    V6E 4T5

Tel:  604-687-4511

Fax: 604-687-5805

Toll Free:  1-800-351-0426

www.MacKayLLP.ca

Auditors' Report

To the Shareholders of

International Tower Hill Mines Ltd.

We have audited the consolidated balance sheets of International Tower Hill Mines Ltd. as at May 31, 2004, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“MacKay LLP”

August 6, 2004

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended May 31, 2004 and shareholders’ equity as at May 31, 2004, 2003 and 2002 to the extent summarized in note 9 to the consolidated financial statements.

Vancouver, Canada

“MacKay LLP”

August 6, 2004

Chartered Accountants

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit

(Expressed in Canadian dollars)

For the year ended May 31,

2004

2003

2002

Income
Interest	$ 4,519	$ 7,023	$ 11,572

Expenses
Management fees	60,000	30,000	30,000
Office and miscellaneous	4,077	3,839	4,326
Professional fees	10,615	10,923	46,184
Rent	7,200	7,200	7,200
Stock exchange and filing fees	7,627	5,529	21,338
Transfer agent fees	4,117	4,016	3,634
Travel and promotion	868	3,494	2,441
Write off of deferred acquisition and exploration expenditures	154,345	-	49,990

	248,849	65,001	165,113

Loss for the year	(244,330)	(57,978)	(153,541)

Deficit, beginning of year	(2,175,489)	(2,117,511)	(1,963,970)

Deficit, end of year	$ (2,419,819)	$ (2,175,489)	$ (2,117,511)

Loss per share (note 6)	$ (0.03)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	9,012,183	9,012,183	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

May 31,

2004

2003

2002

Assets

Current
Cash and cash equivalents	$ 111,180	$ 202,712	$ 296,849
Marketable securities (note 3)	37,520	37,520	37,520
BC mining exploration tax credit receivable	6,149	-	14,670
Accounts receivable	5,833	2,648	1,304
Drilling advance	30,000	-	-
Prepaid expenses	1,642	3,014	1,261

	192,324	245,894	351,604

Term deposit (note 4a)	2,500	2,500	2,500

Mineral properties (note 4)	969,907	1,098,282	1,059,982

	$ 1,164,731	$ 1,346,676	$ 1,414,086

Liabilities

Current
Accounts payable and accrued liabilities	$ 68,886	$ 6,501	$ 14,433
Due to directors	-	-	1,500

	68,886	6,501	15,933

Share Capital and Deficit

Share capital (note 5)	3,515,664	3,515,664	3,515,664

Deficit	(2,419,819)	(2,175,489)	(2,117,511)

	1,095,845	1,340,175	1,398,153

	$ 1,164,731	$ 1,346,676	$ 1,414,086

Commitments (note 4)

Approved by the Directors:

“Anton J. Drescher”

 Director

“Norm J.  Bonin”

Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the year ended May 31,

2004

2003

2002

Cash provided by (used for)

Operating activities
Loss for the year	$ (244,330)	$ (57,978)	$ (153,541)

Add item not affecting cash
Write off of deferred exploration expenses	154,345	-	49,990

	(89,985)	(57,978)	(103,551)

Changes in non-cash items:
BC mining exploration tax credit receivable	-	14,670	(14,670)
Accounts receivable	(3,185)	(1,344)	5,633
Accounts payable and accrued liabilities	62,385	(7,932)	2,578
Prepaid expenses	(28,628)	(1,753)	1,005
Due to directors	-	(1,500)	1,500

	(59,413)	(55,837)	(107,505)

Investing activities
Proceeds on sale of GIC	-	-	104,072
Mineral property acquisition costs	-	(18,300)	(38,300)
Mineral property exploration costs	(32,119)	(20,000)	(27,945)

	(32,119)	(38,300)	37,827

Decrease in cash and cash equivalents	(91,532)	(94,137)	(69,678)

Cash and cash equivalents, beginning of year	202,712	296,849	366,527

Cash and cash equivalents, end of year	$ 111,180	$ 202,712	$ 296,849

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2004

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2004, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

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

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd. (“813034”), an Alberta corporation.

b)

Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

a)

Marketable securities

Marketable securities are valued at the lower of cost or market.

d)

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written -off to operations.

a)

Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates.  Acquisition and exploration costs have been translated at the dates of occurrence.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2004

1.

Significant Accounting Policies (continued)

f)

Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,012,183 (2003 – 9,012,183; 2002 – 9,012,183).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

a)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

a)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

b)

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

c)

Stock based compensation

Effective June 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

d)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2004

1.

Marketable Securities

	2004	2003	2002

Marum Resources Inc. (market value $38,930)	$ 37,520	$ 37,520	$ 37,520

At May 31, 2004 the Company held 469,000 shares of Marum Resources Inc. (2003  and 2002 – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga Project joint venture, with an historical cost of $51,590.

2.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	Fort Vermillion	2004 Total	2003 Total	2002 Total
Acquisition costs
Beginning balance	$ 205,000	$ -	$ 33,550	$ 20,000	$ 258,550	$ 240,250	$ 201,950
Lease costs	-	-	-	-	-	18,300	38,300
Write-down	-	-	(33,550)	(20,000)	(53,550)	-	-
Ending balance	205,000	-	-	-	205,000	258,550	240,250

Deferred exploration
Beginning balance	738,937	10	80,785	20,000	839,732	819,732	841,777
Drilling	25,734	-	-	-	25,734	-	26,977
Miscellaneous	6,385	-	-	-	6,385	-	3,378
Satellite imaging	-	-	-	-	-	20,000	-
Surveying	-	-	-	-	-	-	15,098
Tax credits	(6,149)	-	-	-	(6,149)	-	(17,508)
Write-down	-	(10)	(80,785)	(20,000)	(100,795)	-	(49,990)

Ending balance	764,907	-	-	-	764,907	839,732	819,732

Total deferred costs	$ 969,907	$ -	$ -	$ -	$ 969,907	$ 1,098,282	$ 1,059,982

a)

Siwash Silver Leases

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid in annual instalments  of $12,500 all of which have been paid.

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

May 31, 2004

4.

Mineral Properties (continued)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

i)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company’s Siwash Silver Leases in the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

ii)

Subsequent to May 31, 2004, the Company staked an additional 17 claims in the Similkameen Mining Division of British Columbia, at a cost of $9,134.

a)

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

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount, and in fiscal 2004 the balance was written-off.

c)

Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property.  The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000.  During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

d)

Fort Vermillion Property

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2004

5.

Share Capital

Authorized:

20,000,000 common shares without par value

	2004	2003			2002
Issued	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning and end of year	9,012,183	$3,515,664	9,012,183	$3,515,664	9,012,183	$3,515,664

6.

Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2004, 2003 or 2002 as the results are anti-dilutive.

7.

Related Party Transactions

During the year the Company paid $60,000 (2003 - $30,000; 2002 - $30,000) in management fees and $5,115 (2003 - $4,902, 2002 - $4,902) in professional fees to a company controlled by an individual who is a director of the Company.

8.

Income Taxes

The Company has resource deduction tax pools, which do not expire, of approximately $2,578,348 available to offset future taxable income.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2004

1.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

	For the years ended
	May 31,	May 31,	May 31,
	2004	2003	2002
Consolidated statement of
operations and deficit
Income (loss) for the year under
Canadian GAAP	$ (244,330)	$ (57,978)	$ (153,541)
Write-off of exploration expenses	100,795	-	49,990
Mineral property exploration and
development expenditures, net	(25,970)	(20,000)	(27,945)

United States GAAP	$ (169,505)	$ (77,978)	$ (131,496)

Gain (loss) per share – US GAAP	$ (0.02)	$ (0.01)	$ (0.015)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	$ 969,907	$ 1,098,282	$ 1,059,982
Resource property expenditures
(cumulative)	(764,907)	(839,732)	(819,732)

United States GAAP	$ 205,000	$ 258,550	$ 240,250

Deficit
Canadian GAAP	$ (2,419,819)	$ (2,175,489)	$(2,117,511)
Resource property expenditures
(cumulative)	(764,907)	(839,732)	(819,732)

United States GAAP	$ (3,184,726)	$(3,015,221)	$(2,937,243)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2004

1.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

a)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2003 would be $38,927 (2003 -$37,520; 2002- $49,600) and the unrealized gain (loss) would be posted to shareholder’s equity $1,407 (2003 - $nil; 2002 - $12,080).

b)

Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 123.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant.

c)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended May 31, 2004, 2003, and 2002 was 9,012,183.

d)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  This results in no difference in net income reported between Canadian and United States GAAP.

e)

New accounting pronouncements

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