Form 20-F
period 2005-06-30
INTERNATIONAL TOWER HILL MINES LTD
filed 2005-10-20
CIK 1134115

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

  X

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended     May 31, 2005

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

Outstanding at May 31, 2005

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

7

Risk Factors

7

4

Information on the Company

12

History and Development of the Company

12

Business Overview

12

Property Plants and Equipment

16

5

Operating and Financial Review and Prospects

22

Operating Results

24

Liquidity and Capital Resources

24

6

Directors, Senior Management and Employees

26

Directors and Senior Management

26

Executive Compensation

29

Board Practices

29

Employees

30

Share Ownership

30

Options and Other Rights to Purchase Securities

30

7

Major Shareholders and Related Party Transactions

30

Major Shareholders

31

Related Party Transactions

31

8

Financial Information

32

Consolidated Statements and Other Financial Information

32

Significant Changes

32

9

The Offer and Listing

32

Listing Details

32

Markets

34

10

Additional Information

34

Share Capital

34

Memorandum and Articles of Association

34

Material Contracts

35

Exchange Controls

36

Taxation

36

Dividends and Paying Agents

42

Statement By Experts

42

Documents on Display

43

11

Quantitative and Qualitative Disclosure about Market Risk

43

12

Description of Securities Other than Equity Securities

43

II

13

Default, Dividend Arrearages and Delinquencies

43

14

Material Modifications to the Rights of Security Holders

44

Use of Proceeds

44

15

Controls and Procedures

44

16A

Audit committee Financial Expert

45

16B

Code of Ethics

45

16C

Principal Accountant Fees and Services

45

16D

Exemptions from the Listing Standards for Audit Committees

45

16E

Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

46

III

17

Financial Statements

46

18

Financial Statements

46

19

Exhibits

46

Signatures

48

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

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  Refer to “Item 6 - Directors, Senior Management and Employees - Directors  and  Senior  Management" herein.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of and for the years ended May 31, 2005, May 31, 2004 and May 31, 2003, together with the notes thereto, which appear elsewhere in annual report.  Our consolidated financial statements as of and for the years ended May 31, 2005, May 31, 2004 and May 31, 2003 have been audited by MacKay LLP, Chartered Accountants.

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

	Fiscal Years Ended May 31
	2005	2004	2003	2002	2001

Revenue (Interest Income)	$ Nil	$ 4,519	$ 7,023	$ 11,572	$ 24,961
Loss from operations	(145,644)	[1] (248,839)	(65,001)	(153,541)	(77,441)
Gain on sale of marketable securities	---	---	---	---	6,158
Write-down of marketable securities	---	---	---	---	(14,070)

Income (loss) for the period [3]	(121,483)	(244,330)	(57,978)	(153,541)	(85,353)
Deficit, beginning of period	(2,419,819)	(2,175,489)	(2,117,511)	(1,963,970)	(1,878,617)
Deficit, end of period [3]	(2,541,302)	(2,419,819)	(2,175,489)	(2,117,511)	(1,963,970)
Income (loss) per share [3]	(0.01)	(0.03)	(0.01)	(0.02)	(0.01)

1

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

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 9,012,183 for the year ended May 31, 2005, 9,012,183 for the year ended May 31, 2004, 9,012,183 for the year ended May 31, 2003, 9,012,183 for the year ended May 31, 2002, and 8,882,411 for the year ended May 31, 2001.

Balance Sheet Data:

	Fiscal Year Ended May 31
	2005	2004	2003	2002	2001
Current Assets [1]	$ 40,788	$ 192,324	$ 245,894	$ 351,604	$ 517,322
Mineral Properties	1,026.512	969,907	1,098,282	1,059,982	1,043,727
Total Assets[2]	1,069,800	1,164,731	1,346,676	1,414,086	1,563,549
Current/Total Liabilities	95,438	68,886	6,501	15,933	11,855
Share capital	3,515,664	3,515,664	3,515,664	3,515,664	3,515,664
Shareholders’ Equity	974,362	1,095,845	1,340,175	1,398,153	1,551,694

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

	May 31	May 31	May 31	May 31	May 31
	2005	2004	2003	2002	2001
Consolidated statement of
operations and deficit
Income (loss) for the year under Canadian GAAP	$ (121,483)	$ (244,330)	$ (57,978)	$ (153,541)	$ (85,353)
Write off of exploration expenses	-	100,795	-	49,990	-
Mineral property exploration and development expenditures, net	(78,844)	(25,970)	(20,000)	(34,530)	(102,568)

United States GAAP	(200,327)	(169,505)	(77,978)	(138,081)	(187,921)

Gain (loss) per share – US GAAP	(0.02)	(0.02)	(0.01)	(0.015)	(0.02)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	1,026,512	969,907	1,098,282	1,060,550	1,043,727

	May 31	May 31	May 31	May 31	May 31
	2005	2004	2003	2002	2001
Resource property expenditures (cumulative)	(843,751)	(764,907)	(839,732)	(820,300)	(841,777)

United States GAAP	182,761	205,000	258,550	240,250	201,950

Deficit
Canadian GAAP	(2,541,302)	(2,419,819)	(2,175,489)	(2,117,511)	(1,963,970)
Resource property expenditures (cumulative)	(843,751)	(764,907)	(839,732)	(820,300)	(841,777)
United States GAAP	(3,385,053)	(3,184,726)	(3,015,221)	(2,937,811)	(2,805,747)

Exchange Rate Data

We maintain our books of account in Canadian dollars.  Our audited financial statements are prepared in accordance with generally accepted auditing standards in Canada.  All references to the dollar herein are to the lawful currency of Canada unless designated as “US$”.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars.  Such rates are the number of United States dollars per one (1) Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.  On October 12th, 2005, the exchange rate was US$1.00 per Cdn$1.1706.  The high and low exchange rates for each month during the previous six months were as follows:

High

Low

September 2005

1.1880

1.1607

August 2005

1.2185

1.1888

July 2005

1.2437

1.2048

June 2005

1.2578

1.2256

May 2005

1,2703

1.2373

April 2005

1.2568

1.2146

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

	Year Ended May 31
	2005	2004	2003	2002	2001
Rate at end of Period Average Rate during Period Low High	1.2512 1.2689 1.1775 1.3970	1.3666 1.3542 1.2690 1.4114	1.3656 1.5525 1.3403 1.6050	1.5275 1.5682 1.5102 1.6128	1.5461 1.5153 1.4639 1.5790

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

WE HAVE NOT BEEN PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES AND, THEREFORE, REQUIRE SIGNIFICANT OUTSIDE FUNDING TO IMPLEMENT OUR BUSINESS PLAN.

We have limited financial resources, have no source of operating cash flow and have no assurance that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements.  Furthermore, we reported a net loss of $121,483 for the year ended May 31, 2005 and an accumulated deficit of $2,541,302 for the same period.  There is no guarantee that our business will become profitable.  Accordingly, the purchase of common stock should be considered a highly speculative investment.

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

Siwash Creek Property

We carried out a diamond drill program on our 100% owned Siwash Property in south central British Columbia.  The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects.  The 2004 program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property.  Drill results to date indicate a similar style of mineralization as that found at Brenda Mines.  In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 500 meters in a north-south direction and 800 meters in an east-west direction to a depth of approximately 125 meters.  Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property.  These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

Our future plans include the investigation of the area by an airborne mag/em program to be followed by drilling of the more favourable locations indicated.

A total of $98,555 was expended on the Siwash Property during the fiscal year ended May 31, 2005, which was reduced by $13,562 for tax credits, bringing the net expenditures to $84,993.  In addition, we incurred $12,761 in lease costs for the Siwash Property.  A total of $32,119 was expended on the Siwash Property during the fiscal year ended May 31, 2004, which was reduced by $6,149 for tax credits, bringing the net expenditures to $25,970.

Joint Venture with Ravencrest Resources Inc.

We have entered into a joint venture with Ravencrest Resources Inc. (“Ravencrest”), a public company reporting in British Columbia, whereby we granted the right to Ravencrest to acquire a 50% interest in two claim groups on the Siwash Creek Property, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units (collectively the “Claims”).  We have received the payment of $25,000 and received 100,000 common shares in the capital stock of Ravencrest and, accordingly, Ravencrest has earned its 50% interest.  In order to maintain its 50% interest, Ravencrest is required to carry out further work on the Claims based on a work program recommended by APEX Geoscience Ltd., in the sum of $112,500, on or before March 31, 2006.

A three phase exploration program has been recommended.  Phase 1, to consist of a magnetic and electromagnetic survey at 200 metre line spacing and an interpretation of the newly acquired geophysical data in conjunction with a re-interpretation/compilation of all existing geochemical, geological and drill core data may help to identify new target areas.  The total cost of Phase 1 is $112,500.  Pursuant to our joint venture with Ravencrest, Ravencrest will pay the cost of the first phase of the exploration program.

The phase 2 exploration program would consist of a field based program with the establishment of a property wide grid and the collection of soil samples, ground-proofing of geophysical anomalies returned from the airborne survey and the acquisition of ground magnetic and electromagnetic geophysical data on selected targets; as well as property scale geological mapping in conjunction with the mapping and sampling of old trenches.  All workings, trenches, and significant rock samples are to be re-located and checked assayed. The total cost of Phase 2 is approximately $416,500.

The phase 3 program would involve one or more of the collection of infill soil samples, ground geophysics and/or a diamond drill program to test historic targets and new targets developed during phases 1 and 2.  The cost for Phase has not been determined at this time.

The total cost to complete the recommended phase 1 and 2 exploration is $529,000 Cdn.  We will seek additional financing, most likely through the issuance of equity securities, so that we may undertake further exploration of our mineral properties or possibly acquire additional properties.  We may also enter into joint venture agreements as part of our acquisition or development strategy, or may dispose of current property interests on completion of our evaluation.  We are currently carrying out a $200,000 Cdn. private placement of 1,000,000 units at a price of $0.20 Cdn. per unit, which each unit consisting of one common share and one share purchase warrant to purchase one additional common share at a price of $0.26 Cdn. per share, exercisable for a period of two years from the date of issuance of the units.

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

Torngat Property

Although we have no current plans to carry out an exploration program on the Torngat property we may, at some point in the future, carry out a follow-up sampling and mapping program on the property with the objective to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

Fort Vermillion Property

We have no current plans to carry out any exploration on the Fort Vermillion Property.

As we had a working capital deficiency of $82,590as of August 31st, 2005 we do not currently have sufficient funding to cover our basic administrative costs.  If we undertake any exploration activities on our Siwash Creek Property or possibly acquire additional properties in the future we will have to seek financing, most likely through the issuance of equity securities.  We may experience obstacles in obtaining additional financing unless investor interest in junior resource exploration companies improves.

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

Name of Property	Interest Owned	Exploration Costs for year ended May 31, 2005	Exploration Costs for year ended May 31, 2004	Exploration Costs for year ended May 31, 2003	Total Costs Incurred (Including Acquisition Costs) to May 31, 2005
Siwash Creek British Columbia	100%	$78,844 (1)	$25,970	$12,500	$969,907
Chinchaga Alberta	50%	Nil	Nil	Nil	Nil
Torngat Quebec	100%	Nil	Nil	$5,800	Nil
Fort Vermillion Alberta	100%	Nil	Nil	$20,000	Nil

(1)

A total of $98,555 was expended on the Siwash Property during the fiscal year ended May 31, 2005, which was offset by $13,562 for tax credits, bringing the net expenditures to $84,993.  In addition, we incurred $12,761 in lease costs for the Siwash Property.  A total of $32,119 was expended on the Siwash Property during the fiscal year ended May 31, 2004, which was reduced by $6,149 for tax credits, bringing the net expenditures to $25,970.

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

Our Spring 2001 diamond drill program on the Siwash Creek Property was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the Siwash Creek Property.  The drill program was composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from –550 to 650 and was concentrated in the area north and east of holes 96-3, 97-1 and 97-5.  All holes were drilled in the mineralized granodiorite.

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

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property.  These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

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

We carried out aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs were shared.  As part of the permits, the Quebec government agreed to reimburse 50% of the exploration expenditures to a maximum of $220,000.  During fiscal 2001, we received $26,300 in reimbursement from the Quebec government.

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

For the year ended May 31, 2005, we reported interest income of $132 as compared to $4,519 for the year ended May 31, 2004.  The decrease in interest income is a result of lower interest being earned on our cash and cash equivalent and a decrease in our cash on hand.  For the year ended May 31, 2005, we had net losses of $121,483 as compared to net losses of $244,300 for the year ended May 31, 2004.   The increased net losses in 2004 was primarily due a the write down of deferred exploration expenses for three of our natural resource properties as a result of our decision not to proceed with any further exploration of such properties at this time.

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

During the fiscal year ended May 31, 2005 and the year ended May 31, 2004, no share purchase warrants or stock options were exercised.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2005 consisted of management fees, office, professional fees, stock exchange and filing fees and transfer agent fees and other expenses that support our daily operations.  General and Administrative expenses for the year ended May 31, 2005 were $145,644, being an increase of $51,140 compared to General and Administrative expenses of $94,504 during the fiscal year ended May 31, 2004.  The majority of the increase in General and Administrative costs was due to mineral property due diligence expenses of $45,286.  Management fees of $60,000 and rent of $7,200 were unchanged from 2004.  Other expenses incurred include professional fees of $16,360 (2004 - $10,615), stock exchange and filing fees of $7,504 (2004 - $7,627), transfer agent fees of $4,455 (2004 - $4,117), office and miscellaneous of $3,151 (2004 - $4,077), and travel and promotion of $1,688 (2004 - $868).  During fiscal 2004 deferred acquisition and exploration expenditures in the sum of $154,345 were written off.  During fiscal 2005 we recovered exploration expense and permit fees in the sum of $14,889 and had a gain of $9,140 on the sale of marketable securities.

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

Operating Results

During the year ended May 31, 2005, exploration and developments costs and mineral property acquisition costs increased by $52,874 to $84,993, as compared to exploration and developments costs of $32,119 for the year ended May 31, 2004.

During the year ended May 31, 2004, exploration and developments costs increased by $12,119 to $32,119, as compared to exploration and developments costs of $20,000 for the year ended May 31, 2003.

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

Siwash Creek Property – British Columbia

For the year ended May 31, 2005, our costs related to the Siwash Creek Property were $84,993, consisting of lease costs of $12,761 and geological and consulting of $19,244, preparation of a geological assessment report $17,565, as well as drilling of $51,502, assaying and sampling of $3,120 and miscellaneous costs of $7,574, which were offset by a tax credit receivable of $13,562, compared to drilling and miscellaneous costs of $32,119 for the year ended May 31, 2004, offset by a tax credit receivable of $6,149.

For the year ended May 31, 2004, our costs related to the Siwash Creek Property were $32,119, consisting of drilling and miscellaneous costs of $32,119, which were offset by a tax credit receivable of $6,149, compared to lease costs of $12,500 for the year ended May 31, 2003.

Liquidity and Capital Resources

At May 31, 2005, we reported cash and cash equivalents of $7,711, compared to $111,180 for the year ended May 31, 2004.  The decrease of $103,469 was for operating expenses used during the year ended May 31, 2005.  Our unused sources of liquidity arise from our unallocated working capital.  We have historically satisfied our needs by issuing securities.

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

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property.  These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

Our future plans include the investigation of the area by an airborne mag/em program to be followed by drilling of the more favourable locations indicated.

We intend to finance any additional work on the Siwash Creek Property from the issuance of equity securities.  We are presently carrying out a $200,000 Cdn. private placement of 1,000,000 units at a price of $0.20 Cdn. per unit, with each unit consisting of one common share and one share purchase warrant to purchase one additional common share at a price of $0.26 Cdn. per share, exercisable for a period of two years from the date of issuance of the units.  The completion of the private placement is subject to the approval of the TSX Venture Exchange.

Our plans over the next 12 months are to proceed with additional exploration of the Siwash Creek Property, and to continue to seek out additional properties for acquisition.  While we may evaluate properties for acquisition, we do not have any specific plans to purchase any additional properties over the following 12 months.  In the event that we decide to purchase additional properties, we will finance such a purchase from our working capital reserve and if necessary, through the sale of marketable securities.

Upon completion of the $200,000 Cdn. private placement, we expect that we will have sufficient capitalization to cover our administrative expenses for 12 months.

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

Chief Financial Officer of USA Video Interactive Corp. since 1993 and director since December 1994; Secretary/Treasurer and director of Quest Ventures Inc. since 1996; President/CEO and director of International Tower Hill Mines Ltd. since 1990; President of Westpoint Management Consultants Limited since 1979; President of Harbour Pacific Capital Corp., since 1998; director of Landmark Minerals Inc. since February 2003; director of Waymar Resources Ltd. since June 2005; Certified Management Accountant since 1981.

Gerhard Drescher	Director	2005	President of Python Technologies of Delta, British Columbia, Canada; director of Quest Ventures Inc. since July 2000 and a director Landmark Minerals Inc. since May 2005.
Rowland Perkins	Director	1998	President/Director of eBackup Inc. since 2001; director of USA Video Interactive Corporation since January 2005; director of Waymar Resources Ltd. since June 2005.
Donna M. Moroney	Corporate Secretary and Chief Financial Officer	1997

Corporate/securities consultant to public companies since 1992; Corporate Secretary of International Tower Hill Mines Ltd. since 1998 and Chief Financial Officer since May 2005; Corporate Secretary of Landmark Minerals Inc. since April 2004; Corporate Secretary of Quest Ventures Inc. since December 2004; Corporate Secretary of Waymar Resources Ltd. since June 2005.

Anton Drescher and Gerhard Drescher, both directors, are brothers.  There is no other family relationship between any of the above named directors or officers.

Anton J. Drescher – President and Director

Mr. Drescher has been our President, Chief Executive Officer and a director since 1991.  He is responsible for overall management and strategic planning.  He devotes 25% of his time during a typical work week to our business.  Mr. Drescher has served as President of Westpoint Management Consultants Limited since 1980 and Harbour Pacific Capital Corp. since 1998, providing administrative and accounting services to listed companies.  He also serves as a director of the following public companies: USA Video Interactive Corp. since 1995; Quest Ventures Inc. since 1993; Landmark Minerals Inc. since 2003; and Waymar Resources Ltd. since 2005.

Gerhard Drescher – Director

Gerhard (Gary) Jakob Drescher has been a Director since May 9, 2005.  From 1989 to present, Mr. Drescher has been the President of Python Technologies of Delta, British Columbia, Canada, an electronics consulting firm. Mr. Drescher has also served as Director of Amanta Resources Ltd. (April 1994 – July 2004), and serves as a director of Quest Ventures since July 2000 and Landmark Minerals Inc. since June 2004, both companies being listed on the TSX.

Rowland Perkins – Director

Mr. Perkins has been a director since 1998.  He devotes 10% of his time during a typical work week to our business.  He currently serves as President of ebackup Inc. an online remote data backup and archival company. He has previously served as Alberta Regional Manager for Securitinet Storage Solutions Inc. (formerly Intellisave Datavaults Inc.) (1999 to 2001), a consulting company that provides backup and archiving of data on personal computers and network servers; Vice-President for Simul Corporation (1997 to 1999), a consulting and training company; and President of Franchise Networks (1994 to 1997), an international franchise consulting organization that assists prospective franchisees find businesses.  He has also been a director of the following public companies:  Quest Ventures Inc. since January 2005; USA Video Interactive Corp. since January 2005; and a director of Waymar Resources Ltd. since June 2005.

Donna M. Moroney – Secretary and Chief Financial Officer

Ms. Moroney has been our Corporate Secretary since 1997 and Chief Financial Officer since May 2005.  She devotes 25% of her time during a typical work week to our business.  Ms. Moroney has been a consultant to public companies assisting with regulatory compliance and administration matters since 1992 and has been an instructor of corporate/securities law for paralegals.  Ms. Moroney has been Corporate Secretary of the following reporting companies:  Corporate Secretary of International Tower Hill Mines Ltd. since 1998; Landmark Minerals Inc. since April 2004; Quest Ventures Inc. since December 2004; and Waymar Resources Ltd. since June 2005.

Executive Compensation

For the fiscal year ending May 31, 2005, we paid an aggregate of $64,173 in cash compensation to the directors and officers as a group.

The following table sets out compensation information for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Annual Compensation				Long Term Compensation
					Awards	Payouts
	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Anton J. Drescher President	5/31/05 5/31/04 5/31/03	Nil Nil Nil	Nil Nil Nil	$64,173 (1) $65,115 (1) $34,902 (1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna Moroney Secretary	5/31/05 5/31/04 5/31/03	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

The members of our audit committee are Anton J. Drescher, President and Director; Gerhard Drescher, Director; and Rowland Perkins, Director.  A copy of the Audit Committee Charter as adopted is attached as Schedule 99.1 to this Form 20-F.

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

Share Ownership

The following table sets out the number of shares held by our directors and members of our administrative, supervisory or management bodies as of October 14, 2005 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Anton J. Drescher	6,139,218	68.12%
Gerhard Drescher	Nil	N/A
Rowland Perkins	200	0.02%
Donna Moroney	Nil	N/A
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (4 persons)	6,139,418	68.14%

Options and Other Rights to Purchase Securities

We are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, senior officers and key employees and consultants at prices set in accordance with the policies of the TSX Venture Exchange pursuant to our 2004 Stock Option Plan.  At our upcoming annual meeting of shareholders, the shareholders are being asked to approve the 2005 Stock Option Plan, which has identical terms to the 2004 Stock Option Plan.  Pursuant to the policies of the TSX Venture Exchange, we must seek shareholder approval to our plan at each annual meeting.  The proposed 2005 Stock Option Plan is subject to approval by the TSX Venture Exchange.  Options are typically exercisable for a period of up to 5 years and terminate within 90 days of the optionee ceasing to be in a qualifying relationship with the company. As of the date of this registration statement, there were no options outstanding; however, we may in the future grant options to key individuals.  A copy of the 2005 Stock Option Plan is attached to this Form 20-F as Exhibit 99.2.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by our directors and senior officers as a group is 6,139,418 common shares, representing 68.14% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of October 14, 2005, to the knowledge of our management, the following is the only person who beneficially owns 5% or more of our issued and outstanding common stock:

Title of Class of Security	Name of Stockholder	Amount of Common Shares Owned	Percentage of Outstanding Common Shares
Common Shares	Anton J. Drescher	6,139,218	68.12%

As of October 14, 2005, there were approximately 350 registered and non-registered holders of record of our common shares.  85 registered and non-registered holders of record are resident in the United States.

Related Party Transactions

Our business is managed by our directors and officers and we have no employment agreements.  We currently pay $5,000 Cdn. per month to a management company, Harbour Pacific Capital Corp., owned by Anton J. Drescher, for management and administrative services.

It is the opinion of management that the terms of these transactions are favourable to us and in our best interest.  Management also believes that we could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

With the exception of Anton J. Drescher who holds 6,139,218 common shares in our capital stock representing 68.12% of the outstanding common shares, there are no material interests, direct or indirect, of our directors, senior officers or shareholders who beneficially own, directly or indirectly, more than 5% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since May 31, 2005 or in any proposed transaction which has materially affected or will materially affect us.

Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See our audited consolidated financial statements for the fiscal year ended May 31, 2005 attached hereto.

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

Year	High	Low
2005	0.70	0.25
2004	0.70	0.50
2003	1.50	0.60
2002	2.10	0.85
2001	3.10	1.75

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years as traded on the TSX Venture Exchange:

Quarter Ended	High	Low
May 31, 2005	0.365	0.25
February 28, 2005	0.415	0.365
November 30, 2004	0.55	0.44
August 31, 2004	0.55	0.70
May 31, 2004	0.70	0.60
February 28, 2004	0.65	0.60
November 30, 2003	0.60	0.50
August 31, 2003	0.55	0.55

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX Venture Exchange:

Month	High	Low
September 2005	*0.38	*0.22
August 2005	*0.38	*0.22
July 2005	*0.38	*0.25
June 2005	0.35	0.35
May 2005	0.33	0.33
April 2005	0.365	0.25

*  No trades - prices listed are bid and ask prices.

The following table discloses the high and low sales prices in US dollars for our common shares for each quarterly period within the two most recent fiscal years as traded on the OTC BB:

Quarter Ended	High	Low
May 31, 2005	0.30	0.298
February 28, 2005	0.35	0.35
November 30, 2004	0.36	0.36
August 31, 2004	0.40	0.40
May 31, 2004	0.51	0.30
February 28, 2004	0.595	0.11
November 30, 2003	0.595	0.595

The following table discloses the monthly high and low sales prices in US dollars for our common shares for the most recent six months as traded on the OTC BB:

Month	High	Low
September 2005	*1.42	*0.18
August 2005	*1.41	*0.18
July 2005	*1.46	*0.18
June 2005	0.29	0.29
May 2005	*1.42	*0.147
April 2005	0.298	0.298

*  No trades - prices listed are bid and ask prices.

As of October 14, 2005, there are 9,012,183 shares of our common stock (without par value) issued and outstanding.  Our stockholder list as provided by Computershare Investor Services, Inc., our registrar and transfer agent, indicated that the Company had 202 registered stockholders owning its common stock, of which 59 (29%) of these registered stockholders are residents of the United States, owning 815,703 (9.1%) of the shares issued and outstanding.

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

On March 29, 2004, the Company Act (British Columbia) (the “Corporation Act”) was replaced by the Business Corporations Act (British Columbia) (the “BCBCA”).  Accordingly, we are now subject to the BCBCA and are no longer governed by the Company Act.  There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company.  A copy of the Transition Application and Notice of Articles as filed with the Registrar of Companies for British Columbia is attached to this Form 20-F as Exhibit 1.6.

As a pre-existing Corporation under the Corporation Act, we are subject to provisions contained in the BCBCA known as the “Pre-Existing Corporation Provisions”.  The Pre-Existing Corporation Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act.  Under the BCBCA, we have the option to replace the Pre-Existing Corporation Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

As a public company the only significant provision of the Pre-Existing Corporation Provisions that would apply to us is the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed.  Under the BCBCA, the level of approval for special resolutions is reduced to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions.  Management considers the two-thirds approval threshold to be appropriate for fundamental changes requiring approval by special resolution.

Accordingly, at the annual meeting held on October 29th, 2004, our shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Corporation Provisions.  A copy of the amended Notice of Alteration is attached to this Form 20-F as Exhibit 1.7.

In addition to deleting the Pre-Existing Corporation Provisions, the Board of Directors were also of the view that it would be in our best interest to adopt a new set of Articles (the “New Articles”) to replace our Articles (the “Old Articles”).  The New Articles will reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the New Articles are minor in nature, and are not substantive changes.  A copy of the New Articles are attached to this Form 20-F as Exhibit 1.8.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

At our annual meeting of shareholders held on October 29th, 2004, our shareholders approved the adoption of new Articles to replace our old Articles.  The new Articles reflect the flexibility and efficiency permitted under the Business Corporations Act (British Columbia), which replaces the Company Act (British Columbia), while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the new Articles are minor in nature, and are not substantive changes.  The following sets forth some relevant changes:

(a)

the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed has been reduced to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions;

(b)

the directors will be able to approve a change of name without the necessity of obtaining shareholder approval; and

(c)

the requirement for pro rata purchase of shares will be deleted.

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

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors have determined that we shall have at least one audit committee financial expert (as defined in Item 16A of Form 20-F).  Anton J. Drescher is a Certified Management Accountant.  Rowland Perkins and Gerhard Drescher have the industry experience necessary to understand and analyze financial statements, as well as the understanding of internal controls and procedures necessary for financial reporting.

ITEM 16B.       CODE OF ETHICS

The Company has not adopted a Code of Ethics at this time.  Management does not consider a Code of Ethics necessary due to the small size of its exploration activities and the small number of persons comprising its Board of Directors and management.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

	Year ended May 31, 2005 Cdn $	Year Ended May 31, 2004 Cdn $
Audit fees	$6,500.00	$6,000.00
Audit related fees	-	-
Tax fees	762.00	750.00
All other fees	-	-
Total:	$7,262.00	$6,750.00

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.    PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Auditors’ Report dated July 6, 2005

Consolidated Statement of Operations and Deficit for

the years ended May 31, 2005, 2004 and 2003

Consolidated Balance Sheet at

May 31, 2005, 2004 and 2003

Consolidated Statement of Cash Flows for

the years ended May 31, 2005, 2004 and 2003

Notes to the Consolidated Financial Statements

for the years ended May 31, 2005, 2004 and 2003

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

1.6

Transition Application and Notice of Articles dated October 10th, 2005.

1.7

Notice of Alteration dated October 10th, 2005.

1.8

New form of Articles adopted on October 29th, 2004.

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

99.1

Audit Committee Charter.

99.2

2005 Stock Option Plan.

**

Incorporated by reference from our Amendment No. 2 to the Registration Statement dated April 11, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL TOWER HILL MINES LTD.

/s/  Anton (Tony) J. Drescher

By:

Anton (Tony) J. Drescher

President

Date:      October 14, 2005

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

International Tower Hill Mines Ltd.

Consolidated Financial Statements

May 31, 2005

               Page

Auditors' Report

3

Comments by Auditor for U.S. Readers on Canada – United States Reporting Differences

4

Consolidated Statements of Operations and Deficit

5

Consolidated Balance Sheets

6

Consolidated Statements of Cash Flows

7

Notes to the Consolidated Financial Statements

8-17

CHARTERED ACCOUNTANTS	1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: 604-687-4511 Fax: 604-687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

Auditors' Report

To the Shareholders of

International Tower Hill Mines Ltd.

We have audited the consolidated balance sheets of International Tower Hill Mines Ltd. as at May 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“MacKay LLP”

July 6, 2005

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 6, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended May 31, 2005 and shareholders’ equity as at May 31, 2005, 2004 and 2003 to the extent summarized in note 10 to the consolidated financial statements.

Vancouver, Canada

“MacKay LLP”

July 6, 2005

Chartered Accountants

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit

(Expressed in Canadian dollars)

For the year ended May 31,

2005

2004

 2003

Expenses
Management fees (note 8)	$ 60,000	$ 60,000	$ 30,000
Mineral property due diligence	45,286	-	-
Office and miscellaneous	3,151	4,077	3,839
Professional fees (note 8)	16,360	10,615	10,923
Rent	7,200	7,200	7,200
Stock exchange and filing fees	7,504	7,627	5,529
Transfer agent fees	4,455	4,117	4,016
Travel and promotion	1,688	868	3,494
Write off of deferred acquisition and exploration expenditures	-	154,345	-

	145,644	248,849	65,001
Other items
Recovery of exploration expense-permit fees	14,889	-	-
Gain on sale of marketable securities	9,140	-	-
Interest income	132	4,519	7,023

	24,161	4,519	7,023

Loss for the year	(121,483)	(244,330)	(57,978)

Deficit, beginning of year	(2,419,819)	(2,175,489)	(2,117,511)

Deficit, end of year	$ (2,541,302)	$ (2,419,819)	$ (2,175,489)

Loss per share (note 7)	$ (0.01)	$ (0.03)	$ (0.01)

Weighted average number of shares outstanding	9,012,183	9,012,183	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

May 31,

2005

2004

2003

Assets
Current
Cash and cash equivalents	$ 7,711	$ 111,180	$ 202,712
Marketable securities (note 3)	10,000	37,520	37,520
BC mining exploration tax credit receivable	19,711	6,149	-
Accounts receivable	1,636	5,833	2,648
Drilling advance	-	30,000	-
Prepaid expenses	1,730	1,642	3,014

	40,788	192,324	245,894

Term deposit (note 4a)	2,500	2,500	2,500

Mineral properties (note 4)	1,026,512	969,907	1,098,282

	$ 1,069,800	$ 1,164,731	$ 1,346,676
Liabilities
Current
Accounts payable and accrued liabilities	$ 15,438	$ 68,886	$ 6,501
Due to a director (note 5)	80,000	-	-

	95,438	68,886	6,501
Share Capital and Deficit

Share capital (note 6)	3,515,664	3,515,664	3,515,664

Deficit	(2,541,302)	(2,419,819)	(2,175,489)

	974,362	1,095,845	1,340,175

	$ 1,069,800	$ 1,164,731	$ 1,346,676

Commitments (note 4)

Approved by the Directors:

“Anton J. Drescher”

Director

“Rowland Perkins”

Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the year ended May 31,

2005

2004

2003

Cash provided by (used for)

Operating activities
Loss for the year	$ (121,483)	$ (244,330)	$ (57,978)

Add item not affecting cash
Gain on sale of marketable securities	(9,140)	-	-
Write off of deferred exploration expenses	-	154,345	-

	(130,623)	(89,985)	(57,978)
Changes in non-cash items:
BC mining exploration tax credit receivable	(13,562)	(6,149)	14,670
Accounts receivable	4,197	(3,185)	(1,344)
Accounts payable and accrued liabilities	(53,448)	62,385	(7,932)
Deposit and prepaid expenses	(88)	1,372	(1,753)
Drilling advance	30,000	(30,000)	-

	(163,524)	(65,562)	(54,337)
Financing activity
Advance from (repayment to) director	80,000	-	(1,500)
Investing activities
Mineral property acquisition costs	(12,761)	-	(18,300)
Recovery of mineral acquisition costs	25,000	-	-
Mineral property exploration costs	(78,844)	(25,970)	(20,000)
Proceeds on sale of marketable securities	46,660	-	-

	(19,945)	(25,970)	(38,300)

Decrease in cash and cash equivalents	(103,469)	(91,532)	(94,137)

Cash and cash equivalents, beginning of year	111,180	202,712	296,849

Cash and cash equivalents, end of year	$ 7,711	$ 111,180	$ 202,712
Non-cash transactions
Investing activity
Option payment received in shares	$ 10,000	$ -	$ -

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2005, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

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

c)

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

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

2.

Significant Accounting Policies (continued)

e)

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

f)

Asset retirement obligation

The Company has adopted the new standard for ‘asset retirement obligations’ as set out in the CICA Handbook section 3110. The new standard requires the recognition and measurement of liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of property and equipment and depleted into earnings over time.

The adoption of this standard at May 31, 2005 had no impact on the financial statements.

g)

Loss per share

Loss per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,012,183 (2004 – 9,012,183; 2003 – 9,012,183).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

h)

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

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

2.

Significant Accounting Policies (continued)

 i)

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

j)

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

k)

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

l)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

3.

Marketable Securities

	2005	2004	2003

Marum Resources Inc.	$ -	$ 37,520	$ 37,520
Ravencrest Resources Inc. (market value $10,000)	10,000	-	-

	$ 10,000	$ 37,520	$ 37,520

At May 31, 2005 the Company held 100,000 shares of Ravencrest Resources Inc. acquired as part of the Mining Venture Agreement with Ravencrest Resources Inc. (note 4a) and the Company had disposed of it‘s 469,000 shares of Marum Resources Inc. for proceeds of $46,660.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

4.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	2005 Total	2004 Total	2003 Total
Acquisition costs
Beginning balance	$ 205,000	$ 205,000	$ 258,550	$ 240,250
Lease costs	12,761	12,761	-	18,300
Recovery of cost	(35,000)	(35,000)	-	-
Write-down	-	-	(53,550)	-
Ending balance	182,761	182,761	205,000	258,550
Deferred exploration
Beginning balance	764,907	764,907	839,732	819,732
Assay and sampling	3,120	3,120	-	-
Drilling	51,052	51,052	25,734	-
Geological assessment report	17,565	17,565	-	-
Geological and consulting	19,244	19,244	-	-
Misc; survey, field, travel etc	7,574	7,574	6,385	-
Satellite imaging	-	-	-	20,000
Tax credits	(19,711)	(19,711)	(6,149)	-
Write-down	-	-	(100,795)	-
Ending balance	843,751	843,751	764,907	839,732
Total deferred costs	$ 1,026,512	$ 1,026,512	$ 969,907	$ 1,098,282

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

May 31, 2005

4.

Mineral Properties (continued)

a)

Siwash Silver Leases (continued)

ii)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company’s Siwash Silver Leases in the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

iii)

The Company staked an additional 17 claims in the Similkameen Mining Division of British Columbia, at a cost of $9,134.

iv)

On March 31, 2005 the Company granted Ravencrest Resources Inc. (“Ravencrest”), a company related by common directors and officers, the right to acquire a 50% interest in two claim groups (as described in note 4a)iii), the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek in the Similkameen Mining Division for cash of $25,000 and issuance of 100,000 common shares of Ravencrest valued at $.10 cents per share. Ravencrest is also required to carry out an exploration work program recommended by Apex Geoscience Ltd. in the sum of $112,500 on or before March 31, 2006.

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

The agreement required total consideration of $300,000 to be paid as follows:

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

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

4.

Mineral Properties (continued)

c)

Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property.  The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000.  During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property. During fiscal 2005 the Company recovered $14,889 in permit fees from the Quebec government.

d)

Fort Vermillion Property

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.  During fiscal 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

5.      Due to a Director

At May 31, 2005 a Director has advanced loans totalling $80,000 to the Company.  These loans are unsecured, non-interest bearing and have no fixed terms of repayment, accordingly fair value can not be readily determined.

6.      Share Capital

Authorized:

20,000,000 common shares without par value

	2005		2004		2003
Issued	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning and end of year	9,012,183	$3,515,664	9,012,183	$3,515,664	9,012,183	$3,515,664

7.

Loss Per Share

Fully diluted loss per share in 2005, 2004 and 2003 is the same as basic loss per share as there are no options or warrants outstanding.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

8.

Related Party Transactions

During the year the Company paid $60,000 (2004 - $60,000; 2003 - $30,000) in management fees and $4,173 (2004 - $5,115, 2003 - $4,902) in professional fees to a company controlled by an individual who is a director of the Company.

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

May 31,	2005	2004	2003

Loss before income taxes	$ (121,483)	$ (244,330)	$ (57,978)

Income tax recovery at statutory rates	$ (43,272)	$ (87,030)	$ (21,811)
Non-deductible items for tax purposes	3,316	155	657
Write-down (recovery) of mineral property expenditures/ due diligence	10,827	86,875	21,154
Unrecognized benefit of non-capital loss carryforwards	29,129	-	-

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

May 31,	2005	2004	2003
Future income tax assets
Mineral properties	$ 584,946	$ 587,175	$ 538,160
Cumulative eligible capital	123	123	130
Net capital losses available	878	-	-
Non-capital losses available for future periods	29,129	-	-

	615,076	587,298	538,290

Valuation allowance	(615,076)	(587,298)	(538,290

	$ -	$ -	$ -

At May 31, 2005 the Company has tax losses of approximately $82,000 available for carry-forward to reduce future years’ income taxes, expiring up to 2015.  In addition the Company has available mineral resource related expenditure pools totalling approximately $2,670,000 which may be deducted against future taxable income on a discretionary basis.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

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

	For the years ended
	May 31,	May 31,	May 31,
	2005	2004	2003
Consolidated statement of
operations and deficit
Loss for the year under
Canadian GAAP	$ (121,483)	$ (244,330)	$ (57,978)
Write-off of exploration expenses	-	100,795	-
Mineral property exploration and
development expenditures, net	(78,844)	(25,970)	(20,000)

United States GAAP	$ (200,327)	$ (169,505)	$ (77,978)

Loss per share – US GAAP	$ (0.02)	$ (0.02)	$ (0.01)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	$ 1,026,512	$ 969,907	$ 1,098,282
Resource property expenditures
(cumulative)	(843,751)	(764,907)	(839,732)

United States GAAP	$ 182,761	$ 205,000	$ 258,550
Deficit
Canadian GAAP	$ (2,541,302)	$ (2,419,819)	$ (2,175,489)
Resource property expenditures
(cumulative)	(843,751)	(764,907)	(839,732)

United States GAAP	$ (3,385,053)	$ (3,184,726)	$ (3,015,221)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

b)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2005 would be $10,000 (2004 -$38,927; 2003- $37,520) and the unrealized gain (loss) of  $nil (2004 - $1,407; 2003 - $nil) would be posted to shareholder’s equity as part of comprehensive income.

c)

Stock based compensation

Statement of Financial Accounting Standards No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation” (“SFAS 148”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 148.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these financial statements.

d)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended May 31, 2005, 2004, and 2003 was 9,012,183.

e)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  This results in no difference in net income reported between Canadian and United States GAAP.

f)

New accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2005

10.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

f)

New accounting pronouncements (continued)

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "SpecialPurpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements does not have a material effect on the company’s financial position or results of operations.

