Form 20-F
INTERNATIONAL TOWER HILL MINES LTD
filed 2006-12-29
CIK 1134115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM–20F

(Mark One)

___

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

  ✓

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended May 31, 2006

Or

____

Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________________ to ____________________

Or

____

Shell Company Report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Commission File Number 0-31096

INTERNATIONAL TOWER HILL MINES LTD.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#1901 – 1177 West Hastings Street

Vancouver, British Columbia, V6E 2K3

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

Title of Each Class

Outstanding at May 31, 2006

Common Shares, no par value

10,012,183

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

No  ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

No ✓

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

No ✓

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer

Accelerated Filer

Non-accelerated filer   ✓

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ✓

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

No ✓

TABLE OF CONTENTS

DEFINITIONS

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

3.B

Capitalization and Indebtedness

3.C

Reason for the Offer and Use of Proceeds

3.D

Risk Factors

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

4.B

Business Overview

4.C

Organizational Structure

4.D

Property, Plant and Equipment

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A

Operating Results

5.B

Liquidity and Capital Resources

5.C

Research and Development, Patents and Licences, etc.

5.D

Trend Information

5.E

Off-Balance Sheet Arrangements

5.F

Contractual Obligations

5.G

Safe Harbour

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

6.B

Executive Compensation

6.D

Employees

6.E

Share Ownership

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

c7.B

Related Party Transactions

7.C

Interests of Experts and Counsel

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

8.B

Significant Changes

ITEM 9.

THE OFFER AND LISTING

9.A

Offer and Listing Details

9.B

Plan of Distribution

9.C

Markets

9.D

Selling Shareholder

9.E

Dilution

9.F

Expenses of the Issuer

ITEM 10.

ADDITIONAL INFORMATION

10.A

Share Capital

10.B

Memorandum and Articles of Association

10.C

Material Contracts

10.D

Exchange Controls

10.E

Taxation

10.F

Dividends and Paying Agents

10.E

Statement by Experts

10.I

Subsidiary Information

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A-D

Material Modifications to the Rights of Security Holders

14.E

Use of Proceeds

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.

CODE OF ETHICS

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
COMMITTEES

ITEM 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information, within the meaning of Section 21E of the Exchange Act, relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company.  When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions, as they relate to the Company or management, are intended to identify forward-looking statements.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

      risks relating to the Company’s ability to finance the exploration and development of its mineral properties;
      permitting risks relating to the Company’s exploration and development of its mineral properties and business activities;
      risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;
      commodity price fluctuations (particularly gold and silver commodities);
      currency fluctuations;
      risks related to governmental regulations, including environmental regulations;
      risks related to possible reclamation activities on the Company’s properties;
      the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;
      increased competition in the exploration industry;
      the Company’s lack of infrastructure;
      the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document, under the heading “Risk Factors” and elsewhere.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

DEFINITIONS

The following is a glossary of certain terms used in this Annual Report:

“Annual Report”	This Annual Report of the Company on Form 20F
“Board”	The Board of Directors of the Company
“BCBCA”	The Business Corporations Act (British Columbia), the Company’s governing corporate statute
“Common Shares”	The common shares without par value in the capital stock of the Company as the same are constituted on the date hereof
“the Company”	International Tower Hill Mines Ltd.
“g/t”	Grams per metric tonne
“PPB” or “ppb”	Parts per billion
“PPM or “ppm”	Parts per million
“TSXV”	TSX Venture Exchange, Inc.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements as of and for the years ended May 31, 2006, May 31, 2005 and May 31, 2004, together with the notes thereto, which appear elsewhere in annual report.  The Company’s consolidated financial statements as of and for the years ended May 31, 2006, May 31, 2005 and May 31, 2004 have been audited by MacKay LLP, Chartered Accountants.

The Company’s consolidated financial information is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different in some respects from U.S. GAAP.  Reference is made to Note 10 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See “Item 17 Financial Statements”.

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

	Fiscal Years Ended May 31
	2006	2005	2004	2003	2002

Revenue (Interest Income)	$348	$132	$4,519	$7,023	$11,572
Loss from operations	(127,576)	(145,644)	(248,849)	(65,001)	(165,113)
Gain on sale of marketable securities	-	-	-	-	-
Write-down of marketable securities	-	-	-	-	-

Income (loss) for the period [1]	(127,228)	(121,483)	(244,330)	(57,978)	(153,541)
Deficit, beginning of period	(2,541,302)	(2,419,819)	(2,175,489)	(2,117,511)	(1,963,970)
Deficit, end of period [1]	(2,668,530)	(2,541,302)	(2,419,819)	(2,175,489)	(2,117,511)
Income (loss) per share [1]	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)

1

Under United States GAAP, all mineral exploration and development expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  The amounts in the table are expressed under Canadian GAAP, which allows resource exploration and development property expenditures to be deferred during this process.

The weighted average outstanding number of Common Shares used to calculate income (loss) per share for the following fiscal periods are: 9,620,402 for the year ended May 31, 2006, 9,012,183 for the year ended May 31, 2005, 9,012,183 for the year ended May 31, 2004, 9,012,183 for the year ended May 31, 2003, and 9,012,183 for the year ended May 31, 2002.

To date, the Company has not generated any cash flow from its operations to fund ongoing activities and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company believes that it has sufficient financial resources to conduct all of the planned exploration of current mineral property interests and to fund ongoing overhead expenses for the next twelve months.  In the future, the Company may need to raise additional capital through the sale of equity securities to fund further exploration activities.  See “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources”.  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, the Company will reassess alternatives and may be required to abandon one or more of its property interests as a result.

Balance Sheet Data:

	Fiscal Year Ended May 31
	2006	2005	2004	2003	2002
Current Assets [1]	$ 20,415	$ 40,788	$ 192,324	$ 245,894	$ 351,604
Mineral Properties	1,030,316	1,026,512	969,907	1,098,282	1,059,982
Total Assets	1,053,231	1,069,800	1,164,731	1,346,676	1,414,086
Current/Total Liabilities	6,097	95,438	68,886	6,501	15,933
Share capital	3,715,664	3,515,664	3,515,664	3,515,664	3,515,664
Shareholders’ Equity	1,047,134	974,362	1,095,845	1,340,175	1,398,153

1

Under United States GAAP, we would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2002 would be $49,600 (2001 - $37,520) and the unrealised gain (loss) would be posted to shareholders’ equity $12,080 (2001 - $14,070).  In 2002 the unrealised gain would be posted to shareholder equity. The Company disposed of this investment in 2005. Its remaining investment thereafter does not have a quoted market value.

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP.  The effect of these differences on the Company’s financial performance is summarized in the following table.

	May 31	May 31	May 31	May 31	May 31
	2006	2005	2004	2003	2002
Consolidated statement of
operations and deficit
Income (loss) for the year under Canadian GAAP	$ (127,228)	$ (121,483)	$ (244,330)	$ (57,978)	$ (153,541)
Write off of exploration expenses	-	-	100,795	-	49,990
Mineral property exploration and development expenditures, net	(574)	(78,844)	(25,970)	(20,000)	(34,530)

United States GAAP	(127,802)	(200,327)	(169,505)	(77,978)	(138,081)

Gain (loss) per share – US GAAP	(0.02)	(0.02)	(0.02)	(0.01)	(0.015)

Consolidated Balance Sheet
Assets
Mineral Properties
Canadian GAAP	1,030,316	1,026,512	969,907	1,098,282	1,060,550
Mineral property expenditures (cumulative)	(844,325)	(843,751)	(764,907)	(839,732)	(820,300)

United States GAAP	185,991	182,761	205,000	258,550	240,250

Deficit
Canadian GAAP	(2,668,530)	(2,541,302)	(2,419,819)	(2,175,489)	(2,117,511)
Mineral property expenditures (cumulative)	(844,325)	(843,751)	(764,907)	(839,732)	(820,300)
United States GAAP	(3,512,855)	(3,385,053)	(3,184,726)	(3,015,221)	(2,937,811)

Exchange Rate Data

The Company maintains its accounts in Canadian dollars.  The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada.  All references to the dollar herein are to the Canada dollar (Cdn$) unless designated as the United States dollar (US$).

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars.  On December 14, 2006, the exchange rate was US$1.00 per Cdn$1.1565.  The high and low exchange rates for each month during the previous six months were as follows:

	High	Low
November 2006	1.1275	1.1474
October 2006	1.1384	1.1154
September 2006	1.1272	1.1052
August 2006	1.1312	1.1066
July 2006	1.1415	1.1112
June 2006	1.1241	1.0991

The following table expresses the average exchange rate for the last five years.  The average exchange rate is based on the average of the noon rates of exchange on the last day of each month during such periods.

	For Year Ended May 31
	June 1 through December 14, 2006	2006	2005	2004	2003	2002
Rate at end of Period	1.1565	1.1027	1.2512	1.3666	1.3656	1.5275
Average Rate during Period	1.1254	1.1738	1.2689	1.3542	1.5525	1.5682
Low	1.0991	1.0989	1.1775	1.2690	1.3403	1.5102
High	1.1565	1.2578	1.3970	1.4114	1.6050	1.6128

3.B

Capitalization and Indebtedness

Not applicable.

3.C

Reason for the Offer and Use of Proceeds

Not applicable.

3.D

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

Risks Associated with Exploration

The Company has no known reserves on its properties.

The Company has no mineral producing properties and has never generated any revenue from its operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on any of its properties.  The Company may never discover any gold, silver or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.  Finding mineral deposits is dependent on a number of factors, not the least of which are the technical skills of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure and resource markets, as well as factors independent of the attributes of the deposit, such as government regulations and metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations, if any, to be unprofitable in any particular period.

These risks may limit or prevent the Company from making a profit from the exploration and development of its mineral properties and could negatively affect the value of the Company’s equity.

The Company faces risks related to exploration and development, if warranted, of its properties.

The level of profitability of the Company, if any, in future years will depend to a great degree on gold and silver prices and whether any of the Company’s exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company’s existing mineral properties will establish reserves.  Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The Company is subject to the risks normally encountered in the mining industry, such as:

      unusual or unexpected geological formations;
      fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
      power outages and water shortages;
      cave-ins, land slides, and other similar mining hazards;
      labour disruptions and labour disputes;
      inability to obtain suitable or adequate machinery, equipment, or labour;
      liability for pollution or other hazards; and
      other known and unknown risks involved in the operation of mines and the conduct of exploration.

The development of mineral properties is affected by many factors, including, but not limited to: the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of extraction and processing equipment, availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection.  Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue, commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

The Company properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

The Company has not conducted a legal survey of the boundaries of any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt.  The Company’s property may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment, the Company could lose its property rights and may be required to cease its exploration and development activities on the property.

Mineral operations are subject to government regulations.

The Company’s primary exploration properties are located in the State of Alaska.  The federal government of the United States and the State of Alaska regulate mining operations and require mining permits and licenses.  There can be no guarantee that the Company will be able to obtain all necessary permits and approvals from various federal, state, and local government authorities that may be required in order to undertake exploration activities or commence construction or operation of mine facilities on our properties.  Further, there is no guarantee that the federal, state, and local governments will not change the terms and conditions of these permits and licenses, adversely affecting the Company, or that such governments will completely revoke these licenses, terminating the Company’s property rights and requiring the Company to cease exploration and development activities on the property.  If the Company is unable to obtain and maintain any necessary permits, it may be forced to abandon all or a portion of its properties.

Mining operations are subject to a wide range of government regulations including, but not limited to: restrictions on production and production methods, price controls, tax increases, expropriation of property, import and export control, employment laws, worker safety regulations, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

Mineral operations are subject to market forces outside of the Company’s control.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import restrictions applicable to equipment and supplies, export controls and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the profitability of the operation and threaten its continuation.

The mining industry is highly competitive.

The business of the acquisition, exploration, and development of mineral properties is intensely competitive.  The Company will be required to compete, in the future, directly with other corporations that may have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than the Company.  The Company may encounter competition in acquiring mineral properties, hiring mining professionals, obtaining mining resources, such as manpower, drill rigs, and other mining equipment.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.  Increased competition could also affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Environmental Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

The Company’s operations may require additional analysis in the future including environmental and social impact and other related studies.  Certain activities require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

Other Regulatory Requirements

The Company’s activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in our incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and delays in the exploration and development of our properties.

Financing Risks

The Company has a history of losses and no revenues.

The Company is a mineral exploration company without operations and has historically incurred losses.  To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties.  The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations.

Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations.  Although the Company has raised additional private placement financing pursuant to the AngloGold Property Acquisition (see below), these funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain necessary financing.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  The Company may never generate any revenues or achieve profitability.

The Company may require additional capital to meet its capital requirements for future fiscal years.

The Company has raised additional private placement financing pursuant to the AngloGold Property Acquisition (see below), but may not have sufficient financial resources to undertake, all planned acquisition, exploration and development programs.  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that option arrangements will be exercised and the associated funding obtained.   There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Currency fluctuation may affect the Company’s operations and financial stability.

While engaged in the business of exploiting mineral properties, the Company’s operations outside Canada make it subject to foreign currency fluctuation and such fluctuations may adversely effect the Company’s financial positions and results.  Such fluctuations are outside the control of the Company and may be largely unpredictable.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover the Company’s costs.

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

The Company is dependent upon key management employees.

The success of the Company’s operations will depend upon numerous factors, many of which are beyond our control, including (i) our ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) our ability to attract and retain additional key personnel in sales, marketing, technical support and finance.  Currently, the Company is reliant upon the services of Jeffrey A. Pontius (President and Chief Executive Officer) and Russell Myers (Vice-President, Exploration).  Each of these individuals has extensive experience in mineral exploration and is fully familiar with the Company’s properties.  There is presently a significant shortage of qualified geologists and mineral exploration personnel available and, therefore, if either of these individuals left the Company, if would be difficult for the Company to replace them with similarly qualified personnel within a reasonable time, which could result in a significant delay in the Company’s ongoing operations, particularly its mineral exploration programs in Alaska.  These and other factors will require the use of outside suppliers as well as the talents and efforts of our management.  There can be no assurance of success with any or all of these factors on which our operations will depend.  We have relied and may continue to rely, upon consultants and others for operating expertise.

The Company’s growth will require new personnel, which it will be required to recruit, hire, train and retain.

The Company expects significant growth in the number of its employees if it determines that a mine at any of its properties is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management.  Its ability to assimilate new personnel will be critical to our performance.  It will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations. This will be particularly critical in the event the Company decides not to use contract miners at any of its properties. The Company has no assurance that it will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company has limited experience with development stage mining operations.

The Company has limited experience in placing resource properties into production, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available, the necessary expertise when and if we place our resource properties into production.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholder with potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors are also directors, officers or shareholders of other companies.  In particular, Messrs. Van Alphen, Talbot and Kinley and Ms. Ritchie are directors and/or officers of Cardero Resource Corp., a public natural resource exploration company that holds approximately 13.28% of the Common Shares, and Mr. Guenther is an officer of AngloGold Ashanti Americas, Inc., an affiliate of AngloGold Ashanti (U.S.A.) Exploration Inc., (both indirect subsidiaries of AngloGold Ashanti Limited) which holds approximately 19.91% of the Common Shares.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.  The Company’s directors are required by law to act honestly and in good faith with a view to our best interest and to disclose any interest which they many have in any project or opportunity for us.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  In order to avoid the possible conflict of interest which may arise between the directors' duties to us and their duties to the other companies on whose boards they serve, our directors and officers have agreed to the following:

(a)

participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

(b)

no commissions or other extraordinary consideration will be paid to such directors and officers; and

(c)

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to us except on the same or better terms than the basis on which they are offered to third party participants.

Risks Relating to an Investment in the Securities of the Company

Stock market price and volume volatility.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Common Shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Common Shares in Canada, stockholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the stock.

Dilution through the granting of options.

Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, directors and consultants options to purchase its Common Shares as non-cash incentives.  Those options may be granted at exercise prices below those for the Common Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Investors may not be able to enforce their rights against the Company or its directors, controlling persons and officers.

As substantially all of the Company’s assets and its subsidiaries are located outside of Canada, and certain of the directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company and its subsidiaries or the Company’s directors and officers residing outside of Canada.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for the Company to retain or attract officers and directors.

The Company may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations that govern publicly-held companies.  The Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While the Company believes it has adequate internal control over financial reporting, it is required to evaluate its internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.  Any adverse results from such evaluation could result in a loss of investor confidence in the Company’s financial reports and have an adverse effect on the price of the Company’s shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company, as a small business issuer, expects that beginning in its annual report for the year ended May 31, 2008, it will be required to furnish a report by management on its internal controls over financial reporting.  Such report will contain among other matters, an assessment of the effectiveness of the Company’s internal control over financial reporting, including a statement as to whether or not its internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in the Company’s internal control over financial reporting identified by the Company’s management.  Starting with the Company’s annual report for the year ended May 31, 2008, such report must also contain a statement that the Company’s auditors have issued an attestation report on the Company’s management’s assessment of such internal controls.  Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, the Company’s management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

While the Company believes its internal control over financial reporting is effective, the Company cannot be certain that it will be able to complete its evaluation, testing and any required remediation in a timely fashion in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.  During the evaluation and testing process, if the Company identifies one or more material weaknesses in its internal control over financial reporting, it will be unable to assert that such internal control is effective.  If the Company is unable to assert that its internal control over financial reporting is effective as of May 31, 2008 (or if its auditors are unable to attest that its management’s report is fairly stated or they are unable to express an opinion on the effectiveness of its internal controls), the Company could lose investor confidence in the accuracy and completeness of its financial reports, which would have a material adverse effect on its stock price.

Failure to comply with the new rules may make it more difficult for the Company to obtain certain types of insurance, including director and officer liability insurance, and it may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage.  The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board, on committees of the Board, or as executive officers.

The Company may be a passive foreign investment company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in the Common Shares that are U.S. taxpayers should be aware that the Company may be a passive foreign investment company under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a PFIC, generally any gain recognized on the sale of Common Shares and any excess distributions (as specifically defined under “U.S. Federal Income Tax Considerations”), paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayers holding period for Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a Qualified Electing Fund (a “QEF”) election with respect to his or her investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our net capital gain and ordinary earnings (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a mark-to-market election if we are a PFIC and Common Shares are marketable stock (as specifically defined under “U.S. Federal Income Tax Considerations”).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "a penny stock".  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of the Common Shares over the year ended December 31, 2005 was consistently below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The Company does not intend to pay cash dividends and there is no assurance that it will ever declare cash dividends.

The Company intends to retain any future earnings to finance its business and operations and any future growth.  Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

The Company was incorporated pursuant to the Company Act of British Columbia under the name “Ashnola Mining Company Ltd.” on May 26, 1978.  The Company’s name was changed to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed to “International Tower Hill Mines Ltd.” on March 15, 1991.

The Company has two subsidiaries:

(a)

Talon Gold Alaska, Inc., incorporated in Alaska on June 27, 2006, which holds all of the Company’s Alaskan properties (“Talon Alaska”) and is 100% owned by the Company; and

(b)

Talon Gold (US) LLC, a limited liability company formed in Colorado on June 27, 2006 (“Talon LLC”), which carries on all of the Company’s mining operations and is wholly owned by Talon Alaska.

The Common Shares are publicly traded on the TSXV under the trading symbol “ITH”.  The Common Shares also trade on the OTC BB under the trading symbol “ITHMF”, and on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

The Company’s head office is located at Suite 1901 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.  The Company’s head office phone number is 604.683.6332 and its fax number is 604.408.7499.  The Company’s registered and records office and address for service is Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.

Business Objectives

The Company’s principal business carried on and intended to be carried on by us is the acquisition and exploration of natural resource properties.  The Company intends on expending our existing cash resources to carry out exploration on our mineral properties, to pay for administrative costs during the fiscal year ending May 31, 2007, and for working capital.  We may decide to acquire other property interests in addition to mineral property interests currently held by us.

4.B

Business Overview

Since the Company’s inception in 1978, we have been in the business of acquiring, exploring and evaluating interests in mineral properties.  Current property interests are held for the purposes of exploration for precious and base metals.

The Company’s properties in Alaska are in the exploration stage, with no established mineral reserves.  We are presently carrying out or have just completed exploration programs on seven of our properties.  The work programs consist or consisted of surface sampling, diamond drilling, soil and rock chip sampling and geological mapping, for an expected cost of approximately US$4.6 million.

All of the Company’s currently proposed exploration is under the jurisdiction of the State of Alaska.  Low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling do not require any permits.  The State of Alaska requires an APMA (Alaska Placer Mining Application) exploration permit for all substantial surface disturbances such as trenching, road building and drilling.  These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on the environment.  The permitting process for significant disturbances generally requires 30 days for processing and all work must be bonded.  Although the Company has never had an issue with the timely processing of APMA permits there is no assurances that delays in permit approval will not occur.

Due to the northern climate, exploration work is some areas of Alaska can be limited due to excessive snow cover and cold temperatures.  In general, surface sampling work is limited to May through September and surface drilling from March through November, although some locations afford opportunities for year round exploration operations.  Mining is conducted in a number of locations in Alaska on a year round basis, both open pit and underground.

Currently, there are no environmental regulations that impact the Company because it is still in the exploration stage.  Reclamation work, that is, work done to restore the property to its original state, is believed to be minimal because the Company’s operations have virtually no environmental impact.  Any remedial environmental reclamation work consists of slashing underbrush so that wildlife movement is not hampered and basic re-seeding operations.

AngloGold Property Acquisition

Pursuant to the Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended on July 26, 2006 (collectively, the “AngloGold Agreement”) among the Company, AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) and Talon Alaska, the Company acquired all of AngloGold’s interest in a portfolio of seven mineral exploration projects in Alaska (referred to as the Livengood, Coffee Dome, Chisna, Blackshell, Gilles, West Pogo and Caribou properties) (the “Sale Properties”), together with a comprehensive database (with respect to both the Sale Properties and the extensive exploration work carried out by AngloGold in Alaska) and certain personal property (together with the Sale Properties, the “Assets”), in consideration of the issuance to AngloGold of 5,997,295 Common Shares, representing approximately 19.99% of the issued and outstanding Common Shares following the closing of the acquisition and two private placement financings raising an aggregate of $11,479,348.  AngloGold has the right to maintain its percentage equity interest in the Common Shares, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.  As a result of this transaction, AngloGold became an “insider” of the Company pursuant to applicable Canadian securities legislation.

As further consideration for the transfer of the Assets, the Company granted to AngloGold a 90-day right of first offer with respect to the Sale Properties and any additional mineral properties in which we acquire an interest and which interest we propose to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.  In addition, the Company agreed to indemnify AngloGold from and against any liabilities related to the Sale Properties, to assume obligations with respect to all underlying agreements, holding costs, property taxes and government rentals and all permitting and bonding requirements related to the Sale Properties. The Company also agreed to purchase the Sale Properties on an “as is”, where is” basis and to assume responsibility and indemnify AngloGold for all environmental liabilities.

On the closing of the acquisition of the Assets, the Company entered into option/joint venture agreements with AngloGold with respect to two additional mineral projects in Alaska held by AngloGold, referred to as the LMS (61 sq. km.) and Terra (118 sq. km.) properties (the “Optioned Properties”).

With respect to the LMS property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of US$3.0 million within four years, of which we have committed to incur minimum exploration expenditures of US$1.0 million during the 2006 calendar year and, in order to maintain the option, of US$750,000 during the 2007 calendar year.  Upon our having earned our 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US$4.0 million in exploration expenditures over a further two years.

With respect to the Terra property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of US$3.0 million within four years, of which we have committed to incur minimum exploration expenditures of US$500,000 during the 2006 calendar year and, in order to maintain the option, of US$750,000 during the 2007 calendar year.  Upon our having earned our 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US$4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further expenditures or its interest in the property will be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

AngloGold funded the property and exploration program expenditures on the Sale Properties and the Optioned Properties from July 1, 2006 until the closing of the Acquisition on August 4, 2006 and, as required by the AngloGold Agreement, we have reimbursed AngloGold for all such expenditures in the aggregate amount of US$478,093.

To July 1, 2006, AngloGold incurred approximately US$1.4 million in acquisition costs and exploration expenditures on the Sale Properties and approximately US$2.4 million in acquisition costs and exploration expenditures on the Optioned Properties.

For details of the Sale Properties and the Optioned Properties, see Item 4.C - “Property, Plant and Equipment – Alaskan Mineral Properties”.

Private Placements

On August 4, 2006 we completed a non-brokered private placement of 7,999,718 units at a price of $0.56 per unit for gross proceeds of $4,479,842 (approximately US$3.975 million).  Each unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant entitles the holder, on exercise, to purchase an additional common share at a price of $1.00 until August 4, 2008.  Cardero Resource Corp., a public company headquartered in Vancouver, B.C. (“Cardero”), purchased 4,000,000 units in this placement.  As a result of this purchase, Cardero is now an insider of the Company pursuant to applicable Canadian securities laws.

On August 4, 2006 we also completed a brokered private placement of 4,987,483 units and a non-brokered private placement of 612,122 units, for a total of 5,599,605 units, at a price of $1.25 per unit for gross proceeds of $6,999,506 (approximately US$6.21 million).  Each unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at a price of $1.50 until August 4, 2008.  The agent in the brokered placement received a commission of 349,123 units having the same terms as the units in the offering.  In addition, the agent received 498,748 compensation options.  Each compensation option entitles the agent to purchase one common share at a price of $1.30 until August 4, 2008.  The agent was also paid a corporate finance fee of $15,000.

The proceeds from the placements will be used primarily to fund the proposed 2006 and 2007 exploration programs on the Sale Properties and the Optioned Properties (including the reimbursement to AngloGold for expenditures since July 1, 2006), and for working capital.

As of August 31, 2006, the Company had a working capital of approximately US$10.3 million.  Our 2006 exploration programs on all of our properties will cost approximately US$4.6 million.  We have sufficient funding to cover our exploration programs for 2006 and 2007 and to cover our basic administrative costs for a period of twelve months.  If we undertake any additional exploration activities on our properties or acquire additional properties in the future we may have to seek financing, most likely through the issuance of equity securities.

Disposition of Siwash Creek Property

Following the completion of the acquisition from AngloGold, the Company determined that the Siwash Creek Property did not fit with its intended exploration focus on its Alaskan properties and, accordingly, the Company has agreed to transfer its remaining interest in the Siwash Creek property to the existing optionee of the property, Ravencrest Resources Inc. (“Ravencrest”), a public company reporting in British Columbia.  In consideration of the disposition of such interest, Ravencrest will pay the Company a net smelter return royalty equal to 5% of the net smelter returns realized from production on the Siwash Creek property and will assume all risk and responsibility directly or indirectly related to the Siwash Creek property and the operations carried out thereon and all environmental liabilities directly or indirectly in relation thereto as if Ravencrest had owned and operated the property from its inception.

Two of the directors of the Company, Messrs. Anton Drescher and Rowland Perkins, are also directors and/or officers of Ravencrest.  The disposition of the Company’s remaining interest in the Siwash Creek Property to Ravencrest was approved by the independent directors of the Company, and Messrs. Drescher and Perkins did not vote on the resolution.

4.C

Organizational Structure

4.D

Property, Plant and Equipment

The Company’s activities are focused on the exploration of our mineral property interests.  As of the date of this Annual Report, we do not have any material plant and equipment (other than field exploration equipment and two pickup trucks), mines or producing properties.  The Company’s proposed programs are exploratory in nature and all of its properties are without known reserves.

The Company’s principal assets are its interests in unproven mineral claims.  Under Canadian GAAP, option payments and exploration and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the ore body following commencement of production or written off if the property is sold or abandoned.  Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

All of the mineral properties in which the Company has an interest are located in Alaska.  As at November 30, 2006, the Company held interests in 10 mineral properties – the 7 Sale Properties acquired from AngloGold under the AngloGold Agreement, the 2 Optioned Properties held under option from AngloGold, and 1 additional property acquired directly by the Company following the closing of the acquisition from AngloGold.

Alaskan Mineral Properties

The following information with respect to the Livengood, Terra and LMS mineral properties has been taken, in part, from the technical reports on the Livengood, Terra and LMS properties prepared by Paul Klipfel, Ph.D of Mineral Resource Services Inc. (the “report author”) in compliance with the requirements of National Instrument 43-101 “Standards for Disclosure for Mineral Projects”, copies of which have been filed on EDGAR.  National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada's provincial and territorial securities regulators.  Mr. Klipfel is a “qualified person” under National Instrument 43-101.  Mr. Klipfel has reviewed and approved the disclosure in this Annual Report that has been taken from his reports with respect to these properties.

Sale Properties

Livengood

The Livengood property consists of 20 United States Federal unpatented lode mining claims, comprising approximately 161 hectares, held under lease by the Company from two individuals, approximately 1,465 hectares of Alaska State lands held under lease by the Company from the State of Alaska, 169 Alaska state mining claims held under lease from two entities and 22 Alaska State mining claims, comprising approximately 1,425 hectares, held 100% by the Company.

Details of the leases are as follows:

Federal unpatented lode mining claims:  Lease dated April 21, 2003 having a term of 10 years and so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Advance royalties of US$ 50,000 are payable on or before April 21, 2007, and each subsequent anniversary until production commences.  The Company will pay a net smelter return production royalty of 2% or 3% (depending upon the gold price).  The production royalty may be reduced by 1% (to 1% or 2%) upon payment of US$ 1,000,000.  The lease may be terminated at any time upon notice by the Company.

Alaska State Lands:  Lease dated July 1, 2004 having an initial term of 3 years, subject to extension for two periods of 3 years each, and thereafter so long as commercial production from the leased areas continues.  The Company is required to incur work expenditures of US$10 per acre per year in each of the first 3 years, US$20 per acre in each of years 4 to 6, and US$30 per acre in each of years 7 to 9 and pay advance royalties of US$5 per acre per year in the first 3 years, US$15 per acre per year in years 4 to 6, and US$25 per acre per year in years 7 to 9, until commercial production commences.  The Company will pay a net smelter return production royalty of between 2.5% and 5% (depending upon the gold price).  In addition, the Company will pay a net smelter return production royalty of 1% on production from certain land leased by the Company from others and 1% or 0.5% (depending upon the gold price) on certain other land leased from others.  The lease may be terminated by the Company on 90 days notice.

Alaska state mining claims:  Binding Letter of Intent to Lease dated September 11, 2006, which provides for a lease having an initial term of 10 years and so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Lease payments of US$50,000 per year are payable for years 2 to 5 and US$100,000 per year for years 6 to 10.  Work expenditures of US$100,000 in year 1, US$200,000 per year in each of years 2 to 5 and US$300,000 per year in years 6 to 10 are required.  The Company will pay a net smelter return production royalty of 2% to 5% (depending upon the gold price).  The interest of the lessors (including the production royalty) may be purchased at any time for US$ 10,000,000.  The lease may be terminated at any time upon 30 days notice by the Company.

The Livengood property is located approximately 120 kilometres northwest of Fairbanks, Alaska in the Tolovana mining district within the Tintina Gold Belt.  The property straddles the paved Elliot Highway.

The area of interest at Livengood is centered on a hill named Money Knob.  The property has been prospected and explored by several companies and private individuals since the 1970s.  Past exploration data is not available except from the most recent work conducted by AngloGold.  Geochemical surveys by AngloGold in 2003 and 2004 outlined an approximately 1.6 x 0.6 kilometre area with anomalous gold in soil.  Furthermore, scattered anomalous samples occur along strike to the northeast and southwest for an additional 2.0 and 1.6 kilometres, respectively.  Subsequently, a campaign of eight reverse circulation drill holes was conducted in 2003 and a further 4 diamond core holes were drilled in 2004.  Favourable results from these holes include wide intervals of gold mineralization (Hole BAF-7: 133.5 metres @ 1.10 g/t gold and Hole MK-04-03: 100.58 metres @ 0.5 g/t gold).  On the basis of results to the date of the report, the report author concurs that the property merits additional exploration in order to test for the presence of a bulk tonnage gold deposit.

Mineralization consists of gold in multiple stages of quartz veins associated with variable amounts of pyrite, arsenopyrite, stibnite, and minor to trace amounts of other sulfides.  Vein and disseminated mineralization are spatially and possibly genetically associated with dikes and sills of monzonite, diorite, and syenite composition.  The surrounding host rocks consist of a three, thrust-bounded assemblages.  Lowest is the Late Proterozoic – early Paleozoic Amy Creek assemblage of basalt and sediments.  It is structurally overlain by a Cambrian ophiolite sequence which in turn is overlain by Devonian shale, siltstone and carbonate.  The entire package was intruded at 90-93 million years ago, an age consistent with gold mineralization throughout the Tintina Gold Belt.

The report author concludes that sufficient evidence is present to justify an exploration program that tests for the existence of a large, bulk tonnage gold deposit beneath and within the vicinity of Money Knob.

Based upon the extent of the soil anomaly, wide mineralized intercepts in drill holes, and the position of the area as the source for a substantial placer gold deposit, the report author recommended a US$610,000 program consisting of exploration of the Money Knob area consisting of sampling, mapping, trenching, and structural analysis, followed by approximately 2,000 metres of drilling, with the aim of testing the area for a northeast trending zone(s) of mineralization as indicated by the trend of anomalous gold in soil samples.  Secondary targets include low angle favourable volcanic beds and/or structures and possible structural splays from the northeast trending zone.  Initial drilling would be aimed at defining the extent of mineralization and its structural orientation, while later phases of drilling would be at a density to enable reliable correlation of mineralization along and across strike of any mineralized zones defined.  In addition, mineralogical and metallurgical characterization studies were recommended to ascertain the nature of gold and how it occurs in the project area.

Since the acquisition of the project from AngloGold, the Company has proceeded with the recommended program, and in September 2006, the Company commenced a 2000 meter core drilling program designed to test higher grade areas within the bulk tonnage target.  The initial phase of this drilling has been completed, and the Company is awaiting assay results, which it anticipates will be received in late January/early February, 2007.  The second phase of this program will be completed in March and April of 2007.  The estimated cost of the 2006-2007 work programs at the Livengood property is approximately US$ 800,000.

Chisna

The Chisna property consists of approximately 470 Alaska State mining claims (approximately 250 square kilometres) located in the Fairbanks Recording District in the eastern Alaska Range and owned 100% by the Company.

During the 2006 field season, the Company carried out a reconnaissance scale geochemical sampling program.  Reconnaissance scale geochemical sampling from a number of highly altered zones has defined a large open-ended target area, covering approximately 25 square kilometres, within which anomalous copper, gold and silver values occur.  A total of 73 rock samples collected from this area averaged 0.19% copper, 0.33 g/t gold and 2.8 g/t silver, with 21 of these samples exceeding 200 ppm copper and averaging 0.6% copper, 1.06 g/t gold and 8.2 g/t silver.  The range of the 21 samples was from 3ppm to 3.7% copper and 2 ppb to 12.2 g/t gold, with high values of 3.7% copper, 0.03g/t gold and 46.7 g/t silver and 0.75% copper, 12.2 g/t gold and 6.5 g/t silver.

The average values from all of the soil samples taken on the project by the Company (87 samples covering three areas approximately 3.5 kilometres apart) equalled 230 ppm copper, 31 ppb gold and 0.5 ppm silver, with a range of from 31 to 1,955 ppm copper, 2 to 255 ppb gold and 0.1 to 2.4 ppm silver.  Regional silt sampling results from 90 samples covering a much larger area along the mineralized trend returned average values of 182 ppm copper, 20 ppb gold, 0.4 ppm silver and 253 ppm zinc, with a range of from 43 to 804 ppm copper, 2 to 145 ppb gold, 0.1 to 2.5ppm silver and 66 to 6,850 ppm zinc.  Preliminary reconnaissance scale geologic work indicates the copper-gold-silver mineralization at the Chisna property is multiphase and may be related to a large, volcanic hosted, high sulfidation system consistent with those found around copper-gold porphyry systems.

The copper-gold-silver mineralization on the Chisna project is hosted in the Mankomen volcanic/sedimentary group which underlies the Tetelna volcanic group.  The Chisna area has produced approximately 180,000 ounces of gold from placer deposits which drain the target area and has only had a limited amount of historic hard rock exploration.  One historic drill hole was found on the property within one of the alteration zones, but no data is available.  The currently defined copper-gold-silver target is related to widespread silica-pyrite alteration zones hosted within the volcanic sequence.  The high copper zones contain abundant chalcopyrite and appear associated with an early mineralizing event, whereas higher gold values may be related to a later event.  A possible porphyry affinity is suggested by the presence of a base metal veined intrusive and the general alteration-geochemical association sample results.  The belt has never been systematically explored with modern exploration techniques.

The core target area and regional potential of the Chisna property will be evaluated in 2007 with a multiphase surface mapping-sampling and airborne geophysical program budgeted to cost approximately US$300,000.

Blackshell

The Blackshell Property consists of 35 Alaska state mining claims (approximately 2,265 hectares) located in the Tintina Gold belt, 97 kilometres southeast of Fairbanks, Alaska and held 100% by the Company.  The property is situated approximately 30 kilometres from an all weather paved road.  The mineralization at Blackshell was discovered during an aggressive large regional stream sediment survey conducted by AngloGold in 2005.  The program identified a number of late intrusions that are anomalous in bismuth and arsenic.  The granite that hosts mineralization is one of several younger granites that intrude a basement of Paleozoic sediments and metasediments and is believed to be of a similar age as the Fort Knox intrusions.

The Company’s 2006 exploration program on the Blackshell property consisted of soil and rock chip sampling, in conjunction with geologic mapping, to further define the extent of the previously identified mineralization, at an estimated cost of approximately US$100,000.

The results of the 2006 program indicate that the gold mineralization seen to date is hosted almost entirely within a porphyritic biotite-granite intrusion with several distinct textural phases.  Gold bearing quartz veins have been found over an area of 2 square kilometres.  Soil sampling and geological mapping have defined a core area of anomalous gold and sericitic alteration associated with a quartz-feldspar porphyry.  Several styles of mineralization are present, including gold, molybdenum, and tungsten bearing veins and gold, copper, and tungsten mineralization associated with intense sulphidation in surrounding hornfels wall rock.

Two distinct styles of gold mineralization are present, one associated with higher temperature veins and one associated with silicification and lower temperature quartz (Table 1, sample 801639).  There is a very strong correlation between gold and bismuth in the higher temperature veins (Table 1).  The association of the gold mineralization and the late stage quartz-feldspar porphyry is a key factor in focusing the mineral system.

Table 1: Rock assay results from Blackshell (illustrating strong gold-bismuth association)

Sample #	Type	Alteration	Gold (g/t)	Bismuth (ppm)	Arsenic (ppm)	Silver (g/t)	Tellurium (ppm)	Tungsten (ppm)	Copper (ppm)
RK801639	Breccia Qtz	silicification	3.82	3	111	0.76	0.03	7	11
RK800277	Qtz-Aspy-Py	sericitization	2.05	383	1060	14.10	2.65	730	4
RK610519	Qtz	sericitization	1.78	271	538	5.06	2.26	23	6
RK801824	Hornfels	Pyrite	1.70	282	1480	1.84	1.56	4570	2720
RK610599	Qtz-MoS2	sericitization	1.64	283	591	4.46	2.15	530	16

Coffee Dome

The Coffee Dome property consists of 65 Alaska State mining claims, comprising approximately 2,990 hectares, of which 59 are owned 100% by the Company and 6 are held under lease from an individual.  The lease is dated August 11, 2005 and has an initial term of 20 years and for so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Advance minimum royalties of US$ 50,000 are payable on or before August 11, 2007, and each subsequent anniversary until production commences.  The Company is required to pay the lessor US$500,000 upon the Company making a positive production decision.  The Company will pay a net smelter return production royalty of between 0.5% and 5% (depending upon the gold price) with respect to the leased lands and between 1% and 3% on certain lands within a defined area of interest surrounding the leased lands.  The production royalty may be reduced by 1% upon payment of US$ 4,000,000 or by 0.25% (with respect to certain of the area of interest lands) upon payment of US$ 2,000,000.  The lease may be terminated at any time upon notice by the Company.

The Company’s 2006 exploration program on the Coffee Dome property consisted of additional surface sampling to define drill targets.  The program has been completed, and results are pending.  The estimated cost of the 2006 program is approximately US$ 75,000.

Gilles

The Gilles property consists of 48 Alaska State mining claims, comprising approximately 3,103 hectares, and is located 30 kilometres north of Delta Junction, Alaska.  The property is owned 100% by the Company.  Previous work by AngloGold focussed on soil sampling and geophysical data analysis that has defined a gold and trace element anomaly.

The 2006 exploration program on the Gilles property consisted of additional surface sampling to refine drill targets at an estimated cost of approximately US$50,000.  The program has been completed and results are pending.

West Pogo (WPX)

The West Pogo property consists of 96 Alaska State mining claims, comprising approximately 1,940 hectares, owned 100% by the Company.  The property was discovered in 2002 during a ridge and spur soil sampling campaign and is located 50 kilometres north of Delta Junction, Alaska, on the western boundary of the Teck – Summitomo Pogo joint venture property.  The Pogo mine road passes through the property.  Previous work by AngloGold was limited to a widely spaced soil survey and drilling of one “wildcat” hole, which was weakly anomalous (1.3 metres of 0.6 g/t gold).

During the 2006 field season, the Company carried out a program of follow-up soil sampling to expand and infill the existing wide spaced grid.  The results from this survey have expanded the existing gold and trace element anomaly to the west.  The estimated cost of the 2006 program at West Pogo is US$20,000.

Caribou

The Caribou property consists of 767 hectares of Alaska State lands held by the Company under a 3-year renewable mineral lease from the State of Alaska.  The property is located 75 kilometres north of Delta Junction, Alaska.  Previous work by AngloGold focussed on soil and rock chip sampling, which identified a strong zone of alteration and mineralization, with gold values up to 2.0 g/t.  Work carried out by the Company on the property in 2006 did not produce encouraging results, and the Company is presently seeking a joint venture partner.  If such a partner cannot be located before the spring of 2007, it is likely that the Company will elect to terminate the lease and return the property to the owner.

Optioned Properties

LMS

The LMS property consists of 92 Alaska State mining claims, comprising approximately 5,950 hectares, and is located 25 kilometres north of Delta Junction, Alaska and 125 km southeast of Fairbanks, Alaska in the Goodpaster district.  The property is owned 100% by AngloGold, subject to the option held by the Company (see Item 4.B “Business Overview – AngloGold Property Acquisition”).

This part of the Goodpaster district has seen no known previous exploration prior to regional reconnaissance surface sampling by AngloGold in 2004.  Discovery of a gold-bearing outcrop (6.2 g/t gold) led to further sampling and drilling by AngloGold in 2005 at the Camp Zone which delineated a planar zone of mineralization that has been defined to a down-dip depth of 300 metres.  This feature is situated at the southeast end of a 6 kilometre long, northwest-trending zone of aligned surface geochemical samples containing anomalous gold and arsenic and lesser silver and copper.  Rocks within the LMS project area lie within the Yukon-Tanana Terrane, a structurally complex, composite terrane that was accreted to North America in the mid to late Cretaceous period.  Among the diverse suites of rocks in this terrane, those underlying the project area (schist, gneiss, quartzite, and phyllite) are similar in composition and structural character to the host rocks at Pogo.

Mineralization in this region is believed to be intrusion-related.  The observations of the report author are consistent with this interpretation, even though no intrusive rocks have been identified on the LMS property.  Fluids derived from an intrusion at depth or at a distance laterally can migrate along structures to produce the observed veins and gold mineralization.

The report author concluded that sufficient evidence is present to justify a continued exploration program that tests for the existence of a large, bulk tonnage gold deposit beneath the LMS property.

The report’s author noted that, as at the date of his report, exploration of the LMS property is at a relatively early stage with discovery and identification of a silicified and vein zone extending from the surface to greater than 300 metres down dip.  He recommended that exploration of the LMS property continue with a US$1,033,000 program of drilling, sampling, and structural analysis, including 3,000 metres of diamond drilling and 150 deep auger samples.  The aim of the program was to test the extent of known gold mineralization through drilling, to characterize and explore newly discovered anomalous areas to the northwest, and to continue to conduct soil sampling throughout the property to better define the anomalous zone.

Following the execution of the option agreement with AngloGold on August 4, 2006, the Company continued with the ongoing exploration program commenced by AngloGold, including the follow-up drill program.  Results from this follow-up program have expanded the original Camp Zone area of mineralization along strike, at depth and laterally.

The current phase of drilling has extended mineralization at the Camp Zone approximately 500 meters along strike, over 200 metres in width and to a depth of at least 300 metres.  The Camp Zone is only one of 6 currently defined surface soil anomalies occurring along a 6 kilometre long gold mineralized trend at the property.

The most recent intercepts at the property define a high-grade mineralized zone occurring within a thrusted, faulted and folded block of schist and gneiss units.  To date, a total of 33 drill holes (7400 metres) have been completed on the LMS property, of which 21 holes (4,800 metres) have tested the Camp Zone.  Significant intercepts include 2.8 metres @ 29.1 g/t gold in Hole LM-06-21, 4 metres @ 11.8 g/t gold in Hole LM-06-26 and 1.8 metres @ 706.8 g/t gold (including 0.8 metres @ 1540 g/t) in Hole LM-05-29.  Highlights of results from the 2005 drilling and the first 11 holes drilled in 2006 are shown in Table 1.

Table 1

Significant Intercepts from 2005 (LM-05) and 2006 (LM-06) LMS Drilling

Hole ID	TD (m)	From (m)	To (m)	Width (m)	Grade (g/t Au)	Area
LM-05-01	91.4	1.5	32	30.48	1.1	Camp Zone
	includes	3.1	7.6	4.6	4.1
	includes	9.14	15.2	6.1	1.3
LM-05-02	109.7	7.62	12.2	4.6	1.1	Camp Zone
		25.91	29.0	3.1	3.8
	includes	25.91	27.4	1.5	7.3
LM-05-03	91.4	13.72	16.8	3.0	1.5	Camp Zone, South
LM-05-04	91.4		None			Recon Target
LM-05-05	91.4		None			Recon Target
LM-05-06	91.4		None			Recon Target
LM-05-07	121.9	19.8	45.7	25.9	1.2	Camp Zone
	includes	27.4	35.1	7.6	2.5
LM-05-08	91.4		None			Recon Target
LM-05-09	91.4		None			Recon Target
LM-05-10	91.4		None			Recon Target
LM-05-11	261.0	109.7	125.1	15.4	3.4	Camp Zone
	includes	109.7	113.5	3.8	1.4
	includes	121.9	125.1	3.2	13.7
		140.7	142.7	2.0	1.8
LM-05-12	264.6	143.0	146.3	3.4	21.5	Camp Zone
	includes	144.2	146.3	2.1	32.4
		158.8	159.7	0.9	1.7
		171.8	173.3	1.5	49.3
LM-05-13	244.5	46.6	51.2	4.6	4.0	Camp Zone
	includes	46.6	48.2	1.5	5.2
		53.8	56.4	2.6	2.1
		67.1	68.6	1.5	1.2
LM-05-14	154.8	61.3	62.8	1.5	1.8	Camp Zone
		69.0	70.5	1.5	1.1
		96.9	99.8	2.9	1.7
LM-05-15	268.8	78.0	78.8	0.8	2.0	Camp Zone, South
LM-05-16	244.6	105.2	109.4	4.2	2.0	Camp Zone, North
LM-05-17	241.8	57.9	58.6	0.7	1.8	Camp Zone, North
		95.8	96.3	0.5	1.3
		137.5	139.0	1.5	2.5
LM-06-18	291.1		None			Recon Target
LM-06-19	86.9		None			Water Well Hole
LM-06-20	85.3		None			Water Well Hole
LM-06-21	335	165.7	166.0	0.3	4.1	Camp Zone
		213.6	215.3	1.7	2.1
	includes	213.6	214.2	0.6	3.6
	includes	215.0	215.3	0.3	3.3
		227.4	228.0	0.6	3.4
		233.6	234.2	0.6	1.3
		242.6	243.3	0.7	3.0
		258.2	258.5	0.4	2.7
		262.3	262.6	0.3	1.1
		279.2	280.9	1.7	2.8
	includes	279.2	279.5	0.3	10.0
		279.5	280.9	1.4	1.3
		295.7	297.2	1.5	5.1
	includes	295.7	296.2	0.5	13.0
	includes	296.9	297.2	0.4	3.6
		299.9	302.7	2.8	29.1
	includes	299.9	301.6	1.7	1.9
	includes	302.1	302.7	0.7	117.0
		308.8	309.4	0.6	24.0
LM-06-22	435.3	282.6	282.9	0.2	5.1	Camp Zone
		296.8	297.2	0.4	6.8
		326.9	327.1	0.2	5.0
LM-06-23	390.5	118.6	119.8	1.2	4.3	Camp Zone
	includes	118.6	119.1	0.5	8.6
		350.3	351.1	0.8	2.0
		365.0	365.9	0.9	1.1
LM-06-24	490.3	175.9	178.7	2.8	7.4	Camp Zone
	includes	175.9	176.6	0.8	15.4
	includes	178.0	178.5	0.5	13.1
		179.5	180.3	0.8	9.6
	includes	179.5	179.8	0.2	17.2
		245.9	246.6	0.7	1.4
		251.2	251.8	0.6	1.7
		286.1	286.5	0.4	2.9
		416.8	417.4	0.6	1.3
		474.4	474.8	0.4	1.0
LM-06-25	In Progress					Camp Zone
LM-06-26	386.2	117.4	118.1	0.7	1.3	Camp Zone, NW
		225.9	227.1	1.2	7.5
		237.7	238.8	1.0	2.0
		267.3	267.9	0.6	4.0
		269.8	272.2	2.4	4.9
		282.2	286.2	4.0	11.8
	includes	282.2	283.7	1.4	27.7
	includes	285.6	286.2	0.6	10.0
		296.6	297.2	0.6	1.1
		306.0	306.8	0.8	7.0
		320.7	321.1	0.4	1.6
		380.3	380.9	0.6	22.3
LM-06-27	172.5	Lost Hole	None			Camp Zone, East
LM-06-28	454.2		None			Recon Target
LM-06-29	465.4	153.5	158.6	5.1	10.1	Camp Zone
	includes	153.5	154.8	1.3	32.8
		167.9	168.5	0.6	4.0
		182.1	183.9	1.8	706.8
	includes	182.1	182.9	0.8	1540.0
	includes	183.5	183.9	0.4	10.4
		375.2	375.5	0.3	2.3
		392.8	393.6	0.8	2.4
		435.3	435.8	0.5	4.9
		452.1	453.6	1.5	1.9

High-grade gold mineralization at the LMS property commonly occurs in late stage quartz stockwork veins hosted within brecciated siliceous graphitic horizons in schist and gneiss units which are parallel to a thrust contact.  These stockwork zones appear to be related to a west-northwest trend of mineralization which is currently open to the east, west and at depth.  Native gold is common within the high-grade zones, often exceeding values of 10g/t gold.

The Company also carried out additional drilling (three holes) on two new soil anomalies to the north and south of the Camp Zone, but results have not been encouraging and only weak mineralization was encountered.  A total of 200 additional soil auger samples have also been taken, and results are pending.

Terra

The Terra property consists of 177 Alaska State mining claims, comprising approximately 11,461 hectares, and is located 200 kilometres west of Anchorage along the southwest portion of the Alaska Range in the Hartman District.  172 of the mining claims are owned 100% by AngloGold, while 5 are held under lease from an individual, in each case subject to the option held by the Company (see Item 4.B “Business Overview – AngloGold Property Acquisition”).  The lease is dated March 22, 2005 and has an initial term of 10 years and so long thereafter as AngloGold pays the required minimum royalties.  Minimum royalties are payable as follows: US$50,000 on or before March 22, 2007, US$75,000 on or before March 22, 2008, US$100,000 on or before March 22, 2009 and each subsequent anniversary until March 22, 2015 and US$125,000 on each subsequent anniversary thereafter.  The Company will pay a net smelter return production royalty of 3% or 4% on gold and silver (depending upon the gold price) and 4% on all other minerals.  The production royalty may be reduced by 1% (to 2% or 4%) upon payment of US$1,000,000 and by a further 1% (to 1% or 2%) upon payment of an additional US$3,000,000.  The lease may be terminated at any time upon notice by the Company.

The Company has recently staked an additional 22 Alaska State mining claims on the south-west side of the main Terra property claim block and, as required by the applicable option agreement, has requested Anglo to elect whether such claims are to become part of the Terra property subject to the option held by the Company, or are to be held 100% by the Company, free of any interest of AngloGold.

The property is centered on a series of gold-bearing bonanza quartz veins.  AngloGold drilled 12 diamond core holes in 2005 to test the subsurface continuity of outcropping veins.  In two zones, drill holes intersected high grade veins and numerous gold-bearing smaller veins.  In the third zone, no veins were intersected indicating that fold and/or fault controls exist that need to be resolved.  Samples of vein material from outcrop and drill core contain up to several hundred ppm gold (the highest being 960 ppm), although most samples contain more modest values.

At this early stage of exploration, outcropping veins and drill hole intercepts indicate that the veins can be continuous for more than 100 metres along strike and 250 metres down dip.  More drilling is required to assess further continuity.  Lesser veins also occur to form vein zones.  These veins are banded and exhibit relict open-space-fill dog-tooth textures.  These textures are now diffuse, suggesting that there has been minor recrystallization.  Veins are interpreted to have formed in the transition between mesothermal and epithermal settings.

Veins occur primarily in a ±150 metres wide, subvertical diorite “dike” that is interpreted to be part of the Hartman intrusive suite.  The dike intrudes Jurassic to Cretaceous Kahiltna Terrane sedimentary rocks consisting of shale, phyllite, siltstone, and minor conglomerate and carbonate.  The sedimentary host rocks have undergone multiple stages of deformation prior to intrusion, with the principle deformation being a fold-thrust style.  The host intrusive rocks are late Cretaceous age (approximately 70 million years ago) diorite to quartz monzonite.  This intrusive age and composition is the same as that for other intrusive-related gold deposits in Alaska.

Reconnaissance sampling and mapping has identified three other areas on the Terra property with anomalous gold in rock, soil, and stream sediment samples.  The report author believes two areas probably consist of more bonanza veins.  The third area is unusual, and is a large (tectonic) breccia zone in which breccia fragments are set in a matrix of tan carbonate.  Samples of this material contain up to 5 g/t Au, but it is unclear whether the gold lies in the matrix or in the breccia fragments.

The report author recommended a US$750,000 work program, consisting of drilling to better define the strike and dip extent of known veins and to evaluate the three other, newly discovered anomalous areas, expanded reconnaissance prospecting and sampling, and further work to evaluate the structural architecture of this area.

Following the execution of the option agreement with AngloGold on August 4, 2006, the Company continued with the ongoing exploration program commenced by AngloGold.

The Company expanded the surface prospecting program at Terra to cover the full 8 kilometre strike length of the system and, as a result, has identified new vein systems which have returned a number of high-grade gold values.  In addition, the Company conducted a limited drilling program on the extension of the “Ben Vein” (the focus of the 2005 drilling campaign) which returned high-grade intervals from both holes drilled on the 150 metre step out.  The Ben Vein system has now been intersected in all eight holes drilled along the greater than 250 metres of strike length and 250 metres down dip and it remains completely open.  Results from the six holes drilled in 2005 and the two holes drilled in 2006 indicate the Ben Vein system has good continuity of grade and appears to be expanding in width to the northwest, as shown by the last hole which intersected 4.2 metres averaging 22.4 g/t gold.

During the surface mapping and sampling program in 2006, the Company collected 136 rock and rock chip channel samples from the Terra project, which ranged in values from less than 2 ppb to 130 g/t gold (average value for all 136 rock samples is 6.8 g/t gold and 33.7 g/t silver).  This work has now defined 4 main zones of veining in the core Terra target area, as well as a new zone of veining 4 kilometres to the south in the Ice Vein area (13 samples averaging 24.8 g/t gold and 170 g/t silver with a high chip sample of 0.5 metres @ 72.3 g/t gold and 453 g/t silver).  Each of these five vein zones has multiple high-grade veins that are intimately associated with the Terra Diorite.  The grades in each are comparable to those found in the Ben Vein zone, which has averaged in the drilling, over a minimum true width of 1 metre, approximately 25 g/t gold (gold values ranging from 6 g/t to 136 g/t).  Structural studies indicate that all of the veins have a common north-northwest to north-south trend with variable westerly dips.  In addition, a new blind vein was discovered in the 2006 drilling (1.65 metres @ 13.9 g/t gold), which increases the tonnage potential of the system.

The Company’s proposed 2007 work program at the Terra property will include approximately 50 metre spaced drilling along 350 metres of strike length and 300 metres down dip on the Ben Vein system to evaluate the grade and continuity of this potentially large, high-grade deposit.  In addition, the Company plans to test two of the other vein systems to asses their potential to develop similar systems.  The proposed 2007 work program has an estimated budget of US$2,000,000.

Additional Properties

West Tanana

The West Tanana project consists of 51,792 acres held under lease from Doyon, Limited, an Alaskan Native Regional Corporation, located 250 kilometres west of Fairbanks, Alaska.  The project has barge access, via the Yukon River, to a road network developed for historic placer gold mining.

The agreement with Doyon is a two stage Exploration Option/Mining Lease dated August 14, 2006, whereby the Company has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to 3 leases totalling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.The terms of the exploration option agreement are confidential.

The project area has been historically mined for placer gold (unknown production).  The property was partially explored in the 1990’s using geochemistry and limited trenching but was never drill tested.  Rock sampling from this initial work returned several gold values in excess of 5 g/t with a high of 17.6 g/t gold over 0.5 metres.  This bedrock mineralization has only been exposed at one location at West Tanana due to its limited exploration history and extensive cover.  The West Tanana property contains a number of significant gold and ‘pathfinder’ trace element soil anomalies which have never been drill tested.  The best developed target to date, known as the Monday Creek soil anomaly, covers an area of roughly 1.5 kilometres x 1 kilometre and is open in all directions.  Data provided by Doyon on ‘historical’ trenching conducted in the 1990’s referenced a pair of 0.5 metre wide, north-east trending shears with vein quartz and silicified schist.

The geologic setting on the West Tanana property is similar to that in the Goodpaster District which hosts the LMS property.  The target is underlain by a thick sequence of metamorphic rocks which have been intruded by a batholith to the north equivalent in age to the main stage Tintina gold event (approximately 100 million years ago).  The area is bounded to the south by the Kaltag Fault zone, a major terrane bounding structure.

Following the execution of the Doyon agreement, the Company collected 480 new soil samples, the data from which have significantly increased the size and intensity of the bulk tonnage gold target.  The soil sampling program has highlighted an area of strong gold mineralization, roughly one kilometre in diameter, confirming the historic data provided to the Company from the Doyon proprietary database.  Within this zone there appear to be a series of north-northeast trending structures which host the gold mineralization.  The anomaly is still open to the southwest and north beyond the extent of the current sampling grid.

Analysis of the multi-element data from the soil survey indicates a multistage geochemical association with gold primarily associated with gold-arsenic-tellurium.  The presence of bismuth, tellurium and gold together with low antimony suggests that the mineralization could be related to a proximal magmatic hydrothermal system.  Trench TR-10-02-01, approximately 200 metres northwest of the historical placer mine, exposed northeast trending, flat lying high-grade quartz veins dipping to the northwest.  Other gold mineralized rocks have been found in float and in trench TR-09-28-03 along the schist-quartzite contact.

Historical Trench & Rock Results (Au>5g/t)

Sample	Location	Gold (ppm)	Silver (ppm)	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)	Copper (ppm)	Lead (ppm)	Zinc (ppm)	Antimony (ppm)
917586	TR-10-02-01	17.6	11.8	10000	96	3.95	11	716	102	30
917584	TR-10-02-01	8.3	0.2	10000	14	1.15	9	132	142	35
917585	TR-10-02-01	5.7	1	10000	26	1.4	19	142	110	15
917238	TR-09-28-03	5.7	-0.2	850	2	-0.05	9	6	30	-2
70010	Float	12.0	5.6	374	-2		35	2	14	-2
917524	Float	9.3	-0.2	-5	6		5	-2	10	-2

The Company has completed the minimum required 2006 work program.  Based on these results, the Company is proposing a work program for 2007 that will consist of drilling a series of core holes to test both the anomaly adjacent to Monday Creek and the mineralization along the schist-quartzite contact to the west of Monday Creek, together with continued district scale exploration will continue to evaluate a number of other anomalous areas within the system.  The estimated budget for this program is US$700,000.

Ongoing Reconnaissance Exploration Work

In addition to work programs on its existing properties, during the 2006 field season the Company carried out a program of regional reconnaissance prospecting based, in part, upon its extensive regional exploration database, and has identified a number of additional properties that it will likely consider staking (if open) or negotiating to option or lease (if held by third parties).

Qualified Person and Quality Control/Quality Assurance

The 2006 work programs at the Company’s mineral properties were designed and supervised by Jeffrey A. Pontius, the President and Chief Executive Officer of the Company and/or Dr. Russell Myers, Vice President of Exploration of the Company, who is/are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples (including core, which is photographed prior to preparing the split core) which samples are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company’s current property interests are held for the purposes of exploration for precious metals and diamonds.

For the year ended May 31, 2006, the Company reported interest income of $348 as compared to $132 for the year ended May 31, 2005.  For the year ended May 31, 2006, the Company had a net loss of $127,228 as compared to a net loss of $121,483 for the year ended May 31, 2005, for a nominal increase of $5,745.  The increased net losses in 2006 was primarily due to the recovery of exploration expense-permit fees and a gain on sale of marketable securities in fiscal 2005, which is offset by a decrease in mineral property due diligence of $20,881 in 2006, compared to $45,286 for fiscal 2005.

For the year ended May 31, 2005, the Company reported interest income of $132 as compared to $4,519 for the year ended May 31, 2004.  The decrease in interest income is a result of lower interest being earned on cash and cash equivalents and a decrease in cash on hand.  For the year ended May 31, 2005, the Company had net losses of $121,483 as compared to net losses of $244,330 for the year ended May 31, 2004.   The increased net loss in 2004 was primarily due the write down of deferred exploration expenses for three natural resource properties.

During the fiscal year ended May 31, 2006 and the year ended May 31, 2005, no share purchase warrants or stock options were exercised.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2006 consisted primarily of management fees, mineral property due diligence costs, rent, office and miscellaneous, professional fees, stock exchange and filing fees and transfer agent fees and other expenses that support our daily operations.  General and Administrative expenses for the year ended May 31, 2006 were $127,576, being a decrease of $18,068 compared to General and Administrative expenses of $145,644 during the fiscal year ended May 31, 2005.  The majority of the decrease in General and Administrative costs was due to decreased mineral property due diligence expenses of $20,881, compared to $45,286 for fiscal 2005.  Management fees of $60,000 and rent of $7,200 were unchanged from 2005.  Other expenses incurred include professional fees of $18,635 (2005 - $16,360), stock exchange and filing fees of $11,529 (2005 - $7,504), transfer agent fees of $4,428 (2005 - $4,455), office and miscellaneous of $3,338 (2005 - $3,151), and travel and promotion of $1,565 (2005 - $1,688).  During fiscal 2005 the Company recovered exploration expense and permit fees in the sum of $14,889 and had a gain of $9,140 on the sale of marketable securities.

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

5.A

Operating Results

During the year ended May 31, 2006, mineral property costs decreased by $78,270 to $574, as compared to exploration and developments costs of $78,844 for the year ended May 31, 2005.

During the year ended May 31, 2005, mineral property costs increased by $52,874 to $78,844, as compared to exploration and developments costs of $25,970 for the year ended May 31, 2004.

The two material differences between Canadian GAAP and United States GAAP that are applicable to our financial results are as follows: (i) Under U.S. GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process; and (ii) Under U.S. GAAP, the marketable securities are carried at market with an adjustment to shareholders equity as they are held for resale.

Siwash Creek Property – British Columbia

For the year ended May 31, 2006, costs related to the Siwash Creek Property were $3,804 for assay, sampling and lease costs, compared to costs of $111,316 for the year ended May 31, 2005, which were offset by a tax credit receivable of $19,711 and cost recovery of $35,000.

For the year ended May 31, 2005, costs related to the Siwash Creek Property were $111,316, consisting of lease costs of $12,761 and geological and consulting of $19,244, preparation of a geological assessment report $17,565, as well as drilling of $51,502, assay and sampling of $3,120 and miscellaneous costs of $7,574, which were offset by a tax credit receivable of $19,711 and cost recovery of $35,000, compared to drilling and miscellaneous costs of $32,119 for the year ended May 31, 2004, offset by a tax credit receivable of $6,149.

5.B

Liquidity and Capital Resources

At May 31, 2006, the Company reported cash and cash equivalents of $6,695, compared to $7,711 for the year ended May 31, 2005, for a nominal decrease of $1,106.  The Company has historically satisfied its cash requirements by issuing equity securities.

At May 31, 2005, the Company reported cash and cash equivalents of $7,711, compared to $111,180 for the year ended May 31, 2004.  The decrease of $103,469 was for operating expenses used during the year ended May 31, 2005.  The Company’s unused sources of liquidity arise from unallocated working capital.  The Company has historically satisfied its cash requirements by issuing equity securities.

The Company did not carry out any exploration work on the Chinchaga Property, the Torngat Property or the Fort Vermillion Property and all of these properties have been returned to their owners or abandoned.  All deferred costs related to the Chinchaga Property and the Torngat Property were written down during fiscal 2004.

The Company’s plans over the next 12 months are to complete the ongoing 2006 exploration programs and to proceed with the proposed 2007 exploration programs on our Alaska properties and to continue to seek out additional properties for acquisition.  If the Company determines to purchase or stake additional properties, it will finance the costs thereof from its working capital reserve and if necessary, through the sale of marketable securities.

The Company completed two private placements in August, netting an aggregate of approximately $11.4 million (approximately US$10.1 million).  As of August 31, 2006 the Company had a working capital of approximately US$10.3 million.   The Company expects that its 2006 exploration programs on all of its properties will cost approximately US$4.6 million.  The Company has sufficient funding to cover its anticipated exploration programs for 2006 and 2007 and to cover its basic administrative costs for a period of twelve months.  If we undertake any additional exploration activities on our properties or acquire additional properties in the future we may have to seek financing, most likely through the issuance of equity securities or the joint venturing of existing properties.

5.C

Research and Development, Patents and Licences, etc.

Not applicable.

5.D

Trend Information

None of our assets are currently in production or generate revenue.

5.E

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements.

5.F

Contractual Obligations

Not applicable.

5.G

Safe Harbour

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company as at November 30, 2006:

Name	Position	Age	Date of First Election or Appointment
Hendrik Van Alphen(2)(4)	Chairman of the Board and Director	54	September 22, 2006
Anton J. Drescher (1)(3)	Director	49	August 1991
Rowland Perkins (1)(2)	Director	52	June 1999
Gerhard J. Drescher (1)	Director	46	May 9, 2005
Benjamin Wayne Guenther(2)(3)(4)	Director	54	September 22, 2006
Jeffrey A. Pontius	President and Chief Executive Officer	51	September 22, 2006
Michael W. Kinley	Chief Financial Officer	56	September 22, 2006
Lawrence W. Talbot	Vice-President and General Counsel	51	September 22, 2006
Russell B. Myers	Vice-President, Exploration	48	September 22, 2006
Quentin Mai	Vice-President, Corporate Communications	40	September 22, 2006
Marla K. Ritchie	Corporate Secretary	44	September 22, 2006

(1)

Member of Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Sustainable Development Committee

(4)

Member of the Nominating and Corporate Governance Committee

Anton Drescher and Gerhard Drescher, both directors, are brothers.  There is no other family relationship between any of the above named directors or officers.

Hendrik Van Alphen (Chairman and Director) - Mr. Van Alphen has been in the mining business for 23 years.  He started, initially, as a successful exploration/drilling contractor, and then became the President of Pacific Rim Mining Corp., where he laid the foundation for Pacific Rim to become a successful South American based resource company.  He served as Vice-President of Corriente Resources Inc. from 1994 to 1999, following which he became the President of Cardero Resource Corp., reactivating it and spearheading its entrance into South America, particularly Argentina and Peru.  Mr. Van Alphen is presently a director and officer of a number of precious metal and resource companies (including Cardero Resource Corp., Wealth Minerals Ltd. and Athlone Energy Corp.).

Benjamin Wayne Guenther (Director) - Mr. Guenther graduated from the Colorado School of Mines as a mining engineer (BS Mining Engineering) in 1974.  Thereafter, until 1986, he held various managerial positions at mining operations in the USA owned or operated by Hanna Mining Company.  From 1987 to 1994 he was Mine Manager, and then General Manger, at the Cannon Mine of Asamera Minerals in Wenatchee, Washington.  He joined Minorco (now AngloGold Ashanti) in 1995 as Senior Vice President and General Manager of the Jerritt Canyon mine in Elko, Nevada.  In 2000 he was seconded to AngloGold Ashanti Limited’s corporate office in Johannesburg as Head of Mining and, in 2001, he assumed some responsibilities for safety and health, as well as heading up the Corporate Technical Group.  Mr. Guenther was appointed Executive Officer-Corporate Technical Group of AngloGold Ashanti Limited in May 2004.  In 2006 he returned to the USA as Executive Officer-Technical International of AngloGold Ashanti Americas, Inc.

Anton J. Drescher (Director) - Mr. A. Drescher has been Chief Financial Officer and a director of USA Video Interactive Corp., a public company listed for trading on the TSXV and the OTC Bulletin Board, since December 1994, which company is involved in streaming video and video-on-demand.  He has also been a director and Secretary/Treasurer of Dorato Resources Inc., a public company listed on the TSXV, involved in digital audio distribution since 1996; President of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations since 1979; President of Harbour Pacific Capital Corp., a private British Columbia company involved in regulatory filings for businesses in Canada since 1998; a director of Landmark Minerals Inc., a public company listed on the TSXV, since 2003 and a director of Waymar Resources Ltd., a public company listed on the TSXV, since 2005.  Mr. Drescher has been a Certified Management Accountant since 1981.

Rowland Perkins (Director) - Mr. Perkins has been the President and a director of eBackup Inc. from 2001 to present.  Previously, he was the Marketing Manager of Intellisave Datavaults Inc. (Securinet Inc.) from 1999 to 2000.  Mr. Perkins has also served as a director of USA Video Interactive Corporation since January 2005.

Gerhard Drescher (Director) - Mr. G. Drescher has, from 1989 to present, been the President of Python Technologies of Delta, British Columbia, Canada, an electronics consulting firm.  Mr. Drescher has also served as a director of Dorato Resources Inc. since July 2000 and a director Landmark Minerals Inc. since May 2005, both companies listed on the TSXV.

Jeffrey Pontius (President and Chief Executive Officer) - Mr. Pontius has over 28 years of geological experience and possesses a distinguished track record of successful discovery that includes three precious metal deposits.  Significantly, during 1989-1996, as Exploration Manager of Pikes Peak Mining Company (a subsidiary of NERCO Mineral Co. and Independence Mining Company), he managed the large district scale exploration program resulting in the discovery of the Cresson Deposit at Cripple Creek, Colorado, containing over 5 million ounces of gold.  While working as Exploration Manager, Mr. Pontius developed an integrated exploration program which focused on both surface bulk mine able and underground high grade target types.  He spent the past seven years at AngloGold Ashanti (USA) Exploration Inc., starting as Senior US Exploration Manager, and became North American Exploration Manager and also a Director of Anglo American (USA) Exploration Inc.  He was also a member of the regional business development team and provided technical and strategic support for the company's acquisition program.  During the past four years as US and North American Exploration Manager, Mr. Pontius led the exploration team that spent US$10 million developing an extensive database and acquiring all of the Alaskan projects the Company recently acquired from AngloGold.   He left AngloGold Ashanti to become the President and Chief Executive Officer of the Company and continue the exploration programs he started at AngloGold.  Mr. Pontius holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).

Michael W. Kinley (Chief Financial Officer) – Mr. Kinley possesses extensive public company experience and, the financial qualifications to play an important role as the Company continues to rapidly expand.  He received his Chartered Accountant designation in 1973 in Ontario while with KPMG, where he became a partner in 1981.  Since 1993, Mr. Kinley has been the president of Winslow Associates Management & Communications Inc., a private consulting firm which provides accounting and regulatory support services to junior public companies.  He is a director and the Chief Financial Officer of Indico Technologies Ltd. and StonePoint Global Brands Ltd., and is the Chief Financial Officer of Cardero Resource Corp. and Wealth Minerals Ltd.  He is an officer and/or director of a number of other public companies, including Noise Media Inc., WorldStar Energy Corp. and Can-Asia Minerals Inc.

Lawrence W. Talbot (Vice President and General Counsel)– Mr. Talbot  is a mining lawyer with over 20 years experience in representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields.  He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including mineral property acquisitions, divestitures and joint ventures, corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations.  He is a director and officer of a number of public natural resource companies including Alma Resources Ltd., Cardero Resource Corp., Excellon Resources Inc., Gold Port Resources Ltd., Samba Gold Inc. and Wealth Minerals Ltd.  Prior to July 1, 2006, he was a partner in one of Canada's largest law firms, and now acts as general counsel to a select group of public companies, including the Company.

Russell Myers (Vice-President, Exploration) - Dr. Myers has over 25 years experience utilizing key geological and project assessment tools that involve mapping and the compilation and integration of geological, geochemical, and geophysical data required for the generation of exploration models. Throughout his distinguished career as a 'hands-on' exploration geologist, Dr. Myers special interests have been ore genesis and regional tectonic evolution.  Dr. Myers spent the past six years at AngloGold holding several key senior geological positions.  His principal responsibilities since May 2004 were regional target generation for gold deposits in Alaska together with the design and implementation of exploration programs.  While with AngloGold, Dr. Myers was part of an integrated team of geologists that evaluated the potential for deep targets at the Cripple Creek Gold mine.  He also conducted regional targeting and ground follow up for AngloGold's Columbian exploration initiative which has defined a series of new deposits.  Dr. Myers holds a PhD in Geology, University of the Witwatersrand, Johannesburg, South Africa, 1991.  Dr. Myers was Summa cum Laude, BSc Geology and Geophysics, Missouri School of Mines, Missouri, 1981.

Quentin Mai (Vice-President, Corporate Communications) - Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  Quentin brings over 15 years of professional commerce experience, including 5 years based in Asia, to the Company.  Quentin will be an important member of the team that is coordinating the Company’s growing investor and market communications programs.  These programs will be dedicated to raising the Company’s profile in the investment community around the globe.

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 15 years experience in public markets working as an Administrator and Corporate Secretary specializing in resource based exploration.  Since 2001, she has worked as Corporate Secretary for Cardero Resource Corp.  Between 1992 and 2003, she worked for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company’s directors, officers or promoters as a result of their outside business interests with the exception that certain of our directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The Company’s directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we have and will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where we are conducting our operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which place us in a worse position than if no conflict existed.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  We have no specific internal policy governing conflicts of interest.

The following table identifies, as of November 30, 2006, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director (other than the Company):

Name of Director	Name of Company	Description of Business	Position
Hendrik van Alphen	Cardero Resource Corp. Wealth Minerals Ltd. Athlone Energy Corp.	Natural resource Natural resource Natural resource	CEO, Pres. & Dir. Director Director
Anton J. Drescher	USA Video Interactive Corp. Dorato Resources Inc. Waymar Resources Ltd. Ravencrest Resources Inc.	Video-on-Demand Natural resource Natural resource Natural resource	CFO, Sec. & Dir. CEO, Pres. & Dir. CEO, Pres. & Dir. Secretary
Rowland Perkins	USA Video Interactive Corp. Dorato Resources Inc. Waymar Resources Ltd.	Video-on-Demand Natural resource Natural resource	Director Director Director
Gerhard J. Drescher	Dorato Resources Inc. Ravencrest Resources Inc.	Natural resource Natural resource	Director CEO, Pres. & Dir.
Benjamin W. Guenther	AngloGold Ashanti Limited	Natural resource	Executive officer
Jeff Pontius	Skygold Ventures Ltd.	Natural resource	Director
Michael Kinley	Indico Technologies Ltd. StonePoint Global Brands Ltd. Cardero Resource Corp. Wealth Minerals Ltd. Noise Media Inc. WorldStar Energy Corp. Can-Asia Minerals Inc.	Natural resource Premium bottled water Natural resource Natural resource Natural resource Natural resource Natural resource	CFO & Director CFO & Director CFO CFO Pres., CFO & Dir. CEO & Director CEO & Director
Lawrence Talbot	Alma Resources Ltd. Cardero Resource Corp. Excellon Resources Inc. Gold Port Resources Ltd. Samba Gold Inc. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	CEO, Pres. & Dir. Dir., V-P & Gen. Cnsl Dir., Sec. & Gen. Cnsl Secretary Secretary Sec., V-P & Gen. Cnsl.
Russell Myers	None
Quentin Mai	Cardero Resource Corp.	Natural resource	Manager – IR & Corp. Communications
Marla Ritchie	Cardero Resource Corp. Wealth Minerals Ltd.	Natural resource Natural resource	Secretary Secretary

6.B

Executive Compensation

For the fiscal year ending May 31, 2006, the Company paid an aggregate of $71,856 in cash compensation to the directors and officers as a group.

The following table sets out compensation information for the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004 for the Company’s directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Annual Compensation				Long Term Compensation
					Awards	Payouts
	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Anton J. Drescher President and CEO	5/31/06 5/31/05 5/31/04	Nil Nil Nil	Nil Nil Nil	$65,500 (1) $64,173 (1) $65,115 (1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna Moroney Corporate Secretary and CFO	5/31/06 5/31/05 5/31/04	Nil Nil Nil	Nil Nil Nil	$6,356 $4,380 $2,332	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The amounts paid were for consulting and accounting fees paid to Harbour Pacific Capital Corp., a private company wholly-owned by Mr. Drescher.

Long Term Incentive Awards

The Company does not have any long term incentive plan awards defined as "any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units."

Option/Stock Appreciation Right (“SAR”) Grants and Repricings During the Most Recently Completed Financial Year

During the financial year ended May 31, 2006 no option grants were made to executive officers and no options were re-priced.

Aggregated Option Exercises During the Most Recently Completed Financial year and Financial year-End Option/SAR Values

No stock options were exercised during the fiscal year ended May 31, 2006 and no stock options were outstanding as at May 31, 2006.

Pension Plan

The Company does not provide retirement benefits for directors or executive officers.

Director Compensation

Cash Compensation

The Company does not compensate directors in their capacities as such, although our directors are reimbursed for their expenses incurred in connection with their services as directors.

Non-Cash Compensation

No stock options were granted by the Company during the financial year ended May 31, 2006 to our directors who are not executive officers.

No stock options were exercised during the fiscal year ended May 31, 2006 by directors who are not executive officers and there were no stock options outstanding as at May 31, 2006.

Board Practices

The Board is elected at the annual general meetings of the shareholders.  Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA.  See Section 6.A - Directors and Senior Management - for dates directors were first elected to the Board.

Audit Committee

Anton J. Drescher

Gerhard J. Drescher

Rowland Perkins

At the first meeting following each annual general meeting, the directors must elect an audit committee consisting of no fewer than three directors, of whom of whom a majority must not be members of the management, or officers or employees, of the Company or of any affiliate or associate of the Company or a control person of the Company or any of its associates or affiliates, to hold office until the next annual general meeting.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review by the auditor, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

Subsequent to our 2006 annual meeting of shareholders held on September 22, 2006, the Board adopted a replacement Audit Committee Charter, a copy of which is attached as Exhibit 99.1 to this Form 20-F Annual Report.

Following our 2006 annual general meeting held on September 22, 2006, we formed the following Board committees:

Compensation Committee

Hendrik Van Alphen

Benjamin Wayne Guenther

Rowland Perkins

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation.  A copy of the Compensation Committee Charter is attached to this Annual Report as Exhibit 99.2.

Sustainable Development Committee

Benjamin Wayne Guenther

Anton J. Drescher

The overall purpose of the Sustainable Development Committee is to assist the Board in fulfilling its oversight responsibilities with respect to our continuing commitment to improving the environment and ensuring that our activities are carried out, and that our facilities are operated and maintained, in a safe and environmentally sound manner and reflect the ideals and principles of sustainable development.  The primary function of the committee is to monitor, review and provide oversight with respect to our policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters.  The committee will also advise the Board and make recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues.  A copy of the Sustainable Development Committee Charter is attached to this Annual Report as Exhibit 99.3.

Corporate Governance & Nominating Committee

Benjamin Wayne Guenther

Hendrik Van Alphen

The role of the Corporate Governance & Nominating Committee is to (1) develop and monitor the effectiveness of our system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; and (6) assist the Board in setting the objectives of the Chief Executive Officer and evaluating the performance of the CEO.  A copy of the Corporate Governance & Nominating Committee Charter is attached to this Annual Report as Exhibit 99.4.

New Policies

We have also adopted a Code of Business Conduct and Ethics and a Share Trading Policy.  A copy of each of these policies is attached to this Annual Report as Exhibits 99.5 and 99.6, respectively.

6.D

Employees

The Company has no employees.  Talon LLC has three employees, through which all of the Company’s exploration activities are conducted.  These employees are as follows:

•

Jeffrey A. Pontius - President:  Mr. Pontius manages and guides corporate function and growth strategy.  Mr. Pontius is also the President and Chief Executive Officer of the Company.

•

Russell Myers – Vice President of Exploration:  Mr. Myers oversees all of the Company’s exploration activities.  Mr. Myers is also the Vice-President, Exploration of the Company.

•

Heather Kelly – Denver Office Manager:  Ms. Kelly manages the Denver office and coordinates the flow of information to and from the exploration projects.

6.E

Share Ownership

The following table sets out the number of shares held by our directors and members of our administrative, supervisory or management bodies as of November 30, 2006 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Henk Van Alphen	635,716 (1)	2.10%
Anton J. Drescher	489,218	1.62%
Rowland Perkins	12,700	0.42%
Gerhard J. Drescher	12,500	0.42%
Benjamin W. Guenther	Nil	0%
Jeff Pontius	Nil	0%
Michael Kinley	200,000	0.66%
Lawrence Talbot	635,714(2)	2.10%
Russell Myers	Nil	0%
Quentin Mai	590,714 (3)	1.96%
Marla Ritchie	335,714 (4)	1.10%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (11 persons)	2,912,276	9.50%

(1)

Of the Common Shares owned by Mr. Van Alphen, 135,716 Common Shares are represented by share purchase warrants.

(2)

Of the Common Shares owned by Mr. Talbot, 135,714 Common Shares are represented by share purchase warrants.

(3)

Of the Common Shares owned by Mr. Mai, 135,714 Common Shares are represented by share purchase warrants.

(4)

Of the Common Shares owned by Ms. Ritchie, 135,714 Common Shares are represented by share purchase warrants.

Options and Other Rights to Purchase Securities

On August 22, 2006, the Board adopted a new incentive stock option plan (the “2006 Plan”) to replace the existing 2005 Incentive Stock Option Plan, subject to the approval of the shareholders at the 2006 annual general meeting and the acceptance for filing thereof by the TSXV.  At the annual general meeting held on September 22, 2006, the shareholders approved the 2006 Plan, and it was subsequently accepted for filing by the TSXV on November 23, 2006.

The purpose of the 2006 Plan is to allow the Company to grant options to the directors, officers, employees and consultants of, and to the employees of companies providing management services to, the Company and its affiliates, as additional compensation, and as an opportunity to participate in our profitability.  The granting of such options is intended to align the interests of such persons with our interests.

The material terms of the 2006 Plan are as follows:

1.

Options may be granted to directors, officers, employees and consultants of, and to the employees of companies providing management services to, the Company and its affiliates.

2.

The aggregate number of shares which may be issued pursuant to options granted under the 2006 Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the Common Shares issued and outstanding at the time of the grant.

3.

The number of Common Shares subject to each option will be determined by the Board, or a duly appointed committee of the Board, provided that the aggregate number of shares reserved for issuance pursuant to options granted to:

(a)

insiders during any 12 month period may not exceed 10% of our issued Common Shares;

(b)

any one individual during any 12 month period may not exceed 5% of our issued Common Shares;

(c)

any one consultant during any 12 month period may not exceed 2% of our issued Common Shares; and

(d)

all persons employed to provide investor relations activities (as a group) may not exceed 2% of our issued Common Shares during any 12 month period; in each case calculated as at the date of grant of the option, including all other Common Shares under option to such person at that time.

4.

The exercise price of an option may not be set at less than the minimum price permitted by the TSXV (currently the closing price of the Common Shares on the TSXV on the day prior to an option grant less the maximum discount permitted by the TSXV).

5.

Options may be exercisable for a period of up to five years from the date of grant.

6.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2006 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a person engaged in investor relations activities) or, if the optionee dies, within one year from the date of the optionee’s death.

7.

Options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period.

8.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board will have the right to accelerate the date on which any option becomes exercisable.

As of November 30, 2006 there were no options outstanding; however, we may in the future grant options to eligible participants in accordance with the 2006 Plan.  Based on the outstanding Common Shares, as at November 30, 2006, options with respect to 3,047,948 Common Shares are available for grant under the 2006 Plan.  A copy of the 2006 Plan is attached to this Annual Report as Exhibit 99.7.

Warrants

As of November 30, 2006, the following transferable common share purchase warrants were outstanding:

(a)

950,000 warrants to purchase up to 950,000 Common Shares at a price of $0.26 per share, exercisable on or before October 21, 2007, issued as part of a non-brokered private placement of 1,000,000 units issued at a price of $0.20 per unit;

(b)

3,999,859 warrants to purchase up to 3,999,859 Common Shares at a price of $1.00 per share, exercisable on or before August 4, 2008, issued as part of a non-brokered private placement of 7,999,718 units issued at a price of $0.56 per unit;

(c)

2,493,741 warrants to purchase up to 2,493,741 Common Shares at a price of $1.50 per share, exercisable on or before August 4, 2008, issued as part of a brokered private placement of 4,987,483 units at a price of $1.25 per unit;

(d)

174,561 warrants to purchase up to 174,561 Common Shares at a price of $1.50 per share, exercisable on or before August 4, 2008, issued to the agent as part of the agent’s commission in connection with a brokered private placement of 4,987,483 units;

(e)

498,748 compensation options to purchase up to 498,748 Common Shares at a price of $1.30 per share, exercisable on or before August 4, 2008, issued to the agent as part of the agent’s commission in connection with the brokered private placement of 4,987,483 units; and

(f)

306,061 warrants to purchase up to 306,061 Common Shares at a price of $1.50 per share, exercisable on or before August 4, 2008, issued as part of a non-brokered private placement of 612,122 units issued at a price of $1.25 per unit.

As at November 30, 2006, the Company’s directors and officers, as a group (11 persons), held warrants to purchase 542,858 Common Shares of the Company.

There are no assurances that any of the options or warrants described above will be exercised in whole or in part.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Company is not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As at November 30, 2006, the aggregate number of Common Shares beneficially owned, directly or indirectly, by our directors and senior officers as a group is 2,912,276 Common Shares, representing 9.50% of our total issued and outstanding Common Shares (assuming exercise of the warrants held by such directors and senior officers).  “Beneficial ownership” means sole or shared power to vote or direct the voting of the Common Shares, or the sole or shared power to dispose, or direct a disposition, of the Common Shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of the Common Shares, both issued and unissued, are shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

7.A

Major Shareholders

As at November 30, 2006, to the knowledge of management, the following are the only persons who beneficially own 5% or more of our issued and outstanding Common Shares:

Title of Class of Security	Name of Stockholder	Number of Shares Owned	Percentage of Outstanding Common Shares
Common Shares	AngloGold Ashanti (U.S.A.) Exploration Inc.	5,997,295	19.91%
Common Shares	Cardero Resource Corp.	4,000,000(1)	13.28%
Common Shares	RAB Special Situations (Master) Fund Limited	2,400,000(2)	7.97%
Common Shares	Tocqueville Gold Offshore Fund	1,636,200(3)	5.43%

(1)

Cardero also holds common share purchase warrants to purchase up to 2,000,000 Common Shares at a price of $1.00 until to August 4, 2008.  Assuming the exercise of these warrants, Cardero would then hold 6,000,000 Common Shares, or 18.68% of the then outstanding Common Shares.

(2)

RAB also holds common share purchase warrants to purchase up to 500,000 Common Shares at a price of $1.00 until to August 4, 2008 and to purchase up to 700,000 Common Shares at a price of $1.50 until August 4, 2008.  Assuming the exercise of these warrants, RAB would then hold 3,600,000 Common Shares, or 11.49% of the then outstanding Common Shares.

(3)

Tocqueville also holds common share purchase warrants to purchase up to 340,875 Common Shares at a price of $1.00 until to August 4, 2008 and to purchase up to 477,225 Common Shares at a price of $1.50 until August 4, 2008.  Assuming the exercise of these warrants, Tocqueville would then hold 2,454,300 Common Shares, or 7.92% of the then outstanding Common Shares.

As of December 18, 2006, there were 30,109,515 Common Shares issued and outstanding.  The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 227 registered shareholders owning Common Shares, of which 68 (29.95%) of these registered shareholders, holding approximately 8,480,060 (28.16%) Common Shares, are residents of the United States, 155 (68.29%) of these registered shareholders, holding approximately 20,948,455 (69.58%) Common Shares, are residents of Canada, and 4 (1.76%) of these registered shareholders, holding approximately 681,000 (2.26%) Common Shares, are residents of jurisdictions other than the United States and Canada.

Control by Foreign Government or Other Persons

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Annual Report, there are no arrangements known to the Company which may at a subsequent date result in a change of control.

7.B

Related Party Transactions

There are no material interests, direct or indirect, of our directors, senior officers or shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since May 31, 2005 or in any proposed transaction which has materially affected or will materially affect us except for:

1.

Harbour Pacific Capital Corp., a private company owned by Anton J. Drescher, a director and former President of the Company, provided consulting and accounting services to the Company during the fiscal year ended May 31, 2006, and thereafter until October 1, 2006, when the arrangement was terminated.

2.

Talon LLC, an indirect subsidiary of the Company, has entered into employment agreements with its three employees:  Jeffery Pontius, Russell Myers and Heather Kelly.  These employment agreements are “at will” employment agreements upon normal commercial terms and do not contain any special provisions with respect to termination, severance rights or rights on a change of control of Talon LLC.

3.

The Company has entered into an investor relations consulting agreement with Quatloo Investment Management Inc., whereby Quatloo will provide investor relations services to the Company.  The agreement is for an initial term of one year, and is terminable on 90 days’ notice by either party.  Quatloo will be paid a fee of $4,000 per month.  The president and owner of Quatloo, Quentin Mai, is the Vice-President, Corporate Communications of the Company.

It is the opinion of management that the terms of these transactions are favourable to the Company and in the Company’s best interests.  Management also believes that it could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

Indebtedness of Directors, Officers, Promoters and Other Management

During the fiscal years ended May 31, 2006, 2005, 2004, none of the following were indebted to the Company:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the Company, and close members of any such individuals' family;

(d)

key management personnel and close members of such individuals' families; or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements for the fiscal years ended May 31, 2006, 2005 and 2004.

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

The Company has not declared or paid any cash dividends on our capital stock and, we do not currently expect to pay cash dividends in the foreseeable future.

8.B

Significant Changes

There have been no significant changes in the affairs of the Company since the date of our annual financial statements or since the date of our most recent interim financial statements, other than as discussed in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

9.A

Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for the Common Shares for the five (5) most recent financial years as traded on the TSXV:

Year	High	Low
2006	0.35	0.26
2005	0.70	0.25
2004	0.70	0.50
2003	1.50	0.60
2002	2.10	0.85

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim period as traded on the TSXV:

Quarter Ended	High	Low
November 30, 2006	3.40	2.05
August 31, 2006	3.10	0.54
May 31, 2006	0.34	0.31
February 28, 2006	0.33	0.28
November 30, 2005	0.32	0.26
August 31, 2005	0.35	0.35
May 31, 2005	0.37	0.25
February 28, 2005	0.44	0.37
November 30, 2004	0.55	0.44
August 31, 2004	0.70	0.55

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares for the most recent six months as traded on the TSXV:

Month	High	Low
November 2006	2.53	1.72
October 2006	3.35	2.05
September 2006	3.40	2.70
August 2006	3.10	2.24
July 2006	2.25	1.35
June 2006	1.90	0.54

The following table discloses the high and low sales prices in US dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim period as traded on the OTC BB:

Quarter Ended	High	Low
November 30, 2006	3.00	1.51
August 31, 2006	2.77	0.257
May 31, 2006	0.26	0.257
February 28, 2006	0.26	0.12
November 30, 2005	0.29	0.13
August 31, 2005	0.29	0.29
May 31, 2005	0.30	0.298
February 28, 2005	0.35	0.35
November 30, 2004	0.36	0.36
August 31, 2004	0.52	0.40

The following table discloses the monthly high and low sales prices in US dollars for the Common Shares for the most recent six months as traded on the OTC BB:

Month	High	Low
November 2006	2.199	1.51
October 2006	3.00	1.81
September 2006	3.00	2.50
August 2006	2.77	1.90
July 2006	1.95	1.70
June 2006	1.60	0.257

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Common Shares are listed on the TSXV under the trading symbol “ITH.”  There are currently no restrictions on the transferability of the Common Shares under Canadian securities laws.  The Common Shares also trade on the OTC BB under the trading symbol “ITHMF”, and on the Berlin Stock Exchange - Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

As a foreign private issuer, the Company is not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

9.D

Selling Shareholder

Not applicable.

9.E

Dilution

Not applicable.

9.F

Expenses of the Issuer

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

The Company’s Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission on February 6, 2001, which became effective April 6, 2001, to which our Memorandum and Articles were filed as exhibits.

On March 29, 2004, the Company Act (British Columbia) (the “Company Act”) was replaced by the BCBCA.  Accordingly, the Company is now subject to the BCBCA and is no longer governed by the Company Act.  There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company.  A copy of the Transition Application and Notice of Articles as filed with the Registrar of Companies for British Columbia is attached to this Annual Report as Exhibit 1.6.

As a pre-existing company under the Company Act, we are subject to provisions contained in the BCBCA known as the “Pre-Existing Company Provisions”.  The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act.  Under the BCBCA, we have the option to replace the Pre-Existing Company Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

As a public company, the only significant provision of the Pre-Existing Company Provisions that applied to us is the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the special resolution to be passed.  Under the BCBCA, the level of approval for special resolutions may be reduced to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions.  Management considered the two-thirds approval threshold to be appropriate for fundamental changes requiring approval by special resolution.

Accordingly, at the annual meeting held on October 29th, 2004, the shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions.  A copy of the amended Notice of Alteration is attached to this Annual Report as Exhibit 1.7.

In addition to deleting the Pre-Existing Company Provisions, the Board were also of the view that it would be in our best interest to adopt a new set of Articles (the “New Articles”) to replace our existing Articles (the “Old Articles”).  The New Articles reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the New Articles are minor in nature, and are not substantive changes.  A copy of the New Articles is attached to this Annual Report as Exhibit 1.8.

10.C

Material Contracts

The Company has entered into the following material contracts during the previous two years:

1.

Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006 among AngloGold, Talon Alaska and the Company – see Item 4.B “Business Overview – AngloGold Property Acquisition”.

2.

First Amending Agreement, dated July 26, 2006, among AngloGold, Talon Alaska and the Company amending the AngloGold Agreement – see Item 4.B “Business Overview – AngloGold Property Acquisition”.

3.

Indemnity and Pre-emptive Rights Agreement, dated for reference August 4, 2006 among AngloGold, Talon Alaska and the Company - see Item 4.B “Business Overview – AngloGold Property Acquisition”.

4.

Agency Agreement dated August 4, 2006 between Pacific International Securities Inc. and the Company with respect to the brokered private placement of 4,987,483 units – See Item 4.B “Business Overview – Private Placements”.

5.

Exploration, Development and Mine Operating Agreement dated August 4, 2006 among AngloGold, Talon Alaska and the Company with respect to the LMS property – See Item 4.B “Business Overview – AngloGold Property Acquisition” and Item 4.D Business Overview – Property, Plant and Equipment - Alaskan Mineral Properties - Optioned Properties – LMS”.

6.

Exploration, Development and Mine Operating Agreement dated August 4, 2006 among AngloGold, Talon Alaska and the Company with respect to the Terra property - See Item 4.B “Business Overview – AngloGold Property Acquisition” and Item 4.D “Business Overview – Property, Plant and Equipment – Alaska Mineral properties - Optioned Properties – Terra”.

7.

Mining Exploration Agreement with Option to Lease dated August 14, 2006 between Doyon, Limited and Talon Alaska with respect to the West Tanana property – See Item 4.D “Business Overview – Property, Plant and Equipment – Alaska Mineral Properties – Additional Properties – West Tanana”.

8.

Binding Letter of Intent dated September 11, 2006 among Talon Alaska, Karl Hanneman and the Bergelin Family Limited Partnership with respect to 169 Alaska State mining claims forming part of the Livengood Property – See Item 4.D “Business Overview – Property, Plant and Equipment – Alaska Mineral properties - Sale Properties – Livengood”.

10.D

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.  Any such remittances to United States residents, however, are subject to a withholding tax pursuant to the Canada – U.S. Income tax Convention (1980) (the “Treaty”), as amended.

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote Common Shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (the “ICA”).  The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) or an investment to establish a new Canadian business, to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

10.E

Taxation

Material Canadian Federal Income Tax Considerations

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the current provisions of the regulations promulgated thereunder (the “Regulations”) and the current provision of the Treaty, as at the date hereof and counsel’s understanding of the current administrative practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account the mark-to-market rules and investors that are financial institutions for the purposes of those rules should consult their own tax advisors. This summary is not applicable to investors an interest in which would be a “tax shelter investment”, as defined in the Tax Act, and any such investor should consult their own tax advisers.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, investors should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.

The following summary is generally applicable to an investor who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, is not affiliated with the Company for the purposes of the Tax Act, deals at arm’s length with the Company for the purposes of the Tax Act, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold Common Shares in connection with carrying on business in Canada (a “non-resident shareholder”).  Special rules, which are not discussed in this summary, may apply to a non-resident shareholder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on Common Shares

Generally, dividends (including stock dividends) paid or credited (including amounts on account of or in lieu of dividends) by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent.  However, the Treaty provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States qualifying for treaty benefits.  Dividends paid to any non-resident company that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

Dividends (including stock dividends) paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Treaty, and is entitled to the benefits of Article XXI(2) of the Treaty will not have to pay any Canadian withholding tax in respect of the amount of the dividend.

Disposition of the Company’s Common Shares

A non-resident shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share unless the Common Shares constitute “taxable Canadian property” to the non-resident shareholder. Generally, Common Shares will not constitute “taxable Canadian property” to a non-resident shareholder at a particular time provided that (a) the Common Shares are listed on a prescribed stock exchange (which includes the Tier I and Tier II of the TSXV) at that time, and (b) the non-resident shareholder, persons with whom the non-resident shareholder does not deal at arm’s length, or the non-resident shareholder together with persons with whom the non-resident shareholder does not deal at arm’s length, have not owned 25% or more of the issued shares of any of classes (or of any series within a class) of the Company at any time during the 60-month period that ends at that time.  Common Shares may also be taxable Canadian property in certain other circumstances, including where the non-resident shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed taxable Canadian property.  Non-resident shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Common Shares are taxable Canadian property to a non-resident shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the shares will not be included in computing the non-resident shareholder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”.  Common Shares owned by a non-resident shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.  Non-resident shareholders should consult their own tax advisors to determine whether the Common Shares constitute treaty-protected property in their particular circumstances.

Under the Tax Act, the disposition of a Common Share by a holder may occur in a number of circumstances including on a sale or gift of the Common Share or upon the death of the holder.  There are no Canadian federal estate or gift taxes on the purchase or ownership of the Common Shares.

All non-resident shareholders who dispose of "taxable Canadian property" are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.

All non-resident shareholders who dispose of "taxable Canadian property" are also required to obtain an advance clearance certificate in respect of their disposition under section 116 of the Tax Act (the “Section 116 Certificate”).  The purchaser of the Common Shares is obligated to withhold 25% of the gross proceeds on the acquisition of the Common Shares from a non-resident shareholders except to the extent of the certificate limit on the Section 116 Certificate.  A Section 116 Certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada, such as the Treaty.  If the non-resident shareholder does not provide a Section 116 Certificate to the purchaser, then the purchaser will be required to withhold and remit to the CRA 25% of the proceeds on account of the non-resident shareholder’s tax obligation, on or before the end of the month following the date of the sale.  The non-resident shareholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of an investment by a U.S. Holder, as defined below, under U.S. tax laws.  The discussion of U.S. federal income tax considerations is not exhaustive of all possible U.S. federal income tax considerations and does not take into account state, local or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Common Shares.  Prospective purchasers of Common Shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of Common Shares.  The discussion of U.S. federal income tax considerations is based on the Internal Revenue Code of 1986, as amended (“Code”), Treasury Department Regulations (whether final, temporary, or proposed), administrative pronouncements of the Internal Revenue Service, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”) and court decisions which are currently applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Common Shares

Except as discussed below in the section on passive foreign investment companies, the mere acquisition and holding of Common Shares is not a taxable event for U.S. federal income tax purposes.   The taxable events impacting U.S. Holders generally will be the payment of dividends on Common Shares, the sale or exchange of Common Shares and the repurchase of Common Shares by the Company.

General Taxation of Distributions

The amount of any distribution with respect to Common Shares received (whether actually or constructively) by a U.S. Holders will be includible in such holder’s gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended May 31, 2006 and expects that it may be a “passive foreign investment company” for the taxable year ending May 31, 2007 (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect be a QFC for the taxable year ending May 31, 2007.  Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Foreign Tax Credit

U.S. Holders can reduce U.S. federal income tax on dividends by claiming a foreign tax credit for Canadian income tax and certain other foreign taxes incurred on such dividends.  The amount of foreign tax credit allowed is generally the lower of the foreign taxes incurred or the amount of U.S. federal income tax imposed on the dividend.  Unused foreign tax credits can be carried back two years and carried forward five years to reduce U.S. federal income tax on similar foreign source income.  U.S. taxpayers can forego foreign tax credits on foreign taxes and instead elect to take a deduction for foreign taxes in computing taxable income.  The election to take a credit or deduction for foreign taxes paid or incurred is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”.  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income”.  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income”, are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Sale or Exchange of Common Shares to Third Parties

On the sale or exchange of Common Shares to third parties, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the proceeds received and such holder’s tax basis in the Common Shares sold.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Repurchase of Common Shares

If the Company repurchases the entire shareholdings of a U.S. Holder in a single transaction, the transaction will be taxed in the same manner as described above for sales and exchanges to third parties.  Complex attribution rules apply in determining whether a transaction involves the entire shareholdings of a holder.  If the Company repurchase less than the entire holdings of a holder of Common Shares, complicated rules determine whether or not the transaction will be taxed as a sale or exchange or as a distribution taxable as a dividend from us (to the extent of accumulated and current earnings and profits).  In the event of a Common Share repurchase, U.S. Holders should consult their own tax advisors to determine the U.S. federal income tax consequences to them of tendering their Common Shares.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding Common Shares (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company Considerations

It is likely that the Company will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test described below.

A non-U.S. corporation is a PFIC if 50% or more of the average value (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election) of its assets consists of assets that produce, or are held for the production of, passive income or if 75% or more of its gross income is passive income.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC tests described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by the Company of the shares of such other foreign corporation or a distribution received by the Company from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules discussed above.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

Because the PFIC income test is a gross income test, losses from operations or administrative expenses do not reduce passive income for purposes of the PFIC income test.  The Company has had, in past years, interest income and gain from the sale of marketable securities and no other operating income, and may have such situations in the future.  Thus, the Company believes that it was a PFIC for the taxable year ending May 31, 2006 based on this gross income test and would be classified as a PFIC from time to time in the future for U.S. federal income tax purposes.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending May 31, 2007 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

U.S. Taxpayers holding shares classified as PFIC stock are subject to one of three special tax regimes with respect to the PFIC stock.  Such shareholders can elect to be taxed under either the under the Qualified Electing Fund (“QEF”) Regime or the Market-to- Market Regime.  Failure to qualify for and elect either of these two regimes results in being taxed under the Excess Distribution Regime.

Under the Excess Distribution Regime, Common Shares are considered PFIC stock in the first year that the Company becomes a PFIC with respect to that particular holder and all subsequent years.  Actual distributions from the Company are classified as regular distributions or excess distributions.  An actual distribution is an excess distribution to the extent the total of actual distributions during a taxable year exceeds 125% of the average of actual distributions received in the three preceding years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).  Any gain recognized on the sale or the disposition of Common Shares, and any excess distributions for any year are allocated rateably over all the days during which the holder held the Common Shares.  Amounts allocated to prior years during which the Company was a PFIC are subject to a special tax calculation consisting of the highest rate of tax for the year to which allocated and an interest charge as if such tax were an underpayment of taxes for the year allocated.  This special tax, known as the Deferred Tax Amount, is added to the holder’s regular tax liability.  A non-corporate U.S. Holder must treat any such interest paid as “personal interest” which is not deductible.  All other portions of the gains and excess distributions are added to the regular distributions and taxed as dividend income according to the general rules above.  Foreign taxes incurred with respect to an excess distribution are allocated in the same manner as the excess distributions.  Foreign taxes allocable to excess distributions used to determine the Deferred Tax Amount can be credited against the Deferred Tax Amount otherwise payable, but any foreign taxes in excess of the Deferred Tax Amount are permanently lost rather than generating foreign tax credits that can be carried forward to future years.  Foreign taxes allocable to the remainder of the excess distributions are subject to the general rules for foreign tax credits discussed above.

If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain which will be taxed according to the rules above, as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

A U.S. Taxpayer can avoid the Excess Distribution Regime by electing to be taxed under the QEF Regime in the first year in which the Company qualifies as a PFIC while the Common Shares are held by such holder.  The Company must have agreed to make available to holders the information necessary to determine the inclusions under the QEF rules and to assure compliance in order for the holder to be able to make a QEF election.  Under a QEF election, the holder must include in its taxable income its pro rata share of the Company’s earnings and profits divided into ordinary income and net capital gain, whether or not such amounts are actually distributed.  Actual distributions from the Company paid out of earnings and profits previously included as income under the QEF election are treated as a tax-free return of capital.  Under the QEF election, a holder’s basis in the Common Shares is increased by any amount included in the holder’s income under the QEF rules and decreased by any distributed amount treated as a tax free return of capital.  Gains on sales or other dispositions of PFIC stock under the QEF regime are generally taxable as capital gain income under the general rules discussed above.

A holder electing to be taxed under the QEF Regime may make a further election to defer paying taxes due under the QEF Regime until actual distributions are made from the PFIC to the holder.  Interest will be charged on such deferred tax liability until the liability is actually paid at the normal rate for underpayments of tax.

The procedure for making a QEF election, and the U.S. federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely.  A QEF election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF election by filing the appropriate QEF election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules described above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election.  If a U.S. Holder makes a QEF election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election.

U.S. Taxpayers holding shares can also avoid the Excess Distribution Regime by electing to be taxed under the Market-to Market-Regime as long as the shares are “marketable stock” as defined in the Code.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such holder’s holding period for the Common Shares and such holder has not made a timely QEF Election, the rules above will apply to certain dispositions of, and distributions on, the Common Shares.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Under the Market-to-Market Regime, a holder includes in taxable income an amount equal to the excess, if any, of a) the fair market value of the Common Shares as of the close of such taxable year over b) such holder’s tax basis in the Common Shares.  A U.S. Holder that makes a Mark-to-Market election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of the taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market election for prior taxable years over (b) the amount allowed as a deduction because of such election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market election for prior taxable years).

A Mark-to-Market election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Use of PFIC shares as security for a loan constitutes a disposition of the shares for tax purposes.  Holders are advised to consult their own personal tax advisors before entering into such transactions.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Repurchase of Common Shares

If the Company repurchases Common Shares from a holder thereof (other than a purchase of Common Shares on the open market in a manner in which Common Shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the “paid-up capital” of the Common Shares purchased will be deemed by the Tax Act to be a dividend paid by the Company to the holder of Common Shares.  The paid-up capital of the Common Shares may be less than the holder's cost of its Common Shares.  The tax treatment of any dividend received by a non-resident shareholder of Common Shares has been described above under “Dividends on Common Shares.”

A holder of Common Shares will also be considered to have disposed of its Common Shares purchased by the Company for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above.  As a result, the holder of Common Shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and less the amount of any deemed dividends, exceed (or are exceeded by) the adjusted cost base of the Common Shares.  The tax treatment of any capital gain or capital loss by a non-resident shareholder has been described above under “Disposition of Common Shares”.

10.F

Dividends and Paying Agents

Not applicable.

10.E

Statement by Experts

The Company’s auditors for financial statements for each of the preceding three years was MacKay LLP, Chartered Accountants, of #1100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 4T5, Canada.  Their audit reports for the fiscal years ended May 31, 2006, 2005 and 2004 are included with the related financial statements in this Annual Report statement with their consent.

Paul Klipfel, Ph.D. of Mineral Resource Services, Inc. prepared the 43-101 compliant technical reports as furnished to the Commission on Form 6-K on August 9, 2006 on the Livengood, Terra and LMS properties.  Excerpts and summaries from such reports are included with the consent of Mr. Klipfel under Item 4.D – Property, Plant and Equipment.  Mr. Klipfel resides at 4861 Ramcreek Trail, Reno, Nevada, USA 89509.

10.F

Documents on Display

Data on the Company mineral properties may be viewed at our head office located at Suite 1901, 1177 West Hastings Street, Vancouver, B.C., V6E 2K3 and on our website at www.internationaltowerhill.com.

Material contracts and publicly available corporate records may be viewed at the Company’s registered and records office located at Suite 2300, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1J1.

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

The Company’s registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

10.I

Subsidiary Information

Not applicable.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A-D

Material Modifications to the Rights of Security Holders

There have no material modifications to the rights of security holders since the adoption of new Articles in 2004.

14.E

Use of Proceeds

Not applicable

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, The Company’s disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

The Company is currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act.  Therefore, the Company is not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.  However, the Company and its management, including its Chief Executive Officer and Chief Financial Officer, recognize that the Company, as a small business issuer, will likely be required to comply with disclosure report requirements of Section 404 beginning with the fiscal year ending May 31, 2008.

There were no changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the Company’s internal control over financial reporting during 2006.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that the Company has at least one audit committee financial expert (as defined in Item 16A of Form 20-F).  Anton J. Drescher is a Certified Management Accountant.  Rowland Perkins and Gerhard Drescher have the industry experience necessary to understand and analyze financial statements, as well as the understanding of internal controls and procedures necessary for financial reporting.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics, effective September 22nd, 2006 (the “Code”).  A copy of the Code is attached as Exhibit 99.5 to this Annual Report.  A copy is also posted on our website at www.internationaltowerhill.com.  Any person may obtain without charge, upon written request, a copy of such Code of Business Conduct and Ethics by contacting the Vice-President and General Counsel at Suite 1901, 1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Code sets out the conduct expected of all Company directors officers and employees, a summary of which is set forth below.

The Company insists on honest and ethical conduct by all of our directors, officers, employees and other representatives.  We place the highest value on the integrity of our directors, officers and employees and demand this level of integrity in all our dealings.  We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Directors, officers and employees are required to deal honestly and fairly with our business partners, competitors and other third parties, which includes prohibiting bribes, kickbacks and other forms of improper payment, including gifts or favours and limited marketing and entertainment expenditures.

Company directors, officers and employees are prohibited from being involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and our interests, including acting as a consultant to, or a director, officer or employee with, an outside business that competes with us or supplies products or services to us (other than professional services such as legal, accounting, geological or financial advisory services), unless specific permission has been provided by our Ethics Officer or the Chair of the Audit Committee.  Personal loans or services from any entity with which we do business are prohibited, as well any person loans or guarantees of obligations from us, except as legally permissible.  No immediate family members, including spouses, children, parents, siblings and persons sharing the same home shall conduct business on our behalf.  Directors, officers, and employees must notify our Ethics Officer or the Chair of the Audit Committee of the existence of any actual or potential conflict of interest.

Company directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners and shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends, shall use the confidential information only for our legitimate business purposes and not for personal gain, and shall not use our property or resources for any personal benefit or the personal benefit of anyone else, which property includes our internet, email, and voicemail services, which should be used only for business related activities, and which we may monitor at any time without notice.

The Company is committed to providing our shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators.  Our directors, officers and employees shall not make false or misleading entries in our books and records for any reason, nor condone any undisclosed or unrecorded bank accounts or assets established for any purpose.  They shall comply with generally accepted accounting principles at all times and notify our Chief Financial Officer if there is an unreported transaction.  A system of internal controls shall be maintained that will provide reasonable assurances to our management that material information about our business is made known to management, particularly during the periods in which our periodic reports are being prepared.

The Company will comply with all laws and governmental regulations that are applicable to our activities, and expect all our directors, officers and employees to obey the law.  Our directors, officers and employees are prohibited from trading our securities while in possession of material, non-public information.

Compliance with the Code is the individual responsibility of every director, officer and employee.  We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution.

The Board and Audit Committee have established the standards of business conduct contained in the Code and oversee compliance with the Code.  Additionally, we have appointed our Vice-President and General Counsel to serve as our Ethics Officer to ensure adherence to the Code.  While serving in this capacity our Ethics Officer reports directly to the Board.

Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to either our Ethics Officer or the Chair of the Audit Committee.  Additionally, directors, officers, and employees may contact our Ethics Officer or the Chair of the Audit Committee with a question or concern about the Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.

The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any violation.  Our Ethics Officer will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures, involving the Chair of the Audit Committee or Chief Executive Officer when required.  All reports will be treated confidentially to every extent possible.

Directors, officers and employees that violate any laws, governmental regulations or the Code will face appropriate, case specific disciplinary action, which may include demotion or immediate discharge.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

	Year ended May 31, 2006	Year ended May 31, 2005
Audit fees	$12,500	$6,500
Audit related fees	-	-
Tax fees	900	762
All other fees	-	-
Total:	$13,400	$7,262

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any Common Shares in the fiscal year ended May 31, 2006.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  Reference is made to Note 10 of the Consolidated Financial Statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

ITEM 18.

FINANCIAL STATEMENTS

The Company elected to provide consolidated financial statements pursuant to Item 17.

ITEM 19.    EXHIBITS

1.0

Financial Statements

a)

Auditors’ Report dated July 12, 2006

b)

Consolidated Statement of Operations and Deficit for the years ended May 31, 2006, 2005 and 2004

c)

Consolidated Balance Sheet at May 31, 2006, 2005 and 2004

d)

Consolidated Statement of Cash Flows for the years ended May 31, 2006, 2005 and 2004

e)

Notes to the Consolidated Financial Statements for the years ended May 31, 2006, 2005 and 2004

1.1*

Articles of Incorporation dated May 26, 1978

1.2*

Memorandum dated May 26, 1978

1.3*

Amended Articles of Incorporation dated October 23, 1978

1.4*

Amendment to the Memorandum dated June 1, 1998 (Change of name from Ashnola Mining Company Ltd. to Tower Hill Mines Ltd.)

1.5*

Amendment to the Memorandum dated March 15, 1991 (Change of name from Tower Hill Mines Ltd. to International Tower Hill Mines Ltd.)

1.6**

Transition Application and Notice of Articles dated October 10, 2005.

1.7**

Notice of Alteration dated October 10, 2005.

1.8**

New form of Articles adopted on October 29, 2004.

4.1*

Joint Venture Agreement dated January 29, 1999 with Marum Resources Inc.

4.2*

Amending Agreement (to the Joint Venture Agreement dated January 29, 1999) dated December 5, 2000 with Marum Resources

4.3*

Option Agreement dated October 27, 1987 with Patricia Mullin

4.4*

Settlement Agreement dated March 18, 1991 with Patricia Mullin

4.5*

Letter of Intent dated November 17, 1987 with Brenda Mines Ltd.

4.6

Asset Purchase and Sale and Indemnity Agreement dated for reference June 30, 2006 among the Company, AngloGold and Talon Alaska.

4.7

First Amending Agreement dated July 26, 2006 among the Company, AngloGold and Talon Alaska.

4.8

Exploration, Development and Mine Operating Agreement dated August 4, 2006 among the Company, AngloGold and Talon Alaska with respect to the LMS property.

4.9

Exploration, Development and Mine Operating Agreement dated August 4, 2006 among the Company, AngloGold and Talon Alaska with respect to the Terra property.

14.10

Indemnity and Pre-emptive Rights Agreement for reference August 4, 2006 among AngloGold, the Company and Talon Alaska.

24.11

Agency Agreement dated August 4, 2006 between Pacific International Securities Inc. and the Company.

34.12

Mining Exploration Agreement with Option to Lease dated August 14, 2006 between Talon Alaska and Doyon, Limited with respect to the West Tanana property.

44.13

Binding Letter of Intent dated September 11, 2006 among Talon Alaska, Karl Hanneman and the Bergelin Family Limited Partnership with respect to 169 Alaska State mining claims forming part of the Livengood Property.

8.1

Subsidiaries:

Talon Gold Alaska Inc. – incorporated in Alaska

Talon Gold (US) LLC – incorporated in Colorado

12.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1

Consent of Paul Klipfel

15.2

Consent of Auditors

99.1

Replacement Audit Committee Charter.

99.2

Compensation Committee Charter.

99.3

Sustainable Development Committee Charter.

99.4

Corporate Governance & Nominating Committee Charter.

99.5

Code of Business Conduct and Ethics.

99.6

Share Trading Policy.

99.7

2006 Stock Option Plan.

*

Incorporated by reference from our Amendment No. 2 to the Registration Statement dated April 11, 2001.

**

Incorporated by reference from our Form 20-F Annual Report for the year ended May 31, 2005, dated October 14, 2005 and filed on October 20, 2005.

1Exhibit 4.10 is being filed with the Form 20F-A due to size limitations of the Edgar filing system.

2Exhibit 4.11 is being filed with the Form 20F-A due to size limitations of the Edgar filing system.

3Exhibit 4.12 is being filed with the Form 20F-A due to size limitations of the Edgar filing system.

4Exhibit 4.13 is being filed with the Form 20F-A due to size limitations of the Edgar filing system.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL TOWER HILL MINES LTD.

/s/

Jeffrey A. Pontius

By:

Jeffrey A. Pontius

President

Date:      December 21, 2006