Form 20-F/A
INTERNATIONAL TOWER HILL MINES LTD
filed 2006-12-29
CIK 1134115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM–20F-A

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

1.0***

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

4.6***

Asset Purchase and Sale and Indemnity Agreement dated for reference June 30, 2006 among the Company, AngloGold and Talon Alaska.

4.7***

First Amending Agreement dated July 26, 2006 among the Company, AngloGold and Talon Alaska.

4.8***

Exploration, Development and Mine Operating Agreement dated August 4, 2006 among the Company, AngloGold and Talon Alaska with respect to the LMS property.

4.9***

Exploration, Development and Mine Operating Agreement dated August 4, 2006 among the Company, AngloGold and Talon Alaska with respect to the Terra property.

4.10

Indemnity and Pre-emptive Rights Agreement for reference August 4, 2006 among AngloGold, the Company and Talon Alaska.

4.11

Agency Agreement dated August 4, 2006 between Pacific International Securities Inc. and the Company.

14.12

Mining Exploration Agreement with Option to Lease dated August 14, 2006 between Talon Alaska and Doyon, Limited with respect to the West Tanana property.

4.13

Binding Letter of Intent dated September 11, 2006 among Talon Alaska, Karl Hanneman and the Bergelin Family Limited Partnership with respect to 169 Alaska State mining claims forming part of the Livengood Property.

8.1***

Subsidiaries:

Talon Gold Alaska Inc. – incorporated in Alaska

Talon Gold (US) LLC – incorporated in Colorado

12.1***

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2***

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1***

Consent of Paul Klipfel

15.2***

Consent of Auditors

99.1***

Replacement Audit Committee Charter.

99.2***

Compensation Committee Charter.

99.3***

Sustainable Development Committee Charter.

99.4***

Corporate Governance & Nominating Committee Charter.

99.5***

Code of Business Conduct and Ethics.

99.6***

Share Trading Policy.

99.7***

2006 Stock Option Plan.

1

Portions of this agreement have been withheld from public disclosure pursuant to a confidential treatment request filed with the SEC.

*

Incorporated by reference from our Amendment No. 2 to the Registration Statement dated April 11, 2001.

**

Incorporated by reference from our Form 20-F Annual Report for the year ended May 31, 2005, dated October 14, 2005 and filed on October 20, 2005.

***

These documents were filed with the Form 20-F filed on December 22, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL TOWER HILL MINES LTD.

/s/

Jeffrey A. Pontius

By:

Jeffrey A. Pontius

President

Date:      December 21, 2006