Form 20-F
INTERNATIONAL TOWER HILL MINES LTD
filed 2007-12-03
CIK 1134115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM–20F

(Mark One)

___

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

  ✓

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended May 31, 2007

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

Outstanding at May 31, 2007

Common Shares, no par value

38,244,229

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

7.B

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements as of and for the years ended May 31, 2007, May 31, 2006 and May 31, 2005, together with the notes thereto, which appear elsewhere in annual report.  The Company’s consolidated financial statements as of and for the years ended May 31, 2007, May 31, 2006 and May 31, 2005 have been audited by MacKay LLP, Chartered Accountants.

The Company’s consolidated financial information is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different in some respects from U.S. GAAP.  Reference is made to Note 12 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See “Item 17 Financial Statements”.

The selected financial data set forth in the following tables is expressed in Canadian dollars (“$”).

	Fiscal Years Ended May 31
	2007	2006	2005	2004	2003

Revenue (Interest Income)	$ 248,591	$ 348	$ 132	$ 4,519	$ 7,023
Loss from operations	(8,914,612)	(127,576)	(130,755)	(248,849)	(65,001)
Gain on sale of marketable securities	-	-	9,140	-	-
Write-down of marketable securities	-	-	-	-	-

Income (loss) for the period [1]	(8,666,021)	(127,228)	(121,483)	(244,330)	(57,978)
Deficit, beginning of period	(2,668,530)	(2,541,302)	(2,419,819)	(2,175,489)	(2,117,511)
Deficit, end of period [1]	(11,334,551)	(2,668,530)	(2,541,302)	(2,419,819)	(2,175,489)
Income (loss) per share [1]	(0.32)	(0.01)	(0.01)	(0.03)	(0.01)

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

The weighted average outstanding number of Common Shares used to calculate income (loss) per share for the following fiscal periods are: 27,101,104 for the year ended May 31, 2007, 9,620,402 for the year ended May 31, 2006, 9,012,183 for the year ended May 31, 2005, 9,012,183 for the year ended May 31, 2004, and 9,012,183 for the year ended May 31, 2003.

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

Balance Sheet Data:

	Fiscal Year Ended May 31
	2007	2006	2005	2004	2003
Current Assets	$ 22,119,247	$ 20,415	$ 40,788	$ 192,324	$ 245,894
Mineral Properties	13,387,113	1,030,316	1,026,512	969,907	1,098,282
Total Assets	35,624,780	1,053,231	1,069,800	1,164,731	1,346,676
Current/Total Liabilities	955,363	6,097	95,438	68,886	6,501
Share capital	39,351,328	3,715,664	3,515,664	3,515,664	3,515,664
Shareholders’ Equity	34,669,417	1,047,134	974,362	1,095,845	1,340,175

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP.  The effect of these differences on the Company’s financial performance is summarized in the following table.

	May 31	May 31	May 31	May 31	May 31
	2007	2006	2005	2004	2003
Consolidated statement of
operations and deficit
Income (loss) for the year under Canadian GAAP	$(8,666,021)	$ (127,228)	$ (121,483)	$ (244,330)	$ (57,978)
Write off of exploration expenses	-	-	-	100,795	-
Mineral property exploration and development expenditures, net	(5,233,743)	(574)	(78,844)	(25,970)	(20,000)

United States GAAP	(13,899,764)	(127,802)	(200,327)	(169,505)	(77,978)

Gain (loss) per share – US GAAP	(0.51)	(0.02)	(0.02)	(0.02)	(0.01)

Consolidated Balance Sheet
Assets
Mineral Properties
Canadian GAAP	13,387,113	1,030,316	1,026,512	969,907	1,098,282
Mineral property expenditures (cumulative)	(6,078,068)	(844,325)	(843,751)	(764,907)	(839,732)

United States GAAP	7,309,045	185,991	182,761	205,000	258,550

Deficit
Canadian GAAP	(11,334,551)	(2,668,530)	(2,541,302)	(2,419,819)	(2,175,489)
Mineral property expenditures (cumulative)	(6,078,068)	(844,325)	(843,751)	(764,907)	(839,732)
United States GAAP	(17,412,619)	(3,512,855)	(3,385,053)	(3,184,726)	(3,015,221)

Exchange Rate Data

The Company maintains its accounts in Canadian dollars.  The audited financial statements are prepared in accordance with Canadian GAAP.  All references to the dollar herein are to the Canada dollar unless designated as the United States dollar (US$).

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars.  On November 21, 2007, the exchange rate was US$1.00 per $1.0107.  The high and low exchange rates for each month during the previous six months were as follows:

	High	Low
November 1 - 21, 2007	0.9926	0.9066
October 2007	0.9440	1.0012
September 2007	0.9913	1.0583
August 2007	1.0462	1.0830
July 2007	1.0341	1.0701
June 2007	1.0536	1.0760

The following table expresses the average exchange rate for the last five years.  The average exchange rate is based on the average of the noon rates of exchange on the last day of each month during such periods.

	For Years Ended May 31
	2007	2006	2005	2004	2003
Rate at end of Period	1.0699	1.1027	1.2512	1.3666	1.3656
Average Rate during Period	1.1313	1.1738	1.2689	1.3542	1.5525
Low	1.0699	1.0989	1.1775	1.2690	1.3403
High	1.1792	1.2578	1.3970	1.4114	1.6050

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

Even if commercial quantities of minerals are discovered on the Company’s properties, those properties might not be brought into a state of commercial production.  Estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.  Finding mineral deposits is dependent on a number of factors, not the least of which are the technical skills of exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure and resource markets, as well as factors independent of the attributes of the deposit, such as government regulations and metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations, if any, to be unprofitable in any particular period.

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

The Company is also subject to the risks normally encountered in the mining industry, such as:

  unusual or unexpected geological formations;
  fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
  power outages and water shortages;
  cave-ins, land slides, and other similar mining hazards;
  labour disruptions and labour disputes
  inability to obtain suitable or adequate machinery, equipment, or labour;
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

The Company properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects or aboriginal claims.

The Company has not conducted a legal survey of the boundaries of any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  The Company has obtained only limited formal title reports on some of its properties and title to all of its properties may be in doubt.  The Company’s properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment with respect to any of its mineral properties, the Company could lose its property rights and may be required to cease its exploration and development activities on that property.  Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

Mineral operations are subject to government regulations.

The Company’s primary exploration properties are located in the States of Alaska and Nevada.  The federal government of the United States and the governments of the States of Alaska and Nevada regulate mining operations and require mining permits and licenses.  There can be no guarantee that the Company will be able to obtain all necessary permits and approvals from various federal, state, and local government authorities that may be required in order to undertake exploration activities or commence construction or operation of mine facilities on its properties.  Further, there is no guarantee that the federal, state, and local governments will not change the terms and conditions of these permits and licenses, adversely affecting the Company, or that such governments will not completely revoke these licenses, terminating the Company’s property rights and requiring the Company to cease exploration and development activities on one or more of its properties.  If the Company is unable to obtain and maintain any necessary permits, it may be forced to abandon all or a portion of its properties.

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

The business of the acquisition, exploration, and development of mineral properties is intensely competitive.  The Company will be required to compete, in the future, directly with other corporations that have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than the Company.  The Company may encounter competition in acquiring mineral properties, hiring mining professionals or obtaining mining resources, such as manpower, drill rigs, and other mining equipment.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.  Increased competition could also affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to its perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

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

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of its mineral properties.

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

Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations.  Although the Company has raised additional private placement financing in the fiscal year ended May 31, 2007, these funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain necessary financing.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  The Company may never generate any revenues or achieve profitability.

The Company may require additional capital to meet its capital requirements for future fiscal years.

The Company has raised additional private placement financing during the fiscal year ended May 31, 2007, but may not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs.  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

The Company is dependent upon key management employees.

The success of the Company’s operations will depend upon numerous factors, many of which are beyond its control, including (i) the Company’s ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the Company’s ability to attract and retain additional key personnel in sales, marketing, technical support and finance.  Currently, the Company is reliant primarily upon the services of Jeffrey A. Pontius (President and Chief Executive Officer), Russell Myers (Vice-President, Exploration) and Chris Puchner (Chief Geologist).  Each of these individuals has extensive experience in mineral exploration and is fully familiar with the Company’s properties.  There is presently a significant shortage of qualified geologists and mineral exploration personnel available and, therefore, if either of these individuals left the Company, it would be difficult for the Company to replace them with similarly qualified personnel within a reasonable time, which could result in a significant delay in the Company’s ongoing operations, particularly its mineral exploration programs in Alaska and Nevada.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company’s management.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend.  The Company has relied, and may continue to rely, upon consultants and others for operating expertise.

The Company’s growth will require new personnel, which it will be required to recruit, hire, train and retain.

The Company expects significant growth in the number of its employees if it determines that a mine at any of its properties is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management, and the Company’s ability to assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations.  This will be particularly critical if the Company decides not to use contract miners at any of its properties.  There is no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company has limited experience with development stage mining operations.

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available, the necessary expertise when and if it places a property into production.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies.  In particular, Messrs. Van Alphen, Talbot and Kinley and Ms. Ritchie are directors and/or officers of Cardero Resource Corp., a public natural resource exploration company that holds approximately 7.56% of the Common Shares, and Mr. Guenther is an officer of AngloGold Ashanti Americas, Inc., an affiliate of AngloGold Ashanti (U.S.A.) Exploration Inc., (both indirect subsidiaries of AngloGold Ashanti Limited) which holds approximately 15.12% of the Common Shares.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.  The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

Risks Relating to an Investment in the Securities of the Company

Stock market price and volume volatility.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Common Shares can also be expected to be subject to volatility resulting from purely market forces over which the Company has no control.  Further, despite the existence of a market for trading the Common Shares in Canada in the United States, stockholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the stock.

Dilution through the granting of options.

Because the success of the Company is highly dependent upon the performance of its directors, officers, employees and consultants, the Company has granted, and will in the future grant, to some or all of its directors, officers, employees and consultants, options to purchase its Common Shares as non-cash incentives.  Those options may be granted at exercise prices below those for the Common Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

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

The Company may experience difficulty complying with its upcoming obligations under the Sarbanes-Oxley Act of 2002.

While the Company believes it has adequate internal control over financial reporting, it is required to evaluate its internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.  Any adverse results from such evaluation could result in a loss of investor confidence in the Company’s financial reports and have an adverse effect on the price of the Company’s shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company, as a non-accelerated filer, expects that beginning in its annual report for the year ended May 31, 2008, it will be required to furnish a report by management on its internal controls over financial reporting.  Such report will contain among other matters, an assessment of the effectiveness of the Company’s internal control over financial reporting, including a statement as to whether or not its internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in the Company’s internal control over financial reporting identified by the Company’s management.  Starting with the Company’s annual report for the year ended May 31, 2008, such report must also contain a statement that the Company’s auditors have issued an attestation report on the Company’s management’s assessment of such internal controls.  Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, the Company’s management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

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

Investors in the Common Shares that are U.S. taxpayers should be aware that the Company may be a passive foreign investment company under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If the Company is or becomes a PFIC, generally any gain recognized on the sale of Common Shares and any excess distributions (as specifically defined under “U.S. Federal Income Tax Considerations”), paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayers holding period for Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a Qualified Electing Fund (a “QEF”) election with respect to his or her investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s net capital gain and ordinary earnings (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in the event that it is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a mark-to-market election if the Company is a PFIC and Common Shares are marketable stock (as specifically defined under “U.S. Federal Income Tax Considerations”).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "a penny stock".  Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share.  The market price of the Common Shares over the year ended December 31, 2006 and through November 23, 2007 was consistently below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

The Company was incorporated pursuant to the Company Act of British Columbia under the name “Ashnola Mining Company Ltd.” on May 26, 1978.  The Company’s name was changed to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed to “International Tower Hill Mines Ltd.” on March 15, 1991.  The Company has been transitioned under, and is now governed by, the BCBCA.

The Company has three subsidiaries:

(a)

Talon Gold Alaska, Inc., incorporated in Alaska on June 27, 2006, which holds all of the Company’s Alaskan properties (“Talon Alaska”) and is 100% owned by the Company;

(b)

Talon Gold (US) LLC, a limited liability company formed in Colorado on June 27, 2006 (“Talon LLC”), which carries on all of the Company’s mining operations and is wholly owned by Talon Alaska; and

(c)

Talon Gold Nevada, Inc., incorporated in Nevada on April 9, 2007, which holds all of the Company’s properties in Nevada (“Talon Nevada”) and is 100% owned by the Company.

The Common Shares are publicly traded on the TSXV under the trading symbol “ITH”, the American Stock Exchange under the trading symbol “THM” and on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

The Company’s head office is located at Suite 1901 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.  The Company’s head office phone number is 604.683.6332 and the fax number is 604.408.7499.  The Company’s registered and records office and address for service is Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.

Business Objectives

The Company’s principal business carried on and intended to be carried on by it is the acquisition and exploration of natural resource properties.  The Company intends on expending its existing cash resources to carry out exploration on its currently held mineral properties, to pay for administrative costs during the fiscal year ending May 31, 2008, and for working capital.  The Company may also decide to acquire other property interests in addition to mineral property interests currently held by it.

4.B

Business Overview

Since the Company’s inception in 1978, it has been in the business of acquiring, exploring and evaluating interests in mineral properties.  Current property interests are held for the purposes of exploration for precious and base metals.

The Company’s properties in Alaska and Nevada are all in the exploration stage, with no established mineral reserves.  The Company is presently carrying out, or has just completed, exploration programs on a number of its mineral properties.  In general, the work programs consist or consisted of geological and geochemical mapping, soil and rock chip sampling, airborne geophysical surveys, trenching and diamond drilling.  During the fiscal year ended May 31, 2007, the Company spent approximately $6,121,587 on its mineral properties, including land maintenance and tenure costs.

All of the Company’s currently proposed exploration is under the jurisdiction of the States of Alaska or Nevada.

In Alaska, low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling do not require any permits.  The State of Alaska requires an APMA (Alaska Placer Mining Application) exploration permit for all substantial surface disturbances such as trenching, road building and drilling.  These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on the environment.  The permitting process for significant disturbances generally requires 30 days for processing and all work must be bonded.  Although the Company has never had an issue with the timely processing of APMA permits there is no assurances that delays in permit approval will not occur.  Due to the northern climate, exploration work is some areas of Alaska can be limited due to excessive snow cover and cold temperatures.  In general, surface sampling work is limited to May through September and surface drilling from March through November, although some locations afford opportunities for year round exploration operations.  Mining is conducted in a number of locations in Alaska on a year round basis, both open pit and underground.

In Nevada, as in Alaska, initial stage surface exploration does not require any permits.  Notice-level exploration permits (less than 5acres of disturbance) are in place through the U.S. Bureau of Land Management for the Painted Hills and North Bullfrog Projects to allow for drilling.  The Painted Hills permit allows for 2.13 acres of disturbance and was approved in June, 2007.  A reclamation bond of US$12,704 is in place with the BLM.  The North Bullfrog permit allows for 2.45 acres of disturbance and was approved in October, 2006; the reclamation bond is US$18,452.  Additional permitting with the BLM and other agencies is underway at North Bullfrog to allow for more drill sites, and these additional permits are expected to be obtained in January of 2008.  In general, exploration activities in Nevada can be carried out on a year-round basis, although some such activities may be adversely affected by the winter climate. Mining is conducted in Nevada on a year round basis, both open pit and underground.

Currently, there are no environmental regulations in either Alaska or Nevada that impact the Company because it is still in the exploration stage.  Reclamation work, that is, work done to restore the property to its original state, is believed to be minimal because the Company’s operations have virtually no environmental impact.  Any remedial environmental reclamation work consists of slashing underbrush so that wildlife movement is not hampered and basic re-seeding operations.

Alaska Property Acquisitions

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

As further consideration for the transfer of the Assets, the Company granted to AngloGold a 90-day right of first offer with respect to the Sale Properties and any additional mineral properties in which the Company acquires an interest and which interest it proposes to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.  In addition, the Company agreed to indemnify AngloGold from and against any liabilities related to the Sale Properties, to assume obligations with respect to all underlying agreements, holding costs, property taxes and government rentals and all permitting and bonding requirements related to the Sale Properties. The Company also agreed to purchase the Sale Properties on an “as is”, where is” basis and to assume responsibility and indemnify AngloGold for all environmental liabilities.

On the closing of the acquisition of the Assets, the Company entered into option/joint venture agreements with AngloGold with respect to two additional mineral projects in Alaska held by AngloGold, referred to as the LMS (61 sq. kilometres) and Terra (118 sq. kilometres) properties (the “Optioned Properties”).

With respect to the LMS property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of US$3.0 million within four years, of which the Company committed to incur minimum exploration expenditures of US$1.0 million during the 2006 calendar year and, in order to maintain the option, of US$750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US$4.0 million in exploration expenditures over a further two years.

With respect to the Terra property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of US$3.0 million within four years, of which The Company has committed to incur minimum exploration expenditures of US$500,000 during the 2006 calendar year and, in order to maintain the option, of US$750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US$4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further expenditures or its interest in the property will be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

AngloGold funded the property and exploration program expenditures on the Sale Properties and the Optioned Properties from July 1, 2006 until the closing of the Acquisition on August 4, 2006 and, as required by the AngloGold Agreement, the Company have reimbursed AngloGold for all such expenditures in the aggregate amount of US$478,093.

To July 1, 2006, AngloGold incurred approximately US$1.4 million in acquisition costs and exploration expenditures on the Sale Properties and approximately US$2.4 million in acquisition costs and exploration expenditures on the Optioned Properties.

For details of the Sale Properties and the Optioned Properties, see Item 4.C - “Property, Plant and Equipment – Alaskan Mineral Properties”.

Nevada Property Acquisitions

On March 15, 2007, the Company signed of two binding letters of intent with Redstar Gold Corp. of Vancouver, B.C., pursuant to which the Company can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in Nevada.  The Company can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.

•

North Bullfrog: To earn its initial 60% interest, the Company must make total payments of US$190,000 and incur total expenditures of US$4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of US$20,000 on TSXV acceptance (paid) plus exploration expenditures of US$500,000.  The second payment of US$30,000 is due in 18 months.

•

Painted Hills: To earn its initial 60% interest, the Company must make total payments of US$170,000 and incur total expenditures of US$2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of US$20,000 on TSXV acceptance (paid) plus exploration expenditures of US$250,000.  The second payment of US$20,000 is due in 18 months.

•

The Company is also required to issue an aggregate of 20,000 Common Shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011, so long as the Company is earning into at least one of the North Bullfrog or Painted Hills projects.

Private Placements

On May 9, 2007 the Company completed a brokered private placement of 6,104,500 units (each, a “Unit”) at a price of $2.40 per unit for gross proceeds of $14,650,800 (approximately US$13.24 million).  Each Unit consisted of one Common Share and one transferable common share purchase warrant (“Warrant”).  Each Warrant entitles the holder, on exercise, to purchase one additional Common Share at a price of $3.00 until May 9, 2009, provided that if, over any period of 20 consecutive trading days between September 10, 2007 and May 9, 2009, the daily volume weighted average grading price of the Common Shares on the stock exchange where the majority of the trading volume in the Common Shares occurs exceeds $4.50 on each of those 20 consecutive trading days, the Company may, within 30 days of such an occurrence, give written notice (the “Early Expiry Notice”) to all Warrant holders stating that the Warrants will (unless exercised) expire on the 30th day following the giving of the Early Expiry Notice (unless the 30th day is not a business day in Vancouver, in which case the Warrants will expire on the next day that is a business day) (the “Early Expiry Date”).  If an Early Expiry Notice is given, all unexercised Warrants will then expire on the Early Expiry Date.  The agents in the brokered placement received a commission of 7% of the gross proceeds of the Offering, payable in a combination of cash ($516,715.20) and 212,242 commission units.  Each commission unit has the same attributes as a Unit, except that the warrants are non-transferable.  In addition, the agents received 488,360 compensation options, each compensation option entitling the holder to purchase one Common Share at a price of $2.70 until May 9, 2009.  The Company also paid the agents’ costs and expenses of the Offering.

Also on May 9, 2007, the Company completed a non-brokered private placement of 1,200,000 units (each, a “NB Unit”)at a price of $2.40 per NB Unit for gross proceeds of $2,880,000 (approximately US$2.6 million).  Each NB Unit consisted of one Common Share and one transferable common share purchase warrant (each, a “NB Warrant”).  Each NB Warrant entitles the holder to acquire one additional Common Share at a price of $3.00 until May 9, 2009.

The proceeds from the placements have been, and will be used, for acquisition payments and exploration programs on the Company’s Alaska and Nevada properties in the fiscal year ending May 31, 2008 and for the balance of calendar 2008, for future property acquisitions and exploration programs on such properties, and for working capital.

On August 4, 2006, the Company completed a non-brokered private placement of 7,999,718 units (each, a 2006 NB Unit”) at a price of $0.56 per 2006 NB Unit for gross proceeds of $4,479,842 (approximately US$3.975 million).  Each 2006 NB Unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant (each, a “2006 NB Warrant”) entitles the holder, on exercise, to purchase an additional Common Share at a price of $1.00 until August 4, 2008.  Cardero Resource Corp., a public company headquartered in Vancouver, B.C. (“Cardero”), purchased 4,000,000 2006 NB Units in this placement.

On August 4, 2006, the Company also completed a brokered private placement of 5,599,605 units (each, a “2006 B Unit”) at a price of $1.25 per 2006 B Unit for gross proceeds of $6,999,506 (approximately US$6.21 million).  Each 2006 B Unit consisted of one Common Share and one-half of a transferable common share purchase warrant.  Each whole warrant (a “2006 B Warrant”) entitles the holder to acquire one additional Common Share at a price of $1.50 until August 4, 2008.  The agent in the brokered placement received a commission of 349,123 units having the same terms as the 2006 B Units.  In addition, the agent received 498,748 compensation options.  Each compensation option entitles the agent to purchase one Common Share at a price of $1.30 until August 4, 2008.  The agent was also paid a corporate finance fee of $15,000.

The proceeds from these placements were used primarily to fund the proposed 2006 and 2007 exploration programs on the Sale Properties and the Optioned Properties (including the reimbursement to AngloGold for expenditures since July 1, 2006), and for working capital.

4.C

Organizational Structure

4.D

Property, Plant and Equipment

The Company’s activities are focused on the exploration of its currently held mineral property interests and the evaluation and possible acquisition of additional mineral properties.  As of the date of this Annual Report, the Company does not have any material plant and equipment (other than field exploration equipment and two pickup trucks), mines or producing properties.  The Company’s proposed exploration programs are all exploratory in nature and all of its properties are without known reserves.

The Company’s principal assets are its interests in unproven mineral properties.  Under Canadian GAAP, option payments and exploration and field support costs directly relating to mineral properties are deferred until the properties to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the ore body following commencement of production or written off if the property is sold or abandoned.  Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The mineral properties in which the Company has an interest are located in Alaska and Nevada.  As at November 21, 2007, the Company held interests in 12 mineral properties – the 7 Sale Properties acquired from AngloGold under the AngloGold Agreement, the 2 Optioned Properties held under option from AngloGold, 1 additional property in Alaska acquired directly by the Company following the closing of the acquisition from AngloGold, and 2 mineral properties in Nevada.

Alaskan Mineral Properties

The Company presently holds interests in 11 mineral properties in the State of Alaska (Figure 1).

Figure 1:  Location Map of the Company’s Alaskan Mineral Properties

Sale Properties

Livengood

The Livengood property consists of:

1.

20 United States Federal unpatented lode mining claims (177 hectares) held under lease by the Company from two individuals,

2.

one lease with the State of Alaska Mental Health Land Trust for 1436 hectares,

3.

one lease with two entities for 169 State mining claims (2,668 hectares),

4.

one lease with five individuals for 1 patented lot (20 hectares),

5.

one lease with one individual for 6 Federal claims (48 hectares)

The total land package is 1,858 hectares held by the Company.

Details of the property tenures are as follows:

1.

Federal unpatented lode mining claims:  Lease dated April 21, 2003 having a term of 10 years and so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Advance royalties of US$50,000 are payable on or before April 21, 2007, and each subsequent anniversary until production commences.  The Company will pay a net smelter return production royalty of 2% or 3% (depending upon the gold price).  The production royalty may be reduced by 1% (to 1% or 2%) upon payment of US$1,000,000.  The lease may be terminated at any time upon notice by the Company.

2.

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

3.

Alaska State mining claims:  Binding Letter of Intent to Lease dated September 11, 2006, which provides for a Lease having an initial term of 10 years and so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Lease payments of US$50,000 per year are payable for years 2 to 5 and US$100,000 per year for years 6 to 10.  Work expenditures of US$100,000 in year 1, US$200,000 per year in each of years 2 to 5 and US$300,000 per year in years 6 to 10 are required.  The Company will pay a net smelter return production royalty of 2% to 5% (depending upon the gold price).  The interest of the Lessors (including the production royalty) may be purchased at any time for US$10,000,000.  The lease may be terminated at any time upon 30 days notice by the Company.

4.

Patented Lot: Lease is dated January 18, 2007 and covers three patented federal claims.  The initial term is ten years, and for so long thereafter as the Company pays the Lessors the minimum royalties required under the lease.  The lease required a bonus payment of US$10,000 on signing (paid), and minimum royalties of US$10,000 on or before January 18, 2008, US$10,000 on or before January 18, 2009, US$10,000 on or before January 18, 2010 and an additional US$20,000 on or before each of January 18, 2011 through January 18, 2016 and an additional US$25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties).  An NSR production royalty of 3% is payable to the Lessors.  The Company may purchase all interest of the Lessors in the Leased property (including the production royalty) for US$1,000,000 (less all minimum and production royalties paid to the date of purchase), of which US$500,000 is payable in cash over 4 years following the closing of the purchase and the balance of US$500,000 is payable by way of the 3% NSR production royalty.

5.

6 Federal claims: Lease is dated March 28, 2007 and covers two unpatented federal lode mining claims and four unpatented federal placer claims.  The lease has an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out.  The Lease requires payment of advance royalties of US$3,000 on execution (paid), US$5,000 on or before March 28, 2009, US$10,000 on or before March 28, 2010 and an additional US$15,000 on or before each subsequent March 28 thereafter during the initial term (all of which minimum royalties are recoverable from production royalties).  The Company is required to pay the lessor the sum of US$250,000 upon making a positive production decision.  An NSR production royalty of 2% is payable to the lessor.  The Company may purchase all interest of the lessor in the leased property (including the production royalty) for US$1,000,000.

The Livengood property is located approximately 110 kilometres northwest of Fairbanks, Alaska in the Tolovana Mining District within the Tintina Gold Belt.  The property straddles the paved Elliot Highway.  The project area is covered with a network of existing dirt roads and trails facilitating exploration access.

The main area of interest at Livengood is centered on a hill named Money Knob.  The property has been prospected and explored by several companies and private individuals since the 1970s.  Past exploration data is not available except from the most recent work conducted by AngloGold.  Geochemical surveys by AngloGold in 2003 and 2004 outlined an approximately 1.6 x 0.6 kilometre area with highly anomalous gold in soil.  Furthermore, scattered anomalous samples occur along strike to the northeast and southwest for an additional 2.0 and 1.6 kilometres, respectively.  Subsequently, a campaign of eight reverse circulation drill holes was conducted in 2003 and a further 4 diamond core holes were drilled in 2004.  Favourable results from these holes include wide intervals of gold mineralization (Hole BAF-7: 133.5 metres @ 1.10 g/t gold and Hole MK-04-03: 100.58 metres @ 0.5 g/t gold).  Following this work by AngloGold, the Company began exploration for a stratabound gold deposit.  Results to date have defined a large, bulk tonnage deposit hosted in thick volcanic units such as hole MK07-07:  95 metres @ 1.6 g/t gold and more recently discovered calcareous sediment hosted deposits such as hole MK07-18: 8.8 metres @ 10.0 g/t gold and 8.5 metres @ 9.6g/t gold (Table 1).

Mineralization consists of gold in multiple stages of quartz veins associated with variable amounts of pyrite, arsenopyrite, stibnite, and minor to trace amounts of other sulfides as well as disseminated gold in both the volcanic and sedimentary rocks.  Vein and disseminated mineralization are spatially and possibly genetically associated with dikes and sills of monzonite, diorite, and syenite composition.  The surrounding host rocks consist of a three, thrust-bounded assemblages.  Lowest is the Late Proterozoic – early Paleozoic Amy Creek assemblage of basalts and sediments.  It is structurally overlain by a Devonian shale, calcareous siltstone and carbonate which, in turn, is over thrust by Cambrian ophiolite sequence.  The entire package was intruded at 90 million years ago, an age consistent with gold mineralization throughout the Tintina Gold Belt.

Since the acquisition of the project from AngloGold, the Company has carried out an exploration program, including completing approximately 6,000 additional metres of diamond drilling.  Approximately half of this drilling was completed between June and October of 2007 and has generally intersected higher grade and thicker mineralization than previously encountered.  The results to date have defined an area, approximately 1.5 by 1 kilometres, of gold mineralization that remains open.  Within this core area every drill hole completed has intersected gold mineralization over broad zones with the overall average thickness of mineralized material above 0.25 g/t gold of approximately 80 metres with an average grade of 0.87 g/t gold (Tables 1 and 2).  Within this open ended zone of gold mineralization a number of areas exist with higher grades (exceeding 1 g/t gold).

The project has had no definitive metallurgical work, although preliminary work on deeper sulphide mineralization in the volcanics indicates that gold occurs as native gold associated with the pyrite phase of mineralization.  The gold commonly occurs as individual grains or as embayments or, less commonly, as inclusions in the sulphide grains, with preliminary cyanide solubility of approximately 60% from this un-oxidized material.  Additional test results from a broader spectrum of ore types, including the oxide ores, are pending.

Based on the results the Company is planning a resource definition drilling program for the Livengood deposit in calendar 2008 of 50,000 metres of reverse circulation drilling (approximately 150 drill holes), with a preliminary budget of approximately $7,000,000.  In addition, the Company is expanding its gold characterization work to gain a clearer understanding of the gold extraction characteristics of the deposit as a whole.  The Company will also begin collection of baseline environmental data.

Table 1 Summary of all Livengood drill holes in Core target area

Hole ID	Total Length (metres)	Length Mineralized (metres) *	Average Gold Grade (Mineralized Section)	% of hole Mineralized
MK-07-25	330.40	25.91	0.65	8%
MK-07-24	372.16	76.40	0.60	21%
MK-07-23	290.17	154.84	0.77	53%
MK-07-22	382.83	144.92	0.74	38%
MK-07-21	309.98	128.31	0.76	41%
MK-07-20	244.30	149.94	0.88	61%
MK-07-19	436.17	168.09	0.61	39%
MK-07-18	301.14	141.18	2.01	47%
MK-07-17	421.84	93.48	0.65	22%
MK-07-16	332.84	74.03	0.58	22%
MK-07-15	281.64	133.09	1.07	47%
MK-07-14	44.81	16.06	0.56	36%
MK-07-13	351.13	162.93	0.63	46%
MK-07-12	282.85	41.89	1.07	15%
MK-06-08	288.34	44.02	0.83	15%
MK-06-07	276.45	127.14	1.44	46%
MK-06-06	205.44	16.54	0.70	8%
MK-06-05	305.10	41.60	0.69	14%
MK-04-04	137.77	22.62	0.61	16%
MK-04-03	208.79	103.72	0.69	50%
MK-04-02	305.71	77.55	0.75	25%
MK-04-01	109.73	13.71	1.63	12%
BAF-8	152.40	65.80	0.80	43%
BAF-7	304.80	190.20	0.96	62%
BAF-6	134.10	70.10	0.53	52%
BAF-5	189.90	50.30	0.43	26%
BAF-4	216.40	108.30	0.58	50%
BAF-3	150.90	32.20	0.62	21%
BAF-2	152.40	24.40	0.48	16%
BAF-1	213.40	68.50	0.74	32%
* Criteria - intervals included in sum have less than 3 metres of internal waste & cutoff grade of 0.25g/t gold

The primary target on the Livengood Project is Cretaceous intrusion-related gold system, hosted in Devonian sediments and volcanics.  Mineralization appears confined below an overlying thin thrust fault block with a strong surface geochemical gold anomaly covering approximately 4 square kilometres.  The system, as currently characterized, appears to have potential for a large, near surface, low-grade bulk-mineable deposit.

Recent drilling (see Table 2) on the Livengood continued to expand the volcanic hosted gold mineralization (hole MK07-15 returned 71.4 metres @ 1.0 g/t gold) as well as defining a new style of sediment hosted gold mineralization (as seen in hole MK07-15, which returned 28.4 metres @ 1.7 g/t gold).  Further work targeting the sediment hosted mineralization in June and July 2007 returned additional higher grade sediment hosted intervals (hole MK07-18 returned 8.8 metres @ 10.0 g/t and 8.5m @ 9.6 g/t gold). Two holes drilled as eastern step outs encountered significant thicknesses of gold mineralization, with 155 metres at 0.77 g/t gold in hole MK07-23 and 145 metres at 0.74 g/t gold in hole MK07-22, respectively (Table 1).  In addition, step out holes (drilled approximately 400 metres south of the core zone) have also intersected gold mineralization, returning 76 metres at 0.6 g/t gold in hole MK07-24 and 26 metres at 0.65 g/t gold in hole MK07-25.

Table 2 – Detailed Recent Livengood Drill Results

Hole ID	From (m)	To (m)	Length (m)	Grade (g/t Gold)	Target
MK-07-12	79	82.4	3.4	3.75	Volcanic Hosted Zone
	109.9	119.9	10	1.49	Volcanics Faulted off at 119m
MK-07-13	10.2	16.7	6.5	1.26	Sediment Hosted Zone
	97.8	104.3	6.6	1.17	Volcanic Hosted Zone
	115.8	120.1	4.3	1.55	"
	283.9	290.7	6.8	1.12	Lower Volcanic Hosted Zone
MK-07-14	34.7	44.8	10.1	0.62	Lost Hole in Fault Zone
MK-07-15	32.8	61.2	28.4	1.66	Sediment Hosted Zone
	79.9	151.3	71.4	0.99	Volcanic Hosted Zone
	88.3	103.8	15.5	2.06	"
MK-07-16	188.3	195.2	6.9	1.15	Sediment Hosted Zone
MK-07-17	117.6	154.6	37	0.82	Volcanic Hosted Zone
MK-07-18	13.8	20.4	6.6	1.22	Sediment Hosted Zone
	67.5	68	0.5	5.33	"
	77.3	86.1	8.8	9.95	"
	93.7	102.2	8.5	9.64	"
	121.3	199.9	78.6	1.09	Volcanic Hosted Zone
MK-07-17	117.6	154.6	37	0.82	"
MK-07-18	13.8	20.4	6.6	1.22	Sediment hosted Zone
	67.5	68	0.5	5.33	"
	77.3	86.1	8.8	9.95	"
	93.7	102.2	8.5	9.64	"
	121.3	199.9	78.6	1.09	Volcanic hosted Zone
MK-07-19	32.2	40.2	8	0.55	Upper sediment-hosted zone
	45.5	53	7.5	1.49	"
	71.3	78	6.7	1.24	"
	119.3	133.2	14	0.48	"
	142.9	147.8	4.9	1.06	"
	179.5	188.1	8.6	0.55	Main volcanic zone
	189.4	200	10.6	0.54	"
	285.3	295.4	10.1	0.57	"
	331.7	361	29.3	0.6	"
	373.3	379.2	5.9	0.6	"
MK-07-20	22.7	37.2	14.5	0.42	Upper sediment-hosted zone
	42.1	59.1	17.1	1.07	"
	70.7	89	18.3	0.67	"
	127.1	185.1	58	1.19	“
	127.1	130.6	3.5	7.33	Upper sediment-hosted zone
	147.8	154.2	6.4	2.69	Main volcanic zone
	190.1	195.1	5	0.75	Lower sediment zone
	196	210.6	14.6	0.81	"
MK-07-21	4.6	10.9	6.3	2.43	New Upper plate zone
	4.6	6.6	2	6.19	"
	24.6	36.6	12	0.38	Upper sediment-hosted zone
	57.1	61.9	4.9	1.18	"
	135	151	16	1.08	Main volcanic zone
	165.5	178.1	12.6	0.71	"
	185	198.4	13.4	0.54	"
	253.6	281.1	27.5	0.61	"
MK-07-22	67.4	73.5	6.1	2.35	Sediment hosted
	79.6	111.8	32.2	0.75	“
	142.8	145.1	2.4	2.94	“
	151.7	154.8	3.2	1.23	“
	310.3	363.2	52.9	0.60	Volcanic hosted
MK-07-23	75.7	79.0	3.3	3.61	Sediment hosted "
	101.1	104.2	3.1	2.00	"
	126.4	155.5	29.1	0.65	"
	164.1	170.8	6.7	0.75	Volcanic hosted
	187.8	251.2	63.4	0.78	"
MK-07-24	146.60	149.95	3.3	1.36	Sediment hosted
	154.00	158.90	4.9	0.96	"
	183.36	206.01	22.7	0.49	“
MK-07-25	14.6	20.5	5.9	0.65	Upper Plate
	233.3	237.1	3.9	0.74	Intrusives
	295.3	303.4	8.1	0.47	Intrusives

(Intercepts calculated using 0.25g/t gold cut-off, only intercepts with grater than 5 gram-meters included)

The ongoing work has expanded the gold mineralization on the Livengood project and formed the foundation for the initial resource study which will begin near the end of calendar 2007, at which time it is anticipated that all the drilling results from the 2007 drilling program (which continued through October) will have been received.

There is no significant physical plant or equipment at Livengood.  The Livengood property is without known reserves, and the Company’s exploration programs at Livengood are exploratory in nature.

Chisna

The Chisna property consists of approximately 998 Alaska State mining claims (approximately 29,411 hectares) located in the Chitina Recording District in the eastern Alaska Range and owned 100% by the Company. The copper-gold-silver mineralization on the Chisna project is hosted in volcanic and intrusive rocks. A number of the target areas have associated historic placer gold deposits although the area has had only very limited past surface exploration for its hard rock potential.

During the 2006 field season, the Company carried out a reconnaissance scale geochemical sampling program.  Reconnaissance scale geochemical sampling from a number of highly altered zones has defined a large open-ended target area in the main, or northwest, part of the Chisna claim block, covering approximately 25 square kilometres, within which anomalous copper, gold and silver values occur.  A total of 73 rock samples collected from this area averaged 0.19% copper, 0.33 g/t gold and 2.8 g/t silver, with 21 of these samples exceeding 200 ppm copper and averaging 0.6% copper, 1.06 g/t gold and 8.2 g/t silver.  The range of the 21 samples was from 3ppm to 3.7% copper and 2 ppb to 12.2 g/t gold, with high values of 3.7% copper, 0.03g/t gold and 46.7 g/t silver and 0.75% copper, 12.2 g/t gold and 6.5 g/t silver.

The average values from all of the soil samples taken on the project by the Company (87 samples covering three areas approximately 3.5 kilometres apart) equalled 230 ppm copper, 31 ppb gold and 0.5 ppm silver, with a range of from 31 to 1,955 ppm copper, 2 to 255 ppb gold and 0.1 to 2.4 ppm silver.  Regional silt sampling results from 90 samples covering a much larger area along the mineralized trend returned average values of 182 ppm copper, 20 ppb gold, 0.4 ppm silver and 253 ppm zinc, with a range of from 43 to 804 ppm copper, 2 to 145 ppb gold, 0.1 to 2.5ppm silver and 66 to 6,850 ppm zinc.  Preliminary reconnaissance scale geologic work indicates the copper-gold-silver mineralization at the Chisna property is multiphase and may be related to the distal phase of an intrusive associated system to the west.

Based on the positive results from the 2006 work a surface exploration program was undertaken in 2007 including a regional sampling and follow-up of earlier anomalies.  This work yielded a new gold-copper porphyry discovery in the south eastern section of the Company’s large land position (referred to as the “SE Target”).  The new zone of mineralization appears to be related to a porphyry system with a gold-rich upper zone transitioning into a copper-gold zone at depth.  Historic placer gold mining has occurred from creeks draining the target area.  Preliminarily sampling has returned anomalous gold and copper values from surface soil and rock chip sampling which covers an area of approximately 1 square kilometre presently centred on a partially exposed mineralized porphyry system.  Mineralization is open in all directions.  Initial rock samples from this area average 2.9 g/t gold and 0.68% copper (see Figure 2 and Table 3).  The soil data for gold and copper are shown in Table 4.

In addition to the surface sampling program, the Company carried out a Fugro airborne magnetic/electrical survey over the Chisna property. The survey data has produced results consistent with the presence of a large porphyry system in the central part of the Chisna claim block.  This feature is coincident with a strong copper-gold-silver anomaly developed from the Company’s 2006 exploration work.  In addition, the survey has highlighted the full extent of a mafic intrusive body three kilometres to the north which has generated strong nickel stream silt anomalies as well as being the postulated source of the platinum mineralization that has been mined from placer deposits draining the feature.  Based on the results of the survey, the Company staked an additional 48 square kilometres in the Chisna project area.

The survey covered an area of 120 square kilometres on 200 metre line spacing.  The data has revealed a strong circular magnetic anomaly (referred to as the “5950 target”) located between the Company’s POW and Hill 5950 prospects.  This feature coincides with a number of rock chip samples which assayed greater than 0.25% copper.  Geological mapping by the State of Alaska in 1966 identified a diorite outcrop within the core of the 5950 target.  The surrounding rocks are andesites and dacites which show broad areas of pyritic alteration at both POW and Hill 5950.  The Company interprets the 5950 target as a potential porphyry system with the circular magnetic high representing alteration around the margin of the main intrusive body.  The survey has also given much clearer definition to the large Miller Gulch intrusive complex which lies immediately to the north of 5950 target.  Mafic and ultramafic apophyses of this complex outcrop in the area and historical studies by the US Bureau of Mines suggests that this complex is the source of platinum mineralization found in the gold placers which drain the target area.  In addition, new stream silt data gathered by the Company from the Miller Gulch target area are anomalous in nickel, indicating potential for a sulphide nickel deposit.

Figure 2: Chisna property gold and copper values.

Table 3 - Summary of 2007 rock samples (greater than 0.5 g/t gold)

n = 12	Cu %	Au ppm	Ag ppm	Pb ppm	Zn ppm	Mo ppm	Bi ppm
Max	7.11	9.16	79.00	849	1700	36	107
Min	0.00	0.65	0.33	4	7	0	2
Average	0.68	2.96	12.57	133	364	10	19

Table 4  - Summary statistics from Chisna SE Prospect (soils with greater than 100ppb Gold)

n = 63	Cu ppm	Au ppm	Ag ppm	Pb ppm	Zn ppm	Mo ppm	Bi ppm	As ppm	Sb ppm	Te ppm
Maximum	5840	2.78	10.10	245	237	72	156.0	655	27.3	90.9
Minimum	52	0.10	0.15	9	40	1	0.3	5	0.6	0.1
Average	517	0.48	1.26	36	87	9	6.3	36	4.0	3.7

The Company’s Chisna belt has never been systematically explored with modern exploration techniques and represents a regional scale, porphyry relate gold-copper exploration opportunity.  The encouraging results from the 2007 work were followed up with a further airborne geophysical survey in the late fall, and results are pending.  The Company plans an initial drilling program to test a variety of porphyry related targets in the summer of 2008.  The anticipated budget for the 2008 exploration program at Chisna is $1,000,000.

There is no significant physical plant or equipment at Chisna.  The Chisna property is without known reserves, and the Company’s exploration programs at Chisna are exploratory in nature.

Coffee Dome

The Coffee Dome property consists of 10,260 hectares, as follows:

1.

State mining claims owned by the Company (4,145 hectares)

2.

Lease with individual for 6 State mining claims

3.

Lease with University of Alaska for 1,164 hectares.

Details of the property tenures are as follows:

1.

State claims under Lease: The lease is dated August 11, 2005 and has an initial term of 20 years and for so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Advance minimum royalties of US$50,000 are payable on or before August 11, 2007 and each subsequent anniversary until production commences.  The Company is required to pay the Lessor US$500,000 upon the Company making a positive production decision.  The Company will pay a net smelter return production royalty of between 0.5% and 5% (depending upon the gold price) with respect to the leased lands and between 1% and 3% on certain lands within a defined area of interest surrounding the leased lands.  The production royalty may be reduced by 1% upon payment of US$4,000,000 or by 0.25% (with respect to certain of the area of interest lands) upon payment of US$2,000,000.  The lease may be terminated at any time upon notice by the Company.

2.

University Lease: The key terms of the Exploration/Mining Lease option agreement with the University and any resulting Mining Lease, are as follows:

Exploration Agreement: In order to maintain the option to lease in good standing, the Company is required to pay the University US$117,500 over five years (US$15,000 first year) and incur exploration expenditures totalling US$400,000 over five years (US$25,000 commitment for the first year).  If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of the Company.  The Company is also responsible for all taxes and assessments on the lands subject to the option to lease.

Mining Lease: At any time during the option period, the Company has the right to enter into a mining lease over some or all of the lands subject to the option.  The mining lease will have an initial term of 15 years and for so long thereafter as commercial production continues and requires escalating advance royalty payments of US$30,000 in year 1 to US$150,000 in year 9 and beyond.  Advance royalty payments are credited against 50% of production royalties.  The Company is also required to incur escalating minimum mandatory exploration expenditures of US$125,000 in year 1 to US$350,000 in year 5 and beyond and to deliver a feasibility study within 10 years of the commencement of the lease.  Upon the commencement of commercial production, the Company is required to pay a sliding scale net smelter return royalty of from 3% (US$300 and below gold) up to 5% (US$500 and up gold).  The Company will also pay a sliding scale net smelter return royalty of from 0.5% (US$450 and below gold) to 1% (US$450 and above gold) on any federal or Alaska state claims staked by the Company or its affiliates within a 2 mile area of interest surrounding the University land (not including the Company’s existing leased claims).

The target at Coffee Dome is high-grade gold-arsenic-bismuth-tellurium vein-style mineralization.  The completion of the University of Alaska exploration agreement, and the addition of the lands subject to that agreement to the project, has expanded the target at Coffee Dome such that it now includes a number of strong gold in soil anomalies over at least 3 kilometres of strike length.

Exploration in 2007 at Coffee Dome entailed a program of trenching and soil sampling, carried out in July 2007.  The trenching exposed a number of altered structural zones (for which assays are pending).  The trenches provided much needed insights into the structural controls on the high grade vein development at Coffee Dome.  It now appears that mineralization is controlled by veining in both high angle and low angle faults in a transpressional structural environment. The thickest veins are flat-lying and developed in the low angle faults.  These veins may be quite different from the mineralization encountered on the University of Alaska ground where stockwork veining has been found in more quartzitic rocks.  In addition to the trenching a new soil anomaly, called the Miller Anomaly, has been developed about 2 kilometres to the northwest of the known University of Alaska anomaly.

Although the Coffee Dome project was scheduled to be drilled in 2007, the failure of the drill contractor to provide equipment and crews has delayed this initial drill testing.  Accordingly, the Company has tentatively planned a program of diamond drilling in the summer of 2008.  A budget of $500,000 has been allocated to this project.

There is no significant physical plant or equipment at Coffee Dome.  The Coffee Dome property is without known reserves, and the Company’s exploration programs at Coffee Dome are exploratory in nature.

Gilles

The Gilles property consists of 86 Alaska State mining claims, comprising approximately 5,559 hectares, and is located 30 kilometres north of Delta Junction, Alaska.  The property is owned 100% by the Company.  The target at the Gilles projects is for an intrusion-related vein system.  The 2006 exploration program on the Gilles property consisted of additional surface sampling to define potential drill targets.  Only limited surface work was conducted on the Gilles project in 2007 as the Company is pursuing a joint venture partner for the project.

There is no significant physical plant or equipment at Gilles.  The Gilles property is without known reserves, and the Company’s exploration programs at Gilles are exploratory in nature.

West Pogo (WPX)

The West Pogo property consists of 96 Alaska State mining claims, comprising approximately 1,940 hectares, owned 100% by the Company.  The property lies along the western boundary of the TeckCominco Pogo joint venture property with the Pogo mine road passing through the West Pogo land package.  Recent exploration discoveries of high-grade gold mineralization announced by the Pogo joint venture have been made within 500 metres of the eastern boundary of the claims.  The target at West Pogo is for a high-grade gold veins similar to those at the nearby Pogo Mine.  Due to other priorities, the West Pogo project was in a holding phase looking for a joint venture partner.

There is no significant physical plant or equipment at West Pogo.  The West Pogo property is without known reserves, and the Company’s exploration programs at West Pogo are exploratory in nature.

Blackshell

The Blackshell Property consists of 35 Alaska state mining claims (approximately 2,265 hectares) located in the Tintina Gold belt, 97 kilometres southeast of Fairbanks, Alaska.  The property is situated approximately 30 kilometres from an all weather paved road.  The mineralization at Blackshell was discovered in 2005.  The target on the project was for an intrusions hosted gold deposit.

The Company’s 2006 exploration program on the Blackshell property consisted of soil and rock chip sampling, in conjunction with geologic mapping, to further define the extent of the previously identified mineralization.  Results from the 2006 program indicated the system was low grade and restricted in size.  Given the properties remote location a decision was made to terminate the project and keep the Company’s funding and effort focused on more promising projects.  Accordingly, the Company has written off the associated deferred exploration costs of $316,234.

Caribou

The Caribou property consists of 767 hectares of Alaska State lands held by the Company under a 3-year renewable mineral lease from the State of Alaska.  The property is located 75 kilometres north of Delta Junction, Alaska.  Following prioritization of the Company’s projects in late 2006 it was determined that the Caribou project was not a key asset for the Company and it was terminated on January 24, 2007.  Accordingly the Company wrote down the carried value of the project totalling $126,950.

Optioned Properties

Terra

The Terra property consists of 199 Alaska State mining claims, comprising approximately 12,863 hectares, and is located 200 kilometres west of Anchorage along the southwest portion of the Alaska Range in the Mt McKinley Recording District.  The Company owns 22 State claims, 172 of the mining claims are owned 100% by AngloGold, while 5 are held under lease from an individual, in each case subject to the option held by the Company (see Item 4.B “Business Overview – AngloGold Property Acquisition”).

The lease is of the 5 claims from the individual is dated March 22, 2005 and has an initial term of 10 years and so long thereafter as AngloGold pays the required minimum royalties.  Minimum royalties are payable as follows: US$50,000 on or before March 22, 2007, US$75,000 on or before March 22, 2008, US$100,000 on or before March 22, 2009 and each subsequent anniversary until March 22, 2015 and US$125,000 on each subsequent anniversary thereafter.  The Company will pay a net smelter return production royalty of 3% or 4% on gold and silver (depending upon the gold price) and 4% on all other minerals.  The production royalty may be reduced by 1% (to 2% or 4%) upon payment of US$1,000,000 and by a further 1% (to 1% or 2%) upon payment of an additional US$3,000,000.  The lease may be terminated at any time upon notice by the Company.

The property is centered on a series of gold-bearing bonanza style quartz veins.  To date the Company has drilled 32 drill holes on the Terra project for a total of 5,200 metres.  The veins occur primarily in a ±150 metres wide, subvertical diorite “dike” that is interpreted to be part of the Hartman intrusive suite.  The dike intrudes Jurassic to Cretaceous Kahiltna Terrane sedimentary rocks consisting of shale, phyllite, siltstone, and minor conglomerate and carbonate.  The sedimentary host rocks have undergone multiple stages of deformation prior to intrusion, with the principle deformation being a fold-thrust style.  The host intrusive rocks are late Cretaceous age (67 Ma) diorite to quartz monzonite.  Currently, mineralization has been defined in drilling over a strike length of 5 kilometres returning many anomalous rock samples highlighting the property’s gold potential, where the average grade of all rock samples collected to date exceeds 10 g/t gold (over 750 samples).

One of these vein systems, Ben Vein has now been tested with 20 drill holes and continuity was defined along +400 metres of strike extent and 300 metres down dip, returning an average grade over a nominal 1 metre width of approximately 19 g/t gold with the vein system remaining open along strike and at depth.  Every hole drilled into the Ben Vein by the Company to date hit the vein system as projected and 70% had greater than 10 g/t over a minimum of 1 metre.  These results, along with the open ended nature of the mineralization, indicate the vein systems on the Terra project have good continuity and may constitute potential mining targets.  The results to date on the Ben zone and elsewhere on the property are listed below (Tables 6 and 7) and demonstrate the nature of the gold mineralization in this region.

Table 6.  Ben Zone Significant Drill Intercepts, project to date

Drill Hole	From (m)	To (m)	Interval (m)	Grade (g/t)
TR-05-01	7.47	8.53	1.06	140.75
TR-05-02	12.8	13.87	1.07	6.11
TR-05-02	20.42	20.73	0.31	13.90
TR-05-03	31.85	32.67	0.82	21.88
TR-05-04	110.95	111.25	0.30	15.40
TR-05-11	106.68	109.42	2.74	18.15
TR-05-11	90.53	91.44	0.91	9.71
TR-05-12	190.2	191.11	0.91	25.47
TR-05-12	102.87	104.09	1.22	4.41
TR-06-16	324.61	326.26	1.65	13.90
TR-06-16	119.42	121.62	2.20	7.12
TR-06-16	80.31	80.71	0.40	15.30
TR-06-17	128.69	132.89	4.20	22.24
TR-07-18	125.00	125.40	0.40	14.95
TR-07-18	290.62	292.20	1.58	3.77
TR-07-18	147.90	149.01	1.11	4.47
TR-07-20	319.74	320.34	0.60	43.20
TR-07-20	128.58	131.34	2.76	7.72
TR-07-20	34.86	35.12	0.26	60.60
TR-07-20	39.62	40.25	0.63	12.80
TR-07-20	47.18	47.93	0.75	10.42
TR-07-20	125.70	127.51	1.81	4.08
TR-07-20	49.57	50.80	1.23	4.10
TR-07-20	139.78	139.98	0.20	17.90
TR-07-20	323.05	323.27	0.22	15.95
TR-07-21	155.49	156.65	1.16	12.22
TR-07-22	155.45	155.94	0.49	61.07
TR-07-22	137.60	138.38	0.78	14.51
TR-07-22	107.12	107.60	0.48	14.81
TR-07-22	74.37	74.64	0.27	13.80
TR-07-23	173.64	176.63	2.99	4.57
TR-07-24	199.44	200.10	0.66	9.20
TR-07-25	162.15	163.04	0.89	25.33
TR-07-25	170.55	171.00	0.45	12.02
TR-07-25	112.90	113.88	0.98	3.71
TR-07-26	62.01	63.72	1.71	20.72
TR-07-26	78.74	78.94	0.20	72.30
TR-07-26	52.62	53.05	0.43	18.39
TR-07-27	99.77	102.25	2.48	28.14
TR-07-27	126.36	126.66	0.30	15.95
TR-07-28	111.07	113.23	2.16	16.74
TR-07-28	118.11	119.12	1.01	7.68
TR-07-28	140.99	141.29	0.30	12.30

Table 7  - Terra Intercepts Outside of the Ben Zone, project to date.

Drill Hole	From (m)	To (m)	Interval (m)	Grade (g/t)
TR-05-07	61.42	61.72	0.30	128.50
TR-05-07	41.45	42.06	0.61	32.70
TR-05-07	162.89	163.22	0.33	46.20
TR-05-07	33.22	34.44	1.22	9.01
TR-05-07	120.49	121.25	0.76	11.15
TR-05-07	26	26.52	0.52	15.95
TR-05-07	105.61	106.01	0.40	16.95
TR-05-07	148.74	149.66	0.92	6.93
TR-05-08	98.91	99.36	0.45	84.60
TR-05-08	34.29	34.75	0.46	74.10
TR-05-08	103.78	104.15	0.37	37.70
TR-05-08	114.3	115.52	1.22	7.83
TR-05-08	118.57	119.27	0.70	8.40
TR-05-09	38.4	40.39	1.99	29.20
TR-05-09	149.81	151.03	1.22	7.30
TR-05-10	110.03	112.32	2.29	24.07
TR-05-10	42.06	43.59	1.53	5.12
TR-05-10	33.99	34.29	0.30	15.30
TR-05-11	106.68	109.42	2.74	18.15
TR-05-11	90.53	91.44	0.91	9.71

Additionally, a new vein discovery on the south end of the Terra trend, called the Ice Vein, was initially drill tested in 2007, and results are pending.  The vein characteristics at Ice are similar to that at Ben although its silver to gold ratio is much higher and its elevation is about 400 metres higher.

A total of 3,800 metres of drilling was completed in 2007 at Terra in 15 diamond drill holes.  Following the receipt of final drill results the Ben Vein, the Company will initiate a resource study to assess the economic potential of this one vein, which it anticipates will be completed in the first quarter of calendar 2008.

On November 5, 2007, the Company gave notice to AngloGold that it has, as at August 31, 2007, incurred the required US$3,000,000 in expenditures as required to exercise its option and acquire a 60% interest in the Terra project.  AngloGold has 90 days to elect whether to earn back a 20% interest, and the Company is awaiting a response from AngloGold in this regard.  Should AngloGold elect not to exercise its back-in right, each of AngloGold and the Company will thereafter be responsible for its proportionate share of all further expenditures.  A party which fails to contribute its proportionate share of ongoing expenditures will be diluted, and upon a party’s interest being diluted to 10% that interest will automatically be converted into a 2% net smelter return royalty.

Until such time as the Company receives notification from AngloGold, it will not be able to formulate any work program for calendar 2008.

There is no significant physical plant or equipment at Terra.  The Terra property is without known reserves, and the Company’s exploration programs at Terra are exploratory in nature.

LMS

The LMS property consists of 92 Alaska State mining claims, comprising approximately 5,950 hectares, and is located 25 km north of Delta Junction, Alaska and 125 km southeast of Fairbanks, Alaska in the Goodpaster district.  The property is owned 100% by AngloGold, subject to the option held by the Company (see Item 4.B “Business Overview – AngloGold Property Acquisition”).

This part of the Goodpaster district has seen no known previous exploration prior to regional reconnaissance surface sampling by AngloGold in 2004.  Discovery of a gold-bearing outcrop (6.2 g/t gold) led to further sampling and drilling by AngloGold in 2005 at the Camp Zone, which delineated a planar zone of mineralization that has been defined to a down-dip depth of 300 metres.  This feature is situated at the southeast end of a 6 kilometre long, northwest-trending zone of aligned surface geochemical samples containing anomalous gold and arsenic and lesser silver and copper.  Rocks within the LMS project area lie within the Yukon-Tanana Terrane, a structurally complex, composite terrane that was accreted to North America in the mid to late Cretaceous period.

Mineralization in this region is believed to be intrusion-related, even though no intrusive rocks have been identified on the LMS property.  Fluids derived from an intrusion at depth or at a distance laterally can migrate along structures to produce the observed veins and gold mineralization.

Drilling on the LMS property conducted in 2005 and 2006 by AngloGold and the Company has defined a tabular shallow dipping zone of gold mineralization hosted by a silicified, brecciated graphitic schist unit.  The results from this drilling are shown in Table 8.  The most recent intercepts at the property define a high-grade mineralized zone occurring within a thrust, faulted and folded block of schist and gneiss units.  To date, a total of 36 drill holes (8,400 metres) have been completed on the LMS property, of which 24 holes (5,800 metres) have tested the Camp Zone.  Significant intercepts include 2.8 metres @ 29.1 g/t gold in Hole LM-06-21, 4 metres @ 11.8 g/t gold in Hole LM-06-26 and 1.8 metres @ 706.8 g/t gold (including 0.8 metres @ 1540 g/t) in Hole LM-05-29.  Highlights of results to date are shown in Table 8.

Table 8  - LMS Significant Intercepts, project to date .

Hole ID	Total Depth (m)	From (m)	To (m)	Width (m)	Grade (g/t Au)	Target
LM-05-01	91.4	1.5	32	30.48	1.1	Camp Zone
		3.1	7.6	4.6	4.1	"
		9.14	15.2	6.1	1.3	"
LM-05-02	109.7	7.62	12.2	4.6	1.1	"
		25.91	29	3.1	3.8	"
		25.91	27.4	1.5	7.3	"
LM-05-03	91.4	13.72	16.8	3	1.5	Camp Zone, South
LM-05-07	121.9	19.8	45.7	25.9	1.2	Camp Zone
		27.4	35.1	7.6	2.5	"
LM-05-11	261	109.7	125	15.4	3.4	Camp Zone
		109.7	114	3.8	1.4	"
		121.9	125	3.2	13.7	"
		140.7	143	2	1.8	"
LM-05-12	264.6	143	146	3.4	21.5	Camp Zone
		144.2	146	2.1	32.4	"
		158.8	160	0.9	1.7	"
		171.8	173	1.5	49.3	"
LM-05-13	244.5	46.6	51.2	4.6	4	Camp Zone
		46.6	48.2	1.5	5.2	"
		53.8	56.4	2.6	2.1	"
LM-05-14	154.8	61.3	62.8	1.5	1.8	Camp Zone
		96.9	99.8	2.9	1.7	"
LM-05-15	268.8	78	78.8	0.8	2	Camp Zone, South
LM-05-16	244.6	105.2	109	4.2	2	Camp Zone, North
LM-05-17	241.8	137.5	139	1.5	2.5	Camp Zone
LM-06-21	335	165.7	166	0.3	4.1	Camp Zone
		213.6	215	1.7	2.1	"
		213.6	214	0.6	3.6	"
		215	215	0.3	3.3	"
		227.4	228	0.6	3.4	"
		279.2	281	1.7	2.8	"
		279.2	280	0.3	10	"
		279.5	281	1.4	1.3	"
		295.7	297	1.5	5.1	"
		295.7	296	0.5	13	"
		296.9	297	0.4	3.6	"
		299.9	303	2.8	29.1	"
		302.1	303	0.7	117	"
		308.8	309	0.6	24	"
LM-06-22	435.3	282.6	283	0.2	5.1	Camp Zone
		296.8	297	0.4	6.8	"
		326.9	327	0.2	5	"
LM-06-23	390.5	118.6	120	1.2	4.3	Camp Zone
		118.6	119	0.5	8.6	"
		350.3	351	0.8	2	"
LM-06-24	490.3	175.9	179	2.8	7.4	Camp Zone
		175.9	177	0.8	15.4	"
		178	179	0.5	13.1	"
		179.5	180	0.8	9.6	"
		179.5	180	0.2	17.2	"
LM-06-25		93.91	100.68	6.77	0.93	Camp Zone
		116.59	116.89	0.30	68.00	“
LM-06-26	386.2	117.4	118	0.7	1.3	Camp Zone, NW
		225.9	227	1.2	7.5	Camp Zone
		267.3	268	0.6	4	"
		269.8	272	2.4	4.9	"
		282.2	286	4	11.8	"
		282.2	284	1.4	27.7	"
		285.6	286	0.6	10	"
		306	307	0.8	7	"
		380.3	381	0.6	22.3	"
LM-06-29	465.4	153.5	159	5.1	10.1	Camp Zone
		153.5	155	1.3	32.8	"
		167.9	169	0.6	4	"
		182.1	184	1.8	706.8	"
		182.1	183	0.8	1540	"
		183.5	184	0.4	10.4	"
		375.2	376	0.3	2.3	"
		392.8	394	0.8	2.4	"
		435.3	436	0.5	4.9	"
		452.1	454	1.5	1.9	"

Gold mineralization at the LMS property commonly occurs in late stage quartz stockwork veins hosted within brecciated siliceous graphitic horizons in schist and gneiss units which are parallel to a thrust contact.  These stockwork zones appear to be related to a west-northwest trend of mineralization which is currently open to the east, west and at depth.  Native gold is common within the high-grade zones, often exceeding values of 10 g/t gold.

The Company has drilled a total of 36 holes on the project to date for a total of 5,985 metres.  This information has defined a mineralized body 450 metres long and approximately 200 metres wide.  In 2007, the Company commissioned a geostatistical estimate of gold mineralization in the Camp Zone on the LMS project.  This work focused on defining controls on mineralization within the Camp Zone and defining an initial bulk tonnage resource for the zone.  The Company anticipates that the initial resource estimates for the Camp Zone will be completed in the first quarter of 2008.

There is no significant physical plant or equipment at LMS.  The LMS property is without known reserves, and the Company’s exploration programs at LMS are exploratory in nature.

Additional Properties

South Estelle

The Company signed of a binding letter of intent on June 15, 2007, with Hidefield Gold Plc. of London England and its partner Mines Trust group, a private company pursuant to which the Company can earn up to an 80% interest in the South Estelle project.  The property consists of 168 State mining claims (2,683 hectares). Key terms of the agreement are listed below:

  The Company can earn up to an aggregate 80% interest in the project by funding all expenditures necessary to prepare a positive bankable feasibility study for the project.  There is no time limit by which a feasibility study is required to be delivered.
  To earn its initial 51% interest, the Company must make total payments of US$92,000 and incur total expenditures of US$2,000,000 over 3 years to December 31, 2009.  The first year requirement is a payment of US$42,000 (paid) plus exploration expenditures of US$75,000.  To earn an additional 19% (70% total) the Company must expend an additional US$3,000,000 on the project before December 31, 2011.

The South Estelle project is a gold system located 30 kilometres east of the Company’s Terra project.  The gold veins on the South Estelle project are hosted by alkaline intrusives.  Previous work by Hidefield at South Estelle has identified a number of gold vein systems with 10% of the rock samples collected to date exceeding 10 g/t gold (total of 333 samples ranging from <.005 to 113 g/t gold).

Initial results from the Company’s the 2007 exploration program at South Estelle have confirmed extensive gold vein systems at the Shoeshine, Train and Portage Prospects. The Shoeshine vein system has a currently defined strike length in excess of 700 metres defined by numerous chip samples including one grab sample which returned 238 g/t gold and a 0.3 metre wide channel sample with 126 g/t gold (Table 5).

Table 5 - Highest grade samples from Shoeshine and Train Targets at S. Estelle

Sample #	Prospect	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
RK803251	Shoeshine	238	389	0.61	1.97	<0.10
RK803261	Shoeshine	126	422	0.10	1.83	0.12
RK803252	Shoeshine	63	14	<0.10	<0.10	<0.10
RK210450	Train	174	59	<0.10	0.17	0.18
RK210448	Train	85	14	<0.10	<0.10	<0.10
RK210577	Train	57	212	3.63	0.29	0.27

The South Estelle Project is focussed on high-grade quartz-sulphide veins which are generally hosted in the 65Ma Mount Estelle monzonite batholith.  Mapping and sampling by the Hidefield Group in 2006 identified a number of mineralized areas in its initial discovery of a number of the current targets. The Company’s 2007 program focussed on understanding the structural controls on vein development and expanding these new discoveries.  The results show that, with the exception of the Train Prospect, all the vein systems have very similar orientations, trending N-NW with steep dips to either the NE or SW.

The gold veins discovered to date at Shoeshine prospect are narrow but have a consistent N-NW trend over an extensive strike length and could be an indication of a large high-grade system at depth.  These veins appear to be associated with a similar trending fault zone which in at least one case hosts gold mineralization.  Experience from the Company’s Terra project suggests that these fault-hosted veins can develop significant lateral and vertical continuity.  The Company is currently planning the next exploration phase for the Shoeshine and Train targets, and may seek to joint venture this property.

There is no significant physical plant or equipment at South Estelle.  The South Estelle property is without known reserves, and the Company’s exploration programs at South Estelle are exploratory in nature.

West Tanana

The West Tanana project consists of 51,792 acres held under lease from Doyon, Limited, an Alaskan Native Regional Corporation, located 250 kilometres west of Fairbanks, Alaska.  The project has barge access, via the Yukon River, to a road network developed for historic placer gold mining.

The agreement with Doyon is a two stage Exploration Option/Mining Lease dated August 14, 2006, whereby the Company has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to 3 leases totalling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.  In order to maintain the option to lease in good standing, ITH is required to pay Doyon US$350,000 over six years (five years plus one year extension, US$50,000 first year,) make annual scholarship donations of US$10,000 per year, and incur exploration expenditures totalling US$2,625,000, subject to reduction to US$2,125,000 if the lands subject to the option are reduced by 50% or more (US$75,000 commitment for the first year).  If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of the Company.

At any time during the option period, the Company may enter into a mining lease with Doyon with respect to any one or more area(s) of the lands in respect of which it has expended at least US$600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Each mining lease will have a term of 15 years and for so long thereafter as commercial production continues and requires advance minimum royalty payments of US$250,000 per year during the first five years of the term.  The Company is also required to incur minimum mandatory exploration expenditures equal to the greater of US$25/acre or US$250,000 for each of the first five years and US$50/acre or US$500,000 in the sixth and each succeeding year.  If, on or before the 5th year of the term, the Company has not produced a feasibility study and made a production decision, the annual advance minimum royalty payments increase to US$500,000.  Advance royalty payments are credited against 50% of production royalties.  Upon commencement of commercial production, the Company is required to pay a production royalty on precious metals, calculated as the greater of 2% of net smelter returns pre-payout and 4% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout, and on base metals, calculated as the greater of 1% of net smelter returns pre-payout and 3% of net smelter returns postpayout or 10% of net profits pre-payout and 20% of net profits post payout.  Payout occurs when the Company has recouped cumulative gross revenues from production equal to its cumulative expenditures since the effective date of the lease.  Upon the Company having made a production decision with respect to any leased area, Doyon will also have the right to acquire a minimum of 5%, and a maximum of 10%, participating interest in the Company’s interest in that leased area by contributing an amount equal to 2.25 times Doyon’s elected percentage of the Company’s cumulative project expenditures to the joint venture to be formed upon Doyon’s election to participate. Such contribution will be applied to fund 100% of joint venture expenditures until exhausted, following which each party will be required to contribute its pro rata share of further expenditures.

The project area has been historically mined for placer gold (unknown production).  The property was partially explored in the 1990’s using geochemistry and limited trenching but was never drill tested.  Rock sampling from this initial work returned several gold values in excess of 5 g/t gold with a high of 17.6 g/t gold over 0.5 metres.  This bedrock mineralization has only been exposed at one location at West Tanana due to its limited exploration history and extensive cover.  The West Tanana property contains a number of significant gold and ‘pathfinder’ trace element soil anomalies which have never been drill tested.  The best developed target to date, known as the Monday Creek soil anomaly, covers an area of roughly 1.5 kilometres by 1 kilometre and is open in all directions.  The target is underlain by a thick sequence of metamorphic rocks which have been intruded by a batholith to the north equivalent in age to the main stage Tintina gold event (100 Ma).  The target on the West Tanana project is high-grade gold veins hosted in high-grade metamorphic rocks.

In 2006 a detailed soil survey, consisting of 483 samples, was carried out at West Tanana in order to establish the shape and dimensions of the gold anomaly detected by earlier wide spaced surveys.  The results show that there are a number of subparallel north-northeast-trending zones of mineralization within a prominent quartzite unit.  The magnitude of the gold anomaly is quite high with 13% of the samples having greater than 100 parts per billion gold.  The gold mineralization is closely associated with elevated arsenic with a complex antimony and bismuth association, often independent of gold.  The total anomalous area is approximately 1 square kilometre and is open to the north where no sampling has been carried out, and to the south where it is covered by transported alluvial gravel and loess.

In 2007 the initial drill testing at West Tanana began in June and was completed in July.  The drilling has defined a shallow easterly dipping zone of broad gold mineralization.  This zone, as seen in hole WT-07-02, is approximately 30 metres wide and is also intersected in the very tops of two holes collared to the southeast.  Difficult drilling conditions within major fault zones resulted in poor recoveries in a number of the holes, all but one being lost prior to testing the proposed target zones.  The mineralized zones appear related to a series of stacked low angle shear zones.  The high angle quartz vein/breccia zones encountered in WT-07-08 may have acted as feeders to the low angle shear zones (Table 9).  This possible feeder zone, which may have also been the source for the placer gold deposit immediately above and downstream from it, is the key target on the project.  The Company is presently evaluating the results from the 2007 drilling and determining the next phase for the project.

Table 9 - Significant Drilling Results at West Tanana*

Hole ID	Total Depth (m)	From (m)	To (m)	Width (m)	Grade (g/t Gold)
WT-07-02	48.92	18.29	27.74	9.45	1.14**
		18.29	18.59	0.3	15.6**
WT-07-03	47.29	17.83	19.57	1.74	2.99**
WT-07-07	171.91	42.77	43.28	0.51	4.13
WT-07-08	256.64	103.28	104.97	1.69	1.17
		147.22	151.49	4.27	2.47
WT-07-09	151.79	5.47	11.12	5.65	0.78

** Drilling experienced poor recovery in these zones

There is no significant physical plant or equipment at West Tanana.  The West Tanana property is without known reserves, and the Company’s exploration programs at West Tanana are exploratory in nature.

BMP

In 2006, the Company staked a block of 108 State mining claims covering 6,981 hectares (referred to as the “BMP” project) in the McGrath Mining District, 60 kilometres north of the Company’s Terra project.  The area is underlain by Paleozoic sedimentary rocks and late Cretaceous to Tertiary volcanics and intrusions.  Mineralization styles in the area include skarns, intrusive-hosted veins and massive sediment-hosted mineralization of uncertain origin.  The BMP project has a number of historic showings discovered by the Anaconda Company in the 1970’s and 1980’s which contain copper, gold, silver and zinc values.  The main target is copper-silver mineralization, as well as gold, lead and zinc mineralization.

In 2007 the Company conducted a regional sampling and prospect follow-up exploration program within the region.  The 2007 program identified a number of highly altered zones within its land package although results are pending.  Additionally the Company has agreed to terms for the acquisition of the adjoining ground controlled by Cook Inlet Region, Inc., an Alaska native corporation and is presently finalizing an agreement.

The Company is planning to have a DIGHEM geophysical survey flown over the BMP project in the second quarter of calendar 2008 and, if warranted, follow this up with an initial drill testing program.  However, no final surface exploration program has yet been finalized.

There is no significant physical plant or equipment at BMP.  The BMP property is without known reserves, and the Company’s exploration programs at BMP are exploratory in nature.

Nevada Mineral Properties

The Company presently hold interests in 2 mineral properties in the State of Nevada (Figure 3).

Figure 3: Location Map of the Company’s Nevada Mineral Properties

On March 15, 2007, the Company signed of two binding letters of intent with Redstar Gold Corp. of Vancouver, B.C., pursuant to which the Company can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in Nevada.  The Company can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.

•

North Bullfrog: To earn its initial 60% interest, the Company must make total payments of US$190,000 and incur total expenditures of US$4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of US$20,000 on TSXV acceptance (paid) plus exploration expenditures of US$500,000.  The second payment of US$30,000 is due in 18 months.

•

Painted Hills: To earn its initial 60% interest, the Company must make total payments of US$170,000 and incur total expenditures of US$2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of US$20,000 on TSXV acceptance (paid) plus exploration expenditures of US$250,000.  The second payment of US$20,000 is due in 18 months.

•

The Company is also required to issue an aggregate of 20,000 common shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011, so long as the Company is earning into at least one of the North Bullfrog or Painted Hills projects.

North Bullfrog

The North Bullfrog District covers an area of 12 square kilometres in southern Nevada and represents a large, low-sulphidation, epithermal gold system hosted in volcanic and sedimentary rocks.  At North Bullfrog, historical production in the early 20th century came from vein systems that remain open along strike and down dip.  More recent exploration has shown potential for large, bulk tonnage systems hosted in favourable units with additional potential for higher grade structurally controlled zones.

The initial phase drilling on the North Bullfrog property was completed in June, 2007 and intersected a number of broad lower grade zones of gold mineralization in the Sierra Blanca target area (including 7.6 metres @ 1.1 g/t gold) and high-grade mineralization in the Pioneer area (including 0.4 metres @ 17.6 g/t gold and 1.2 metres @ 3.7 g/t gold).  The results have confirmed the presence of a large widely distributed gold system on the property and have set the stage for further drilling of a number of untested priority targets (see Table 10).  The Company anticipates its phase II drilling program for the North Bullfrog project will begin early in the first quarter of calendar 2008 as field activities slow down on its Alaskan projects.

At Sierra Blanca, holes NB0701 and NB0702 confirmed the presence of widespread low-grade mineralization encountered in historic drilling.  NB0701 intersected numerous low-grade intervals, with 28% of the 247 metre hole mineralized at greater than or equal to 250 ppb gold.  NB0702 also intersected low-grade mineralization, with a high of 2.060 g/t gold over 3 metres (0.060 opt gold over 9.8 ft).  Previous drilling in the area of the two holes intersected thick low-grade intervals, including 0.343 g/t gold over a combined 40 metres (0.010 opt gold over 130 ft), 0.480 g/t gold over 35 metres (0.014 opt gold over 115 ft) and 0.425 g/t gold over a combined 26 metres (0.012 opt gold over 85 ft).  The drilling tested only a small portion of the extensive low-grade mineralization at Sierra Blanca and did not evaluate areas with relatively higher-grade gold mineralization (greater than 1 g/t gold) encountered at surface and in shallow previous drilling.  The potential for higher-grade structurally-focused mineralization also remains poorly tested at this stage, and the nearby Yellowjacket vein system target was not tested by the phase I program.

The shallow mineralization intersected in the Pioneer target area in NB0704 occurs along the margins of a strongly-altered dike, an important geologic control which will assist in on-going exploration.  Hole NB0703 attempted to cross the west-dipping mineralized zone about 120 metres down dip and encountered anomalous gold values but failed to intersect the high grade shoot that was the original target.  The Pioneer mine area has all of the earmarks of a large gold mineralizing system with the potential for more high-grade vein zones such as those intersected in NB0704.

Table  - Significant North Bullfrog Drilling Results*

Hole ID	Total Depth (m)	From (m)	To (m)	Width (m)	Grade (g/t)
NB-07-01	247	80	84.5	4.5	0.78
		101	113	12	0.444
		114.5	119	4.5	0.34
		120.5	125	4.5	0.317
		134	148.7	14.7	0.424
		161.5	175	13.5	0.309
		210.7	216.5	5.8	0.58
		219.5	224	4.5	0.523
NB-07-02	354	65	72.6	7.6	1.113
		66.5	69.5	3	2.06
		80.5	84	3.5	0.317
NB-07-04	92	17.8	22.7	4.9	2.136
		20.5	20.9	0.4	17.6
		26.2	29.4	3.1	1.888
		26.2	27.5	1.2	3.68
		62.6	66.8	4.1	0.317

* Composites calculated using a 0.250 g/t (250 ppb) cutoff; composite length

There is no significant physical plant or equipment at North Bullfrog.  The North Bullfrog property is without known reserves, and the Company’s exploration programs at North Bullfrog are exploratory in nature.

Painted Hills

The Painted Hills project is about 140 kilometres northwest of Winnemucca, Nevada.  The project area is dominated by a large alteration zone related to the upper parts of a volcanic-hosted epithermal vein system.  Key gold system indicators at Painted Hills include low-grade gold in high level chalcedonic veining together with a mercury-bearing opal-chalcedony vein zone approximately 100 metres wide which is surrounded by kaolinite-opal alteration.  The strike-length of the vein and alteration system is at least 1.5 kilometres long containing multiple zones over a system width of at least 500 metres.  The exploration model is for high-grade gold to be deposited at the boiling level at depth beneath the exposed gold-poor, mercury-rich opaline alteration zone.  In addition to gold and mercury, the system is strongly enrichments in antimony, arsenic and molybdenum. This exploration model has been proven in several districts in Nevada where gold deposits underlie similar gold-poor or gold-absent opaline zones.  The recent spot sampling of the early drill hole has also confirmed that the system has widespread gold in its upper levels and the extensive silicification reflects high fluid flow in the system.

The Painted Hills gold system is exposed along a range-front fault, and portions of the system may by concealed by alluvium in the adjacent valley. This range-front setting is a favourable geologic environment similar to the Sleeper deposit. A recently-completed CSAMT geophysical survey indicating a broad zone of silicification at depth has now been confirmed with drilling.  This survey has also indicated that the covered area to the east of the main target area has several concealed faults which represent new exploration targets.

The initial drill program included 4 core holes, totalling 1,852 metres, targeted on an undrilled high level epithermal vein system.  Early results from the initial two holes indicate very broad zones of strong chalcedonic silicification and veining commonly in excess of 50 metres wide.  A total of seven initial rush characterization samples from this high level silicification have returned anomalous gold up to 0.24 g/t with very high trace element indicators (gold ranging from nil to 0.24 g/t gold).  In response to the encouraging alteration and results returned form the initial drill holes, the Company has staked an additional 246 claims covering the projected extent of the system inclusive of a nearby silicic dome complex which has similar alteration and geochemistry to the area currently being drilled.  In addition, new surface work has highlighted several areas interpreted to be closer to the center of the system which could host additional gold veins.  Future drill targets will be evaluated following the completion of the ongoing surface exploration work.

There is no significant physical plant or equipment at Painted Hills.  The Painted Hills property is without known reserves, and the Company’s exploration programs at Painted Hills are exploratory in nature.

Ongoing Reconnaissance Exploration Work

In addition to work programs on existing properties, during the 2006/07 field season the Company carried out a program of regional reconnaissance prospecting in Alaska based, in part, upon its extensive regional exploration database, and has identified a number of additional properties that it will likely consider staking (if open) or negotiating to option or lease (if held by third parties).  However, no such transactions have yet been concluded, and there can be no assurance that any will be.

Qualified Person and Quality Control/Quality Assurance

The 2007 work programs at the Company’s mineral properties were designed and supervised by Jeffrey A. Pontius, the President and Chief Executive Officer of the Company and/or Dr. Russell Myers, Vice President of Exploration of the Company, who is/are responsible for all aspects of the work, including the quality control/quality assurance program.

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

For the year ended May 31, 2007, the Company reported interest income of $248,591 as compared to $348 for the year ended May 31, 2006.  For the year ended May 31, 2007, the Company had a net loss of $8,666,021 as compared to a net loss of $127,228 for the year ended May 31, 2006, for an increase of $8,538,793.  This is due to a significant increase in general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold, together with other acquisitions in Alaska and Nevada, compared with relatively small exploration programs in the prior year.

General and administrative (operating) expenses for the year totalled $8,914,612 compared to $127,576 in 2006.  The major expense categories consisted of consulting fees of $3,465,383 (2006 - $60,000), wages of $2,253,540 (2006 - $Nil) and investor relations costs of $734,593 (2006 - $Nil).  The commencement of exploration activities in Alaska and Nevada and the opening of an office in Colorado were a contributor to such increased expenditures.  However, the most significant contributor to such increased expenditures was the allocation of stock-based compensation expense to these categories, as follows:

	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 94,839	$ 3,370,544	$ 3,465,383
Administration	40,750	62,996	103,746
Investor relations	203,065	531,528	734,593
Salaries and wages	481,430	1,772,110	2,253,540
		$ 5,737,178

Effective August 7, 2006, the Company’s wholly-owned Colorado subsidiary, Talon Gold (US) LLC, hired three employees to carry out work on the Company’s properties in Alaska, which accounts for a new wage expense category.  A fourth employee was added in early 2007.  Property investigation costs of $128,535 (2006 - $20,881) and donations (required pursuant to a property option agreement) of $48,650 (2006 - $Nil) increased for the same reason.

Most other general expense categories, such as professional fees, regulatory costs and travel expenses, all increased as a result of the costs of the AngloGold transaction and the significant new exploration activities and company operations in Alaska on the properties so acquired, as well as with respect to additional properties acquired in Nevada.  The Company also wrote down its Siwash property to a nominal value, incurring a write-down of $1,030,315, as a result of entering into an agreement for its disposal to Ravencrest Resources Inc.  In addition, the Company also terminated its rights to two Alaskan properties acquired from AngloGold (Blackshell and Caribou) as a result of disappointing exploration results and a lack of interest by potential joint venture partners, resulting in a write-down of $443,184.  The total property write-down for the year ended May 31, 2007 was $1,473,499.

General and Administrative (Operating) expenses for the fiscal year ended May 31, 2006 consisted primarily of management fees, mineral property due diligence costs, rent, office and miscellaneous, professional fees, stock exchange and filing fees and transfer agent fees and other expenses that support the Company’s daily operations.  General and Administrative expenses for the year ended May 31, 2006 were $127,576, being a decrease of $3,179 compared to General and Administrative expenses of $130,755 during the fiscal year ended May 31, 2005.  The majority of the decrease in General and Administrative costs was due to decreased mineral property due diligence expenses of $20,881, compared to $45,286 for fiscal 2005.  Management fees of $60,000 and rent of $7,200 were unchanged from 2005.  Other expenses incurred include professional fees of $18,635 (2005 - $16,360), stock exchange and filing fees of $11,529 (2005 - $7,504), transfer agent fees of $4,428 (2005 - $4,455), office and miscellaneous of $3,338 (2005 - $3,151), and travel and promotion of $1,565 (2005 - $1,688).  During fiscal 2005 the Company recovered exploration expense and permit fees in the sum of $14,889 and had a gain of $9,140 on the sale of marketable securities.

See the Company’s annual reports on Form 20-F/A for the year ended May 31, 2006 for a discussion of the results of operations for the fiscal years ended May 31, 2006 compared to 2005, filed with the Securities and Exchange Commission on December 29, 2006.

5.A

Operating Results

During the year ended May 31, 2007, mineral property costs before write-down increased by $6,121,587 to $6,122,161, as compared to exploration and development costs of $574 for the year ended May 31, 2006.

During the year ended May 31, 2006, mineral property costs decreased by $78,270 to $574, as compared to exploration and developments costs of $78,844 for the year ended May 31, 2005.

The two material differences between Canadian GAAP and United States GAAP that are applicable to the Company’s financial results are as follows: (a) Under U.S. GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process; and (b) Under U.S. GAAP, the marketable securities are carried at market with an adjustment to shareholders equity as they are held for resale.

In the fiscal year ended May 31, 2007, the Company wrote down its Siwash property to a nominal value, incurring an expense of $1,030,315, as a result of entering into an agreement for its disposal to Ravencrest Resources Inc.

5.B

Liquidity and Capital Resources

At May 31, 2007, the Company reported cash and cash equivalents of $21,908,273, compared to $6,695 for the year ended May 31, 2006, for an increase of $21,901,575.  At May 31, 2006, the Company reported cash and cash equivalents of $6,695, compared to $7,711 for the year ended May 31, 2005, for a nominal decrease of $1,106.  The Company has historically satisfied its cash requirements by issuing equity securities.

The Company completed two private placements in August 2006, netting an aggregate of approximately $11.4 million (approximately US$10.1 million) and two private placements in May 2007, netting an aggregate of approximately $17,530,800 (approximately US$15.8 million) (See Item 4B – Business Overview – Private Placements).

As of August 31, 2007, the Company had a working capital of approximately US$17.7 million (unaudited).  The Company anticipates that its exploration programs on all properties for the balance of calendar 2007 and calendar 2008, together with its general and administrative expenses, will cost approximately US$11.5 million.  The Company believes that it has sufficient funds to cover the Company’s presently anticipated exploration programs and general and administrative costs for the balance of calendar 2007 and calendar 2008.  However, if the Company undertakes any additional exploration activities on its properties or acquires additional properties in the future, it will likely have to seek additional financing, most likely through the issuance of equity securities.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out the directors and senior management of the Company and all positions and offices held with the Company as at November 21, 2007:

Name	Position	Age	Date of First Election or Appointment
Hendrik Van Alphen	Chairman of the Board and Director	55	September 22, 2006
Anton J. Drescher(3)	Director	50	August 1991
Rowland Perkins(1)(2)(4)	Director	53	June 1999
Benjamin Wayne Guenther(2)(3)(4)	Director	55	September 22, 2006
Michael L. Bartlett(1)	Director	66	May 23, 2007
Ronald Sheardown(1)(2)	Director	73	May 23, 2007
Jeffrey A. Pontius	President and Chief Executive Officer	53	September 22, 2006
Michael W. Kinley	Chief Financial Officer	57	September 22, 2006
Lawrence W. Talbot	Vice-President and General Counsel	52	September 22, 2006
Russell B. Myers	Vice-President, Exploration	49	September 22, 2006
Quentin Mai	Vice-President, Corporate Communications	41	September 22, 2006
Marla K. Ritchie	Corporate Secretary	45	September 22, 2006

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

Michael Bartlett (Director) – Mr. Bartlett is the President of Leisure Capital & Management Inc., a private company which specializes in pre-development start-ups and innovative strategic, conceptual, economic and financial solutions.  He is also a director of Wealth Minerals Ltd., a public natural resource company listed on the TSX Venture Exchange.

Ronald Sheardown (Director) – Mr. Sheardown is the president of Greatland Exploration, Ltd. and has been involved in Alaskan and Canadian exploration for over 50 years, with discoveries such as the co-discovery (with Murray Watts) of the Mary River Iron Ore Deposit of Baffinland Iron Mines Limited to his credit.  In addition, Ron was part of the team that discovered the Asbestos Hill and Raglan deposits in Quebec and the Black Angel mine in Greenland.  More recently, Mr. Sheardown has served as a technical advisor to Rudnik Matrosova (a division of Norilsk Nickel) on the development of the Natalka deposit in eastern Russia.  Mr. Sheardown has also held a number of important positions within the State of Alaska and various mining related organizations.

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

Quentin Mai (Vice-President, Corporate Communications) - Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  Quentin brings over 15 years of professional commerce experience, including 5 years based in Asia, to the Company, and is an important member of the team that is coordinating the Company’s growing investor and market communications programs.  These programs are dedicated to raising the Company’s profile in the investment community around the globe.

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 20 years experience in public markets working as an Administrator and Corporate Secretary specializing in resource based exploration.  Since 2001, she has worked as Corporate Secretary for Cardero Resource Corp.  Between 1992 and 2003, she worked for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited.

There are no family relationships among any of the Company’s directors or senior management.

The following table identifies, as of November 21, 2007, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director (other than the Company):

Name of Director	Name of Company	Description of Business	Position
Hendrik van Alphen	Cardero Resource Corp. Wealth Minerals Ltd. Athlone Energy Corp.	Natural resource Natural resource Natural resource	CEO, Pres. & Director CEO, Pres. & Director Director
Anton J. Drescher	USA Video Interactive Corp. Dorato Resources Inc. Waymar Resources Ltd. Ravencrest Resources Inc. Trevali Resources Corp.	Video-on-Demand Natural resource Natural resource Natural resource Natural resource	CFO, Sec. & Director CEO, Pres. & Director CEO, Pres. & Director Secretary CEO, Pres. & Director.
Rowland Perkins	USA Video Interactive Corp. Dorato Resources Inc. Waymar Resources Ltd.	Video-on-Demand Natural resource Natural resource	Director Director Director
Benjamin W. Guenther	AngloGold Ashanti Limited	Natural resource	Executive officer
Ronald Sheardown	None
Michael Bartlett	Leisure Capital Management Inc. Wealth Minerals Ltd.	Private investment Natural resource	President & Owner Director
Jeff Pontius	Skygold Ventures Ltd. Wealth Mineral Ltd.	Natural resource Natural resource	Director Director
Michael Kinley	Indico Technologies Ltd. StonePoint Global Brands Ltd. Cardero Resource Corp. Wealth Minerals Ltd. Noise Media Inc. WorldStar Energy Corp. Can-Asia Minerals Inc.	Natural resource Premium bottled water Natural resource Natural resource Natural resource Natural resource Natural resource	CFO & Director CFO & Director CFO CFO Pres., CFO & Dir. CEO & Director CEO & Director
Lawrence Talbot	Alma Resources Ltd. Cardero Resource Corp. Excellon Resources Inc. Gold Port Resources Ltd. Samba Gold Inc. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	Director. Dir., V-P & Gen. Cnsl Sec. & Gen. Cnsl Secretary Secretary Sec., V-P & Gen. Cnsl.
Russell Myers	None
Quentin Mai	Cardero Resource Corp.	Natural resource	Manager – IR & Corp. Communications
Marla Ritchie	Cardero Resource Corp. Wealth Minerals Ltd.	Natural resource Natural resource	Secretary Secretary

6.B

Executive Compensation

For the fiscal year ending May 31, 2007, the Company paid an aggregate of $419,986 in cash compensation to the directors and senior management as a group.

For the fiscal year ending May 31, 2006, the Company paid an aggregate of $71,856 in cash compensation to the directors and senior as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to some, but not all, of its senior management.  In the case of the Company, disclosure is required for the current Chief Executive Officer and Chief Financial Officer, as well as for certain former Chief Executive Officers and Chief Financial Officers.  The following table sets out compensation information for the fiscal years ended May 31, 2007, May 31, 2006 and May 31, 2005 to such individuals, as follows:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)(2)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Jeffrey Pontius President and CEO	2007 2006 2005	180,002(2) N/A N/A	Nil N/A N/A	4,050(3) N/A N/A	570,000/0 N/A N/A	Nil N/A N/A	Nil N/A N/A	22,265(4) N/A N/A
Michael W. Kinley CFO	2007 2006 2005	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	180,000/0 N/A N/A	Nil N/A N/A	Nil N/A N/A	40,000(5) N/A N/A
Anton Drescher Former President and CEO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	25,000(5) 65,500(5) 64,173(5)	240,000/0 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna Moroney(6) Former CFO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	11,044 6,356 4,380	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fiscal years ended May 31.

(2)

Represents amounts paid by Talon Gold (US) LLC (“Talon”), an indirect wholly owned US subsidiary of the Company, to Mr. Pontius as salary in accordance with his employment agreement.

(3)

Represents amounts paid by Talon Gold (US) LLC (“Talon”), an indirect wholly owned US subsidiary of the Company, to a defined benefit contribution plan on behalf of Mr. Pontius in accordance with his employment agreement.

(4)

Represents consulting fees paid to Mr. Pontius by the Company for consulting services rendered prior to the commencement of his employment by Talon on August 8, 2006.

(5)

These amounts were paid for consulting services provided by Winslow Associates Management and Communications Inc., a private company wholly owned by Mr. Kinley.

(6)

These amounts were paid for consulting services provided by Harbour Pacific Capital Corp., a private company wholly-owned by Mr. Drescher.  Mr. Drescher ceased acting as CEO effective September 22, 2006, and the retainer of Harbour Pacific Capital Corp. ceased effective October 31, 2006.

(7)

Ms. Moroney ceased acting as CFO effective September 22, 2006.

The Company does not have any long term incentive plan awards defined as “any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units.”

During the fiscal year ended May 31, 2007, the following incentive stock options were granted to the Chief Executive Officer, Chief Financial Officer and former Chief Executive Officer:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jeffrey Pontius	500,000 70,000	15.5%	2.70 2.95	2.70 2.95	January 26/09 May 23/09
Michael W. Kinley	150,000 30,000	4.9%	2.70 2.95	2.70 2.95	January 26/09 May 23/09
Anton Drescher	200,000 40,000	6.5%	2.70 2.95	2.70 2.95	January 26/09 May 23/09

(1)

Percentage of all of the Company’s options granted during the last fiscal year.

No stock options were exercised by any directors or senior management during the fiscal year ended May 31, 2007.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Cash Compensation

The Company does not compensate directors in their capacities as such, although directors are reimbursed for their expenses incurred in connection with attending meetings of the board of directors (or any committee thereof) or otherwise incurred in providing their services as directors.

Non-Cash Compensation

During the fiscal year ended May 31, 2007, the Company granted the following incentive stock options to directors:

1.

Incentive stock options to acquire an aggregate of 600,000 Common Shares at a price of $2.70 until January 26, 2009; and

2.

Incentive stock options to acquire an aggregate of 335,000 Common Shares at a price of $2.95 until May 23, 2009.

Board Practices

The Board is elected at the annual general meetings of the shareholders.  Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA.  See Section 6.A – Directors and Senior Management - for dates directors were first elected to the Board.

Audit Committee

Rowland Perkins

Michael Bartlett

Ronald Sheardown

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

Each member of our Audit Committee is independent and satisfies the requirements set forth in AMEX Company Guide Section 121B and Rule 10A-3 of the Securities and Exchange Act of 1934.  Michael Bartlett is our Audit Committee Chairman.  Michael Bartlett has been designated by the Board as the Audit Committee financial expert.  See Item 16A. Audit Committee Financial Expert.

Subsequent to the 2006 annual meeting of shareholders held on September 22, 2006, the Board adopted a replacement Audit Committee Charter, a copy of which is attached as Exhibit 99.1 to this Annual Report.

Following the 2006 annual general meeting held on September 22, 2006, the Board formed the following Board committees:

Compensation Committee

Rowland Perkins

Benjamin Wayne Guenther

Ronald Sheardown

Rowland Perkins serves as Chairman of the Compensation Committee.  Each of the members of the Compensation Committee is independent as determined by AMEX Company Guide Section 121A.

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation.  A copy of the Compensation Committee Charter is attached to this Annual Report as Exhibit 99.2.

Sustainable Development Committee

Benjamin Wayne Guenther

Anton J. Drescher

Anton J. Drescher serves as Chairman of the Sustainable Development Committee.  The overall purpose of the Sustainable Development Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out, and that its facilities are operated and maintained, in a safe and environmentally sound manner and reflect the ideals and principles of sustainable development.  The primary function of the committee is to monitor, review and provide oversight with respect to the Company’s policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters.  The committee will also advise the Board and make recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues.  A copy of the Sustainable Development Committee Charter is attached to this Annual Report as Exhibit 99.3.

Corporate Governance & Nominating Committee

Benjamin Wayne Guenther

Rowland Perkins

Rowland Perkins serves as Chairman of the Corporate Governance and Nominating Committee.  Each of the members of the Corporate Governance and Nominating Committee is independent as determined by AMEX Company Guide Section 121A.

The role of the Corporate Governance & Nominating Committee is to (1) develop and monitor the effectiveness of the Company’s system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; and (6) assist the Board in setting the objectives of the Chief Executive Officer and evaluating the performance of the CEO.  A copy of the Corporate Governance & Nominating Committee Charter is attached to this Annual Report as Exhibit 99.4.

New Policies

Effective September 22, 2006, the Company adopted a Code of Business Conduct and Ethics and a Share Trading Policy.  A copy of each of these policies is attached to this Annual Report as Exhibits 99.5 and 99.6, respectively.

6.D

Employees

The Company has no employees.  Talon LLC has four employees, through which all of the Company’s exploration activities are conducted.  These employees are as follows:

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

•

Chris Puchner - Geologist:  Mr. Puchner is the Chief Geologist, and is responsible for the supervision and implementation of the Company’s exploration projects in Alaska.

6.E

Share Ownership

The following table sets out the number of shares held by the Company’s directors and the members of its administrative, supervisory or management bodies as of November 21, 2007 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares(2)
Henk Van Alphen	1,095,500(3)	2.73%
Anton J. Drescher	729,218(4)	1.82%
Rowland Perkins	127,000(5)	0.31%
Benjamin W. Guenther	Nil	n/a
Michael Bartlett	100,000(6)	0.25%
Ronald Sheardown	100,000(7)	0.25%
Jeff Pontius	924,166(8)	2.29%
Michael Kinley	382,500(9)	0.96%
Lawrence Talbot	535,800(10)	1.34%
Russell Myers	263,333(11)	0.66%
Quentin Mai	634,700(12)	1.59%
Marla Ritchie	319,400(13)	0.80%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (11 persons)	5,211,617(14)	12.38%

(1)

Includes shares which may be issued on the exercise of incentive stock options held by each of such persons.

(2)

Percentage based on the exercise by such individual of incentive stock options held by such individual, but assuming no other exercises of incentive stock options or other convertible securities held by any other persons.

(3)

Includes 370,000 incentive stock options held by Mr. Van Alphen, of which 300,000 are exercisable at $2.70 until January 26, 2009 and 70,000 are exercisable at $2.95 until May 23, 2009.

(4)

Includes 240,000 incentive stock options held by Mr. Drescher, of which 200,000 are exercisable at $2.70 until January 26, 2009 and 40,000 are exercisable at $2.95 until May 23, 2009.

(5)

Includes 125,000 incentive stock options held by Mr. Perkins, of which 100,000 are exercisable at $2.70 until January 26, 2009 and 25,000 are exercisable at $2.95 until May 23, 2009.

(6)

Includes 100,000 incentive stock options held by Mr. Bartlett, which are exercisable at $2.95 until May 23, 2009.

(7)

Includes 100,000 incentive stock options held by Mr. Sheardown, which are exercisable at $2.95 until May 23, 2009.

(8)

Includes 570,000 incentive stock options held by Mr. Pontius, of which 500,000 are exercisable at $2.70 until January 26, 2009 and 70,000 are exercisable at $2.95 until May 23, 2009.

(9)

Includes 180,000 incentive stock options held by Mr. Kinley, of which 150,000 are exercisable at $2.70 until January 26, 2009 and 30,000 are exercisable at $2.95 until May 23, 2009.

(10)

Includes 180,000 incentive stock options held by Mr. Talbot, of which 150,000 are exercisable at $2.70 until January 26, 2009 and 30,000 are exercisable at $2.95 until May 23, 2009.

(11)

Includes 180,000 incentive stock options held by Mr. Myers, of which 150,000 are exercisable at $2.70 until January 26, 2009 and 30,000 are exercisable at $2.95 until May 23, 2009.

(12)

Includes 180,000 incentive stock options held by Mr. Mai, of which 150,000 are exercisable at $2.70 until January 26, 2009 and 30,000 are exercisable at $2.95 until May 23, 2009.

(13)

Includes 180,000 incentive stock options held by Ms. Ritchie, of which 150,000 are exercisable at $2.70 until January 26, 2009 and 30,000 are exercisable at $2.95 until May 23, 2009.

(14)

Includes 2,405,000 incentive stock options held by directors and senior management, of which 1,850,000 are exercisable at $2.70 until January 26, 2009 and 555,000 are exercisable at $2.95 until May 23, 2009.

Options and Other Rights to Purchase Securities

On August 22, 2006, the Board adopted a new incentive stock option plan (the “2006 Plan”) to replace the existing 2005 Incentive Stock Option Plan, subject to the approval of the shareholders at the 2006 annual general meeting and the acceptance for filing thereof by the TSXV.  At the annual general meeting held on September 22, 2006, the shareholders approved the 2006 Plan, and it was accepted for filing by the TSXV on November 23, 2006.

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

5.

The exercise price of an option may not be set at less than the minimum price permitted by the TSXV (currently the closing price of the Common Shares on the TSXV on the day prior to an option grant less the maximum discount permitted by the TSXV).

6.

Options may be exercisable for a period of up to five years from the date of grant.

7.

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

8.

Options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period.

9.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board will have the right to accelerate the date on which any option becomes exercisable.

As of November 21, 2007 there were 3,675,000 incentive stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the 2006 Plan.  Based on the outstanding Common Shares, as at November 21, 2007, options with respect to 291,370 Common Shares are available for grant under the 2006 Plan.  A copy of the 2006 Plan is attached to this Annual Report as Exhibit 99.7.

Warrants

As of November 21, 2007, the following transferable common share purchase warrants were outstanding:

(a)

3,780,599 warrants to purchase up to 3,780,599 Common Shares at a price of $1.00 per share, exercisable on or before August 4, 2008, issued as part of a non-brokered private placement of 7,999,718 units issued at a price of $0.56 per unit;

(b)

2,108,708 warrants to purchase up to 2,108,708 Common Shares at a price of $1.50 per share, exercisable on or before August 4, 2008, issued as part of a brokered private placement of 4,987,483 units at a price of $1.25 per unit;

(c)

283,333 warrants to purchase up to 283,333 Common Shares at a price of $1.50 per share, exercisable on or before August 4, 2008, issued as part of a non-brokered private placement of 612,122 units at a price of $1.25 per unit;

(d)

135,318 compensation options to purchase up to 135,318 common shares at a price of $1.30 per share, exercisable on or before August 4, 2008, issued to the Agent as part of the Agent’s commission in connection with the brokered private placement of 4,987,483 units;

(e)

47,478 warrants to purchase up to 47,478 common shares at a price of $1.50 per share, exercisable on or before August 4, 2008, issued to the Agent as part of the Agent’s commission in connection with the brokered private placement of 4,987,483 units;

(f)

1,200,000 warrants to purchase up to 1,200,000 Common Shares at a price of $3.00 per share, exercisable on or before May 9, 2009, issued as part of a non-brokered private placement of 1,200,000 units issued at a price of $2.40 per unit;

(g)

6,104,500 warrants to purchase up to 6,104,500 Common Shares at a price of $3.00 per share, exercisable on or before May 9, 2009, issued as part of a non-brokered private placement of 6,104,500 units issued at a price of $2.40 per unit;

(h)

488,360 compensation options to purchase up to 488,360 common shares at a price of $2.70 per share, exercisable on or before May 9, 2009, issued to the Agent in connection with the brokered private placement of 6,104,500 units;

(i)

212,242 compensation warrants to purchase up to 212,242 common shares at a price of $3.00 per share, exercisable on or before May 9, 2009, issued to the Agent as part of the Agent’s commission in connection with the brokered private placement of 6,104,500 units;

As at November 21, 2007, the Company’s directors and officers, as a group (11 persons), held no warrants to purchase Common Shares of the Company.

There are no assurances that any of the options or warrants described above will be exercised in whole or in part.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Company is not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As at November 21, 2007, the aggregate number of Common Shares beneficially owned, directly or indirectly, by the Company’s directors and senior officers as a group is 2,806,617 Common Shares, representing 7.07% of the total issued and outstanding Common Shares (assuming exercise of the options held by such directors and senior officers).  “Beneficial ownership” means sole or shared power to vote or direct the voting of the Common Shares, or the sole or shared power to dispose, or direct a disposition, of the Common Shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of the Common Shares, both issued and unissued, are shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by the Company’s major shareholders.

7.A

Major Shareholders

As at November 21, 2007, to the knowledge of management, the following are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Title of Class of Security	Name of Stockholder	Number of Shares Owned	Percentage of Outstanding Common Shares
Common Shares	AngloGold Ashanti (U.S.A.) Exploration Inc.	5,997,295	15.12%
Common Shares	Cardero Resource Corp.	3,000,000(1)	7.56%
Common Shares	Stabilitas Gold (Germany)	3,200,000(2)	8.06%
Common Shares	Tocqueville Asset Management	3,693,000(3)	9.31%
Common Shares	Sprott Asset Management	1,667,000(4)	4.20%

(1)

Cardero also holds common share purchase warrants to purchase up to 2,000,000 Common Shares at a price of $1.00 until to August 4, 2008.  Assuming the exercise of these warrants, Cardero would then hold 5,000,000 Common Shares, or 12.6% of the then outstanding Common Shares.

(2)

Stabilitas Gold also holds common share purchase warrants to purchase up to 129,870 Common Shares at a price of $1.00 until to August 4, 2008, 181,818 Common Shares at a price of $1.50 until August 4, 2008, 700,000 Common Shares at a price of $3.00 until May 9, 2009, and Assuming the exercise of these warrants, Stabilitas would then hold 4,211,688 Common Shares, or 10.6% of the then outstanding Common Shares.

(3)

Tocqueville also holds common share purchase warrants to purchase up to 378,750 Common Shares at a price of $1.00 until to August 4, 2008, 530,250 Common Shares at a price of $1.50 until August 4, 2008, 125,000 Common Shares at a price of $3.00 until May 9, 2008.  Assuming the exercise of these warrants, Tocqueville would then hold 4,727,000 Common Shares, or 11.91% of the then outstanding Common Shares.

(4)

Sprott also holds common share purchase warrants to purchase up to 1,667,000 Common Shares at a price of $3.00 until May 9, 2008.  Assuming the exercise of these warrants Sprott would then hold 3,334,000 Common Shares or 8.20% of the then outstanding Common Shares.

As of November 21, 2007, there were 39,663,398 Common Shares issued and outstanding.  The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 102 registered shareholders owning Common Shares, of which 60 (58.83%) of these registered shareholders, holding approximately 8,932,186 (22.52%) Common Shares, are residents of the United States, 38 (37.25%) of these registered shareholders, holding approximately 29,755,512 (75.02%) Common Shares, are residents of Canada, and 4 (2.46%) of these registered shareholders, holding approximately 976,000 (2.46%) Common Shares, are residents of jurisdictions other than the United States and Canada.

Control by Foreign Government or Other Persons

To the best of the knowledge of the directors and senior management, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Annual Report, there are no arrangements known to the Company which may at a subsequent date result in a change of control.

7.B

Related Party Transactions

There are no material interests, direct or indirect, of the Company’s directors, senior officers or shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since June 1, 2006 or in any proposed transaction which has materially affected or will materially affect the Company except for:

1.

Harbour Pacific Capital Corp., a private company owned by Anton J. Drescher, a director and former President of the Company, provided consulting and accounting services to the Company until October 1, 2006, when the arrangement was terminated.

2.

Talon LLC, an indirect subsidiary of the Company, has entered into employment agreements with its four employees:  Jeffery Pontius, Russell Myers, Heather Kelly and Chris Puchner.  These employment agreements are “at will” employment agreements upon normal commercial terms and do not contain any special provisions with respect to termination, severance rights or rights on a change of control of Talon LLC.

3.

The Company has entered into an investor relations consulting agreement with Quatloo Investment Management Inc., whereby Quatloo will provide investor relations services to the Company.  The agreement is for an initial term of one year, and is terminable on 90 days’ notice by either party.  Quatloo is paid a fee of $4,000 per month.  The president and owner of Quatloo, Quentin Mai, is the Vice-President, Corporate Communications of the Company.

It is the opinion of management that the terms of these transactions are favourable to the Company and in the Company’s best interests.  Management also believes that it could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

Indebtedness of Directors, Officers, and Other Management

During the fiscal years ended May 31, 2007, 2006 and 2005, none of the following were indebted to the Company:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the Company, and close members of any such individuals' family;

(d)

key management personnel and close members of such individuals’ families; or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements for the fiscal years ended May 31, 2007, 2006 and 2005.

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

The Company is not aware of any material proceeding in which any director, senior manager or affiliate is either a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Company has not declared or paid any cash dividends on the Common Shares and does not currently expect to pay cash dividends in the foreseeable future.

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

Year	High	Low
2007	3.15	2.06
2006	0.35	0.26
2005	0.70	0.25
2004	0.70	0.50
2003	1.50	0.60

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim period as traded on the TSXV:

Quarter Ended	High	Low
August 31, 2007	3.15	2.35
May 31, 2007	3.10	2.52
February 28, 2007	2.91	2.35
November 30, 2006	3.40	2.05
August 31, 2006	3.10	0.54
May 31, 2006	0.34	0.31
February 28, 2006	0.33	0.28
November 30, 2005	0.32	0.26
August 31, 2005	0.35	0.35
May 31, 2005	0.37	0.25

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares for the most recent six months as traded on the TSXV:

Month	High	Low
to November 21, 2007	2.40	1.76
October 2007	2.65	2.10
September 2007	2.69	2.11
August 2007	3.00	2.35
July 2007	3.10	2.63
June 2007	3.15	2.78

The following table discloses the high and low sales prices in US dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim period as traded on the OTCBB to August 2, 2007, and from August 3, 2007 on the American Stock Exchange (AMEX):

Quarter Ended	High	Low
August 31, 2007	2.96	2.41
May 31, 2007	2.68	2.25
February 28, 2007	3.13	2.05
November 30, 2006	3.00	1.51
August 31, 2006	2.77	0.257
May 31, 2006	0.26	0.257
February 28, 2006	0.26	0.12
November 30, 2005	0.29	0.13
August 31, 2005	0.29	0.29
May 31, 2005	0.30	0.298
February 28, 2005	0.35	0.35

The following table discloses the monthly high and low sales prices in US dollars for the Common Shares for the most recent six months as traded on the OTCBB to August 2, 2007, and from August 3, 2007 on AMEX:

Month	High	Low
to November 21, 2007	2.28	1.75
October 2007	2.75	2.15
September 2007	2.80	2.05
August 2007	2.86	2.01
July 2007	2.97	2.68
June 2007	3.05	2.55

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Common Shares are listed on the TSXV under the trading symbol “ITH”  There are currently no restrictions on the transferability of the Common Shares under Canadian securities laws.  The Common Shares also trade on the American Stock Exchange under the trading symbol “THM”, and on the Frankfurt Stock Exchange - Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

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

As a pre-existing company under the Company Act, the Company was subject to provisions contained in the BCBCA known as the “Pre-Existing Company Provisions”.  The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act.  Under the BCBCA, the Company had the option to replace the Pre-Existing Company Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

As a public company, the only significant provision of the Pre-Existing Company Provisions that applied to the Company is the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the special resolution to be passed.  Under the BCBCA, the level of approval for special resolutions may be reduced to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions.  Management considered the two-thirds approval threshold to be appropriate for fundamental changes requiring approval by special resolution.

Accordingly, at the annual meeting held on October 29th, 2004, the shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions.  A copy of the amended Notice of Alteration is attached to this Annual Report as Exhibit 1.7.

In addition to deleting the Pre-Existing Company Provisions, the Board were also of the view that it would be in the best interests of the Company to adopt a new set of Articles (the “New Articles”) to replace its existing Articles (the “Old Articles”).  The New Articles reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the New Articles are minor in nature, and are not substantive changes.  A copy of the New Articles is attached to this Annual Report as Exhibit 1.8.

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

9.

Exploration Agreement with Option to Lease dated effective as of January 1, 2007 between the University of Alaska and Talon Alaska with respect to lands forming part of the Coffee Dome project – See Item 4.D “Business Overview – Property, Plant and Equipment – Alaska Mineral properties – Sale Properties – Coffee Dome”.

10.

Guarantee executed February 22, 2007 pursuant to which the Company has guaranteed the obligations of Talon Alaska pursuant to the agreement with the University of Alaska in 9 above.

11.

Mining Lease with Option To Purchase made January 18, 2007 among Talon Alaska, as lessee, and Bernard E. Griffin, Donna Griffin, Larry Kilgore, Sherry Gerbi, Jerry Griffin, Tim Miller, Lynne Miller, Robert Miller and Marcia Miller, as lessors, with respect to lands forming part of the Livengood project – See Item 4.D “Business Overview – Property, Plant and Equipment – Alaska Mineral properties - Sale Properties – Livengood”.

12.Binding Letter of Intent, dated March 15, 2007, with Redstar Gold Corp., pursuant to which the Company can earn up to a 70% interested in the North Bullfrog project, located in Nevada – See Item 4.D “Business Overview – Property, Plant and Equipment – Nevada Mineral Properties – North Bullfrog”.

13.

Binding Letter of Intent, dated March 15, 2007, with Redstar Gold Corp., pursuant to which the Company can earn up to a 70% interested in the Painted Hills project, located in Nevada – See Item 4.D “Business Overview – Property, Plant and Equipment – Nevada Mineral Properties – Painted Hills”.

14.

Mining Lease made and effective March 28, 2007 between Talon Alaska and Ronald Tucker, with respect to lands forming part of the Livengood project – See Item 4.D “Business Overview – Property, Plant and Equipment – Alaska Mineral properties - Sale Properties – Livengood”.

15.

Agency Agreement dated May 9, 2007 among the Company, Canaccord Capital Corporation and Pacific International Securities Inc. with respect to the brokered private placement of up to 6,104,500 units – See Item 4.B “Business Overview – Private Placements”.

16.

Binding Letter of Intent dated June 15, 2007 with Hidefield Gold plc of London, England and its partner, Mines Trust Ltd., pursuant to which the Company can earn up to an 80% interest in the project, referred to as South Estelle, located in southwest Alaska.

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

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote Common Shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (the “ICA”).  The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business or an investment to establish a new Canadian business, to identify, notify, or (if the gross value of the assets of the target Canadian business exceed a certain monetary threshold) file an application for review with the Investment Review Division of Industry Canada (“IRD”).

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

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

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

Dividends on Common Shares

Generally, dividends (including stock dividends) paid or credited (including amounts on account of or in lieu of dividends) by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent.  However, the Treaty provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States that qualifies for benefits under the Treaty.  Dividends paid to any non-resident company that qualifies for benefits under the Treaty and that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

Dividends (including stock dividends) paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Treaty, and is entitled to the benefits of Article XXI(2) of the Treaty will not have to pay any Canadian withholding tax in respect of the amount of the dividend.

Disposition of Common Shares

A non-resident shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share unless the Common Shares constitute “taxable Canadian property” to the non-resident shareholder. Generally, Common Shares will not constitute “taxable Canadian property” to a non-resident shareholder at a particular time provided that (a) the Common Shares are listed on a prescribed stock exchange (which includes the Tier I and Tier II of the TSXV) at that time, and (b) the non-resident shareholder, persons with whom the non-resident shareholder does not deal at arm’s length, or the non-resident shareholder together with persons with whom the non-resident shareholder does not deal at arm’s length, have not owned 25% or more of the issued shares of any of the classes (or of any series within a class) of the Company at any time during the 60-month period that ends at that time.  Common Shares may also be taxable Canadian property in certain other circumstances, including where the non-resident shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed taxable Canadian property.  Non-resident shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

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

Because the PFIC income test is a gross income test, losses from operations or administrative expenses do not reduce passive income for purposes of the PFIC income test.  The Company has had, in past years, interest income and gain from the sale of marketable securities and no other operating income, and may have such situations in the future.  Thus, the Company believes that it was a PFIC for the taxable year ending May 31, 2007 based on this gross income test and would be classified as a PFIC from time to time in the future for U.S. federal income tax purposes.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending May 31, 2008 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

The Company’s auditors for financial statements for each of the preceding three years was MacKay LLP, Chartered Accountants, of #1100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 4T5, Canada.  Their audit reports for the fiscal years ended May 31, 2007, 2006 and 2005 are included with the related financial statements in this Annual Report statement with their consent.

10.H

Documents on Display

Publicly available data on the Company mineral properties may be viewed at the Company’s head office, located at Suite 1901, 1177 West Hastings Street, Vancouver, B.C., Canada V6E 2K3 and on the Company’s website at:

www.ithmines.com.

Material contracts and publicly available corporate records may be viewed at the Company’s registered and records office located at Suite 2300, 1055 Dunsmuir Street, Vancouver, B.C., Canada V7X 1J1.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A-D

Material Modifications to the Rights of Security Holders

There have no material modifications to the rights of security holders since the adoption of the New Articles in 2004.

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

There were no changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the Company’s internal control over financial reporting during the fiscal year ended May 31, 2007.

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

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Michael Bartlett satisfies the requirements as an audit committee financial expert (as defined in Item 16A of Form 20-F).  Mr. Bartlett is an independent director.  Michael Bartlett, Rowland Perkins and Ronald Sheardown have the industry experience necessary to understand and analyze financial statements, as well as the understanding of internal controls and procedures necessary for financial reporting.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics, effective September 22nd, 2006 (the “Code”).  A copy of the Code is attached as Exhibit 99.5 to this Annual Report.  A copy is also posted on our website at www.ithmines.com.  Any person may obtain without charge, upon written request, a copy of such Code of Business Conduct and Ethics by contacting the Vice-President and General Counsel at Suite 1901, 1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Code sets out the conduct expected of all directors officers and employees of the Company, a summary of which is set forth below.

The Company insists on honest and ethical conduct by all of its directors, officers, employees and other representatives.  The Company places the highest value on the integrity of its directors, officers and employees and demand this level of integrity in all its dealings.  The Company insists on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Directors, officers and employees are required to deal honestly and fairly with the Company’s business partners, competitors and other third parties, which includes prohibiting bribes, kickbacks and other forms of improper payment, including gifts or favours and limited marketing and entertainment expenditures.

Company directors, officers and employees are prohibited from being involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the Company’s interests, including acting as a consultant to, or a director, officer or employee with, an outside business that competes with the Company or supplies products or services to the Company (other than professional services such as legal, accounting, geological or financial advisory services), unless specific permission has been provided by the Company’s Ethics Officer or the Chair of the Audit Committee.  Personal loans or services from any entity with which the Company does business are prohibited, as well any personal loans or guarantees of obligations from the Company, except as legally permissible.  No immediate family members, including spouses, children, parents, siblings and persons sharing the same home shall conduct business on behalf of the Company.  Directors, officers, and employees must notify the Company’s Ethics Officer or the Chair of the Audit Committee of the existence of any actual or potential conflict of interest.

Company directors, officers and employees are entrusted with confidential information belonging to the Company and with the confidential information of the Company’s business partners and shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends, shall use the confidential information only for the Company’s legitimate business purposes and not for personal gain, and shall not use the Company’s property or resources for any personal benefit or the personal benefit of anyone else, which property includes the Company’s internet, email, and voicemail services, which should be used only for business related activities, and which the Company may monitor at any time without notice.

The Company is committed to providing its shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that it files with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators.  The Company’s directors, officers and employees shall not make false or misleading entries in the Company’s books and records for any reason, nor condone any undisclosed or unrecorded bank accounts or assets established for any purpose.  They shall comply with generally accepted accounting principles at all times and notify the Company’s Chief Financial Officer if there is an unreported transaction.  A system of internal controls shall be maintained that will provide reasonable assurances to the Company’s management that material information about its business is made known to management, particularly during the periods in which the Company’s periodic reports are being prepared.

The Company will comply with all laws and governmental regulations that are applicable to its activities, and expects all of its directors, officers and employees to obey the law.  The Company’s directors, officers and employees are prohibited from trading securities of the Company while in possession of material, non-public information.

Compliance with the Code is the individual responsibility of every director, officer and employee.  The Company attempts to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution.

The Board and Audit Committee have established the standards of business conduct contained in the Code and oversee compliance with the Code.  Additionally, the Board has appointed the Company’s Vice-President and General Counsel to serve as the Company’s Ethics Officer to ensure adherence to the Code.  While serving in this capacity, the Ethics Officer reports directly to the Board.

Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to either the Ethics Officer or the Chair of the Audit Committee.  Additionally, directors, officers, and employees may contact the Ethics Officer or the Chair of the Audit Committee with a question or concern about the Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.

The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any violation.  The Ethics Officer will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures, involving the Chair of the Audit Committee or Chief Executive Officer when required.  All reports will be treated confidentially to every extent possible.

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

	Year ended May 31, 2007	Year ended May 31, 2006
Audit fees	$36,520	$12,500
Audit related fees	$4,928	$Nil
Tax fees	$Nil	900
All other fees	$Nil	$Nil
Total:	$49,020	$13,400

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any Common Shares in the fiscal year ended May 31, 2007.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

The Company's consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP.  Reference is made to Note 12 of the Consolidated Financial Statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

ITEM 18.

FINANCIAL STATEMENTS

The Company elected to provide consolidated financial statements pursuant to Item 17.

ITEM 19.    EXHIBITS

1.0

Financial Statements

a)

Auditors’ Report dated August 24, 2007

b)

Consolidated Statement of Operations and Deficit for the years ended May 31, 2007, 2006 and 2005

c)

Consolidated Balance Sheet at May 31, 2007, 2006 and 2005

d)

Consolidated Statements of Cash Flows for the years ended May 31, 2007, 2006 and 2005

e)

Notes to the Consolidated Financial Statements for the years ended May 31, 2007, 2006 and 2005

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

4.10***

Indemnity and Pre-emptive Rights Agreement for reference August 4, 2006 among AngloGold, the Company and Talon Alaska.

4.11***

Agency Agreement dated August 4, 2006 between Pacific International Securities Inc. and the Company.

4.12***

Mining Exploration Agreement with Option to Lease dated August 14, 2006 between Talon Alaska and Doyon, Limited with respect to the West Tanana property.

4.13***

Binding Letter of Intent dated September 11, 2006 among Talon Alaska, Karl Hanneman and the Bergelin Family Limited Partnership with respect to 169 Alaska State mining claims forming part of the Livengood Property.

4.14

Exploration Agreement with Option to Lease dated effective as of January 1, 2007 between the University of Alaska and Talon Alaska with respect to lands forming part of the Coffee Dome project.

4.15

Guarantee executed February 22, 2007 pursuant to which the Company has guaranteed the obligations of Talon Alaska pursuant to the agreement with the University of Alaska in 4.14.

4.16.

Mining Lease with Option To Purchase made January 18, 2007 among Talon Alaska, as lessee, and Bernard E. Griffin, Donna Griffin, Larry Kilgore, Sherry Gerbi, Jerry Griffin, Tim Miller, Lynne Miller, Robert Miller and Marcia Miller, as lessors, with respect to lands forming part of the Livengood project.

4.17.

Binding Letter of Intent, dated March 15, 2007, with Redstar Gold Corp., pursuant to which the Company can earn up to a 70% interested in the North Bullfrog project, located in Nevada.

4.18.

Binding Letter of Intent, dated March 15, 2007, with Redstar Gold Corp., pursuant to which the Company can earn up to a 70% interested in the Painted Hills project, located in Nevada.

4.19

Mining Lease made and effective March 28, 2007 between Talon Alaska and Ronald Tucker, with respect to lands forming part of the Livengood project.

4.20.

Agency Agreement dated May 9, 2007 among the Company, Canaccord Capital Corporation and Pacific International Securities Inc. with respect to the brokered private placement of up to 6,104,500 units.

4.21.

Binding Letter of Intent with Hidefield Gold plc and its partner Mines Trust Ltd. dated June 15, 2007, Prusuant to which ITH can earn up to a 80% interest in the South Estelle project located in southwest Alaska.

8.1

Subsidiaries:

Talon Gold Alaska Inc. – incorporated in Alaska*

Talon Gold (US) LLC – incorporated in Colorado*

Talon Gold Nevada Inc. – incorporated in Nevada

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

15.2

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

*

Incorporated by reference from our Amendment No. 2 to the Registration Statement dated April 11, 2001.

**

Incorporated by reference from our Form 20-F Annual Report for the year ended May 31, 2005, dated October 14, 2005 and filed on October 20, 2005.

*** Incorporated by reference from our Form 20-F and 20-FA Annual Report for the year ended May 31, 2006, dated December 21, 2006 and filed on December 29, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL TOWER HILL MINES LTD.

/s/

Jeffrey A. Pontius

By:

Jeffrey A. Pontius

President

Date:      November 30, 2007