Form 20-F
INTERNATIONAL TOWER HILL MINES LTD
filed 2008-12-15
CIK 1134115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM-;20F

(Mark One)

___

Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Or

  ✓

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended May 31, 2008

Or

____

Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________________ to ____________________

Or

____

Shell Company Report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of event requiring this Shell Company Report ____________________

Commission File Number 1-33638

INTERNATIONAL TOWER HILL MINES LTD.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#1920 -; 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2

(Address of principal executive offices)

Lawrence W. Talbot, (604) 683-6332, lawrence.talbot@internationaltowerhill.com

#1920 -; 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12 (b) of the Act:

Name of Each Exchange

Title of Each Class

on Which Registered

Common shares, no par value

NYSE Alternext U.S.

Securities registered or to be registered pursuant to section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at May 31, 2008

Common Shares, no par value

        39,943,892

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

No  ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

No ✓

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

No ✓

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of ";accelerated filer"; and ";large accelerated filer"; in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer

Accelerated Filer

Non-accelerated filer   ✓

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other	✓

If ";Other"; has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ✓

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

No ✓

TABLE OF CONTENTS

DEFINITIONS AND CONVERSION FACTORS

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

6.C

Board Practices

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

10.G

Statement by Experts

10.H

Documents on Display

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

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
COMMITTEES

ITEM 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the ";Exchange Act";), relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as ";anticipate";, ";believe";, ";estimate";, ";expect";, ";intend";, ";plan";, ";strategy";, ";goals";, ";objectives";, ";project";, ";potential"; or variations thereof) or stating that certain actions, events, or results ";may";, ";could";, ";would";, ";might"; or ";will"; be taken, occur, or be achieved, or the negative of any of these terms and similar expressions, as they relate to the Company or management, are intended to identify forward-looking statements.

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

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document, under the heading ";Risk Factors"; and elsewhere.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates

The terms ";mineral reserve";, ";proven mineral reserve"; and ";probable mineral reserve"; are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 -; Standards of Disclosure for Mineral Projects (";NI 43-101";) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the ";CIM";) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the U.S. Securities and Exchange Commission (the ";SEC";) Industry Guide 7 (";SEC Industry Guide 7";) under the U.S. Securities Act of 1933, as amended (the ";Securities Act";).  Under SEC Industry Guide 7 standards, a ";final"; or ";bankable"; feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a ";reserve"; unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms ";mineral resource";, ";measured mineral resource";, ";indicated mineral resource"; and ";inferred mineral resource"; are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  ";Inferred mineral resources"; have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of ";contained ounces"; in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute ";reserves"; by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DEFINITIONS AND CONVERSION FACTORS

The following is a glossary of certain terms used in this Annual Report:

";adit";	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine
";adularia";	A moderate to low temperature mineral of the alkali feldspar group
";Ag";	Silver
";alteration";	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions
";andesites";

A dark-coloured fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed mainly of zoned sodic plagioclase (especially andesine) and one or more of the mafic minerals with a groundmass composed primarily of the same minerals as the phenocrysts, the extrusive equivalent of diorite

";Annual Report";	This Annual Report of the Company on Form 20-F
";anomalous";	Departing from the expected or normal
";anomaly";

A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value

";anticline";	A fold, generally convex upward, whose core contains the stratigraphically older rocks
";anticlinal";	Of, or pertaining to, an anticline
";apophysis";	A branch or offshoot of a larger intrusive body (Pl: apophyses)
";argillic";	Pertaining to clay or clay minerals, for example, ";argillic alteration";, in which certain minerals are converted to minerals of the clay group
";As";	Arsenic
";Au";	Gold
";basalt";	A dark coloured igneous rock, commonly extrusive -; the fine grained equivalent of gabbro
";batholith";	A large, generally discordant plutonic mass that has more than 100 square kilometres of surface exposure and no known floor
";Board";	The board of directors of the Company
";breccia";	Angular broken rock fragments held together by a mineral cement or a fine-grained matrix
";BCBCA";	Business Corporations Act (British Columbia), the Company’s governing statute
";chip sample";	A series of small pieces of ore or rock taken at regular intervals across a vein or exposure
";clast";	An individual constituent, grain or fragment of a detrital sediment or sedimentary rock produced by the physical disintegration of a larger rock mass
";clastic";

Pertaining to a rock or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin; also said of the texture of such a rock

";cm";	Centimetres
";chalcedony";	A cryptocrystalline variety of quartz
";Common Shares";	The common shares without par value in the capital stock of the Company as the same are constituted on the date hereof
";conglomerate";

A coarse grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay

";contact";	The surface between two types or ages of rock; also, said of a mineral deposit that occurs at the contact of two unlike rock types
";Cu";	Copper
";cutoff grade";	The lowest grade of mineralized material that qualifies as ore in a given deposit, that is, material of the lowest assay value that is included in a resource/reserve estimate
";dacite";	A fine-grained extrusive rock with the same general composition as andesite but having a less calcitic plagioclase and more quartz
";deformation";	A general term for the processes of folding, faulting, shearing, compression, or extension of rocks as a result of various earth forces
";deposit";

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

";diamond drill";

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter

";dip";	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane
";dike";	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks
";diorite";

A group of plutonic rocks intermediate in composition between acidic and basic, characteristically composed of hornblende, oligoclase or andesine, pyroxene, and sometimes a little quartz.  Diorite grades into monzonite with an increase ion the alkali feldspar content

";Director";	A member of the Board of Directors of the Company
";disseminated";	Fine particles of mineral dispersed throughout the enclosing rock
";distal";	Said of an ore deposit formed at a considerable distance (e.g. tens of kilometres) from the volcanic source from which its constituents have been derived
";dolomite";

A common rock-forming mineral (CaMg(CO3)2), white to light-coloured, which has perfect rhombohedral cleavage; also, a rock containing more than 50% by weight of dolomite -; specifically, a rock containing more than 90% mineral dolomite and less than 10% calcite.  Most dolomite is associated with and often interbedded with limestone

";dome";	An uplift or anticlinal structure, circular or elliptical in outline, in which the rocks dip gently away in all directions. It may be small or many kilometres across
";drift";	A horizontal tunnel driven along or parallel to the strike of the orebody, for the extraction or exploration of minerals
";embayment";	The penetration of a crystal by another, especially of phenocrysts by microcrystalline groundmass material; also, the corrosion of a crystal or foreign inclusion by the magma in which it occurs
";epigenetic";	Said of a mineral deposit of origin later than that of the enclosing rocks
";epithermal";	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the earth’s surface and in the temperature range of 50-200° C, occurring mainly as veins
";exsolved";

Said of a substance that has undergone ";exsolution";, being the process of the separation of an initially homogenous solution into at least two different crystalline minerals without the addition or removal of any materials -; usually occurs upon cooling

";felsic";	An igneous rock having abundant light coloured minerals, also, applied to those minerals (quartz, feldspars, feldspathoids, muscovite) as a group
";fold";	A bend in the bedding, foliation, cleavage or other planar features in rocks. A fold is usually the product of a deformation, but the definition does not specify the manner of origin
";footwall";	The mass of rock beneath a fault, orebody or mine working; especially the wall rock beneath an inclined vein or fault
";g/t";	Grams per metric tonne
";gabbro";	A group of dark coloured, basic intrusive igneous rocks -; the approximate intrusive equivalent of basalt
";gneiss";

A foliated rock formed by regional metamorphism, in which bands or lenticles of granular materials alternate with bands or lenticles of minerals with flaky or elongate prismatic habit -; mineral composition is not an essential factor in its definition

";grab sample";

A sample composed of one or more pieces of rock, collected from a mineralized zone that, when analyzed, do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized zone

";grade";	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock
";groundmass";	The material between the phenocrysts in a porphyritic igneous rock (Syn.: matrix)
";hanging wall";	The overlying side of an orebody, fault or mine working,; especially the wall rock above an inclined vein or fault
";hinge";	The locus of maximum curvature or bending in a folded surface, usually a line
";host";	A rock or mineral that is older than rocks or minerals introduced into it or formed within it
";host rock";	A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur
";hydrothermal";	A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution
";intrusion";	The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed
";intrusive";	Of or pertaining to intrusion, both the process and the rock so formed
";kaolinite";	A common clay mineral of the kaolin group. It is a high alumina clay mineral that does not appreciably expand under varying water content (formerly known as ";kaolin";)
";km";	Kilometres
";lithology";

The description of rocks, especially in a hand specimen or outcrop, on the basis of such characteristics as colour, mineralogic composition, and grain size; also, the physical character of a rock (adj: ";lithologic";)

";m";	Metres
";mm";	Millimetres
";mafic";	Said of an igneous rock composed chiefly of dark, ferromagnesian minerals, also, said of those minerals
";magma";	Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes
";magmatic";	Of, or pertaining to, or derived from, magma
";massive";	Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit
";mesothermal";	Said of a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 - 300° Centigrade, also, said of that environment
";metallogeny";	The study of the genesis of mineral deposits, with emphasis on their relationship in space and time to regional petrographic and tectonic features of the earth’s crust
";mineral reserve";

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

";mineral resource";

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  The term ";mineral resource"; covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase ";reasonable prospects for economic extraction"; implies a judgement by a qualified person (as that term is defined in NI 43-101) in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable

";mineralization";	The concentration of metals and their chemical compounds within a body of rock
";National Instrument 43-101";/ ";NI 43-101";	National Instrument 43-101 of the Canadian Securities Administrators entitled ";Standards of Disclosure for Mineral Projects";
";NSR";	Net smelter return, a form of royalty
";opal";

A mineral or mineral gel (SiO2nH2O), consisting of packed spheres of silica, with a usual water content of between 3 and 9%.  It is deposited at low temperatures and is found in a wide variety of rocks and forms

";opaline";	Opal-like, opalescent, iridescent
";ophiolite";

An assemblage of mafic and ultramafic igneous rocks ranging from spilite and basalt to gabbro and peridotite, and always derived from them by later metamorphism, whose origin is associated with an early phase of the development of a geosyncline

";orogeny";

The process of natural mountain building, which may be studied as a tectonic structural event, as a geographical event and a chronological event, in that orogenic events cause distinctive structural phenomena and related tectonic activity, affect certain regions of rocks and crust and happen within a time frame

";outcrop";	That portion of a geologic formation or structure that appears at the surface of the earth; also, bedrock that is covered by surficial deposits such as alluvium
";phase";	A homogenous, physically distinct subdivided portion of matter; also, an interval in the development of a process, especially in the igneous activity of a region, for example, ";volcanic phase";
";phenocryst";	One of the relatively large and ordinarily conspicuous crystals of the earliest generation of a porphyritic igneous rock
";phyllite";	A metamorphosed rock, intermediate in grade between slate and mica schist. Minute crystals of sericite and chlorite impart a silky sheen to the cleavage surfaces, which are commonly wrinkled
";potassic";	Said of a rock or mineral containing a significant amount of potassium, hence ";potassic alteration"; is the process of altering an existing rock by the introduction of potassium
";pyrrhotite";	A common red-brown to bronze pseudohexagonal mineral. The mineral is darker and softer than pyrite, and is usually found massive
";plagioclase";	A group of triclinic feldspars, among the commonest rock-forming minerals
";plunge";	The inclination of a fold axis or other linear feature, measured in the vertical plane
";polymetallic";	Said of a deposit having more than one metal as a constituent element, for example, gold-silver-copper or silver-lead-zinc
";porphyry";	An igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained groundmass; a porphyritic igneous rock
";PPB"; or ";ppb";	Parts per billion
";PPM or ";ppm";	Parts per million
";pyrite";

A common yellow isometric mineral -; FeS2 -; often containing small amounts of other metals.  Pyrite has a brilliant metallic lustre and an absence of cleavage, and is often mistaken for gold (which is softer and heavier) -; it is the most abundant and widespread of the sulphide minerals and occurs in all types of rocks

";pyrites";

Any of the various metallic-looking sulphides, of which pyrite (";iron pyrite";) is the commonest.  The term is used with a qualifying term that indicates the component metal, for example, ";copper pyrite"; (chalcopyrite)

";pyroclastic";	Pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin
";quartzite";	A granoblastic metamorphic rock consisting mainly of quartz, formed by recrystalization of sandstone by regional or thermal metamorphism
";relict texture";	In mineral deposits, an original texture that remains after total or partial replacement
";replacement";

The process of practically simultaneous capilliary solution and deposition by which a new mineral may grow out in the body of an old mineral or mineral aggregate.  The process of interstitial, chemically active pore liquids or gasses contained within the rock body or introduced from external sources are essential for the process, which often, though not necessarily, occurs at constant volume with little disturbance of the textural or structural features

";reverse circulation drilling";

A type of drilling which does not produce a solid core (as in diamond drilling) but rather uses the circulation of bit-coolant and cuttings removal liquids, drilling fluid, mud, air or gas down the borehole outside the drill rods and upwards inside the drill rods to bring the rock chips to the surface for collection and sampling.  In general, it is faster and cheaper than diamond drilling

";schist";	A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well developed parallelism of more than 50% of the minerals present
";sedimentary";

Pertaining to or containing sediment (typically, solid fragmental material transported and deposited by wind, water or ice that forms in layers in loose unconsolidated form), or formed by its deposition

";shear zone";	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear strain (often mineralized by ore-forming solutions)
";silicic";	Said of a silica-rich igneous rock or magma
";silicification";	The introduction of, or replacement by, silica (especially in the form of fine-grained quartz, chalcedony or opal) which may fill pores and replace existing minerals (adj.: silicified)
‘sill";	A tabular igneous intrusion that parallels the planar structure of the surrounding rock
";skarn";

A term generally reserved for rocks composed mostly of lime-bearing silicates, derived from nearly pure limestone and dolomites into which large amounts of silicon, aluminum, iron and magnesium have been introduced

";specular hematite";	A black or grey variety of hematite with a splendid metallic lustre
";sphalerite";

A yellow, brown, or black isometric mineral ((Zn,Fe)S), with a highly perfect dodecahedral cleavage and a resinous to adamantine lustre.  It is a widely distributed ore of zinc.  Commonly associated with galena in veins and other deposits

";stock";	An igneous intrusion that is less than 100 square kilometres in surface exposure, is usually but not always discordant, and resembles a batholith except in size
";stockwork";	A mineral deposit consisting of a three-dimensional network of irregular veinlets closely enough spaced that the whole mass can be mined
";strata-bound";

Said of a mineral deposit confined to a single stratigraphic unit.  The term can refer to a stratiform deposit, to various oriented orebodies contained within the unit, or to a deposit containing veinlets and alteration zones that may or may not be strictly conformable with the bedding

";strike";	The direction taken by a structural surface
";syncline";	A fold of which the core contains the stratigraphically younger rocks, generally concave upward (adj: synclinal)
";system";

A major chronostratigraphic unit of worldwide significance, the fundamental unit of chronostratigraphic classification, extended from a type area or region and correlated mainly by its fossil content; the rocks formed during a period of geologic time; also, a group of related features

";tabular";	Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau
";tectonic";	Pertaining to the forces involved in, or the resulting structures of, tectonics
";tectonics";	A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution
";terrane";	A term applied to a rock or group of rocks and to the area in which they outcrop
";thrust fault";

A fault with a dip of 45° or less over much of its extent, on which the hanging wall appears to have moved upward relative to the footwall.  Horizontal compression rather than vertical displacement is its characteristic feature

";thrust sheet";	The body of rock above a large-scale thrust fault whose surface is horizontal or very gently dipping
";TSXV";	TSX Venture Exchange
";ultramafic";	Said of an igneous rock composed chiefly of mafic minerals
";vein’	An epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin
‘volcaniclastic";	Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment
";zone";	A belt or strip of earth materials, however disposed, distinguished from the surrounding parts by some particular property or content

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857
1 mile = 1.609 kilometres 1 acre = 0.405 hectares 2,204.62 pounds = 1 metric ton = 1 tonne	2000 pounds (1 short ton) = 0.907 tonnes 1 ounce (troy) = 31.103 grams 1 ounce (troy)/ton = 34.2857 grams/tonne

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements as of and for the years ended May 31, 2008, May 31, 2007 and May 31, 2006, together with the notes thereto, which appear elsewhere in annual report.  The Company’s consolidated financial statements as of and for the years ended May 31, 2008, May 31, 2007 and May 31, 2006 have been audited by MacKay LLP, Chartered Accountants.

The Company’s consolidated financial information is presented in accordance with Canadian generally accepted accounting principles (";Canadian GAAP";), which are different in some respects from U.S. GAAP.  Reference is made to Note 12 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See ";Item 17 Financial Statements";.

	Fiscal Years Ended May 31
	2008 $	2007 $	2006 $	2005 $	2004 $

Revenue (Interest Income)	603,094	248,591	348	132	4,519
Loss from operations	(3,229,342)	(7,450,306)	(127,576)	(130,755)	(248,849)
Gain on sale of marketable securities		-	-	9,140	-
Write-down of marketable securities		-	-	-	-

Income (loss) for the period [1]	(2,420,090)	(8,666,021)	(127,228)	(121,483)	(244,330)
Deficit, beginning of period	(11,334,551)	(2,668,530)	(2,541,302)	(2,419,819)	(2,175,489)
Deficit, end of period [1]	(13,754,641)	(11,334,551)	(2,668,530)	(2,541,302)	(2,419,819)
Income (loss) per share [1]	(0.06)	(0.32)	(0.01)	(0.01)	(0.03)

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

The weighted average outstanding number of Common Shares used to calculate income (loss) per share for the following fiscal periods are: 39,193,360 for the year ended May 31, 2008, 27,101,104 for the year ended May 31, 2007, 9,620,402 for the year ended May 31, 2006, 9,012,183 for the year ended May 31, 2005, and 9,012,183 for the year ended May 31, 2004.

To date, the Company has not generated any cash flow from its operations to fund ongoing activities and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company believes that it has sufficient financial resources to conduct all of the planned exploration of current mineral property interests and to fund ongoing overhead expenses for the next twelve months.  In the future, the Company may need to raise additional capital through the sale of equity securities to fund further exploration activities.  See ";Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources";.  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  If the Company is unable to raise adequate finances to fund the proposed activities, the Company will reassess alternatives and may be required to abandon one or more of its property interests as a result.

Balance Sheet Data:

	Fiscal Year Ended May 31
	2008 $	2007 $	2006 $	2005 $	2004 $
Current Assets	11,325,201	22,119,247	20,415	40,788	192,324
Mineral Properties	23,151,228	13,387,113	1,030,316	1,026,512	969,907
Total Assets	34,580,976	35,624,780	1,053,231	1,069,800	1,164,731
Current/Total Liabilities	724,798	955,363	6,097	95,438	68,886
Share Capital	40,586,229	39,351,328	3,715,664	3,515,664	3,515,664
Shareholders’ Equity	33,856,178	34,669,417	1,047,134	974,362	1,095,845

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP.  The effect of these differences on the Company’s financial performance is summarized in the following table.

	May 31	May 31	May 31	May 31	May 31
	2008 $	2007 $	2006 $	2005 $	2004 $
Consolidated statement of
operations and deficit
Income (loss) for the year under Canadian GAAP	(2,420,090)	(8,666,021)	(127,228)	(121,483)	(244,330)
Write off of exploration expenses	-	-	-	-	100,795
Mineral property exploration and development expenditures, net	(9,736,339)	(5,233,743)	(574)	(78,844)	(25,970)

United States GAAP	(12,156,429)	(13,899,764)	(127,802)	(200,327)	(169,505)

Gain (loss) per share -; US GAAP	(0.31)	(0.51)	(0.02)	(0.02)	(0.02)
Consolidated Balance Sheet
Assets
Mineral Properties
Canadian GAAP	23,151,227	13,387,113	1,030,316	1,026,512	969,907
Mineral property expenditures (cumulative)	(15,814,407)	(6,078,068)	(844,325)	(843,751)	(764,907)

United States GAAP	7,336,820	7,309,045	185,991	182,761	205,000

Deficit
Canadian GAAP	(13,754,641)	(11,334,551)	(2,668,530)	(2,541,302)	(2,419,819)
Mineral property expenditures (cumulative)	(15,814,407)	(6,078,068)	(844,325)	(843,751)	(764,907)
United States GAAP	(29,569,048)	(17,412,619)	(3,512,855)	(3,385,053)	(3,184,726)

Exchange Rate Data

The Company maintains its accounts in Canadian dollars.  The audited financial statements are prepared in accordance with Canadian GAAP.  All references to the dollar herein are to the Canada dollar unless designated as the United States dollar (USD).

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars as reported by the Federal Reserve Bank of New York.  On December 1, 2008, the exchange rate was USD 1.00 per CAD 1.2370.  The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
November, 2008	1.1502	1.2850
October 2008	1.0607	1.2942
September 2008	1.0338	1.0797
August 2008	1.0251	1.0677
July 2008	1.0015	1.0261
June 2008	1.0011	1.0282

The following table expresses the average exchange rate for the last five years.  The average exchange rate is based on the average of the noon buying rates of exchange in New York City on the last day of each month during such periods.

	For Years Ended May 31
	2008	2007	2006	2005	2004
Rate at end of Period	0.9938	1.0699	1.1027	1.2512	1.3666
Average Rate during Period	1.0109	1.1313	1.1738	1.2689	1.3542
Low	0.9168	1.0699	1.0989	1.1775	1.2690
High	1.0754	1.1792	1.2578	1.3970	1.4114

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

The Company has no mineral producing properties and has never generated any revenue from its operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered ";resources"; or ";reserves.";  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on any of its properties.  The Company may never discover any gold, silver or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

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

The Company is also subject to the risks normally encountered in the mining industry, such as:

  unusual or unexpected geological formations;<
  fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
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

Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations.  Although the Company has raised additional private placement financing in the fiscal year ended May 31, 2007, these funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain necessary financing.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  The Company may never generate any revenues or achieve profitability.

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

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies.  In particular, Messrs. Van Alphen, Talbot and Kinley and Ms. Ritchie are directors and/or officers of Cardero Resource Corp., a public natural resource exploration company that holds approximately 10.93% of the Common Shares, and Mr. Guenther is an officer of AngloGold Ashanti Americas, Inc., an affiliate of AngloGold Ashanti (U.S.A.) Exploration Inc., (both indirect subsidiaries of AngloGold Ashanti Limited) which holds approximately 14.55% of the Common Shares (% as at December 1, 2008).  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.  The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

Risks Relating to an Investment in the Securities of the Company

Stock market price and volume volatility.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Common Shares can also be expected to be subject to volatility resulting from purely market forces over which the Company has no control.  Further, despite the existence of a market for trading the Common Shares in Canada in the United States, stockholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the stock.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company, as a non-accelerated filer, expects that beginning in its annual report for the year ended May 31, 2008, it will be required to furnish a report by management on its internal controls over financial reporting.  Such report will contain among other matters, an assessment of the effectiveness of the Company’s internal control over financial reporting, including a statement as to whether or not its internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in the Company’s internal control over financial reporting identified by the Company’s management.  Starting with the Company’s annual report for the year ended May 31, 2010, such report must also contain a statement that the Company’s auditors have issued an attestation report on the Company’s management’s assessment of such internal controls.  Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, the Company’s management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

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

Investors in the Common Shares that are U.S. taxpayers should be aware that the Company may be a passive foreign investment company under Section 1297(a) of the U.S. Internal Revenue Code (a ";PFIC";).  If the Company is or becomes a PFIC, generally any gain recognized on the sale of Common Shares and any excess distributions (as specifically defined under ";U.S. Federal Income Tax Considerations";), paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayers holding period for Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a Qualified Electing Fund (a ";QEF";) election with respect to his or her investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s net capital gain and ordinary earnings (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in the event that it is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a mark-to-market election if the Company is a PFIC and Common Shares are marketable stock (as specifically defined under ";U.S. Federal Income Tax Considerations";).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered ";Penny Stocks"; and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "a penny stock".  Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than USD 5.00 per share.  The market price of the Common Shares over the year ended December 31, 2007 and through November 18, 2008 was consistently below USD 5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or ";accredited investor"; (generally, an individual with net worth in excess of USD 1,000,000 or an annual income exceeding USD 200,000, or USD 300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

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

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

The Company was incorporated pursuant to the Company Act of British Columbia under the name ";Ashnola Mining Company Ltd."; on May 26, 1978.  The Company’s name was changed to ";Tower Hill Mines Ltd."; on June 1, 1988, and subsequently changed to ";International Tower Hill Mines Ltd."; on March 15, 1991.  The Company has been transitioned under, and is now governed by, the BCBCA.

The Company has three subsidiaries:

(a)

Talon Gold Alaska, Inc., incorporated in Alaska on June 27, 2006, which holds all of the Company’s Alaskan properties (";Talon Alaska";) and is 100% owned by the Company;

(b)

Talon Gold (US) LLC, a limited liability company formed in Colorado on June 27, 2006 (";Talon LLC";), which carries on all of the Company’s mining operations and is wholly owned by Talon Alaska; and

(c)

Talon Gold Nevada, Inc., incorporated in Nevada on April 9, 2007, which holds all of the Company’s properties in Nevada (";Talon Nevada";) and is 100% owned by the Company.

The Common Shares are publicly traded on the TSXV under the trading symbol ";ITH";, the NYSE-AlternextUS (";NYSE-A";) under the trading symbol ";THM"; and on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol ";IW9";.

The Company’s head office is located at Suite 1920 - 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.  The Company’s head office phone number is 604-683-6332 and the fax number is 604-408-7499.  The Company’s registered and records office and address for service is Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Business Objectives

The Company’s principal business carried on and intended to be carried on by it is the acquisition and exploration of natural resource properties.  The Company intends on expending its existing cash resources to carry out exploration on its currently held mineral properties, to pay for administrative costs during the fiscal year ending May 31, 2009, and for working capital.  The Company may also decide to acquire other property interests in addition to mineral property interests currently held by it.

4.B

Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently holds or has the right to acquire interests in a number of mineral properties in Alaska and Nevada, USA.  The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the preliminary exploration stage.  All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization.  The Company’s properties in Alaska and Nevada are all in the exploration stage.  Other than on the Livengood, Terra, LMS and Mayflower (North Bullfrog) properties, there are currently no identified mineral resources, and there are no mineral reserves, on any of the Company’s mineral properties.

Over the past three financial years, the Company has focussed primarily on the acquisition and exploration of mineral properties and, since current management assumed control of the Company in mid-2006, in Alaska and, more recently, Nevada.  During the fiscal year ended May 31, 2006 the Company had one mineral property in British Columbia (Siwash), but this property was sold following the Company’s determination to focus on Alaska.  During the financial years ended May 31, 2007 and 2008, the Company has acquired by staking, purchase, lease or option (primarily from AngloGold Ashanti (U.S.A.) Exploration Inc. (";AngloGold";) in a transaction which closed on August 4, 2006) interests in a number of mineral properties in the Alaska (Livengood, Terra, LMS, BMP, Chisna, Coffee Dome, West Tanana, Gilles, West Pogo, Caribou, Blackshell and South Estelle) and Nevada (North Bullfrog and Painted Hills) that it believes have the potential to host large precious or base metal deposits.  Some of these, such as the Caribou, Blackshell, West Tanana and Gilles properties have, in light of disappointing exploration results, since been dropped or returned to the respective optionors or lessors, and the associated costs written off while others, such as the South Estelle property, have been sold.  During calendar 2007 and 2008, the Company’s primary focus has been the exploration of its Livengood project in Alaska and the majority of its resources have been directed to that end.  The Company intends to seek partners to advance the majority of its other projects.

The Company currently holds, or has rights to acquire, interests (ranging from 70% to 100%) in several mineral properties (subject, in certain cases, to NSR royalties payable to the original property vendors/lessors) in Alaska and Nevada (Figures 1 and 2).  The Company is in the process of evaluating such properties through exploration programs.  In all cases, the objective is to evaluate the potential of the subject property and to determine if spending additional funds is warranted (in which case, an appropriate program to advance the property to the next decision point will be formulated and, depending upon available funds, implemented) or not (in which case the property may be offered for option/joint venture or returned to the optionor/lessor).  At the present time, the Company is primarily interested in properties that are prospective for gold, silver and copper.

The Company considers that the Livengood, Terra, LMS and North Bullfrog project are its material mineral properties at the present time.  However, ongoing work on other properties may produce results that would cause the Company to consider them as material mineral properties in the future.  For details of the progress on, and results of, work programs on the Company’s mineral properties, see Item 4.D - ";Property, Plants and Equipment";.

The Company is in the exploration stage and does not mine, produce or sell any mineral products at this time, nor do any of its current properties (with the exception of the Terra and LMS properties in Alaska which have inferred resources and the Livengood property in Alaska and the Mayflower (North Bullfrog) property in Nevada, which have indicated and inferred resources) have any known or identified mineral resources or mineral reserves.  The Company does not propose any method of production at this time.

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and accounting.  While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so.

All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in Canada and the United States.  The Company has secured personnel to conduct its contemplated programs.  Over the past 24 months the increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel.  It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period.  Such delays could significantly affect the Company if, for example, commodity prices fall significantly thereby reducing the opportunity the Company may have had to develop a particular project had such activities been completed in a timely manner before the fall of such prices.  In addition, assay labs are significantly backlogged, thus significantly increasing the time that the Company waits for assay results.  Such delays can slow down work programs, thus increasing field expenses or other costs (such as property payments which may have to be made before all information to assess the desirability of making such payment is known, or causing the Company do not make such a payment and terminate its interest in a property rather than make a significant property payment before all information is available).

LIVENGOOD
COFFEE DOME
Fort Knox Mine
Fairbanks
Circle
WEST POGO
Pogo Mine
LMS
2
CHISNA
Tok
3
McGrath
Slana
Oil Pipeline
Kennicott Mine
BMP
Donlin Creek
TERRA
Wasilla
Anchorage
Valdez

Figure 1:  Location of the Company’s Alaska Projects

PAINTED HILLS
NEVADA
NORTH
BULLFROG
INTERNATIONAL
TOWER
-HILL-
MINES LTD
NEVADA PROJECTS
ITH - REDSTAR JOINT VENTURE
PROJECT LOCATIONS

Figure 2:  Location of the Company’s Nevada Projects

The mining business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.  At the present time, there is significant evidence that the demand for minerals in some countries (notably China and India), which has been driving increased commodity prices over the past 2 - 3 years is slowing down, and that the growth rates in such countries (as well is in North America and Europe) is falling significantly.  This is likely to result in a significant decrease in commodity prices, although inflationary pressure may moderate any such decrease in the price of gold, which is one of the Company’s primary commodities.

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.  Rather, the Company’s ability to continue making the holding, assessment, lease and option payments necessary to maintain its interest in its mineral projects is of primary concern.  The Company does not presently anticipate any difficulties in this regard in the current financial year.

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

The Company is presently carrying out, or has just completed, exploration programs on a number of its mineral properties.  In general, the work programs consist or consisted of geological and geochemical mapping, soil and rock chip sampling, airborne geophysical surveys, trenching and diamond and reverse circulation drilling.  During the fiscal year ended May 31, 2008, the Company spent approximately $10,139,178 on its mineral properties, including land maintenance and tenure costs.

All of the Company’s currently proposed exploration is under the jurisdiction of the States of Alaska or Nevada.

Holders of Federal and Alaska State unpatented mining claims have the right to use the land or water included within mining claims only when necessary for mineral prospecting, development, extraction, or basic processing, or for storage of mining equipment.  However, the exercise of such rights is subject to the appropriate permits being obtained.  In Alaska, low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling do not require any permits.  The State of Alaska requires an APMA (Alaska Placer Mining Application) exploration permit for all surface disturbances greater than one acre such as trenching, road building and drilling.  These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on any archaeological and environmental aspects of the affected property.  The permitting process for these disturbances generally requires 30 days for processing and all work must be bonded through the State bonding pool.  Although the Company has never had an issue with the timely processing of APMA permits there is no assurances that delays in permit approval will not occur.  Due to the northern climate, exploration work is some areas of Alaska can be limited due to permafrost and cold temperatures.  In general, surface sampling work is limited to May through September and surface drilling from March through November, although some locations afford opportunities for year round exploration operations.  Mining is conducted in a number of locations in Alaska on a year round basis, both open pit and underground.

In Nevada, as in Alaska, initial stage surface exploration does not require any permits.  Notice-level exploration permits (less than 5 acres of disturbance) are in place through the U.S. Bureau of Land Management for the Painted Hills and North Bullfrog Projects to allow for drilling.  The Painted Hills permit allows for 2.13 acres of disturbance and was approved in June, 2007.  A reclamation bond of USD 12,704 is in place with the BLM.  The North Bullfrog permit allows for 2.45 acres of disturbance and was approved in October, 2006; the reclamation bond is USD 18,452.  Additional permitting with the BLM and other agencies is underway at North Bullfrog to allow for more drill sites, and these additional permits are expected to be obtained in January of 2009.  In general, exploration activities in Nevada can be carried out on a year-round basis, although some such activities may be adversely affected by the winter climate.  Mining is conducted in Nevada on a year round basis, both open pit and underground.

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

On Alaska State lands, the state holds both the surface and the subsurface rights.  State of Alaska 40-acre mining claims require an annual rental payment of USD 25/claim to be paid to the state (by November 20), for the first five years, USD 55 per year for the second five years, and USD 130 per year thereafter.  As a consequence, all Alaska State Mining Claims have an expiry date of November 30 each year.  In addition, there is a minimum annual work expenditure requirement of USD 100 per 40 acre claim (due on or before noon on September 1 in each year) or cash-in-lieu, and an affidavit evidencing that such work has been performed is required to be filed on or before November 30 in each year.  Excess work can be carried forward for up to four years.  If such requirements are met, the claims can be held indefinitely.  The work completed by the Company during the 2008 field season will be filed as assessment work, and the value of the work is sufficient to meet the assessment work requirements through September 1, 2012 on all unpatented Alaska State mining claims held under lease.

Holders of Alaska State mining locations are required to pay a production royalty on all revenue received from minerals produced on state land.  The production royalty requirement applies to all revenues received from minerals produced from a state mining claim or mining lease during each calendar year.  Payment of royalty is in exchange for and to preserve the right to extract and process the minerals produced.  The current rate is three (3%) percent of net income, as determined under the Mining License Tax Law (Alaska).

In Nevada, the Company’s properties include unpatented and patented mining claims.  The unpatented claims require payment of yearly maintenance fees of USD 125 per year to the BLM and additional filing fees payable to Nye County.  The patented claims require payment of annual property taxes, which are generally the responsibility of the individual owners from whom the Company leases the claims, subject, in certain cases, to reimbursement of such taxes by the Company.

Alaska Property Acquisitions

Initial Alaskan Property Acquisition from AngloGold

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended on July 26, 2006 (collectively, the ";AngloGold Agreement";) among the Company, AngloGold and Talon Alaska, the Company acquired all of AngloGold’s interest in a portfolio of seven mineral exploration projects in Alaska (referred to as the Livengood, Coffee Dome, Chisna, Blackshell, Gilles, West Pogo and Caribou properties) (the ";Sale Properties";), together with a comprehensive database (with respect to both the Sale Properties and the extensive exploration work carried out by AngloGold in Alaska) and certain personal property (together with the Sale Properties, the ";Assets";), in consideration of the issuance to AngloGold of 5,997,295 Common Shares, representing approximately 19.99% of the issued and outstanding Common Shares following the closing of the acquisition and two private placement financings raising an aggregate of $11,479,348.  AngloGold has the right to maintain its percentage equity interest in the Common Shares, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.  As a result of this transaction, AngloGold became an ";insider"; of the Company pursuant to applicable Canadian securities legislation.

As further consideration for the transfer of the Assets, the Company granted to AngloGold a 90-day right of first offer with respect to the Sale Properties and any additional mineral properties in which the Company acquires an interest and which interest it proposes to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.  In addition, the Company agreed to indemnify AngloGold from and against any liabilities related to the Sale Properties, to assume obligations with respect to all underlying agreements, holding costs, property taxes and government rentals and all permitting and bonding requirements related to the Sale Properties. The Company also agreed to purchase the Sale Properties on an ";as is";, where is"; basis and to assume responsibility and indemnify AngloGold for all environmental liabilities.

On the closing of the acquisition of the Assets, the Company entered into option/joint venture agreements with AngloGold with respect to two additional mineral projects in Alaska held by AngloGold, referred to as the LMS and Terra properties (the ";Optioned Properties";).

With respect to the LMS property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company committed to incur minimum exploration expenditures of USD 1.0 million during the 2006 calendar year and, in order to maintain the option, of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

With respect to the Terra property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company has committed to incur minimum exploration expenditures of USD 500,000 during the 2006 calendar year and, in order to maintain the option, of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further expenditures or its interest in the property will be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

AngloGold funded the property and exploration program expenditures on the Sale Properties and the Optioned Properties from July 1, 2006 until the closing of the Acquisition on August 4, 2006 and, as required by the AngloGold Agreement, the Company have reimbursed AngloGold for all such expenditures in the aggregate amount of USD 478,093.

To July 1, 2006, AngloGold incurred approximately USD 1.4 million in acquisition costs and exploration expenditures on the Sale Properties and approximately USD 2.4 million in acquisition costs and exploration expenditures on the Optioned Properties.

AngloGold Residual Interest Buyout -; Terra, LMS, Gilles and West Pogo Properties

The Company has entered into a purchase agreement dated June 6, 2008 with AngloGold to acquire all of the interest of AngloGold in the Terra and LMS projects in Alaska, plus certain other AngloGold rights.  The purchase agreement encompasses all royalties and residual rights held by AngloGold in the Terra and LMS properties, as well as AngloGold’s first refusal rights on transactions involving the West Pogo and Gilles properties held by the Company (and originally acquired from AngloGold).

Under the terms of the purchase agreement, the Company acquired all of the right, title and interest of AngloGold in the Terra and LMS projects (including AngloGold’s right of first offer on any disposition thereof by the Company).  In addition, AngloGold has also relinquished its right of first offer on two of the Company’s other 100% owned projects, being the West Pogo project and the Gilles project.  The total purchase price for all these rights and interests was $751,500, which was satisfied by the issuance of an aggregate of 450,000 Common Shares (valued, for this purpose, at $1.67 per share).  The transaction was approved by the Audit Committee of the Company, which is composed solely of independent directors, and by the directors of the Company other than AngloGold’s nominee.  The transaction closed on November 25, 2008.

South Estelle Property Acquisition/Disposition

Pursuant to a binding letter of intent dated June 15, 2007 (";LOI";) with Hidefield Gold Plc of London, England and its partner, Mines Trust Ltd. of Alaska, the Company was granted the option to earn up to an 80% interest in the South Estelle project, located in southwest Alaska.  The South Estelle project consists of 168 Alaska State mining claims located 30 kilometres east of the Company’s Terra project.

Under the LOI, the Company had the right to earn up to an aggregate 80% interest in the project as follows:

  The Company could earn an initial 51% interest by making payments of USD 42,000 upon TSXV acceptance of the transaction on behalf of the Company and an additional USD 50,000 on or before January 8, 2008, and incurring aggregate exploration expenditures of USD 2,000,000 prior to December 31, 2009 (USD 75,000 on or before December 31, 2007, which the Company has committed to incur).
  The Company can earn an additional 19% interest (aggregate of 70%) by incurring an additional USD 3,000,000 in exploration expenditures before December 31, 2011.
  The Company can earn an additional 10% interest (aggregate of 80%) by funding all expenditures required to prepare and deliver a positive bankable feasibility study. There is no time limit for the delivery of such feasibility study.

At any time after the Company earns its initial 51% interest, Hidefield/Mines Trust can convert their interest into a 1.5% net smelter return royalty.  Following the Company having earned its interest, if Hidefield/Mines Trust do not elect to convert to an NSR, the parties will enter into a joint venture, in which each will be responsible for its pro rata share of further expenditures. If the interest of either the Issuer or Hidefield/Mines Trust in such joint venture is reduced to 10% or less, such interest will be converted to a 1.5% NSR royalty.

The Company carried out an initial exploration program on the property and, although the results were encouraging, the Company determined to concentrate its activities on its Livengood project and, accordingly, on April 2, 2008 the Company entered into an agreement with Millrock Resources Inc. (";Millrock";), whereby it sold all interest in the South Estelle project to Millrock in consideration of the issuance of 650,000 common shares of Millrock, and the grant of a 1% NSR royalty, to the Company.  The transaction closed on April 16, 2008.

BMP Project Expansion

The Company has entered into an exploration agreement dated February 26, 2008, with Cook Inlet Region, Inc. (";CIRI";), an Alaska Native Corporation, pursuant to which the Company has been granted an option to lease a 6,200 hectare area located immediately adjacent to the eastern side of the Company’s existing BMP claim block.  The general terms of the agreement are as follows:

Exploration Agreement (2 year initial term with automatic 3 year renewal)

  Payments: Annual rental payment of USD 20,000 per year for the first 2 years, increasing to USD 40,000 for years 3 through 5. At the end of year 2, the Company will be required to reduce the lands subject to the agreement by 50% unless otherwise justifiable geologically, in which case a bonus of USD 5.00 per acre is payable upon the renewal for all lands retained in excess of 3,100 hectares.
  Work Commitments: USD 275,000 in year 1 escalating to USD 500,000 in year 5.
  Lease Option: Upon having expended a minimum of USD 800,000, drilled 2,500 feet of core drilling and produced a positive pre-feasibility study over an area within the CIRI lands that contains mineralization and may be capable of development into a mine, the Company may elect to enter into a mining lease over the ground that is the subject to the positive prefeasibility study.

Mining Lease (15 year initial term, and so long thereafter as commercial production continues)

  Advance Minimum Royalty: Payments of USD 150,000 in years 1-3, USD 200,000 in years 4-5 and USD 400,000 for year 6 and beyond (unless a feasibility study has been completed). AMR payments are 50% deductible from royalty payments.
  Sliding Scale Royalty: An NSR Royalty of between 1 and 2.5% before payback and between 3 and 5% (depending upon the gold price) after payback is payable in respect of precious metals, and an NSR Royalty of 1% before payback and 3% after payback is payable in respect of base metals.  In both cases, CIRI will have the option to replace the NSR Royalty with a Net Profits Interest Royalty (10% before payback and 20% after).
  CIRI Participation Option: Upon a production decision being made, CIRI will have the right to acquire up to a 15% working interest in the leased area by contributing 2 times its pro rata share of the cumulative project expenditures by the Company (other than AMR payments) to the date of the exercise of CIRI’s participation option.

The Company will also make annual donations of USD 10,000 to The CIRI Foundation or other scholarship fund designated by CIRI during the continuance of the exploration agreement and term of any mining lease (increasing to USD 50,000 per year following commercial production).

For details of the Company’s Alaskan Mineral Properties, see Item 4.D - ";Property, Plant and Equipment -; Alaskan Mineral Properties";.

Nevada Property Acquisitions

North Bullfrog/Painted Hills Acquisitions

On March 15, 2007, the Company signed of two binding letters of intent with Redstar Gold Corp. of Vancouver, B.C. (";Redstar";), pursuant to which the Company can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in Nevada.  The Company can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.

  North Bullfrog: To earn its initial 60% interest, the Company must make total payments of USD 190,000 and incur total expenditures of USD 4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSXV acceptance (paid) plus exploration expenditures of USD 500,000.  The second payment of USD 30,000 is due in 18 months.
  Painted Hills: To earn its initial 60% interest, the Company must make total payments of USD 170,000 and incur total expenditures of USD 2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSXV acceptance (paid) plus exploration expenditures of USD 250,000.  The second payment of USD 20,000 is due in 18 months.
  The Company is also required to issue an aggregate of 20,000 Common Shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011, so long as the Company is earning into at least one of the North Bullfrog or Painted Hills projects.

Following the Company having earned its interest in a property subject to the option, the parties will thereafter operate that property as a joint venture.

Mayflower Property Acquisition

Pursuant to a mining lease and option to purchase agreement made effective December 1, 2007 between the Company and a group of arm’s length limited partnerships, the Company has leased (and has the option to purchase) eleven patented mining claims (approximately 76 hectares) located adjacent to its North Bullfrog project in south-western Nevada.  The terms of the lease/option are as follows:

  Term: Initial term of 5 years, commencing December 1, 2007, with the option to extend the lease for an additional 5 years. The lease will continue for so long thereafter as the property is in commercial production or, alternatively, for an additional three years if the Company makes advance minimum royalty payments of USD 100,000/year (which are recoupable against actual production royalties).
  Lease Payments: USD 5,000 and 25,000 Common Shares following TSXV and AMEX acceptance of the transaction (both received) and an additional 20,000 Common Shares on each of the first through fifth lease anniversaries. If the Issuer elects to extend the lease for a second 5 year term, it will pay USD 10,000 and issue 50,000 Common Shares upon such election being made, and an additional 50,000 common shares on each of the sixth through tenth anniversaries.
  Work Commitments: USD 100,000 per year for years 1 - 3, USD 200,000 per year for years 4-6 and USD 300,000 for years 7 - 10. Excess expenditures in any year may be carried forward. If the Issuer does not incur the required expenditures in year 1, any deficiency is required to be paid to the lessors.
  Retained Royalty: The Company will pay the lessors a NSR royalty of 2% if the average gold price is USD 400 or less, 3% if the average gold price is USD 401-500 and 4% if the average gold price is greater than USD 500.
  Purchase Option: The Company will have the right to purchase the property outright (together with the retained royalty) during the first 10 years for USD 10,000,000.  Following year 10 the USD 10,000,000 purchase price will be escalated annually based on the US annual Consumer Price Index increase for that year.

The Mayflower property, and associated acquisition costs, will be added to the North Bullfrog property subject to the option agreement with Redstar (see ";North Bullfrog/Painted Hills Acquisitions"; above).

Connection Property Acquisition

Pursuant to a mining lease and option to purchase agreement made effective October 27, 2008 between Redstar and an arm’s length limited liability company, Redstar has leased (and has the option to purchase) twelve patented mining claims located adjacent to the North Bullfrog project and referred to as the ";Connection"; property.  The 10 year, renewable mining lease requires payments of USD 10,800 on signing and annual payments for the first three anniversaries of USD 10,800 and USD 16,200 for every year thereafter.  Redstar has an option to purchase is the property for USD 1,000,000 at any time during the life of the lease.  Production is subject to a 4% NSR royalty, which may be purchased for USD 5,000,000.

The Connection property, and associated acquisition costs, will be added to the North Bullfrog property subject to the option agreement with Redstar (see ";North Bullfrog/Painted Hills Acquisitions"; above).

4.C

Organizational Structure

The following corporate chart sets forth the organizational structure of the Company and all of its material subsidiaries, each of which is wholly owned:

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

The mineral properties in which the Company has an interest are located in Alaska and Nevada.  As at December 1, 2008, the Company held interests in 9 mineral properties -; 4 of the 7 Sale Properties acquired from AngloGold under the AngloGold Agreement (being Livengood, West Pogo, Coffee Dome and Chisna -; Blackshell, Caribou and Gilles having been dropped), the 2 Optioned Properties, now 100% owned by the Company (LMS and Terra), 1 additional property in Alaska acquired directly by the Company following the closing of the acquisition from AngloGold (BMP), and 2 mineral properties in Nevada (North Bullfrog and Painted Hills).

Alaskan Mineral Properties

Livengood Property, Tolovana District

The Livengood property consists of:

1.

20 United States Federal unpatented lode mining claims held under lease by the Company from two individuals,

2.

one lease with the State of Alaska Mental Health Land Trust (";AMHLT";),

3.

one lease with two entities for 169 Alaska State mining claims,

4.

one lease with five individuals for 1 patented lot,

5.

one lease with one individual for 6 Federal claims

The total land package is approximately 4,387 hectares held by the Company (see Figures 3 and 4).

Details of the property tenures are as follows:

1.

Federal unpatented lode mining claims (approximately 177 hectares):  Lease dated April 21, 2003 having a term of 10 years and so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Advance royalties of USD 50,000 are payable on or before April 21, 2007, and each subsequent anniversary until production commences.  The Company will pay a net smelter return production royalty of 2% or 3% (depending upon the gold price).  The production royalty may be reduced by 1% (to 1% or 2%) upon payment of USD 1,000,000.  The lease may be terminated at any time upon notice by the Company.

2.

Alaska State Lands (AMHLT) (approximately 1,466.5 hectares):  Lease dated July 1, 2004 having an initial term of 3 years, subject to extension for two periods of 3 years each, and thereafter so long as commercial production from the leased areas continues.  The Company is required to incur work expenditures of USD 10 per acre per year in each of the first 3 years, USD 20 per acre in each of years 4 to 6, and USD 30 per acre in each of years 7 to 9 and pay advance royalties of USD 5 per acre per year in the first 3 years, USD 15 per acre per year in years 4 to 6, and USD 25 per acre per year in years 7 to 9, until commercial production commences.  The Company will pay a net smelter return production royalty of between 2.5% and 5% (depending upon the gold price).  In addition, the Company will pay a net smelter return production royalty of 1% on production from certain land leased by the Company from others and 1% or 0.5% (depending upon the gold price) on certain other land leased from others.  The lease may be terminated by the Company on 90 days notice.

3.

Alaska State mining claims (approximately 2,675 hectares):  Binding Letter of Intent to Lease dated September 11, 2006, which provides for a Lease having an initial term of 10 years.  Lease payments of USD 50,000 per year are payable for years 2 to 5 and USD 100,000 per year for years 6 to 10.  Work expenditures of USD 100,000 in year 1, USD 200,000 per year in each of years 2 to 5 and USD 300,000 per year in years 6 to 10 are required.  The Company will pay a net smelter return production royalty of 2% to 5% (depending upon the gold price).  The interest of the Lessors (including the production royalty) may be purchased at any time for USD 10,000,000.  The lease may be terminated at any time upon 30 days notice by the Company.

4.

Patented Lot: Lease is dated January 18, 2007 and covers three patented federal claims (approximately 20.25 hectares).  The initial term is ten years, and for so long thereafter as the Company pays the Lessors the minimum royalties required under the lease.  The lease required a bonus payment of USD 10,000 on signing (paid), and minimum royalties of USD 10,000 on or before January 18, 2008, USD 10,000 on or before January 18, 2009, USD 10,000 on or before January 18, 2010 and an additional USD 20,000 on or before each of January 18, 2011 through January 18, 2016 and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties).  An NSR production royalty of 3% is payable to the Lessors.  The Company may purchase all interest of the Lessors in the Leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over 4 years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

5.

6 Federal claims (approximately 47.7 hectares): Lease is dated March 28, 2007 and covers two unpatented federal lode mining claims and four unpatented federal placer claims.  The lease has an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out.  The Lease requires payment of advance royalties of USD 3,000 on execution (paid), USD 5,000 on or before March 28, 2009, USD 10,000 on or before March 28, 2010 and an additional USD 15,000 on or before each subsequent March 28 thereafter during the initial term (all of which minimum royalties are recoverable from production royalties).  The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision.  An NSR production royalty of 2% is payable to the lessor.  The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

The Livengood property is located approximately 110 kilometres northwest of Fairbanks, Alaska in the Tolovana Mining District within the Tintina Gold Belt (See Figure 3).  The property straddles the paved Elliot Highway.  The project area is covered with a network of existing dirt roads and trails facilitating exploration access.

The main area of interest at Livengood is centered on a hill named Money Knob.  The property has been prospected and explored by several companies and private individuals since the 1970’s.  Past exploration data is not available except from the most recent work conducted by AngloGold.  Geochemical surveys by AngloGold in 2003 and 2004 outlined an approximately 1.6 x 0.6 kilometre area with highly anomalous gold in soil.  Furthermore, scattered anomalous samples occur along strike to the northeast and southwest for an additional 2.0 and 1.6 kilometres, respectively.  Subsequently, a campaign of eight reverse circulation drill holes was conducted by AngloGold in 2003 and a further four diamond core holes were drilled by AngloGold in 2004.  Over the past two years, exploration by the Company has been aimed at assessing this area of mineralization through drilling diamond core and reverse circulation holes.

Rocks at Livengood are part of the Livengood Terrane, an east-;west belt, approximately 240 kilometres long, consisting of tectonically interleaved assemblages of various ages.  These assemblages include the Amy Creek Assemblage consisting of latest Proterozoic and early Paleozoic basalt, mudstone, chert, dolomite, and limestone.  In thrust contact above the Amy Creek Assemblage lies an early Cambrian ophiolite sequence of mafic and ultramafic sea floor rocks.  Structurally above these rocks lies a sequence of Devonian shale, siltstone, conglomerate, volcanic, and volcaniclastic rocks which are the dominant host to the mineralization currently under exploration at Livengood.  The Devonian assemblage is overthrust by more Cambrian ophiolite rocks.  All of these rocks are intruded by Cretaceous multiphase monzonite, diorite, and syenite stocks, dikes, and sills.  Gold mineralization is believed to be related to this intrusive event.

Hanneman / Bergelin State Claims
State Mental Heath Trust Lease
Griffin Patent
Tucker Unpatented Federal Lode & Placer Claims
Hudson / Geraghty Unpatented Federal Lode Claims
7,272,500 mN
437,500 mE
425,000 mE
7,262,500 mN
ELLIOTT HWY
MONEY KNOB
TO FAIRBANKS
113KM
N
31
32
33
5
4
3
7
8
9
10
11
12
7
8
9
10
18
17
16
15
14
13
18
17
16
15
19
20
21
22
23
24
19
20
21
22
30
29
28
27
26
25
30
29
28
27
31
34
35
36
31
33
34

Figure 3:  Overview of the Company’s Property Holdings at Livengood

Figure 4:  Details of the Individual Claims around Money Knob

Gold mineralization occurs in two styles: as multistage fine quartz veins occurring in all lithologies (commonly near intrusive dikes and sills), and as diffuse mineralization within volcanic, intrusive, sedimentary, and mafic-ultramafic rocks without a clear quartz vein association.  Mineralization is interpreted to be intrusion-related and has an arsenic-antimony geochemical association.  Thrust-fold architecture is apparently key to providing pathways for magma (dikes and sills) and hydrothermal fluid.

Since the acquisition of the project from AngloGold in August 2006, the Company has carried out exploration programs, including mapping, soil sampling and drilling consisting of approximately 7,678 additional metres of diamond drilling and 28,614 metres of reverse circulation drilling.  Work to date has indicated that anomalous gold in soil samples occurs in a northeast trend cover an area of approximately 6 x 2 kilometres with a principal concentration of surface anomalies in a smaller area measuring approximately 1.6 x 0.8 kilometres.  Drilling by past companies, AngloGold and the Company has identified wide intervals (greater than 100 metres at greater than or equal to 1.0 g/t gold) of gold mineralization with local higher grade narrow intervals beneath the soil anomaly and in rocks beneath thrust surfaces which are not expressed geochemically at the surface.  The possibility exists that more mineralization occurs over broader areas than the soil anomaly but is hidden beneath thrust faults.

Details of the results of the 2008 drilling and trenching program (to November 18, 2008) are shown in Table 1.  Figure 5 shows the distribution of the drill holes and the status of assaying as at November 18, 2008.

Table 1: All Significant 2008 Drill Intercepts, Livengood Project, Alaska

(using a 0.25g/t cutoff with a maximum of 3 metres of internal waste)

Hole Number	From (metres)	To (metres)	Length (metres)	g/t Gold

Reverse Circulation Holes
MK-RC-0001	138.68	204.22	65.54	1.56
includes	153.92	160.02	6.10	5.92
includes	182.88	190.50	7.62	4.82
MK-RC-0002	134.11	149.35	15.24	2.20
	153.92	167.64	13.72	1.38
	271.27	333.76	62.49	0.60
MK-RC-0003	115.82	140.21	24.39	0.62
MK-RC-0004	0.00	62.48	62.48	0.47
	102.11	108.20	6.09	0.83
	112.78	132.59	19.81	0.82
MK-RC-0005	1.52	33.53	32.01	1.63
includes	12.19	15.24	3.05	7.27
MK-RC-0006	214.88	259.08	44.20	0.67
	289.56	315.47	25.91	0.62
	330.71	350.52	19.81	0.81
MK-RC-0007	25.91	71.63	45.72	1.43
includes	44.20	50.29	6.09	7.69
	128.02	187.45	59.43	1.99
includes	128.02	132.59	4.57	13.70
includes	160.02	164.59	4.57	2.77
MK-RC-0008	10.67	210.31	199.64	1.44
includes	88.39	118.87	30.48	4.11
MK-RC-0009	62.48	100.58	38.10	0.58
	109.73	128.02	18.29	0.72
	170.69	193.55	22.86	0.54
MK-RC-0010	146.30	172.21	25.91	0.78
MK-RC-0011	7.62	36.58	28.96	0.44
	65.53	205.74	140.21	1.00
includes	114.30	118.87	4.57	5.92
MK-RC-0012	99.06	126.49	27.43	0.79
	138.68	274.32	135.64	0.56
MK-RC-0013	115.82	123.44	7.62	4.49
includes	118.87	121.92	3.05	10.59
	131.06	195.07	64.01	0.74
MK-RC-0014	181.36	185.93	4.57	0.71
MK-RC-0015		no significant results
MK-RC-0016		no significant results
MK-RC-0017	60.96	67.06	6.10	1.01
	102.11	155.45	53.34	0.73
MK-RC-0018	71.63	82.30	10.67	0.45
	111.25	118.87	7.62	0.98
	137.16	146.30	9.14	0.88
MK-RC-0019	1.52	15.24	13.72	0.37
MK-RC-0020	0.00	24.38	24.38	0.53
	76.20	91.44	15.24	0.72
	140.21	172.21	32.00	0.62
MK-RC-0021	4.57	24.38	19.81	0.60
	118.87	129.54	10.67	0.65
	146.30	156.97	10.67	0.88
MK-RC-0022	243.84	269.75	25.91	0.52
MK-RC-0023	74.68	89.92	15.24	1.18
includes	76.20	79.25	3.05	4.17
	114.30	181.36	67.06	0.95
	196.60	254.51	57.91	2.51
includes	230.12	236.22	6.10	17.64
MK-RC-0024	102.11	152.40	50.29	1.38
includes	138.68	144.78	6.10	6.52
MK-RC-0025	106.68	123.44	16.76	0.50
	201.17	213.36	12.19	0.66
MK-RC-0026	50.29	70.10	19.81	1.03
MK-RC-0027	0.00	9.14	9.14	1.07
	79.25	100.58	21.33	0.72
MK-RC-0028	3.05	7.62	4.57	1.11
	41.15	48.77	7.62	0.73
	51.82	57.91	6.09	0.97
MK-RC-0029		Assays Pending
MK-RC-0030	89.92	126.49	36.57	0.73
	132.59	202.69	70.10	0.83
	0.00	13.72	13.72	1.19
MK-RC-0031	0.00	15.24	15.24	2.00
includes	9.14	15.24	6.10	3.38
	42.67	204.22	161.55	1.02
includes	170.69	173.74	3.05	7.07
MK-RC-0032	33.53	57.91	24.38	0.43
MK-RC-0033	137.16	225.55	88.39	0.63
	249.94	288.04	38.10	1.33
MK-RC-0034	199.64	230.12	30.48	1.13
	245.36	284.99	39.63	1.94
includes	272.80	277.37	4.57	8.33
	291.08	303.28	12.20	1.29
MK-RC-0035	201.17	265.18	64.01	0.81
	283.46	312.42	28.96	0.40
MK-RC-0036	91.44	117.35	25.91	0.72
	121.92	192.02	70.10	0.64
	222.50	259.08	36.58	0.75
MK-RC-0037	202.69	231.65	28.96	1.32
	249.94	295.66	45.72	0.58
MK-RC-0038	86.87	99.06	12.19	0.38
MK-RC-0039	18.29	44.20	25.91	3.35
includes	18.29	27.43	9.14	8.59
	59.44	67.06	7.62	4.25
includes	64.01	65.53	1.52	18.55
	132.59	190.50	57.91	1.30
	210.31	277.37	67.06	0.53
MK-RC-0040	249.94	310.90	60.96	0.80
MK-RC-0041	39.62	70.10	30.48	0.69
	83.82	153.92	70.10	0.74
MK-RC-0042	57.91	74.68	16.77	0.92
	175.26	227.08	51.82	0.41
MK-RC-0043	48.77	80.77	32.00	0.83
	85.34	117.35	32.01	1.04
	118.87	228.60	109.73	1.42
includes	129.54	137.16	7.62	4.24
includes	155.45	156.97	1.52	22.60
MK-RC-0044	97.54	124.97	27.43	0.84
	129.54	141.73	12.19	2.91
	152.40	164.59	12.19	0.62
	167.64	195.07	27.43	0.61
MK-RC-0045	80.77	103.63	22.86	1.79
includes	82.30	88.39	6.09	4.60
	109.73	129.54	19.81	0.76
	134.11	257.56	123.45	1.04
MK-RC-0046	53.34	112.78	59.44	0.90
	115.82	146.30	30.48	0.83
	236.22	266.70	30.48	0.64
MK-RC-0047	188.98	222.50	33.52	0.60
	227.08	262.13	35.05	0.91
MK-RC-0048	204.22	262.13	57.91	0.92
MK-RC-0049	68.58	86.87	18.29	0.54
	182.88	225.55	42.67	0.50
MK-RC-0050	178.31	265.18	79.25	1.16
includes	192.02	204.22	12.20	1.95
MK-RC-0051	147.83	173.74	25.91	0.57
MK-RC-0052	3.05	36.58	33.53	0.85
	106.68	115.82	9.14	1.30
	205.74	249.94	44.20	0.74
MK-RC-0053	109.73	153.92	44.19	0.71
includes	128.02	138.68	10.66	1.23
MK-RC-0054	181.36	251.46	70.10	0.81
	227.08	237.74	10.66	1.63
includes	254.51	323.09	68.58	0.61
MK-RC-0055	88.39	114.30	25.91	0.65
MK-RC-0056	117.35	128.02	10.67	1.48
	170.69	188.98	18.29	0.65
MK-RC-0057	85.34	86.87	1.53	0.54
	167.64	182.88	15.24	1.49
	167.64	173.74	6.10	3.04
	193.55	216.41	22.86	0.76
MK-RC-0058		No Significant Results
MK-RC-0059	182.88	199.64	16.76	0.66
MK-RC-0060	111.25	117.35	6.10	4.14
	163.07	178.31	15.24	0.87
	196.60	228.60	32.00	0.58
	254.51	336.80	82.29	1.10
MK-RC-0061	140.21	146.30	6.09	1.02
	225.55	245.36	19.81	0.76
MK-RC-0062	30.48	35.05	4.57	3.02
	56.39	57.91	1.52	17.95
	187.45	234.70	47.25	0.67
includes	205.74	225.55	19.81	1.09
MK-RC-0063	251.46	257.56	6.10	2.73
	262.13	263.65	1.52	0.27
	324.61	338.33	13.72	0.68
MK-RC-0064	170.69	332.23	161.54	1.32
includes	187.45	213.36	25.91	2.10
includes	231.65	243.84	12.19	1.75
	339.85	364.24	24.39	0.70
MK-RC-0065	170.69	185.93	15.24	0.78
	196.60	257.56	60.96	1.04
MK-RC-0066	170.69	265.18	94.49	0.60
MK-RC-0067	96.01	123.44	27.43	1.35
	170.69	201.17	30.48	0.64
	208.79	243.84	35.05	0.65
	288.04	301.75	13.71	0.85
MK-RC-0068	205.74	288.04	82.30	0.84
includes	213.36	237.74	24.38	1.35
MK-RC-0069	88.39	111.25	22.86	0.97
	132.59	144.78	12.19	1.24
	192.02	198.12	6.10	1.23
	202.69	256.03	53.34	1.01
MK-RC-0070	129.54	144.78	15.24	0.73
	176.78	280.42	103.64	0.74
MK-RC-0071	137.16	301.75	164.59	1.54
includes	153.92	222.50	68.58	2.36
MK-RC-0072	126.49	141.73	15.24	0.85
	146.30	175.26	28.96	0.79
	178.31	199.64	21.33	1.10
	208.79	260.60	51.81	0.99
MK-RC-0073	181.36	207.26	25.90	0.74
	213.36	239.27	25.91	0.57
	265.18	277.37	12.19	1.12
	292.61	332.23	39.62	0.83
MK-RC-0074	96.01	129.54	33.53	1.15
MK-RC-0077	far NW step out -; no significant results
MK-RC-0081	123.44	163.07	39.63	0.83
includes	128.02	147.83	19.81	1.43
	170.69	214.88	44.19	1.08
	219.46	239.27	19.81	0.75
MK-RC-0082	22.86	32.00	9.14	5.00
	131.06	179.83	48.77	1.14
	198.12	217.93	19.81	2.27
	243.84	291.08	47.24	0.68
MK-RC-0086	Lost hole at 36 metres
MK-RC-0094	132.59	181.36	48.77	1.67
	192.02	225.55	33.53	1.32
	283.46	329.18	45.72	0.67

Core Holes
MK-08-27	36.79	52.42	15.63	1.06
MK-08-28	100.25	117.53	17.28	0.67
	188.26	202.80	14.54	0.95
MK-08-29	149.35	154.78	5.43	1.67
MK-08-30	52.73	61.87	9.14	3.53
	68.77	82.19	13.42	2.31
	127.90	170.08	42.18	1.21
includes	316.56	327.36	10.80	1.78
MK-08-31	80.77	108.06	27.29	4.83
includes	86.87	101.83	14.96	7.96
	184.71	190.81	6.10	4.66
	195.58	199.95	4.37	1.79
	271.73	277.36	5.63	1.85
	310.38	350.42	40.04	0.99
includes	316.56	327.36	10.80	1.78
MK-08-32	147.22	148.96	1.74	36.80
	213.55	247.35	33.80	0.93
	250.70	259.08	8.38	0.82

Trenches
MK-08-TR01	0.00	16.61	16.61	0.64
MK-08-TR02	0.00	18.29	18.29	0.90
MK-08-TR03	1.07	4.11	3.04	0.76
MK-08-TR04	9.75	12.65	2.90	1.01

428925
MK-08-31
MK-RC-0094
MK-RC-0070
MK-RC-0065
MK-RC-0071
MK-RC-0064
MK-RC-0069
MK-RC-0082
0
0.5
1
kilometers
Assays Pending
Included in
2008 Resource
New Assays
>50m@>1.0g/t
2008 Core Area
Defined
Still Open

Figure 5: Plan map showing distribution of ITH drilling and status of assaying as at 13 November 2008.
The four new holes that have continuous intercepts of greater than 50 meters with grades in excess of 1g/t gold are labelled.

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

Drill results up to September 27, 2008 have been used by Gary H. Giroux, M.A.Sc., P.Eng (BC) of Giroux Consultants Ltd., an independent consultant, to estimate a resource for the Money Knob area.  Full details of the resource calculation are contained in the technical report dated October 28, 2008 entitled ";October 2008 Summary Report on the Livengood Project, Tolovana District, Alaska"; by Paul Klipfel, Ph.D., CPG#10821 and Gary H. Giroux, M.A.Sc., P.Eng. (BC).  Messrs Klipfel and Giroux are independent consultants to the Company.  Readers of this Annual Report are encouraged to review the entire technical report, which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The estimated resource tonnage varies significantly according to the choice of cutoff grade.  A range of tonnes and grade have been estimated (Tables 2 and 3).  Mineralization has not been closed off in any direction but has not been followed to the north of the Lillian Fault.

Table 2:  Livengood Indicated Resource -; October, 2008

Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Silver (g/t)
0.70	36.37	1.06	0.26
0.50	69.53	0.83	0.27
0.30	138.54	0.61	0.29

Table 3:  Livengood Inferred Resource -; October, 2008

Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Silver (g/t)
0.70	42.78	0.96	0.14
0.50	87.88	0.77	0.19
0.30	205.78	0.55	0.23

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  U.S. Investors should read the ";Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates"; above concerning the difference between ";resources"; and ";reserves";.

The 2008 drilling program is now completed (although not all assays have been received) and the Company has begun the process of winterizing the project for a February 2009 start-up.  The Company has now advanced the Livengood project to the point it believes that that scoping or pre-feasibility studies should be a goal.  Toward this end, the Company is proposing the following activities for the 2009 exploration program:

1.

Continue step out drilling to identify the extent of mineralization, particularly:

(a)

to the north of the Lillian Fault,

(b)

down dip of currently identified mineralization, and

(c)

to the southwest along the trend of the surface geochemical anomaly.

2.

Continue systematic drilling on lines 75 metres apart and at 75 metre spacing along those lines to:

(a)

improve continuity of mineralization over a broader area, particularly in areas that are now categorized as an inferred resource, and

(b)

improve understanding of the structural relations and architecture that hosts the deposit.

3.

Utilize 3D modeling software to model the structural architecture.  This should help understand the mineralization better and offer predictive capabilities for exploration.

4.

Continue and advance metallurgical, ore characterization, and mineral processing studies.

5.

Undertake environmental base line studies.

6.

Assess geotechnical characteristics of the mineralized zone.

7.

Initiate a scoping study that evaluates the basic economic, logistic, and processing factors for a mining operation at Livengood.

The Company plans to have a two phase drill program in 2009, including a 7,000 meter winter program (commencing in February, 2009) and a minimum 10,000 meter summer program (commencing in July, 2009), that will focus on expansions of the known deposit and testing new high priority targets at the property.  The anticipated expenditure in connection with the 2009 program is approximately $6,618,000 (see Table 4), allocated primarily to drilling and geological analysis of the deposit.

Table 4:  Proposed 2009 Budget for Livengood Property

Expenditure	$(000)	Comments
Land	165	Claim and lease fees
Geological and Contract Services	1,105	Contract/consulting fees
Drilling	3,481	Drilling, supplies, preparation, hole abandonment
Geochemistry	675	Rock, soil, drill core and cuttings, prep and assay
Admin and Operations	1,192	Office, salaries, travel, reporting, permitting
TOTAL	6,618

To May 31, 2008, the Company has incurred an aggregate of $10,197,854 in the acquisition (including property payments), maintenance and exploration of the Livengood Project.

There is no significant physical plant or equipment at Livengood.  The Livengood property is without known reserves, and the Company’s exploration programs at Livengood are exploratory in nature.

Terra Property, McGrath District

The Terra property consists of 240 Alaska State mining claims, comprising approximately 15,552 hectares.  The Company owns 235 of the state claims 100% (approximately 15,228 hectares), with an additional 5 state claims held under lease from an individual (approximately 324 hectares).

The lease is of the 5 claims from the individual is dated March 22, 2005 and has an initial term of 10 years and so long thereafter as the Company pays the required minimum royalties.  Minimum royalties are payable as follows: USD 50,000 on or before March 22, 2007, USD 75,000 on or before March 22, 2008, USD 100,000 on or before March 22, 2009 and each subsequent anniversary until March 22, 2015 and USD 125,000 on each subsequent anniversary thereafter.  The Company will pay a NSR production royalty of 3% or 4% on gold and silver (depending upon the gold price) and 4% on all other minerals.  The production royalty may be reduced by 1% (to 2% or 4%) upon payment of USD 1,000,000 and by a further 1% (to 1% or 2%) upon payment of an additional USD 3,000,000.  The lease may be terminated at any time upon notice by the Company.

The Terra project is located in the mountainous headwaters of the Hartman River in the Alaska Range, south-central Alaska in the Mt McKinley Recording District (See Figure 6).  The property lies approximately 212 kilometres west-northwest of Anchorage and is accessible via helicopter or fixed-wing aircraft.  An approximately 600 metre gravel airstrip on-site allows access for light aircraft.  The steep topography of the area requires use of helicopters for daily access to mapping locations and drill sites.

Arctic Ocean
Prudhoe Bay
Alaska
Yukon
ALASKA
U.S.A
Fairbanks
Dawson City
CANADA
Terra Property
Anchorage
Whitehorse
Bering Sea
Gulf of Alaska
500 km
400 miles
Fairbanks
Pipeline
Road
2
Tanana
River
Alaska
Yukon
Kantishna
Paxon
Tok
3
Terra Property
McCarthy
Anchorage
Whittier
250 km
200 miles
INTERNATIONAL TOWER HILL MINES INC.
Alaska, USA
Terra Property

Figure 6:  Location map showing the location of the Terra project.

The property is centered on a series of gold-bearing bonanza style quartz veins.  To date the Company has drilled 32 drill holes on the Terra project for a total of 5,200 metres.  The veins occur primarily in a ±150 metres wide, subvertical diorite ";dike"; that is interpreted to be part of the Hartman intrusive suite.  The dike intrudes Jurassic to Cretaceous Kahiltna Terrane sedimentary rocks consisting of shale, phyllite, siltstone, and minor conglomerate and carbonate.  The sedimentary host rocks have undergone multiple stages of deformation prior to intrusion, with the principle deformation being a fold-thrust style.  The host intrusive rocks are late Cretaceous age (67 Ma) diorite to quartz monzonite.  Currently, mineralization has been defined in drilling over a strike length of 5 kilometres returning many anomalous rock samples highlighting the property’s gold potential, where the average grade of all rock samples collected to date exceeds 10 g/t gold (over 750 samples).

The Company has not undertaken any mineral processing or metallurgical tests.  However, AngloGold undertook an initial gold characterization study.  Sample number DC123679 from drill hole TR 05-12, 190.65 -; 191.11, was crushed to liberate gold for examination.  Gold fineness ranges from 630-780 and 98.6% of the gold reported to the gravity concentrate with 79% partitioning into a gold concentrate and 10% reporting to a sulphide concentrate.  The balance reported to middling and tails.  It was concluded that gravity would be the best method to recover gold from this material.  This information is based on a small sample set but provides some initial information.

Reconnaissance sampling and mapping by AngloGold in 2004 and 2005 identified three other areas on the property with anomalous gold in rock, soil, and stream sediment samples.  At least one of these areas consists of more bonanza veins and includes discovery of the Ice Vein.

AngloGold drilled 12 diamond core holes in 2005 to test the subsurface continuity of outcropping veins.  In two zones, drill holes intersected high grade veins and numerous gold-bearing smaller veins.  In the third zone, no veins were intersected indicating that fold and/or fault controls exist that need to be resolved.  Samples of vein material from outcrop and drill core contain up to several hundred g/t gold (the highest being 960 g/t) although most samples contain more modest values (see Table 5).

The Company undertook drilling in 2006 and 2007 with the aim of testing mineralized vein zones along strike and down dip.  A total of 3617 metres in 18 HQ diamond drill core holes were completed.  An additional 2 diamond drill holes were started, but abandoned in the overburden due to drilling problems.  Most of the drill holes (20) tested the Ben Vein down dip to 350 metres below the outcrop exposure and along at least 400 metres of strike, returning an average grade over a nominal 1 metre width of approximately 19 g/t gold with the vein system remaining open along strike and at depth.  Every hole drilled into the Ben Vein by the Company to date hit the vein system as projected and 70% had greater than 10 g/t over a minimum of 1 metre.  The drill-tested portion of the Ben Vein shows the vein open to the north and at depth.  The vein appears to pinch out to the south.

Additionally, a new vein discovery on the south end of the Terra trend, called the Ice Vein, was initially drill tested in 2007.  The vein characteristics at Ice are similar to those at Ben although its silver to gold ratio is much higher and its elevation is about 400 metres higher.

These results, along with the open ended nature of the mineralization, indicate the vein systems on the Terra project have good continuity and may constitute potential mining targets.  The results to date on the Ben Vein and elsewhere on the property are listed below (Table 5) and demonstrate the nature of the gold mineralization in this region.

TABLE 5:  Important Au-bearing Intercepts in 2006-2007 Drilling at Terra

All widths are apparent widths.

Hole ID	Depth (m)	From (m)	To (m)	Width (m)	Grade (g/t)	Comments
TR-06-16	360.43	80.31	80.71	0.40	15.30
		89.92	90.22	0.30	3.68
		119.42	121.62	2.20	7.12	Ben Vein
		171.24	171.45	0.21	4.99
		172.21	172.85	0.64	3.34
		324.61	326.60	1.99	13.90

TR-06-17	283.16	40.23	40.69	0.46	5.62
		98.66	99.06	0.40	2.14
		128.69	132.89	4.20	22.24	Ben Vein

TR-07-18	312.12	69.23	69.60	0.37	8.96
		121.06	121.61	0.55	3.16
		125.00	125.40	0.40	14.95
		147.90	149.01	1.11	4.47	Ben Vein
		205.45	205.75	0.30	3.57
		290.62	292.20	1.58	3.77

TR-07-19	1299.2	67.45	67.74	0.29	3.41
		144.53	144.83	0.30	5.14	Ben Vein
		147.62	148.13	0.51	3.37

TR-07-20	345.64	34.86	35.12	0.26	60.60
		39.62	40.25	0.63	12.80
		47.18	47.93	0.75	10.42
		49.57	50.8	1.23	4.10
		121.22	121.62	0.40	4.19
		125.70	127.51	1.81	4.08
		128.58	131.34	2.76	7.72	Ben Vein
		132.40	132.62	0.22	4.75
		134.11	134.72	0.61	4.40
		139.78	139.98	0.20	17.90
		142.07	142.37	0.30	7.74
		155.41	155.95	0.54	3.09
		319.74	320.34	0.60	43.20
		323.05	323.27	0.22	15.95

TR-07-21	246.43	39.84	40.04	0.20	7.48
		95.71	96.00	0.29	3.54
		120.55	120.77	0.22	4.12
		155.49	156.65	1.16	12.22
		158.65	159.40	0.75	3.12
		176.32	177.00	0.68	3.50	Ben Vein

TR-07-22	184.1	74.37	74.64	0.27	13.80
		107.12	107.60	0.48	14.81
		122.45	122.75	0.30	8.75
		134.35	134.87	0.52	4.00
		137.60	138.38	0.78	14.51
		155.45	155.94	0.49	61.07	Ben Vein
		158.53	158.76	0.23	3.10

TR-07-23	200.41	66.97	67.17	0.20	4.71
		107.14	107.75	0.61	3.78
		123.66	123.96	0.30	3.41
		173.64	176.63	2.99	4.57	Ben Vein

TR-07-24	250.85	124.12	124.36	0.24	5.02
		161.47	161.85	0.38	4.82
		198.51	198.74	0.23	3.42
		199.44	200.10	0.66	9.20	Ben Vein
		201.00	201.47	0.47	4.19
		236.12	236.46	0.34	8.16

TR-07-25	194.77	112.90	113.88	0.98	3.71
		162.15	163.04	0.89	25.33	Ben Vein
		170.55	171.00	0.45	12.02
		175.16	175.36	0.20	3.68

TR-07-26	98.76	52.62	53.05	0.43	18.39
		62.01	63.72	1.71	20.72	Ben Vein
		78.74	78.94	0.20	72.30

TR-07-27		99.77	102.25	2.48	28.14	Ben Vein
		103.00	103.34	0.34	3.87
		126.36	126.66	0.30	15.95

TR-07-28	131.37	109.51	109.73	0.22	11.45
		111.07	113.23	2.16	16.74	Ben Vein
		114.31	114.51	0.20	3.73
		118.11	119.12	1.01	7.68
		140.99	141.29	0.30	12.30

TR-07-29	176.94	23.33	24.00	0.67	6.76	Ice Vein
		132.75	135.17	2.42	9.53

TR-07-30	185.93	3.96	4.46	0.50	4.47	Ice Vein
		8.47	8.91	0.44	9.51
		10.65	15.7	5.05	3.92
		140.82	142.45	1.63	3.68
		158.95	160.17	1.22	3.30

TR-07-31	179.22	61.11	61.41	0.30	3.97
		133.65	134.9	1.25	3.30
		136.15	136.4	0.25	3.23
		137.15	139.9	2.75	8.40	Ben Vein
		141.65	142.4	0.75	29.67
		153.9	154.1	0.20	14.15
		156.67	157.88	1.21	4.23
		61.11	61.41	0.30	3.97
		133.65	134.9	1.25	3.30

Two other areas have been identified with reconnaissance sampling and surface review.  Samples and drill intercepts of veins (Fish Creek and SD) all contain gold mineralization and suggest that there is opportunity for additional new discoveries.  North Fish Creek and Breese’s target areas have been downgraded; North Fish Creek because mineralization appears to be different to the rest of Terra veins and not of a type that is a priority for the Company; and Breese’s because gold mineralization is cryptic and access to the presumed source of the mineralized float is problematic being high in a cliff face.

Drill results up to the end of the 2007 field season have been used by Gary H. Giroux, M.A.Sc., P.Eng (BC) of Giroux Consultants Ltd., an independent consultant, to estimate an initial resource for the Ben Vein (Table 7).  Full details of the resource calculation are contained in the technical report dated August 19, 2008 entitled ";Summary Report on the Terra Gold Project, McGrath District, Alaska"; by Paul Klipfel, Ph.D., CPG#10821, Gary H. Giroux, M.A.Sc., P.Eng. (BC) and Chris Puchner, CPG#07048.  Mr. Puchner is the Company’s Chief Geologist and Messrs Klipfel and Giroux are independent consultants to the Company.  Readers of this Annual Report are encouraged to review the entire technical report, which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Table 6: Ben Vein Zone Inferred Mineral Resource Estimate*

INFERRED RESOURCE WITHIN 1.0 g/t Gold SHELL
Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Metal
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
5.00	428,000	12.20	23.11	168,000	318,000
6.00	402,000	12.64	24.02	163,000	310,000
7.00	383,000	12.95	24.72	159,000	304,000
8.00	364,000	13.22	25.33	155,000	296,000
9.00	335,000	13.63	26.50	147,000	285,000
10.00	292,000	14.22	27.97	134,000	263,000

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  U.S. Investors should read the ";Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates"; above concerning the difference between ";resources"; and ";reserves";.

Exploration of the Terra property is at a relatively early stage.  Identification of the number and extent of bonanza veins along with demonstration of their continuity will be key aspects of continued exploration.  The Company proposes to continue drilling the northern strike and down-;dip extension of the Ben Vein as well as develop drill plans for the other veins in the trend.  The identification of and map positioning of vein segments by using differential GPS ought to help map out those segments for better definition of continuity along individual veins particularly for Fish Creek and SD veins.  This type of information, along with structural analyses, will provide a basis for follow-up drilling in these areas where a number of very high grade veins were encountered in 2005.

The proposed work program would include drilling, sampling, mapping, and structural analysis, and the aim of the program is be to:

1.

test the extent of known vein mineralization through drilling, mapping, and structural analysis;

2.

characterize mineralization in veins surrounding specific outcropping veins such as the Ben Vein; and

3.

continue to conduct reconnaissance mapping, sampling, and prospecting throughout the property.

Identification of faults and possible offset directions will likely play a key role in understanding the vein-intrusive-host rock relations and developing a predictive model for identifying the location and orientation of veins.  Structural elements derived from fold-thrust deformation will likely produce the primary architecture.  Overprinted features of subsequent deformation are likely to control the location of intrusions and the veins they host.  Prospecting, mapping, and sampling will be utilized to attempt to locate the source of anomalous surface samples and characterize that mineralization.

The Company estimates that the proposed program (including 3000 meters of drilling) will cost approximately USD 2.92 million.  The program and major budget items are summarized in Table 7.

Table 7:  Projected Terra Program Budget (USD)

Project Administration	286,829
Project Personnel	358,216
Purchases & Expenses	106,056
Direct Drilling Charges	784,710
Helicopter Support	272,000
Bulk Fuels	120,700
Airplane Charter	487,050
Excavating	6,500
Motor Vehicles	8,400
Equipment Lease/Rental	91,990
Surface Transport	7,873
Assays & Analyses	122,008
Contingency	265,233
Total (USD)	2,917,565

The Company presently plans to focus its exploration activities on resource definition drilling at the Livengood Project.  As a consequence, the only work at Terra in 2008 was, and for 2009 is planned to be, care and maintenance operations.  The Company is actively seeking a partner to participate in the exploration at Terra so the camp and diamond drills will remain on site in case such a partnership is formed.  The Company does not presently plan on carrying out the proposed program until such time as a joint venture partner has been secured.

To May 31, 2008, the Company has incurred an aggregate of $3,286,397 in the acquisition (including property payments), maintenance and exploration of the Terra Project.

There is no significant physical plant or equipment at Terra.  The Terra property is without known reserves, and the Company’s exploration programs at Terra are exploratory in nature.

LMS Project, Goodpaster District

The LMS property consists of 92 Alaska State mining claims, comprising approximately 5,961 hectares, and is located 25 kilometres north of Delta Junction, Alaska and 125 kilometres southeast of Fairbanks, Alaska in the Goodpaster district (see Figure 7).  The Company owns the property 100%.

Access from Fairbanks is via State Route 2 (Richardson Highway) to the point where the Alaska Pipeline and the highway cross the Tanana River.  From here, the property can be accessed by boat.  Travel is approximately 15 kilometres up the Tanana and Goodpaster Rivers to a landing near camp where people and supplies are ferried.  Property access and provisioning is also via helicopter or via a well developed winter trail during winter months.  Several trails have been constructed for the various phases of drilling and these allow good access to, and within the property.  Travel on trails within the property is by 4-wheel drive.

Arctic Ocean
Prudhoe Bay
Alaska
Yukon
Fairbanks
LMS Property
Dawson City
ALASKA
U.S.A
CANADA
Anchorage
Whitehorse
Bering Sea
Gulf of Alaska
500 km
400 miles
Porcupine River
Pipeline
Road
Fairbanks
LMS Property
Dawson City
Kantishna
Tanana River
Paxon
Tok
250 km
200 miles

INTERNATIONAL TOWER HILL MINES INC.

Alaska, USA

LMS Property

Figure 7:  Location map of Alaska showing the LMS property.

This part of the district has had no known previous exploration prior to regional reconnaissance surface sampling by AngloGold in 2004.  Discovery of a gold-bearing outcrop (6.2 g/t gold) led to further sampling and drilling in 2005 which delineated two styles of gold mineralization, being gold within a folded, stratabound tabular zone consisting of silicified graphitic quartzite breccia; and high grade narrow veins.  Mineralization within the graphitic quartzite breccia zone has been defined through drilling to a down-plunge depth of 500 metres.  Along with the high-grade veins, this area is known as the Camp Zone and is situated at the southeast end of a 6 kilometre long, northwest-trending zone of aligned surface geochemical samples containing anomalous gold, arsenic and lesser silver and copper.

Rocks within the LMS project area lie within the Yukon-Tanana Terrane, a structurally complex, composite terrane that was accreted to North America in the mid to Late Cretaceous period.  Mineralization in this region (including on the LMS property) is believed to be intrusion-related, even though no intrusive rocks, except for mafic dikes, have been identified on the property.  Fluids derived from an intrusion at depth or at a distance laterally can migrate along structures to produce the observed veins and gold mineralization.

Exploration of the LMS property is at a relatively early stage with discovery and identification of the graphitic quartzite breccia and vein zone(s) extending from the surface to more than 500 metres down plunge.  Drilling on the LMS property conducted in 2005 and 2006 by AngloGold and the Company has defined a tabular shallow dipping zone of gold mineralization hosted by a silicified, brecciated graphitic schist unit.  The results from this drilling are shown in Table 9.  The most recent intercepts at the property define a high-grade mineralized zone occurring within a thrust, faulted and folded block of schist and gneiss units.  To date, a total of 36 drill holes (8,400 metres) have been completed on the LMS property, of which 24 holes (5,800 metres) have tested the Camp Zone.  Significant intercepts include 2.8 metres @ 29.1 g/t gold in Hole LM-06-21, 4 metres @ 11.8 g/t gold in Hole LM-06-26 and 1.8 metres @ 706.8 g/t gold (including 0.8 metres @ 1540 g/t) in Hole LM-05-29.  Highlights of results to date are shown in Table 8.  The precise orientation of the mineralization is not known so the lengths given are down hole lengths and not true widths.  All core from core holes was oriented which enabled collection of structural information.  Considerable attention was applied to developing an understanding of the structural relations.  No new drilling was undertaken in 2007 or 2008.

Table 8:  LMS Significant Intercepts, project to date.

Hole ID	Total Depth (m)	From (m)	To (m)	Width (m)	Grade (g/t Au)	Target
LM-05-01	91.4	1.5	32	30.48	1.1	Camp Zone
		3.1	7.6	4.6	4.1	"
		9.14	15.2	6.1	1.3	"
LM-05-02	109.7	7.62	12.2	4.6	1.1	"
		25.91	29	3.1	3.8	"
		25.91	27.4	1.5	7.3	"
LM-05-03	91.4	13.72	16.8	3	1.5	Camp Zone, South
LM-05-07	121.9	19.8	45.7	25.9	1.2	Camp Zone
		27.4	35.1	7.6	2.5	"
LM-05-11	261	109.7	125	15.4	3.4	Camp Zone
		109.7	114	3.8	1.4	"
		121.9	125	3.2	13.7	"
		140.7	143	2	1.8	"
LM-05-12	264.6	143	146	3.4	21.5	Camp Zone
		144.2	146	2.1	32.4	"
		158.8	160	0.9	1.7	"
		171.8	173	1.5	49.3	"
LM-05-13	244.5	46.6	51.2	4.6	4	Camp Zone
		46.6	48.2	1.5	5.2	"
		53.8	56.4	2.6	2.1	"
LM-05-14	154.8	61.3	62.8	1.5	1.8	Camp Zone
		96.9	99.8	2.9	1.7	"
LM-05-15	268.8	78	78.8	0.8	2	Camp Zone, South
LM-05-16	244.6	105.2	109	4.2	2	Camp Zone, North
LM-05-17	241.8	137.5	139	1.5	2.5	Camp Zone
LM-06-21	335	165.7	166	0.3	4.1	Camp Zone
		213.6	215	1.7	2.1	"
		213.6	214	0.6	3.6	"
		215	215	0.3	3.3	"
		227.4	228	0.6	3.4	"
		279.2	281	1.7	2.8	"
		279.2	280	0.3	10	"
		279.5	281	1.4	1.3	"
		295.7	297	1.5	5.1	"
		295.7	296	0.5	13	"
		296.9	297	0.4	3.6	"
		299.9	303	2.8	29.1	"
		302.1	303	0.7	117	"
		308.8	309	0.6	24	"
LM-06-22	435.3	282.6	283	0.2	5.1	Camp Zone
		296.8	297	0.4	6.8	"
		326.9	327	0.2	5	"
LM-06-23	390.5	118.6	120	1.2	4.3	Camp Zone
		118.6	119	0.5	8.6	"
		350.3	351	0.8	2	"
LM-06-24	490.3	175.9	179	2.8	7.4	Camp Zone
		175.9	177	0.8	15.4	"
		178	179	0.5	13.1	"
		179.5	180	0.8	9.6	"
		179.5	180	0.2	17.2	"
LM-06-25		93.91	100.68	6.77	0.93	Camp Zone
		116.59	116.89	0.30	68.00	";
LM-06-26	386.2	117.4	118	0.7	1.3	Camp Zone, NW
		225.9	227	1.2	7.5	Camp Zone
		267.3	268	0.6	4	"
		269.8	272	2.4	4.9	"
		282.2	286	4	11.8	"
		282.2	284	1.4	27.7	"
		285.6	286	0.6	10	"
		306	307	0.8	7	"
		380.3	381	0.6	22.3	"
LM-06-29	465.4	153.5	159	5.1	10.1	Camp Zone
		153.5	155	1.3	32.8	"
		167.9	169	0.6	4	"
		182.1	184	1.8	706.8	"
		182.1	183	0.8	1540	"
		183.5	184	0.4	10.4	"
		375.2	376	0.3	2.3	"
		392.8	394	0.8	2.4	"
		435.3	436	0.5	4.9	"
		452.1	454	1.5	1.9	"

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

The Company has drilled a total of 36 holes on the project to date for a total of 5,985 metres.  This information has defined a mineralized body 450 metres long and approximately 200 metres wide.  Drill results up to the end of the 2006 field season have been used by Gary H. Giroux, M.A.Sc., P.Eng (BC) of Giroux Consultants Ltd., an independent consultant, to estimate an initial resource for the Camp Zone (Table 9).  Full details of the resource calculation are contained in the technical report dated August 19, 2008 entitled ";Summary Report on the LMS Gold Project, Goodpaster District, Alaska"; by Paul Klipfel, Ph.D., CPG#10821 and Gary H. Giroux, M.A.Sc., P.Eng. (BC).  Messrs Klipfel and Giroux are independent consultants to the Company.  Readers of this Annual Report are encouraged to review the entire technical report, which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Table 9: LMS Camp Zone Inferred Mineral Resource Estimate

Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff	Contained Gold
(g/t)	(tonnes)	Gold (g/t)	(Ounces)
0.10	9,680,000	0.61	190,000
0.20	7,460,000	0.75	180,000
0.30	5,860,000	0.89	167,000
0.40	4,780,000	1.01	155,000
0.50	4,110,000	1.10	145,000
0.60	3,610,000	1.18	137,000
0.70	3,130,000	1.26	127,000
0.80	2,710,000	1.34	116,000
0.90	2,370,000	1.41	107,000
1.00	2,050,000	1.48	97,000
1.10	1,740,000	1.55	87,000
1.20	1,490,000	1.62	78,000

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  U.S. Investors should read the ";Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates"; above concerning the difference between ";resources"; and ";reserves";.

Exploration of the LMS property is at a relatively early stage, with discovery and identification of the graphitic quartzite breccia and vein zone(s) extending from the surface to more than 450 metres down dip.  The Company plans additional exploration to test the location and extent of vein zones through drilling, characterize and explore newly discovered anomalous areas to the northwest with trenches (if practicable) and drilling; and continue to conduct soil sampling throughout the property to better define the anomalous zones, particularly across the apparent northwest trending corridor of anomalism.

The Company proposes to continue exploration of the LMS property with a program of drilling, sampling, and structural analysis as best as can be achieved in drill core.  This drilling will specifically target the contact between the schist and gneiss in Liscum geochemical anomaly and the down-dip continuation of the Camp Zone, and a minimum program of 1500 metres is planned, with at least two 400 metre holes allocated for the down-dip extension of the Camp Zone and the balance at Liscum.  To the extent that trenches can reach bedrock along ridge lines, a program of trenching would be undertaken prior to drilling to assist in determining the location of particular rock types and structural relations.  In addition, the Company will try and gain geochemical information from the surface through a minimum program of 500 soil samples, targeting the Camp and South Ridge areas as well as the area of anomalous soils in the schist to the southwest of the NW target, with power or track mounted augers.  The estimated cost of the proposed program is $806,300, as shown in Table 10.

Table 10:  Proposed LMS Program Budget

Item		Estimated Cost
Mob/Demob Costs		$25,000
Geological Support Costs		$88,000
Track Auger		$30,000
Diamond Drilling (direct cost $180/meter)		$300,000
Fuel		$50,000
Laboratory Assay/Analysis Costs		$96,000
Bulldozer		$20,000
Accommodation/food/transportation		$78,000
Excavator		$40,000
Data analysis and report preparation		$6,000
Contingency (10%)		$73,300
	Total	$806,300

The Company presently plans to focus its exploration activities on resource definition drilling at the Livengood Project. As a consequence, no work was carried out at LMS in 2008.  The Company is actively seeking a partner to participate in the exploration at LMS and does not presently plan on carrying out the proposed program until such time as a joint venture partner has been secured.

To May 31, 2008, the Company has incurred an aggregate of $1,789,173 in the acquisition, maintenance and exploration of the LMS Project.

There is no significant physical plant or equipment at LMS.  The LMS property is without known reserves, and the Company’s exploration programs at LMS are exploratory in nature.

Chisna, Chitina District

The Chisna Project is located in South Central Alaska on the south side of the Alaska Range.  The project consists of a total of 608 State of Alaska mining claims, divided into 5 claim blocks and owned 100% by the Company.  The claim blocks cover an aggregate of 32,935 hectares).  The project is targeting previously unrecognized Cretaceous copper-gold porphyry style mineralization.  A number of the target areas have associated historic placer gold deposits although the area has had only very limited past surface exploration for its hard rock potential.  The project contains a number of grassroots surface discoveries made by the Company in 2006 and 2007 which were the focus of the 2008 follow-up work.

Access to the Chisna claim blocks is typically by helicopter from either Summit Lake, 80 miles south of Delta Junction on the Richardson Highway (State 3), or from Slana, 70 miles southwest of Tok on the Tok Cutoff (State 1).  Distances from the roads to the claims range from less than 5 to approximately 40 miles.  The easternmost claim block (AC) has a very rough 4-wheel drive access route to the edge of the block from the Tok Cutoff near Slana (Figure 8).

Figure 8.  Location Map showing the Chisna claim blocks.

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

The average values from all of the soil samples taken on the project by the Company in the 2006 field season (87 samples covering three areas approximately 3.5 kilometres apart) equalled 230 ppm copper, 31 ppb gold and 0.5 ppm silver, with a range of from 31 to 1,955 ppm copper, 2 to 255 ppb gold and 0.1 to 2.4 ppm silver.  Regional silt sampling results from 90 samples covering a much larger area along the mineralized trend returned average values of 182 ppm copper, 20 ppb gold, 0.4 ppm silver and 253 ppm zinc, with a range of from 43 to 804 ppm copper, 2 to 145 ppb gold, 0.1 to 2.5ppm silver and 66 to 6,850 ppm zinc.  Preliminary reconnaissance scale geologic work indicates the copper-gold-silver mineralization at the Chisna property is multiphase and may be related to the distal phase of an intrusive associated system to the west.

Based on the positive results from the 2006 work a surface exploration program was undertaken in 2007 including a regional sampling and follow-up of earlier anomalies.  This work yielded a new gold-copper porphyry discovery in the south eastern section of the Company’s large land position (referred to as the ";SE Target";).  The new zone of mineralization appears to be related to a porphyry system with a gold-rich upper zone transitioning into a copper-gold zone at depth.  Historic placer gold mining has occurred from creeks draining the target area.  Preliminarily sampling has returned anomalous gold and copper values from surface soil and rock chip sampling which covers an area of approximately 1 square kilometre presently centred on a partially exposed mineralized porphyry system.  Mineralization is open in all directions.  Initial rock samples from this area average 2.9 g/t gold and 0.68% copper (see Figure 9 and Table 11).  The soil data for gold and copper are shown in Table 12.

In addition to the surface sampling program, in 2007 the Company carried out a Fugro airborne magnetic/electrical survey over the Chisna property. The survey data has produced results consistent with the presence of a large porphyry system in the central part of the Chisna claim block.  This feature is coincident with a strong copper-gold-silver anomaly developed from the Company’s 2006 exploration work.  In addition, the survey has highlighted the full extent of a mafic intrusive body three kilometres to the north which has generated strong nickel stream silt anomalies as well as being the postulated source of the platinum mineralization that has been mined from placer deposits draining the feature.  Based on the results of the survey, in 2007 the Company staked an additional 48 square kilometres in the Chisna project area.

The survey covered an area of 120 square kilometres on 200 metre line spacing.  The data has revealed a strong circular magnetic anomaly (referred to as the ";5950 target";) located between the Company’s POW and Hill 5950 prospects.  This feature coincides with a number of rock chip samples which assayed greater than 0.25% copper.  Geological mapping by the State of Alaska in 1966 identified a diorite outcrop within the core of the 5950 target.  The surrounding rocks are andesites and dacites which show broad areas of pyritic alteration at both POW and Hill 5950.  The Company interprets the 5950 target as a potential porphyry system with the circular magnetic high representing alteration around the margin of the main intrusive body.  The survey has also given much clearer definition to the large Miller Gulch intrusive complex which lies immediately to the north of 5950 target.  Mafic and ultramafic apophyses of this complex outcrop in the area and historical studies by the US Bureau of Mines suggests that this complex is the source of platinum mineralization found in the gold placers which drain the target area.  In addition, new stream silt data gathered by the Company from the Miller Gulch target area are anomalous in nickel, indicating potential for a sulphide nickel deposit.

Figure 9: Chisna property gold and copper values.

Table 11:  Summary of 2007 rock samples (greater than 0.5 g/t gold)

n = 12	Cu %	Au ppm	Ag ppm	Pb ppm	Zn ppm	Mo ppm	Bi ppm
Max	7.11	9.16	79.00	849	1700	36	107
Min	0.00	0.65	0.33	4	7	0	2
Average	0.68	2.96	12.57	133	364	10	19

Table 12:  Summary statistics from Chisna SE Prospect (soils with greater than 100ppb Gold)

n = 63	Cu ppm	Au ppm	Ag ppm	Pb ppm	Zn ppm	Mo ppm	Bi ppm	As ppm	Sb ppm	Te ppm
Maximum	5840	2.78	10.10	245	237	72	156.0	655	27.3	90.9
Minimum	52	0.10	0.15	9	40	1	0.3	5	0.6	0.1
Average	517	0.48	1.26	36	87	9	6.3	36	4.0	3.7

During the 2008 exploration program, the Company collected a total of 221 silt samples and 193 rock samples.  This work has now fully delineated the extent of the large POW-Ptarmigan copper - gold system, which has a strike length of approximately 10 kilometres and a width of 4 kilometres (see Table 13).  A total of 300 rock samples collected from this altered and mineralized area average 0.1% copper and 0.2g/t gold.  Geological and geophysical mapping of this area has delineated broad areas of alteration and a general zonation of copper-rich mineralization in the west to more lead- and zinc-rich mineralization to the east - indicative of large porphyry systems.

Table 13: Metal concentrations from 300 rocks collected in the POW-Ptarmigan Area.

	Copper %	Gold g/t	Silver g/t	Lead (ppm)	Zinc (ppm)
Max	4.0	13	110	6250	2060
Min	0.0	0.002	0.01	0.8	2
Mean	0.1	0.22	3.1	60	105
N=	300	299	300	300	300

In the Eagle Ravine area, silt samples from two separate drainage basins returned strongly anomalous gold values (see Table 14).  Follow-up exploration discovered a variety of styles of mineralization, including hydrothermal breccias, garnet skarns, stockwork potassic alteration and sulphide replacement, thus suggesting a complex porphyry-related mineral system.  47 rock samples collected over a 3 square kilometre area, along with geologic mapping, have confirmed the presence of a large, open ended system of copper-gold mineralization (see Table 15).

Table 14: Stream Sediment Sample Results from Eagle Ravine.

	Copper (ppm)	Gold (ppb)	Silver (ppm)	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)
Max	162	541	0.66	37	0.45	1.61
Min	68	15	0.22	22	0.23	0.14
Mean	107	140	0.40	31	0.34	0.48
n=	7	7	7	7	7	7

Table15: Rock Assay Results from Eagle Ravine.

	Copper %	Gold g/t	Silver g/t	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)
Max	0.8	0.29	5.3	621	34.2	36.9
Min	0.0	0.002	0.005	0.1	0.02	0.025
Mean	0.1	0.03	0.7	21	2.0	2.5
n=	47	47	47	47	47	47

At the Hematite Prospect, a large area of specular hematite and magnetite alteration with disseminated chalcopyrite has been discovered adjacent to an intrusive complex.  Initial prospecting has identified alteration and mineralization over a kilometre of strike length outlining a large high level anomaly with potential at depth.

The Company’s sampling and prospecting work have now defined several key areas for focused future exploration (Figure 10).  At 40 square kilometres, the POW-Ptarmigan area is a significant target which could host multiple copper-gold systems.  The mineral deposit vectors that have been defined by the 2008 work are a positive indicator that one or more major deposits could be present in this new and under-explored Alaskan porphyry belt.

Figure 10:  Copper Stream Sediment Anomalies in the Chisna Project Area on Regional Aeromagnetic Data

The Company is presently reviewing the results of the work to date on the Chisna project with a view to formulating an appropriate work program for future work, which may involve seeking a partner to advance the project in order to permit the Company to focus on its Livengood project.

To May 31, 2008, the Company has incurred an aggregate of $1,465,023 in the acquisition, maintenance and exploration of the Chisna Project.

There is no significant physical plant or equipment at Chisna.  The Chisna property is without known reserves, and the Company’s exploration programs at Chisna are exploratory in nature.

BMP Project, McGrath District

In 2006, the Company staked a block of 108 Alaska State mining claims covering 6,993 hectares (referred to as the ";BMP"; project) in the McGrath Mining District, approximately 40 kilometres north of the Company’s Terra project.  Subsequently, the Company entered into an option with Cook Inlet Region, Inc., an Alaska native corporation, to lease a 6,200 hectare area of fee simple lands located immediately adjacent to the eastern side of the Company’s existing BMP claim block (see Item 4.B ";Business Overview -; Alaska Property Acquisitions - BMP Project Expansion";).

Access to BMP is by fixed wing aircraft to the Farewell Airport, located roughly 20 miles north of the property (160 air miles from Anchorage and 250 from Fairbanks), then by helicopter to the property itself (Figure 11).

DENALI FAULT ZONE
Creek
HILLS
Smith Lake
River
Post
0
5
10
kilometers

Figure 11.  Location Map showing BMP claims.

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

In 2007 the Company conducted a regional sampling and prospect follow-up exploration program within the region.  Exploration by the Company in 2007 confirmed a number of mineralized zones with numerous high-grade copper, silver, zinc and gold values being returned.  This work linked much of the mineralization to a prolific skarn-type mineralizing environment and highlighted the potential of the belt.  At the 6120 and 6920 prospects calcareous horizons have been extensively replaced by skarn mineralization, including massive pyrrhotite with chalcopyrite and sphalerite.  High gold values are present at both of these prospects with grades of several grams in specific samples.  Both prospects occur on the flank of a Tertiary intrusive body.  The focus of the Company’s 2008 BMP program was to define drill targets to test the size and continuity of these large skarn systems.

In the spring of 2008, the Company commissioned a high resolution airborne magnetic and EM survey completed over key mineralized areas of the project.  The Company’s contractor completed an airborne magnetic and electromagnetic survey of the core target area covering an area of 30 square kilometres in two blocks with a nominal line spacing of 50 meters.  The results outlined several large geophysical anomalies spatially associated with the outcropping polymetallic (copper-gold-silver) skarn deposits that were discovered in 2007 (see Figure 12).

The largest anomaly is associated with the 6120 target area and covers approximately 1 square kilometre forming at an important structural intersection on the south side of the core intrusive.  Twenty rock samples collected from a 150 metre diameter area of outcropping skarn at the 6120 target averaged 2.3% copper, 3.4 g/t gold, 33 g/t silver, 0.16% nickel and 0.07% cobalt.  In addition, similar skarn type mineralization was found 2 kilometres to the north at the 6920 prospect.  The Dall and Little Bird prospects, located on the northern target block (approximately 5 kilometres north), also appear to be associated with skarn and distal skarn type mineral systems.  The Dall target was drilled by Anaconda Mining Company in the 1980’s with two diamond drill holes, each of which intersected very significant high-grade mineralization (4.0% copper, 11.8 oz (370 g/t) silver, 1.0% zinc and 0.3% lead over a true thickness of 3.5 meters and 0.9% copper, 6.0% zinc, 5.7oz (177 g/t) silver and 1.0% lead over a true thickness of 5.5 metres).

Figure 12: BMP Project showing area covered by geophysical surveys.
Principal prospects are named.

The 2008 field season program focussed on following up a number of the anomalies generated by previous work (see Table 16) and defining the ore controls for the prospects and the belt in general.  In the south part of this trend, subsurface projection of highly mineralized structures now indicates that the strong geophysical anomalies at the 6120 and 6920 prospects reflect mineralization in the subsurface. New mineralization has been found in the Dall Slot target, while outside the Slot target, two new areas of massive sulphide mineralization have been discovered.  At the northern end of the trend, the Little Bird prospect, a thick mineralized stratigraphic unit, has been identified.

Table 16:  BMP Surface Sampling Results by Target Area

		Au g/t	Ag g/t	Cu%	Pb%	Zn%	Co%	Ni%
6120 Cirque	Max	25.20	186	13.8	0.7	10.0	0.48	0.4
N=24	Min	0.00	4	0.3	0.0	0.0	0.00	0.0
	Average	3.16	29	1.8	0.0	0.4	0.05	0.1

6920 Massive Sulphide	Max	1.38	42	1.0	0.2	9.2	0.04	0.0
N=15	Min	0.00	3	0.3	0.0	0.0	0.00	0.0
	Average	0.40	15	0.4	0.0	3.2	0.02	0.0

6920 Veins	Max	1.05	573	5.1	3.1	20.4	0.04	0.0
N=14	Min	0.01	8	0.3	0.0	0.2	0.00	0.0
	Average	0.22	141	1.8	0.6	5.7	0.01	0.0

Dall Slot	Max	0.17	469	5.6	7.2	30.0	0.01	0.0
N=23	Min	bd	4	0.0	0.0	0.1	0.00	0.0
	Average	0.04	127	1.3	0.6	2.4	0.00	0.0

Dall Outside	Max	1.59	469	5.6	10.1	30.0	0.05	0.0
N=14	Min	0.00	0	0.0	0.0	0.0	0.00	0.0
	Average	0.06	82	0.7	0.7	1.3	0.00	0.0

Little Bird	Max	0.59	673	7.4	5.4	15.1	0.01	0.0
N=23	Min	bd	24	0.0	0.0	0.0	0.00	0.0
	Average	0.05	171	1.2	0.7	2.4	0.00	0.0

bd = below detection limits

At 6120, high-grade copper and gold mineralization is associated with massive sulphide replacement in a mixed limestone and siltstone unit.  The airborne geophysics outlines the known surface exposures of massive sulphide mineralization and defines a large target between areas of known mineralization.  Mapping and sampling has now shown that the mineralization at 6120 is associated with an anticlinal fold hinge and that the projection of this fold trends directly into the main geophysical anomaly, strongly suggesting that the mineralization continues into the subsurface.  The mineralization at 6920 is similar in character to that of 6120, that is, a significant geophysical anomaly associated with the known mineralization in an anticlinal fold hinge which projects south into the mountain.  Two styles of mineralization are present: gold-rich massive sulphide replacement mineralization and high-grade sulphide veins.

The mineralization at the Dall prospect is more structurally controlled than that at the 6120 and 6920 prospects.  Silver grades are significantly higher, and are consistently present at levels of hundreds of grams per tonne.  Geophysics has mapped the key structural zones that control the high-grade mineralization.  Mapping and sampling has shown that the main copper-silver mineralization in the Dall Slot is associated with a steep thrust fault developed in the axis along an anticlinal hinge zone (Figure 13).  The Dall Slot mineralization has now been mapped for approximately 200 metres along strike before being lost under surficial cover.  Importantly, two previously unknown areas of mineralization have been discovered.  The first, located 360 metres north of the main zone, consists of massive pyrrhotite and chalcopyrite replacement of sediments.  Three samples collected from the outcrop average 3.4% copper and 279 g/t silver.  The second lies 400 metres to the west of the main zone, and returned a piece of massive sulphide float that assayed 10.2% zinc, 10.1% lead, 0.2% copper and 188g/t silver.  Soil sampling has highlighted still another possible zone of mineralization which may represent the southern extension of the new copper zone.

Little Bird has copper-silver mineralization similar to Dall.  At Little Bird the replacement mineralization is associated with a 100 metre thick mixed limestone and siltstone unit.  23 mineralized samples from the Little Bird target average 1.2% copper and 171g/t silver from a 300 x 700 metre area.  The mineralization may be related to a granitic intrusion which outcrops just north of the main area of mineralization.  Gold mineralized quartz-sulphide veins are found in and around the intrusive.

Figure 13:  Geology of the Dall Prospect showing areas of copper-silver mineralization discovered to date.  Area 1 is the Dall Slot, which was discovered by Anaconda.  Areas 2 and 4 are the new massive sulphide zones discovered in 2008.  Areas 3, 5 and 6 are areas of vein and fault breccia mineralization.

The Company is presently reviewing the results of the work to date on the BMP project with a view to formulating an appropriate work program for future work, which may involve seeking a partner to advance the project in order to permit the Company to focus on its Livengood project.

To May 31, 2008, the Company has incurred an aggregate of $326,798 in the acquisition, maintenance and exploration of the BMP Project.

There is no significant physical plant or equipment at BMP.  The BMP property is without known reserves, and the Company’s exploration programs at BMP are exploratory in nature.

Coffee Dome

The Coffee Dome property consists of approximately 4,155 hectares, as follows:

1.

State mining claims owned by the Company (approximately 2,600 hectares)

2.

Lease with individual for 6 State mining claims (approximately 388.8 hectares)

3.

Lease with University of Alaska for fee lands (approximately 1,166.2) hectares.

Access to the Coffee Dome property from Fairbanks is on the Steese Highway (State 6) approximately 20 miles to Cleary Summit, then by an improved dirt road that travels about 7 miles east from Cleary Summit to an active area of placer mining on Fairbanks Creek, then by a 5 mile dirt road to the project area.  On the property travel is by 4-wheel drive trails (Figure 14).

Figure 14.  Location Map of Coffee Dome property.

Details of the property tenures are as follows:

1.

State claims under Lease: The lease is dated August 11, 2005 and has an initial term of 20 years and for so long thereafter as mining, processing, construction of mine facilities or exploration activities continue.  Advance minimum royalties of USD 50,000 are payable on or before August 11, 2007 and each subsequent anniversary until production commences.  The Company is required to pay the Lessor USD 500,000 upon the Company making a positive production decision.  The Company will pay a net smelter return production royalty of between 0.5% and 5% (depending upon the gold price) with respect to the leased lands and between 1% and 3% on certain lands within a defined area of interest surrounding the leased lands.  The production royalty may be reduced by 1% upon payment of USD 4,000,000 or by 0.25% (with respect to certain of the area of interest lands) upon payment of USD 2,000,000.  The lease may be terminated at any time upon notice by the Company.

2.

University Lease: The key terms of the Exploration/Mining Lease option agreement with the University and any resulting Mining Lease, are as follows:

Exploration Agreement: In order to maintain the option to lease in good standing, the Company is required to pay the University USD 117,500 over five years (USD 15,000 first year) and incur exploration expenditures totalling USD 400,000 over five years (USD 25,000 commitment for the first year).  If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of the Company.  The Company is also responsible for all taxes and assessments on the lands subject to the option to lease.

Mining Lease: At any time during the option period, the Company has the right to enter into a mining lease over some or all of the lands subject to the option.  The mining lease will have an initial term of 15 years and for so long thereafter as commercial production continues and requires escalating advance royalty payments of USD 30,000 in year 1 to USD 150,000 in year 9 and beyond.  Advance royalty payments are credited against 50% of production royalties.  The Company is also required to incur escalating minimum mandatory exploration expenditures of USD 125,000 in year 1 to USD 350,000 in year 5 and beyond and to deliver a feasibility study within 10 years of the commencement of the lease.  Upon the commencement of commercial production, the Company is required to pay a sliding scale net smelter return royalty of from 3% (USD 300 and below gold) up to 5% (USD 500 and up gold).  The Company will also pay a sliding scale net smelter return royalty of from 0.5% (USD 450 and below gold) to 1% (USD 450 and above gold) on any federal or Alaska state claims staked by the Company or its affiliates within a 2 mile area of interest surrounding the University land (not including the Company’s existing leased claims).

The target at Coffee Dome is high-grade gold-arsenic-bismuth-tellurium vein-style mineralization.  The completion of the University of Alaska exploration agreement, and the addition of the lands subject to that agreement to the project, has expanded the target at Coffee Dome such that it now includes a number of strong gold in soil anomalies over at least 3 kilometres of strike length.  The target concept at Coffee Dome is for high-grade veins forming leakage feathers off a major intrusion hosted deposit at depth.

Exploration in 2007 at Coffee Dome entailed a program of trenching and soil sampling, carried out in July 2007.  Results from the Coffee Dome trenching work intersected high-grade gold veins and surface soil sampling has significantly enlarged the known soil anomalies.  During the 2007 exploration program, trenching over the Main Target area exposed veins with grades of up to 168 g/t gold in outcrop (72 samples ranging from 0 to 168 g/t gold) (Tables 17 and 18) and soil surveys defined two large gold anomalies interpreted to reflect part of a significant gold system over 3 kilometres long and 1 kilometre wide including all three target areas (Figure 15).

These narrow veins contain pathfinder trace element geochemical signatures (strong gold-arsenic-bismuth-tellurium association).  Two main mineralized fault trends exist on the Coffee Dome property, being a steeply dipping north-northeast trend and a low angle (20-30 degrees) east-northeast trend, which together form the general north-northeast overall trend of the larger target area.  The trench results provided insights into the structural controls on the high-grade gold mineralization at Coffee Dome, which appear to be best developed in low-angle vein zones.

The large gold in soil anomaly, anomalous pathfinder trace element signature and complex array of mineralized structures suggest that the Coffee Dome gold system is large and may represent the surface expression of an intrusive related system at depth.  Poor exposure of the main target area has limited the geologic understanding from surface mapping but airborne geophysics supports the strong northeast trend to the overall mineralized zone.

Figure 15:  Gold in soil and trench locations at Coffee Dome project.
(Trenches are numbered by elevation, and the red dashed line is outline of overall gold system target area).

Table 17:  Mineralized fault zones from Coffee Dome Trenches

Trench	From (m)	To (m)	Width (m)	Gold (g/t)
620	65.6	67.2	1.6	1.11
550	25.0	37.5	12.5	0.87
520	22.8	23.1	0.3	9.82

Table 18: Fault-hosted veins from Coffee Dome Trenches

Trench	Distance (m)	Width (m)	Gold (g/t)	Silver (g/t)	Arsenic (ppm)	Antimony (ppm)	Bismuth (ppm)	Tellurium (ppm)
520	22.5	0.02	167.5	27.0	2970	9.1	443	33
	23.3	0.02	137.5	32.2	2790	8.9	365	32
	29.0	0.02	0.3	0.4	1400	3.5	23	12
550	34.5	0.06	11.4	5.7	5120	11.0	37	12
	35.0	0.06	5.6	2.8	822	4.1	40	8
	37.0	0.50	0.8	0.6	2380	5.6	7	3
	37.3	0.04	7.0	4.6	4810	11.1	29	5
	38.3	0.40	3.0	5.1	4690	13.6	33	8
	134.0	0.05	2.6	2.5	5430	13.2	11	2
590	37.2	0.10	0.0	0.1	1730	1.8	0.3	0.03
620	66.5	0.08	6.2	4.3	6730	24.0	38	10

Future work at Coffee Dome (which is road accessible) would involve drill testing both the high-grade low angle gold veins and the large bulk tonnage targets.  However, the Company has not yet formulated a work program for 2009, and may seek a partner to advance the Coffee Dome project while it concentrates on the Livengood Project.

To May 31, 2008, the Company has incurred an aggregate of $969,528 in the acquisition, maintenance and exploration of the Coffee Dome Project.

There is no significant physical plant or equipment at Coffee Dome.  The Coffee Dome property is without known reserves, and the Company’s exploration programs at Coffee Dome are exploratory in nature.

West Pogo (WPX)

The West Pogo property consists of 96 Alaska State mining claims, comprising approximately 1,944 hectares, owned 100% by the Company.  The property lies along the western boundary of the TeckCominco Pogo joint venture property with the Pogo mine road passing through the West Pogo land package (see Figure 16).  The bedrock geology consists of Paleozoic metamorphic rocks which have been intruded by younger, probably Cretaceous, granites.  Gold mineralization was first discovered in the area in 1998 with the property being acquired by AngloGold in 2001.  In 2003 a single hole was drilled by AngloGold which encountered wide zones of sericitic alteration and multiple zones of low-grade gold mineralization.  Recent exploration discoveries of high-grade gold mineralization announced by the Pogo joint venture have been made within 500 metres of the eastern boundary of the claims.  The Company is not a party to the TeckCominco Pogo joint venture and has no right to these discoveries.  The target at West Pogo is for a high-grade gold veins similar to those at the nearby Pogo Mine.

Figure 16:  Location of West Pogo Project
(known high-grade gold occurrences in the Pogo District are shown as red + symbols).

Due to other priorities, the West Pogo project was primarily in a holding phase during 2007 and 2008 while the Company sought a joint venture partner.  However, some limited sampling and prospecting on the property was carried out during the 2008 field season.  Previous exploration at West Pogo had focused on the area on the western side of the property where historical sampling had encountered weakly anomalous rocks and soils.  The 2008 program focused its effort on the eastern side of the property within a recently burned area which enhanced rock exposures.  A train of mineralized granite float was encountered 150 metres northeast of the 2003 AngloGold drill site with visible gold found in several pieces of float.  Additional mineralized rocks and anomalous soils were found over an area extending over 700 metres to the east of the visible gold discovery.  The mineralization consists of vuggy quartz veins and breccias in granite with strong sericitic and local tourmaline alteration.  The mineralization has modest arsenic values and low bismuth values (Table 19).

Table 9: 2008 West Pogo Rock Samples with >1 g/t Gold*

Sample ID	Lithology	Gold (g/t)	Silver (g/t)	As (ppm)	Sb (ppm)	Bi (ppm)	Te (ppm)
RK808448	vein	118.5	437.0	741	252	0.8	0.025
RK808440	granite	7.1	0.5	96	37	0.8	0.050
RK808452	granite	5.7	1.7	2910	108	0.6	0.090
RK808314	vein	2.1	1.6	438	48	0.2	0.050
RK803899	breccia-tectonic	1.9	8.5	128	233	1.7	0.025
RK808438	breccia-tectonic	1.2	0.6	213	49	0.3	0.025

*A total of 24 rock samples were taken from the new zone, ranging in grade from nil to 118.5 g/t gold and averaging 5.54 g/t gold.  Of these samples, 54% exceeded 0.5 g/t gold and 25% exceeded 1 g/t gold.

The controls on mineralization are not well understood at the moment, however, the distribution of mineralized rocks and soils suggest the high-grade gold mineralization is related to an east-northeast structural zone along the margin of a granitic intrusive.  This newly discovered high-grade mineralization is exciting in that it lies along a generalized east-west trend of district-scale gold occurrences that extend both east and west of the Pogo Mine.  Readers of this Annual Report are cautioned that the Company has no interest in or right to acquire any interest in the Pogo mine or any properties controlled by the TeckCominco Pogo joint venture, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

The Company intends to continue its search for a joint venture partner for the West Pogo Property.

To May 31, 2008, the Company has incurred an aggregate of $441,839 in the acquisition, maintenance and exploration of the West Pogo Project.

There is no significant physical plant or equipment at West Pogo.  The West Pogo property is without known reserves, and the Company’s exploration programs at West Pogo are exploratory in nature.

Nevada Mineral Properties

North Bullfrog/Mayflower, Nye County

The North Bullfrog Project (";NBP";) is a joint venture (the Company is presently earning its interest in the joint venture) with Redstar.  To date, the Company has completed approximately half of the work expenditures required to earn its initial 60% interest.

The NBP is located in north-western Nye County, Nevada in the northern Bullfrog Hills about 15 kilometres north of Beatty (see Figure 17).  NBP consists of 213 unpatented lode mining claims originally staked by Redstar, plus an additional 21 patented mining claims leased from third parties (Table 20).  Subsequent to entering into the option/joint venture agreement with Redstar, the Company leased an additional 11 patented mining claims (76 hectares) from the Greenspun Group (see Item 4.B ";Business Overview -; Nevada Property Acquisitions - Mayflower Property Acquisition";) and Redstar leased an additional 12 patented claims referred to as the ";Connection"; property (see Item 4.B ";Business Overview -; Nevada Property Acquisitions - Connection Property Acquisition";) (Figure 18).  Access around the property is by a series of reasonably good gravel roads that extend to most of the important exploration areas.

Table 20:  Summary of lease obligations entered into by Redstar that are part of the NBP.

Party	Area	Claims/Acres	2009 payment	2010+ payments	NSR	Anniversary date
Gregory	North Pioneer	1/8.19	$2,500	$3,000	2%	6/16/2006
Hall	Savage	3/45.67	$4,800	$7,200	2%	5/22/2006
Kolo Corp	Jolly Jane	2/41.32	$2,000	$3,000	3%	5/8/2006
Milliken	Pioneer	3/24.53	$3,500	$4,500	2%	5/8/2006
Pritchard	Pioneer	12/203.01	$20,000	$20,000	4%	5/16/2006
Total		21/322.72	$32,300	$37,700

At North Bullfrog, historical production in the early 20th century came from vein systems that remain open along strike and down dip.  More recent exploration has shown potential for large, bulk tonnage systems hosted in favourable units with additional potential for higher grade structurally controlled zones.

Gold was discovered in the district in 1904 resulting in an estimated production of about 112,000 ounces of gold and 869,000 ounces of silver through 1921.  There was only minor activity in the district after that initial production period until the Bullfrog gold deposit was discovered in 1986.  During the early 20th Century only limited mining occurred in the NBP area, principally at the Pioneer and Mayflower mines.  Modern exploration at NBP started in 1974 and continued until 1996 when several companies mapped, sampled, and drilled several areas of gold mineralization (Table 21).

Project
Area
Beatty
Gold Deposits
2 MI
Bullfrog Mine

Figure 17:  Regional location maps of the NBP; Nevada map shows productive gold deposits in black and location of enlarged area with false-color remote-sensing image backdrop.

Gold mineralization in the district is best characterized as low-sulfidation epithermal with the precious metal occurring as disseminations in favourable lithologies and in quartz-carbonate-adularia veins within fault zones.  Mineralization is commonly associated with silicification, and adularia alteration either in veins and fault fillings, or pervasive replacement of volcanic and volcaniclastic units.  Weakly anomalous gold may occur in the surrounding argillic alteration zones.  Two styles of mineralization are common in the district - typical epithermal veins in structural zones with minor gold mineralization in the surrounding host rock, and stratabound replacement deposits.

Figure 18:  Property map of the NBP showing the 7 key target/mineralized areas on the property and the Connection target (recently leased, not shown in colour)

(20-foot contour lines)

Table 21—Summary of companies that explored NBP

COMPANY	YEARS OF ACTIVITY	PRINCIPAL TARGET
Cordex	1974-1982	Connection, Pioneer
US Borax	1982	Mayflower
Gexa/Galli	1984-1991	Pioneer, Connection
CR Exploration	1984-1985	Mayflower
Western States	1987	West Mayflower
Sunshine/Bond Gold JV	1988-1994	Sierra Blanca, Yellowjacket
Pathfinder	1991, 1992	Pioneer
Barrick	1995-1996	Jolly Jane, Sierra Blanca, Mayflower

Through the Barrick program approximately 167 rotary and reverse-circulation drill holes were drilled on the property.  Declining precious metal prices in the late 20th Century resulted in reduced interest in the area.  In 2005 Redstar started land acquisition and exploration.

Since taking over the NBP management, the Company has mapped selected surface and underground areas, and conducted additional sampling, as well as completing six core holes totalling 1305 metres in 2007 and 35 reverse circulation holes totalling 8,422 metres in 2008.  All of the core holes were drilled at an angle to intersect the mineralized structures at nearly right angles.  Sample intervals in core varied with rock and alteration type, and represent nearly true thicknesses.  Most of the 2008 holes drilled at Airtrack Hill and all of the Mayflower holes were angled drilled to cross the mineralized zones at nearly right angles and produce near true thickness.

The Company’s 2008 drill program was completed in the late spring, 2008.  The drill program successfully defined major mineralization zones, and samples have been selected for initial metallurgical testing.  The latest intersections include 12.2 metres of 2.13g/t gold; 52 metres of 0.85 g/t gold, and 35 metres of 0.75 g/t gold (see Table 22).  The results highlight the bulk tonnage potential of the Mayflower deposit while confirming the potential for higher grade zones within the larger target (such as 9.1 metres of 7.18 g/t gold) (see Figure 19).

Table 22:  Significant Intercepts from Mayflower Deposit Drilling

Hole ID	From	To	Intercept (metres)	Gold (g/t)
NB-08-07	44.2	51.8	7.6	0.80
NB-08-09	96.0	103.6	7.6	0.81
	108.2	118.9	10.7	0.49
NB-08-10	65.5	117.4	51.8	2.02
Including	83.8	93.0	9.1	7.18
NB-08-11	111.3	125.0	13.7	0.79
	131.1	137.2	6.1	0.79
NB-08-12	70.1	77.7	7.6	0.88
	80.8	118.9	38.1	1.43
Including	88.4	103.6	15.2	2.87
NB-08-13	0.0	9.1	9.1	0.51
NB-08-14	157.0	169.2	12.2	1.06
	178.3	204.2	25.9	0.75
NB-08-15	77.7	105.2	27.4	0.80
NB-08-16	99.1	103.6	4.6	1.53
NB-08-17	74.7	99.1	24.4	0.63
Including	91.4	96.0	4.6	1.90
NB-08-30	146.3	155.5	9.1	0.49
NB-08-35	59.4	100.6	41.1	0.63
Including	88.4	99.1	10.7	1.15
NB-08-36	86.9	138.7	51.8	0.85
including	105.2	112.8	7.6	1.84
including	117.4	132.6	15.2	0.93
NB-08-38	61.0	68.6	7.6	1.55
	73.2	85.3	12.2	2.13
	114.3	128.0	13.7	0.60
NB-08-40	68.6	103.6	35.1	0.75

The results from the 2008 drilling program have shown that Mayflower mineralization is hosted in a steep 50-60 metre wide northwest trending structural zone, where broad zones of low-grade mineralization are associated with silicification and adularia alteration and high-grade mineralization is associated with quartz-calcite filled veinlets and fault breccias.  These broad, well-mineralized intercepts in both the historic and recent drilling are primarily developed within favourable volcaniclastic units along a well-developed structural zone forming the large bulk-tonnage target.  The high-grade mineralization is well exposed in the David Adit, where native gold was observed in silicified clasts coated with calcite.  Most of the high grade intersections to the west of the David Adit occur below tunnel level and were never developed in the past.

The mineralization is low-sulphide in character with deep pervasive oxidation.  The bulk-tonnage potential of the deposit is highlighted by the broad continuous zones of mineralization found in many holes and the fact that many of the holes drilled have greater than 20 metres of mineralization (see Table 23).

Table 23:  Summary of all mineralized drill holes in the Mayflower Deposit

Hole ID	Total Length (metres)	Length Mineralized (metres)*	Average Grade of Mineralized Section (g/t gold)	% of hole Mineralized
NB-08-10	182.88	54.86	1.95	30%
NB-08-12	213.36	57.90	1.13	27%
NB-08-36	213.36	64.02	0.79	30%
NB-08-38	300.23	33.53	1.37	11%
NB-08-40	208.79	54.86	0.63	26%
NB-08-14	365.76	41.15	0.82	11%
NB-08-35	184.40	56.39	0.56	31%
NB-08-11	207.3	42.68	0.60	21%
NB-08-15	346.25	36.59	0.69	11%
NB-08-26	304.80	41.15	0.56	14%
NB-08-17	304.80	44.19	0.51	14%
NB-08-18	213.40	16.77	1.01	8%
NB-08-41	300.23	41.16	0.37	14%
NB-08-16	147.80	21.33	0.59	14%
NB-08-09	182.88	18.29	0.62	10%
NB-08-07	153.92	22.85	0.49	15%
NB-08-30	304.80	21.35	0.40	7%
NB-08-08	182.88	16.77	0.37	9%
NB-08-13	304.80	10.66	0.55	3%
NB-08-39	147.83	10.66	0.39	7%

(* Intercepts included in these sums have greater than 0.25g/t gold with less than 3 metres of internal waste.)

Figure 19: Geological/drill hole plan map of the Mayflower deposit (historic Barrick drill hole traces in white).
Tdf=debris flow deposits; TrT2=Rhyolite tuff; Trri=Rhyolite intrusive; Qac=Quaternary alluvium.

In addition to the Mayflower deposit, the potential exists to develop other bulk mineable deposits in the surrounding area.  Broad zones of mineralization have been found at Air Track Hill (ATH), Sierra Blanca and the Pioneer Prospect (see Table 24).  The Jolly Jane, Connection and Yellow Jacket areas also have the potential to host mineralization (see Figure 20).

Figure 20: Additional Prospects in the NBP Area where additional mineralization may be located.

Table 24:  Summary of total mineralization from holes drilled by the Company outside of the Mayflower Deposit

Prospect	Hole ID	Total Depth (metres)	Mineralized Thickness (metres) *	Average Grade (gold g/t)	% of hole Mineralized
ATH	NB-08-21	198.10	41.15	0.80	21%
ATH	NB-08-26	304.80	41.15	0.56	14%
ATH	NB-08-29	198.12	54.85	0.41	28%
ATH	NB-08-27	198.12	38.09	0.37	19%
ATH	NB-08-19	213.36	19.81	0.45	9%
ATH	NB-08-23	137.16	10.67	0.50	8%
ATH	NB-08-25	198.10	10.66	0.50	5%
ATH	NB-08-22	198.12	7.62	0.49	4%
ATH	NB-08-20	198.12	3.04	0.71	2%
Sierra Blanca	NB-07-01	247.19	77.50	0.39	31%
Sierra Blanca	NB-07-02	354.18	18.60	0.68	5%
Pioneer	NB-07-04	91.74	22.15	0.97	24%

(* Intercepts included in these sums have greater than 0.25g/t gold with less than 3 metres of internal waste.)

There is no metallurgical data available for the NBP, except for limited bottle roll tests on six samples carried out by the Company’s consultants.  Each sample was leached for three days, with little gold extracted during the third day indicating that most of the easily extractable gold was removed.  In most samples the extraction curve flattens after 16 hours.  Gold extractions ranged from 65 to 90%.

Drill results up to the completion of the Spring, 2008 program have been used by Gary H. Giroux, M.A.Sc., P.Eng (BC) of Giroux Consultants Ltd., an independent consultant, to estimate a resource for the Mayflower deposit.  Full details of the resource calculation are contained in the technical report dated August 25, 2008 entitled ";Summary Report on the North Bullfrog Project and Resource at Mayflower, Bullfrog Mining District, Nye County, Nevada"; by Roger C. Steininger Ph.D. CPG#7417 and Gary H. Giroux, M.A.Sc., P.Eng. (BC).  Messrs Steininger and Giroux are independent consultants to the Company.  Readers of this Annual Report are encouraged to review the entire technical report, which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The estimated resource tonnage varies significantly according to the choice of cutoff grade.  A range of tonnes and grade have been estimated (see Tables 25 and 26).

Table 25:  Mayflower Indicated Resource

Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Ounces Gold	Ounces Silver
0.30	3,570,000	0.67	0.38	76,327	43,386
0.50	2,020,000	0.88	0.45	57,086	29,160
0.70	1,130,000	1.11	0.53	40,218	19,146

Table 26:  Mayflower inferred resource

Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Ounces Gold	Ounces Silver
0.30	2,180,000	0.56	0.28	38,969	19,695
0.50	950,000	0.78	0.36	23,793	10,904
0.70	470,000	0.98	0.42	14,748	6,392

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  U.S. Investors should read the ";Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates"; above concerning the difference between ";resources"; and ";reserves";.

The Company is currently conducting an integrated structural/mineralization analysis of the North Bullfrog District using the knowledge gained at Mayflower to better define follow-up drill targets in the other mineralized zones defined to date.  The Company is planning a follow-up exploration/drill program to address expansions of the Mayflower deposit as well as to define new deposits in this well mineralized area of Nevada.

The Company proposes a program consisting of sampling, mapping and reverse circulation and diamond drilling.  Drilling would consist of a combination of reverse circulation holes along strike to the southeast where the zone is covered by post-mineralization volcanics and to the northwest to explore for the possible off-set extension.  A total of 12 reverse circulation holes to the southeast and 6 to the northwest along the Mayflower Zone are proposed to test for extensions of that zone.  Six triple core holes into the areas where reverse circulation recoveries were marginal would be drilled to better determine the grade of the zone.  An additional six reverse circulation holes would be drilled along the northern extension of the Airtrack Hill zone where it appears to extend under gravel cover.  That zone appears to be stratabound and the northern extension could contain a zone of replacement-type precious metal mineralization.

The program would also provide for additional prospecting, sampling and mapping, and each area of anomalous gold, associated trace elements, and alteration would be visited and evaluated for the need for additional mapping and sampling.  This would be followed by creating cross sections through the drill areas and compiling all of the available drill hole information.  A CSAMT geophysical survey may also be carried out in the Savage Valley area to map alteration and lithologies below gravel cover.  Once this information is assembled additional drill targets should be identified.  The anticipated costs of this program are set forth in Table 27.

Table 27: Proposed budget for proposed exploration program at NBP

ITEM	ESTIMATED COST USD
Mayflower Drilling
Mob/Demob cost-two drills one core one RC	25,000
Geological Support cost+expenses	75,000
Diamond drilling-1,000 meters @ USD 150/meter, all-in	150,000
RC Drilling-3,600 meters @ USD 60/meter, all in	216,000
Analytical work and sample preparation	100,000
Data analysis and report preparation	15,000
Contingency	19,000
Mayflower area total	600,000
Airtrack Hill Drilling
Move RC drill from Mayflower	1,000
Geological Support cost+expenses	10,000
RC Drilling-1,200 meters @ USD 60/meter, all in	72,000
Analytical work and sample preparation	40,000
Data analysis and report preparation	60,000
Contingency	17,000
Airtrack Hill total	200,000
Geological Evaluation of NBP
Geologist-field work+expenses	50,000
Geochemical analyses	15,000
Geologist-data evaluation	25,000
CSAMT survey at Savage Valley	10,000
Geological evaluation total	100,000

GRAND TOTAL	900,000

The Company has not yet determined when to proceed with the proposed program, but it is likely that this would not be until early 2009.

To May 31, 2008, the Company has incurred an aggregate of $2,198,647 in the acquisition (including property payments), maintenance and exploration of the NBP.

There is no significant physical plant or equipment at North Bullfrog.  The North Bullfrog property is without known reserves, and the Company’s exploration programs at North Bullfrog are exploratory in nature.

Painted Hills

The Painted Hills Project is a joint venture (the Company is presently earning its interest in the joint venture) with Redstar.  The project consists of 50 unpatented U.S. federal mining claims originally staked by Redstar and an additional 246 unpatented U.S. federal mining claims staked by the Company covering the projected extent of the system inclusive of a nearby silicic dome complex which has similar alteration and geochemistry to the area staked by Redstar.

The Painted Hills project is accessed by turning south on Knott Creek Road (maintained gravel surface) off of paved U.S. Highway 140, 9.4 miles west of Denio Junction, Nevada.  The project is then entered via an unmaintained dirt road extending west from Knott Creek Road approximately 4.4 miles south of Highway 140.  This unmaintained dirt road ends at the project site approximately 2 miles from the Knott Creek road turnoff.

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

The Painted Hills gold system is exposed along a range-front fault, and portions of the system may by concealed by alluvium in the adjacent valley.  This range-front setting is a favourable geologic environment. A CSAMT geophysical survey carried out on behalf of the Company has indicated a broad zone of silicification at depth (now confirmed with drilling).  This survey has also indicated that the covered area to the east of the main target area has several concealed faults which represent new exploration targets.

The initial drill program, carried out by the Company in the summer of 2007, included 4 core holes, totalling 1,852 metres, targeted on an undrilled high level epithermal vein system.  The results indicate that the system has significant size potential.  The newly acquired ground to the south of the area drilled was found to contain a volcanic dome complex with favourable alteration.

Results of the Painted Hills drilling include a number of 3 to 9 metre intervals of gold in the 0.10-0.20 g/t range (the best being 9.5 metres @ 0.20 g/t gold) and associated anomalous trace element values in zones of high level or distal chalcedonic quartz.  The results validate the exploration model, which predicted increasing gold values at depth approaching a potential orebody.  For example, strongly elevated molybdenum, with arsenic, antimony and mercury, correlate with the anomalous gold.  New surface work has highlighted several areas interpreted to be closer to the center of the system which could host high-grade gold veins.

Although the results of the Company’s initial exploration program were encouraging, the Company’s decision to focus on its Livengood project means that it does not propose a further work program at Painted Hills at this time.  Accordingly, other than the maintenance costs of the unpatented mining claims and the payment due to Redstar, the Company does not currently propose any expenditures on the Painted Hills Property in 2009.  The Company has incurred sufficient expenditures to meet its expenditure requirements to maintain the option agreement with Redstar in good standing until 2010.

To May 31, 2008, the Company has incurred an aggregate of $924,249 in the acquisition (including property payments), maintenance and exploration of the NBP.

There is no significant physical plant or equipment at Painted Hills.  The Painted Hills property is without known reserves, and the Company’s exploration programs at Painted Hills are exploratory in nature.

Qualified Person and Quality Control/Quality Assurance

Alaskan Projects

The 2007/08 work programs at the Company’s Alaskan mineral properties were designed and supervised by Dr. Russell Myers, Vice President of Exploration of the Company and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at each project rigorously collect and log, tag and track each individual sample (including core, which is photographed prior to preparing the split core).  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  Samples are then sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Nevada Projects

The 2007/08 work programs at the North Bullfrog and Painted Hills properties were designed and are supervised by Dr. Russell Myers, Vice President of Exploration of the Company and Dr. Jacob Margolis, U.S. Exploration Manager for Redstar, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at each project rigorously collect and log, tag and track each individual sample (including core, which is photographed prior to preparing the split core).  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  Samples are then sealed and shipped to ALS Chemex in Reno for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Resource Estimations (Livengood, Terra, LMS and Mayflower)

Mr. Gary Giroux, M.A.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimates for the Livengood, Terra, LMS and Mayflower (North Bullfrog) properties.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company’s current property interests are held for the purposes of exploration for precious and base metals.

For the year ended May 31, 2008, the Company incurred losses of $2,420,090 as compared to a loss of $8,666,021 for the year ended May 31, 2007.  The decreased loss is partially due to the write-off in 2007 of $1,473,499 representing the Company’s investment in the Siwash Silver, Caribou and Blackshell properties which had no comparable item in fiscal 2008.

General and administrative (operating) expenses for the year totalled $3,229,342 compared to $7,450,306 in 2007.  The major expense categories which decreased consisted of wages of $1,087,172 (2007 - $2,253,540), consulting costs of $293,270 (2007 - $3,465,383) and administration expenses of $46,425 (2007 - $103,746), all as a result of lower stock-based compensation charges (see below).  The commencement of more extensive exploration activities in Alaska and Nevada, together with property acquisitions, have resulted in increased costs in all of the above areas over the prior year.  During the comparable 2007 period, the Company had only recently completed the acquisition of its Alaskan properties and had not fully developed its programs.  Investor relations and travel increased over the prior year as the Company grew its efforts to communicate with an expanding shareholder base.  Included in these and certain other expenses categories was $381,975 (2007 - $5,737,178) of stock-based compensation charges as indicated below:

May 31, 2008	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 238,367	$ 54,903	$ 293,270
Investor relations	565,384	217,266	$ 782,650
Salaries and wages	$ 977,366	109,806	$ 1,087,172
		$ 381,975

May 31, 2007	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 94,839	$ 3,370,544	$ 3,465,383
Administration	40,750	62,996	103,746
Investor relations	203,065	531,528	734,593
Salaries and wages	$ 481,430	1,772,110	$ 2,253,540
		$ 5,737,178

Interest income of $603,094 (2007 - $248,591) reflects a full year of higher average cash balances resulting from the May, 2007 private placements.  The Company also realized a gain on the sale of its interest in the South Estelle property of $89,246, with no comparable 2007 transaction.

See the Company’s annual reports on Form 20-F/A for the years ended May 31, 2007 and May 31, 2006, respectively, for a discussion of the results of operations for the fiscal years ended May 31, 2007 compared to 2006 and May 31, 2006 compared to 2005, respectively, filed with the Securities and Exchange Commission on December 3, 2007 and December 29, 2006, respectively.

5.A

Operating Results

During the year ended May 31, 2008, mineral property costs before write-down increased by $3,683,091 to $9,804,678, as compared to exploration and development costs of $6,121,587 for the year ended May 31, 2007.  Interest income increased by $354,503 to $603,094, compared with $248,591 in the fiscal year ended May 31, 2007, as a consequence of the Company having completed significant equity financings in May, 2007.

During the year ended May 31, 2007, mineral property costs before write-down increased by $6,121,013 to $6,121,587, as compared to exploration and development costs of $574 for the year ended May 31, 2006.  Interest income increased by $248,243 to $248,591, compared with $348 in the fiscal year ended May 31, 2007 as a consequence of the Company having completed significant equity financings in August, 2006.

During the year ended May 31, 2006, mineral property costs decreased by $78,270 to $574, as compared to exploration and developments costs of $78,844 for the year ended May 31, 2005.

The material difference between Canadian GAAP and United States GAAP that are applicable to the Company’s financial results is as follows: (a) under U.S. GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

In the fiscal year ended May 31, 2008, the Company did not write off any of its properties, but sold its interest in the South Estelle property and recognized a gain of $89,246 on the disposition.

In the fiscal year ended May 31, 2007, the Company wrote down its Siwash property to a nominal value, incurring an expense of $1,030,315, as a result of entering into an agreement for its disposal to Ravencrest Resources Inc. and wrote of an additional $126,950 upon the termination of its interest in the Caribou Property and $316,233 on the termination of its interest in the Blackshell Property.

5.B

Liquidity and Capital Resources

At May 31, 2008, the Company reported cash and cash equivalents of $10,859,942, compared with $21,908,273 for the year ended May 31, 2007 for a decrease of $11,048,331.  This decrease was primarily due to the significant expenditures on the Company’s mineral properties during the fiscal year without having completed any financings in the fiscal year (in contrast to the prior year, when four equity financings were completed).  At May 31, 2007, the Company reported cash and cash equivalents of $21,908,273, compared with $6,695 for the year ended May 31, 2006, for an increase of $21,901,578, primarily due to the four significant equity financings completed during the fiscal year.  At May 31, 2006, the Company reported cash and cash equivalents of $6,695, compared to $7,711 for the year ended May 31, 2005, for a nominal decrease of $1,016.  The Company has historically satisfied its cash requirements by issuing equity securities.

On October 21, 2005, the Company issued 1,000,000 units at $0.20 per unit, for total cash proceeds of $200,000.  Each unit consisted of one Common Share and one non-transferable share purchase warrant.  Each warrant was exercisable to acquire one Common Share at a price of $0.26 until October 21, 2007.  All of the warrants were subsequently exercised.

On August 4, 2006, the Company completed a brokered private placement consisting of 5,599,605 units at a price of $1.25 per unit for total proceeds of $6,999,506.  Each unit consisted of one Common Share and one-half of a transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional Common Share at a price of $1.50 until August 4, 2008.  179,091 of these warrants were exercised and the balance expired, unexercised.

On August 4, 2006, the Company completed a non brokered private placement consisting of 7,999,718 units at a price of $0.56 per unit for total proceeds of $4,479,842.  Each unit consisted of one Common Share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase one additional Common Share at a price of $1.00 until August 4, 2008.  3,570,790 of these warrants were exercised and the balance expired, unexercised.

On May 9, 2007, the Company completed a brokered private placement of 6,104,500 units at a price of $2.40 per unit for total gross proceeds of $14,650,800.  Each unit consisted of one Common Share and one transferable common share purchase warrant.  Each warrant entitles the holder to acquire one additional Common Share until May 9, 2009 at an exercise price of $3.00.

On May 9, 2007, the Company completed a non-brokered private placement of 1,200,000 units at a price of $2.40 per unit to raise gross proceeds of $2,880,000.  Each unit consisted of one Common Share and one transferable common share purchase warrant.  Each warrant entitles the holder to acquire one additional Common Share until May 9, 2009 at an exercise price of $3.00.

During the year ended May 31, 2008, the Company issued an aggregate of 1,699,663 Common Shares upon the exercise of outstanding warrants and options for cash proceeds of $1,209,275.  Subsequent to the year-end, the Company issued 3,570,790 Common Shares upon the exercise of warrants at $1.00 per share and 179,091 Common Shares upon the exercise of warrants at $1.50 per share for the total proceeds of $3,839,427.  In addition, the Company issued 135,815 Common Shares pursuant to the exercise of agent’s options at $1.30 per share for the proceeds of $176,560.

On April 4, 2008, the Company sold its interest in its South Estelle, Alaska property to Millrock Resources Inc. for 650,000 common shares of Millrock, which it continues to hold.  These shares were subject to a hold period which expired on August 15, 2008.  The Company will consider disposing of these securities in order to raise cash for its operating purposes, however, lack of liquidity in the market for such securities may limit the extent to which this can be accomplished at a reasonable price.

As of August 31, 2008, the Company had a working capital of approximately $9.86 million (unaudited).  The Company anticipates that its exploration programs on all properties for the balance of the fiscal year ended May 31, 2009, together with its general and administrative expenses, will cost approximately $10.0 million.  The Company believes that it has sufficient funds to cover the Company’s presently anticipated exploration programs and general and administrative costs for the balance of the fiscal year ending May 31, 2009.  However, if the Company undertakes any additional exploration activities on its properties or acquires additional properties in the future, it will likely have to seek additional financing, most likely through the issuance of equity securities.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and, there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Recently, the poor conditions in the U.S. housing market and the credit quality of mortgage backed securities have continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

As the Company expects its reliance on equity financings to continue into the future, these current market conditions could make it difficult or impossible for it to raise necessary funds to meet its capital requirements.  If the Company is unable to obtain financing through equity investments, it will seek multiple solutions including, but not limited to, credit facilities, debenture issuances, or the sale of properties.  However, there can be no assurance that any such financing or sales will be available on acceptable terms or at all.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are held on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills, with a small portion invested in Banker’s Acceptances issued by major Canadian chartered banks.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out the directors and senior management of the Company and all positions and offices held with the Company as at December 1, 2008:

Name	Position	Age	Date of First Election or Appointment
Hendrik Van Alphen	Chairman of the Board and Director	56	September 22, 2006
Anton J. Drescher(3)	Director	51	August 1991
Rowland Perkins(1)(2)(4)	Director	54	June 1999
Benjamin Wayne Guenther(2)(3)(4)	Director	56	September 22, 2006
Michael L. Bartlett(1)	Director	67	May 23, 2007
Ronald Sheardown(1)(2)	Director	74	May 23, 2007
Jeffrey A. Pontius	President and Chief Executive Officer	54	September 22, 2006
Michael W. Kinley	Chief Financial Officer	58	September 22, 2006
Lawrence W. Talbot	Vice-President and General Counsel	53	September 22, 2006
Russell B. Myers	Vice-President, Exploration	50	September 22, 2006
Quentin Mai	Vice-President, Corporate Communications	42	September 22, 2006
Marla K. Ritchie	Corporate Secretary	46	September 22, 2006

(1)

Member of Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Sustainable Development Committee

(4)

Member of the Nominating and Corporate Governance Committee

Hendrik Van Alphen (Chairman and Director) - Mr. Van Alphen has been in the mining business for 24 years.  He started, initially, as a successful exploration/drilling contractor, and then became the President of Pacific Rim Mining Corp., where he laid the foundation for Pacific Rim to become a successful South American based resource company.  He served as Vice-President of Corriente Resources Inc. from 1994 to 1999, following which he became the President of Cardero Resource Corp., reactivating it and spearheading its entrance into South America, particularly Argentina and Peru.  Mr. Van Alphen is presently a director and officer of a number of precious metal and resource companies (including Cardero Resource Corp. and Wealth Minerals Ltd.).

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

Michael Bartlett (Director) -; Mr. Bartlett is the President of Leisure Capital & Management Inc., a private company which specializes in pre-development start-ups and innovative strategic, conceptual, economic and financial solutions.  He is also a director of Wealth Minerals Ltd., a public natural resource company listed on the TSX Venture Exchange.

Ronald Sheardown (Director) -; Mr. Sheardown is the president of Greatland Exploration, Ltd. and has been involved in Alaskan and Canadian exploration for over 50 years, with discoveries such as the co-discovery (with Murray Watts) of the Mary River Iron Ore Deposit of Baffinland Iron Mines Limited to his credit.  In addition, Ron was part of the team that discovered the Asbestos Hill and Raglan deposits in Quebec and the Black Angel mine in Greenland.  More recently, Mr. Sheardown has served as a technical advisor to Rudnik Matrosova (a division of Norilsk Nickel) on the development of the Natalka deposit in eastern Russia.  Mr. Sheardown has also held a number of important positions within the State of Alaska and various mining related organizations.

Jeffrey Pontius (President and Chief Executive Officer) - Mr. Pontius has over 29 years of geological experience and possesses a distinguished track record of successful discovery that includes three precious metal deposits.  Significantly, during 1989-1996, as Exploration Manager of Pikes Peak Mining Company (a subsidiary of NERCO Mineral Co. and Independence Mining Company), he managed the large district scale exploration program resulting in the discovery of the Cresson Deposit at Cripple Creek, Colorado, containing over 5 million ounces of gold.  While working as Exploration Manager, Mr. Pontius developed an integrated exploration program which focused on both surface bulk mine able and underground high grade target types.  He spent the past seven years at AngloGold Ashanti (USA) Exploration Inc., starting as Senior US Exploration Manager, and became North American Exploration Manager and also a Director of Anglo American (USA) Exploration Inc.  He was also a member of the regional business development team and provided technical and strategic support for the company's acquisition program.  During the past four years as US and North American Exploration Manager, Mr. Pontius led the exploration team that spent US$10 million developing an extensive database and acquiring all of the Alaskan projects the Company recently acquired from AngloGold.   He left AngloGold Ashanti to become the President and Chief Executive Officer of the Company and continue the exploration programs he started at AngloGold.  Mr. Pontius holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).  He is also a director of Dorato Resources Inc.

Michael W. Kinley (Chief Financial Officer) -; Mr. Kinley possesses extensive public company experience and, the financial qualifications to play an important role as the Company continues to rapidly expand.  He received his Chartered Accountant designation in 1973 in Ontario while with KPMG, where he became a partner in 1981.  Since 1993, Mr. Kinley has been the president of Winslow Associates Management & Communications Inc., a private consulting firm which provides accounting and regulatory support services to junior public companies.  He is a director and the Chief Financial Officer of Indico Resources Ltd. and is the Chief Financial Officer of Cardero Resource Corp. and Wealth Minerals Ltd.  He is an officer and/or director of a number of other public companies, including GFK Resources Inc., Dorato Resources Inc., WorldStar Energy Corp., Trevali Resources Corp. and Can-Asia Minerals Inc.

Lawrence W. Talbot (Vice President and General Counsel)-; Mr. Talbot  is a mining lawyer with over 20 years experience in representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields.  He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including mineral property acquisitions, divestitures and joint ventures, corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations.  He is a director and officer of a number of public natural resource companies including Remstar Resources Ltd., Cardero Resource Corp., Gold Port Resources Ltd., Samba Gold Inc. and Wealth Minerals Ltd.  Prior to July 1, 2006, he was a partner in one of Canada's largest law firms, and now acts as general counsel to a select group of public companies, including the Company.

Russell Myers (Vice-President, Exploration) - Dr. Myers has over 26 years experience utilizing key geological and project assessment tools that involve mapping and the compilation and integration of geological, geochemical, and geophysical data required for the generation of exploration models. Throughout his distinguished career as a 'hands-on' exploration geologist, Dr. Myers special interests have been ore genesis and regional tectonic evolution.  Dr. Myers spent the past six years at AngloGold holding several key senior geological positions.  His principal responsibilities since May 2004 were regional target generation for gold deposits in Alaska together with the design and implementation of exploration programs.  While with AngloGold, Dr. Myers was part of an integrated team of geologists that evaluated the potential for deep targets at the Cripple Creek Gold mine.  He also conducted regional targeting and ground follow up for AngloGold's Columbian exploration initiative which has defined a series of new deposits.  Dr. Myers holds a PhD in Geology, University of the Witwatersrand, Johannesburg, South Africa, 1991.  Dr. Myers was Summa cum Laude, BSc Geology and Geophysics, Missouri School of Mines, Missouri, 1981.

Quentin Mai (Vice-President, Corporate Communications) - Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  Quentin brings over 16 years of professional commerce experience, including 5 years based in Asia, to the Company, and is an important member of the team that is coordinating the Company’s growing investor and market communications programs.  These programs are dedicated to raising the Company’s profile in the investment community around the globe.

Marla K. Ritchie (Corporate Secretary) -; Ms. Ritchie brings over 21 years experience in public markets working as an Administrator and Corporate Secretary for companies specializing in resource based exploration.  Since 2001, she has worked as Corporate Secretary for Cardero Resource Corp.  Between 1992 and 2003, she worked for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited.

There are no family relationships among any of the Company’s directors or senior management.

The following table identifies, as of December 1, 2008, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director (other than the Company):

Name of Director	Name of Company	Description of Business	Position
Hendrik van Alphen	Cardero Resource Corp. Wealth Minerals Ltd.	Natural resource Natural resource	CEO, Pres. & Director CEO, Pres. & Director
Anton J. Drescher	USA Video Interactive Corp. Dorato Resources Inc. Waymar Resources Ltd. Ravencrest Resources Inc. Trevali Resources Corp.	Video-on-Demand Natural resource Natural resource Natural resource Natural resource	CFO, Sec. & Director CEO, Pres. & Director CEO, Pres. & Director Secretary CEO, Pres. & Director.
Rowland Perkins	USA Video Interactive Corp. Dorato Resources Inc. Waymar Resources Ltd.	Video-on-Demand Natural resource Natural resource	Director Director Director
Benjamin W. Guenther	AngloGold Ashanti Limited	Natural resource	Executive officer
Ronald Sheardown	None
Michael Bartlett	Leisure Capital Management Inc. Wealth Minerals Ltd.	Private investment Natural resource	President & Owner Director
Jeff Pontius	Skygold Ventures Ltd. Wealth Mineral Ltd. Dorato Resources Inc.	Natural resource Natural resource Natural resource	Director Director Director
Michael Kinley	Indico Resources Ltd. Cardero Resource Corp. Wealth Minerals Ltd. GFK Resources Inc. WorldStar Energy Corp. Can-Asia Minerals Inc. Dorato Resources Inc. Trevali Resource Corp.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	CFO & Director CFO CFO Pres., CFO & Dir. CEO & Director CEO & Director CFO CFO
Lawrence Talbot	Remstar Resources Ltd. Cardero Resource Corp. Gold Port Resources Ltd. Samba Gold Inc. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource	Director. Dir., V-P & Gen. Cnsl Secretary Secretary Sec., V-P & Gen. Cnsl.
Russell Myers	None
Quentin Mai	Cardero Resource Corp.	Natural resource	Manager -; IR & Corp. Communications
Marla Ritchie	Cardero Resource Corp. Wealth Minerals Ltd. Dorato Resources Inc. Trevali Resource Corp.	Natural resource Natural resource Natural resource Natural resource	Secretary Secretary Secretary Secretary

6.B

Executive Compensation

For the fiscal year ending May 31, 2008, the Company paid an aggregate of $498,681 in cash compensation to the directors and senior management as a group.

For the fiscal year ending May 31, 2007, the Company paid an aggregate of $419,986 in cash compensation to the directors and senior management as a group.

For the fiscal year ending May 31, 2006, the Company paid an aggregate of $71,856 in cash compensation to the directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to some, but not all, of its senior management.  In the case of the Company, disclosure is required for the current Chief Executive Officer and Chief Financial Officer, as well as for each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000.  In the case of the Company, there is only one person in addition to the CEO and CFO, being Russell Myers, the Vice-President, Exploration, for which disclosure is required (collectively, the CEO, CFO and Vice-President, Exploration, are referred to as the ";Named Executive Officers"; or ";NEO’s";).  The following table sets out compensation information for the fiscal years ended May 31, 2008, May 31, 2007 and May 31, 2006 to the Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year(1)	Salary(5) (CAD)	Bonus (CAD)	Other Annual Compen- sation (CAD)	Securities Under Options/ SARs Granted (#)(2)	Restricted Shares or Restricted Share Units (CAD)	LTIP Payouts (CAD)	All Other Compen- sation (CAD)
Jeffrey Pontius CEO	2008 2007 2006	197,235 180,002 N/A	200,000 Nil N/A	6,553(2) 4,050(2) N/A	20,000 570,000/0 N/A	Nil Nil N/A	Nil Nil N/A	Nil 22,265(3) N/A
Michael W. Kinley CFO	2008 2007 2006	N/A N/A N/A	Nil Nil N/A	Nil Nil N/A	Nil 180,000/0 N/A	Nil Nil N/A	Nil Nil N/A	60,000(4) 40,000(4) N/A
Russell Myers Vice-President, Exploration	2008 2007 2006	112,115 98,528 N/A	45,000 Nil N/A	5,489 (2) 4,619 (2) N/A	20,000 180,000/0 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

(1)

Fiscal years ended May 31.

(2)

Represents amounts paid by Talon Gold (US) LLC (";Talon US";), an indirect wholly owned US subsidiary of the Company, to a defined benefit contribution plan on behalf of each of Messrs. Pontius and Myers in accordance with their employment agreements.

(3)

Represents consulting fees paid to Mr. Pontius by the Company for consulting services rendered prior to the commencement of his employment by Talon on August 8, 2006.

(4)

These amounts were paid for consulting services provided by Winslow Associates Management and Communications Inc., a private company wholly owned by Mr. Kinley.

(5)

Salary and other annual compensation paid in USD and converted to CAD at the weighted average of the quarterly USD to CAD exchange rates (the Company uses the noon CAD-USD exchange rates supplied by the Bank of Canada for the business day nearest to the applicable day for which the exchange rate is required) for the financial year ended May 31, 2008.

The Company does not have any long term incentive plan awards defined as ";any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units.";

During the fiscal year ended May 31, 2008, the following incentive stock options were granted to the Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price (CAD/Security)	Market Value of Securities Underlying Options on the Date of Grant (CAD/Security) (2)	Expiration Date
Jeffrey Pontius	20,000	10.52%	1.52	1.52	January 16/10
Michael W. Kinley	Nil	N/A	N/A	N/A	N/A
Russell Myers	20,000	10.52%	1.52	1.52	January 16/10

(1)

Percentage of all of the Company’s options granted during the last fiscal year.

(2)

Value calculated using the closing price of Common Shares on the TSXV on the date of grant.

The following table sets forth details of all exercises of stock options during the last financial year by the NEOs and the financial year-end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Jeffrey Pontius	Nil	Nil	590,000/Nil	$3,400/Nil
Michael W. Kinley	Nil	Nil	180,000/Nil	Nil/Nil
Russell Myers	Nil	Nil	200,000/Nil	$3,400/Nil

(1)

Value using the closing price of Common Shares on the TSXV on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of Common Shares on the TSXV on May 30, 2008, being the last trading day of the Company’s shares for the fiscal year, of $1.69 per share, less the exercise price per share.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended May 31, 2008.

Except as noted below, none of the Company’s current directors who are not also executive officers have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

Effective February 1, 2008, the Compensation Committee recommended, and the Board approved, the payment of annual retainer and meeting fees to the independent directors of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability.  Independent directors receive a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or Board committee meeting attended in person or by conference telephone.  There is no additional compensation paid with respect to committee membership.  In addition, the Company reimburses directors for their out-of-pocket costs incurred in attending board meetings.  During the fiscal year ended May 31, 2008, each of Messrs. Drescher, Sheardown, Perkins and Bartlett received aggregate director’s fees of $8,000.  Messrs. Van Alphen and Guenther do not receive director’s fees.

Directors who are not also executive officers are also eligible to receive incentive stock options.  The following table sets out the incentive stock options granted during the financial year ended May 31, 2008 to the directors of the Company who were not executive officers:

Name	Securities Under Option	Exercise Price (CAD)	Market Value of Securities Underlying Options on Date of Grant(1) (CAD)	Expiration Date
Michael Bartlett	10,000	1.52	1.52	January 16, 2010
Rowland Perkins	10,000	1.52	1.52	January 16, 2010
Hendrik Van Alphen	20,000	1.52	1.52	January 16, 2010
Benjamin Guenther	Nil	N/A	N/A	N/A
Ronald Sheardown	10,000	1.52	1.52	January 16, 2010
Anton Drescher	10,000	1.52	1.52	January 16, 2010

(1)

Value calculated using the closing price of Common Shares on the TSXV on the date of grant.

The following table sets forth details of all exercises of stock options during the last financial year ended May 31, 2008, by directors who are not also executive officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (6)	Nil	Nil	995,000/Nil	10,200/Nil

(1)

Calculated using the closing price of the Common Shares on the TSXV on the date of exercise less the exercise price multiplied by the number of shares acquired.

(2)

Value using the closing price of Common Shares on the TSXV on May 30, 2008, being the last trading day for the Common Shares for the fiscal year, of $1.69 per share, less the exercise price per share.

6.C

Board Practices

The Board is elected at each annual general meeting of the shareholders.  Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA.  See Section 6.A -; Directors and Senior Management - for dates directors were first elected to the Board.

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

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

Each member of the Audit Committee is independent and satisfies the requirements set forth in Section 803A of the NYSE-A. Company Guide and Rule 10A-3 of the Exchange Act.  Michael Bartlett is the chairman of the Audit Committee.  Michael Bartlett has been designated by the Board as the Audit Committee financial expert.  See Item 16A. Audit Committee Financial Expert.

Subsequent to the 2006 annual meeting of shareholders held on September 22, 2006, the Board adopted a replacement Audit Committee Charter, a copy of which is attached as Exhibit 15.3 to this Annual Report.

Following the 2006 annual general meeting held on September 22, 2006, the Board formed the following Board committees:

Compensation Committee

Rowland Perkins

Benjamin Wayne Guenther

Ronald Sheardown

Rowland Perkins serves as Chairman of the Compensation Committee.  Each of the members of the Compensation Committee is independent as determined in Section 803A of the NYSE-A. Company Guide and Rule 10A-3 of the Exchange Act.

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation.  A copy of the Compensation Committee Charter is attached to this Annual Report as Exhibit 15.4.

Sustainable Development Committee

Benjamin Wayne Guenther

Anton J. Drescher

Anton J. Drescher serves as Chairman of the Sustainable Development Committee.  The overall purpose of the Sustainable Development Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out, and that its facilities are operated and maintained, in a safe and environmentally sound manner and reflect the ideals and principles of sustainable development.  The primary function of the committee is to monitor, review and provide oversight with respect to the Company’s policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters.  The committee will also advise the Board and make recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues.  A copy of the Sustainable Development Committee Charter is attached to this Annual Report as Exhibit 15.5.

Corporate Governance & Nominating Committee

Benjamin Wayne Guenther

Rowland Perkins

Rowland Perkins serves as Chairman of the Corporate Governance and Nominating Committee.  Each of the members of the Corporate Governance and Nominating Committee is independent as determined in Section 803A of the NYSE-A. Company Guide and Rule 10A-3 of the Exchange Act.

The role of the Corporate Governance & Nominating Committee is to (1) develop and monitor the effectiveness of the Company’s system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; and (6) assist the Board in setting the objectives of the Chief Executive Officer and evaluating the performance of the CEO.  A copy of the Corporate Governance & Nominating Committee Charter is attached to this Annual Report as Exhibit 15.6.

New Policies

Effective September 22, 2006, the Company adopted a Code of Business Conduct and Ethics and a Share Trading Policy.  A copy of each of these policies is attached to this Annual Report as Exhibits 11.1 and 15.7, respectively.

6.D

Employees

As at December 1, 2008, the Company had one part-time employee, and Talon LLC had four employees, through which all of the Company’s exploration activities are conducted.  These employees are as follows:

The Company

•

Lawrence W. Talbot -; Vice-President & General Counsel:  Mr. Talbot is the Vice-President and is responsible for the management of legal affairs regarding the Company.  Mr. Talbot’s employment is part time.

Talon LLC

•

Jeffrey A. Pontius - President:  Mr. Pontius manages and guides corporate function and growth strategy.  Mr. Pontius is also the President and Chief Executive Officer of the Company.  Mr. Pontius’ employment is full-time.

•

Russell Myers -; Vice President of Exploration:  Mr. Myers oversees all of the Company’s exploration activities.  Mr. Myers is also the Vice-President, Exploration of the Company.  Mr. Myers’ employment is full-time.

•

Heather Kelly -; Denver Office Manager:  Ms. Kelly manages the Denver office and coordinates the flow of information to and from the exploration projects.  Ms. Kelly’s employment is full time.

•

Chris Puchner - Geologist:  Mr. Puchner is the Chief Geologist, and is responsible for the supervision and implementation of the Company’s exploration projects in Alaska.  Mr. Puchner’s employment is full-time.

As at May 31, 2007, the Company did not have any employees, and Talon LLC had four employees, through which all of the Company’s exploration activities are conducted.  These four employees were those named above.

There were no employees with the Company or any subsidiary as at May 31, 2006.

Neither the Company nor any of its subsidiaries has any unionized employees.

6.E

Share Ownership

The following table sets out the number of shares held by the Company’s directors and the members of its administrative, supervisory or management bodies as of December 1, 2008 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares(2)
Henk Van Alphen	1,152,500(3)	2.57%
Anton J. Drescher	739,218(4)	1.65%
Rowland Perkins	137,000(5)	0.30%
Benjamin W. Guenther	Nil	n/a
Michael Bartlett	110,000(6)	0.24%
Ronald Sheardown	110,000(7)	0.24%
Jeff Pontius	1,182,332(8)	2.63%
Michael Kinley	400,500(9)	0.90%
Lawrence Talbot	446,900(10)	1.00%
Russell Myers	325,767(11)	0.73%
Quentin Mai	697,600(12)	1.56%
Marla Ritchie	304,400(13)	0.68%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (12 persons)	5,606,217(14)	11.97%

(1)

Includes shares which may be issued on the exercise of incentive stock options held by each of such persons.

(2)

Percentage based on the exercise by such individual of incentive stock options held by such individual, but assuming no other exercises of incentive stock options or other convertible securities held by any other persons.

(3)

Includes 380,000 incentive stock options held by Mr. Van Alphen, of which 370,000 are exercisable at $1.75 until July 16, 2010 and 10,000 are exercisable at $1.52 until January 16, 2010.

(4)

Includes 250,000 incentive stock options held by Mr. Drescher, of which 240,000 are exercisable at $1.75 until July 16, 2010 and 10,000 are exercisable at $1.52 until January 10, 2010.

(5)

Includes 135,000 incentive stock options held by Mr. Perkins, of which 125,000 are exercisable at $1.75 until July 16, 2010 and 10,000 are exercisable at $1.52 until January 10, 2010.

(6)

Includes 110,000 incentive stock options held by Mr. Bartlett, of which 100,000 are exercisable at $1.75 until July 16, 2010 and 10,000 are exercisable at $1.52 until January 10, 2010.

(7)

Includes 110,000 incentive stock options held by Mr. Sheardown, of which 100,000 are exercisable at $1.75 until July 16, 2010 and 10,000 are exercisable at $1.52 until January 10, 2010.

(8)

Includes 590,000 incentive stock options held by Mr. Pontius, of which 570,000 are exercisable at $1.75 until July 16, 2010 and 20,000 are exercisable at $1.52 until January 10, 2010.

(9)

Includes 180,000 incentive stock options held by Mr. Kinley which are exercisable at $1.75 until July 16, 2010.

(10)

Includes 180,000 incentive stock options held by Mr. Talbot which are exercisable at $1.75 until July 16, 2010.

(11)

Includes 200,000 incentive stock options held by Mr. Myers, of which 180,000 are exercisable at $1.75 until July 16, 2010 and 20,000 are exercisable at $1.52 until January 10, 2010.

(12)

Includes 190,000 incentive stock options held by Mr. Mai, of which 180,000 are exercisable at $1.75 until July 16, 2010 and 10,000 are exercisable at $1.52 until January 10, 2010.

(13)

Includes 180,000 incentive stock options held by Ms. Ritchie which are exercisable at $1.75 until July 16, 2010.

(14)

Includes 2,505,000 incentive stock options held by directors and senior management, of which 2,405,000 are exercisable at $1.75 until July 16, 2010 and 100,000 are exercisable at $1.52 until January 10, 2010.

Incentive Stock Option Plan

On August 22, 2006, the Board adopted a new incentive stock option plan (the ";2006 Plan";) to replace the existing 2005 Incentive Stock Option Plan, subject to the approval of the shareholders at the 2006 annual general meeting and the acceptance for filing thereof by the TSXV.  At the annual general meeting held on September 22, 2006, the shareholders approved the 2006 Plan, and it was accepted for filing by the TSXV on November 23, 2006.  The shareholders subsequently reapproved the 2006 Plan at the annual general meeting held on October 21, 2008.

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

(a)

insiders during any 12 month period may not exceed 10% of the Company’s issued Common Shares;

(b)

any one individual during any 12 month period may not exceed 5% of the Company’s issued Common Shares;

(c)

any one consultant during any 12 month period may not exceed 2% of the Company’s issued Common Shares; and

(d)

all persons employed to provide investor relations activities (as a group) may not exceed 2% of the Company’s issued Common Shares during any 12 month period; in each case calculated as at the date of grant of the option, including all other Common Shares under option to such person at that time.

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

As of December 1, 2008 there were 3,965,000 incentive stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the 2006 Plan.  Based on the outstanding Common Shares, as at December 1, 2008, options with respect to an additional 465,458 Common Shares are available for grant under the 2006 Plan.  A copy of the 2006 Plan is attached to this Annual Report as Exhibit 4.21.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

As at December 1, 2008, the aggregate number of Common Shares beneficially owned, directly or indirectly, by the Company’s directors and senior officers as a group (12 people) is 5,606,217 Common Shares, representing 11.97% of the total issued and outstanding Common Shares (assuming exercise of all of the options held by such directors and senior officers).  ";Beneficial ownership"; means sole or shared power to vote or direct the voting of the Common Shares, or the sole or shared power to dispose, or direct a disposition, of the Common Shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of the Common Shares, both issued and unissued, are shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by the Company’s major shareholders.

As at December 1, 2008, to the knowledge of management, the following are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Title of Class of Security	Name of Stockholder	Number of Shares Owned	Percentage of Outstanding Common Shares
Common Shares	AngloGold Ashanti (U.S.A.) Exploration Inc.	6,447.295(1)	14.55%
Common Shares	Cardero Resource Corp.	4,844,600(2)	10.93%
Common Shares	Stabilitas Gold+Resourcen	2,200,000(3)	4.96%
Common Shares	Tocqueville Asset Management	7,127,750(4)	16.08%
Common Shares	Sprott Asset Management	1,667,000(5)	3.76%

(1)

As at November 21, 2007, AngloGold held 5,997,297 Common Shares, representing 15.12%.  In accordance with the purchase agreement of June 30, 2006 (as amended), AngloGold has the right, exercisable on or before December 31, 2008, to require the Company to issue to it, on a private placement basis, such number of Common Shares as would result in AngloGold holding, after the completion of such placement, Common Shares equivalent to 19.99% of the then outstanding Common Shares.

(2)

As at November 21, 2007, Cardero held 3,000,000 Common Shares (7.56%) plus common share purchase warrants to purchase up to 2,000,000 Common Shares at a price of $1.00 until to August 4, 2008.  Assuming the exercise of these warrants on that date, Cardero would then have held 5,000,000 Common Shares, or 12.6% of the then outstanding Common Shares.

(3)

Stabilitas Gold also holds common share purchase warrants to purchase up to 700,000 Common Shares at a price of $3.00 until May 9, 2009, and assuming the exercise of these warrants, Stabilitas would then hold 2,900,000 Common Shares, or 6.44% of the then outstanding Common Shares.  As at November 21, 2007, Stabilitas held 3,200,000 Common Shares (8.06%), plus common share purchase warrants to purchase up to 129,870 Common Shares at a price of $1.00 until to August 4, 2008, 181,818 Common Shares at a price of $1.50 until August 4, 2008 and 700,000 Common Shares at a price of $3.00 until May 9, 2009.  Assuming the exercise of all these warrants on that date, Stabilitas would then have held 4,211,688 Common Shares, or 10.6% of the then outstanding Common Shares.

(4)

Tocqueville also holds common share purchase warrants to purchase up to 125,000 Common Shares at a price of $3.00 until May 9, 2008.  Assuming the exercise of these warrants, Tocqueville would then hold 7,252,750 Common Shares, or 16.32% of the then outstanding Common Shares.  On November 21, 2007, Tocqueville held 3,693,000 Common Shares (9.31%), plus common share purchase warrants to purchase up to 378,750 Common Shares at a price of $1.00 until to August 4, 2008, 530,250 Common Shares at a price of $1.50 until August 4, 2008 and 125,000 Common Shares at a price of $3.00 until May 9, 2008.  Assuming the exercise of all these warrants on that day, Tocqueville would then have held 4,727,000 Common Shares, or 11.91% of the then outstanding Common Shares.

(5)

Sprott also holds common share purchase warrants to purchase up to 1,667,000 Common Shares at a price of $3.00 until May 9, 2008.  Assuming the exercise of these warrants Sprott would then hold 3,334,000 Common Shares or 7.25% of the then outstanding Common Shares.  On November 21, 2007, Sprott held 1,667,000 Common Shares (4.20%) plus common share purchase warrants to purchase up to 1,667,000 Common Shares at a price of $3.00 until May 9, 2008.  Assuming the exercise of all these warrants on that day, Sprott would then have held 3,334,000 Common Shares or 8.20% of the then outstanding Common Shares.

None of the shareholders disclosed above have any voting rights with respect to their respective Common Shares that are different from any other holder of Common Shares.

As of December 1, 2008, there were 44,304,589 Common Shares issued and outstanding.  The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 208 registered shareholders owning Common Shares, of which 74 (35.57%) of these registered shareholders, holding approximately 10,275,186 (23.20%) Common Shares, are residents of the United States, 131 (62.99%) of these registered shareholders, holding approximately 34,005,302 (76.75%) Common Shares, are residents of Canada, and 3 (1.44%) of these registered shareholders, holding approximately 24,100 (0.05%) Common Shares, are residents of jurisdictions other than the United States and Canada.

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

7.B

Related Party Transactions

There are no material interests, direct or indirect, of the Company’s directors, senior officers or shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since June 1, 2007 or in any proposed transaction which has materially affected or will materially affect the Company except for:

1.

Talon LLC, an indirect subsidiary of the Company, has entered into employment agreements with its five employees:  Jeffery Pontius, Russell Myers, Heather Kelly, Chris Puchner and Robert Butts.  These employment agreements are ";at will"; employment agreements upon normal commercial terms and do not contain any special provisions with respect to termination, severance rights or rights on a change of control of Talon LLC.  Mr. Butts ceased employment with Talon LLC, effective November 3, 2008.

2.

As described under Item 4.B ";Business Overview -; AngloGold Residual Interest Buyout";, the Company has agreed to issue an additional 450,000 Common Shares to AngloGold in consideration of the acquisition of the residual interest of AngloGold in certain mineral properties in Alaska.

It is the opinion of management that the terms of these transactions are favourable to the Company and in the Company’s best interests.  Management also believes that it could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

Indebtedness of Directors, Officers, and Other Management

During the fiscal year ended May 31, 2008 and to date, none of the following have been indebted to the Company:

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

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements for the fiscal year ended May 31, 2008 attached as Exhibit 1.0 to this Annual Report, and audited consolidated financial statements for the fiscal years ended May 31, 2007 and 2006, which were filed as exhibits to the Company’s annual reports on Form 20-F/A for the years ended May 31, 2007 and May 31, 2006, filed with the Securities and Exchange Commission on December 3, 2007 and December 29, 2006, respectively.

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

The Company is not aware of any material proceeding in which any director, member of senior management or affiliate of the Company is either a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Company has not declared or paid any cash dividends on the Common Shares and does not currently expect to pay cash dividends in the foreseeable future, as all of its available funds will be utilized to carry on its business.

8.B

Significant Changes

There have been no significant changes in the affairs of the Company since the date of the annual financial statements for the year ended May 31, 2008 or since the date of the most recent interim financial statements for the three month period ended August 31, 2008, other than as discussed in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

9.A

Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for the Common Shares for the five (5) most recent financial years as traded on the TSXV:

Year	High	Low
2008	2.40	1.10
2007	3.15	2.06
2006	0.35	0.26
2005	0.70	0.25
2004	0.70	0.50

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim periods as traded on the TSXV:

Quarter Ended	High	Low
November 30, 2008	2.34	1.10
August 31,2008	1.71	1.19
May 31, 2008	2.06	1.20
February 28, 2008	2.40	1.28
November 30, 2007	2.69	1.70
August 31, 2007	3.15	2.35
May 31, 2007	3.10	2.52
February 28, 2007	2.91	2.35
November 30, 2006	3.40	2.05
August 31, 2006	3.10	0.54

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares for the most recent six months as traded on the TSXV:

Month	High	Low
November, 2008	1.90	1.21
October 2008	2.11	1.10
September 2008	2.34	1.30
August 2008	1.55	1.29
July 2008	1.62	1.36
June 2008	1.71	1.19

The following table discloses the high and low sales prices in US dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim periods as traded on the FINRA OTCBB to August 2, 2007, and from August 3, 2007 on the NYSE-AlternextUS (formerly, the American Stock Exchange) (";NYSE-A";):

Quarter Ended	High	Low
November 30, 2008	2.30	0.88
August 31, 2008	1.72	1.20
May 31, 2008	2.22	1.17
February 28, 2008	2.40	1.30
November 30, 2007	2.80	2.01
August 31, 2007	2.96	2.41
May 31, 2007	2.68	2.25
February 28, 2007	3.13	2.05
November 30, 2006	3.00	1.51
August 31, 2006	2.77	0.257

The following table discloses the monthly high and low sales prices in US dollars for the Common Shares for the most recent six months as traded on the FINRA OTCBB to August 2, 2007, and from August 3, 2007 on the NYSE-A:

Month	High	Low
November, 2008	1.69	0.98
October 2008	2.05	0.86
September 2008	2.30	1.20
August 2008	1.50	1.27
July 2008	1.60	1.41
June 2008	1.72	1.20

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Common Shares are listed on the TSXV under the trading symbol ";ITH";.  There are currently no restrictions on the transferability of the Common Shares under Canadian securities laws.  The Common Shares also trade on the NYSE-A under the trading symbol ";THM";, and on the Frankfurt Stock Exchange - Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol ";IW9";.

As a foreign private issuer, the Company is not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

9.D

Selling Shareholder

Not applicable.

9.E

Dilution

Not applicable.

9.F

Expenses of the Issuer

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

The Company’s Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission on February 6, 2001, which became effective April 6, 2001, to which the Memorandum and Articles were filed as exhibits.

On March 29, 2004, the Company Act (British Columbia) (the ";Company Act";) was replaced by the BCBCA.  Accordingly, the Company is now subject to the BCBCA and is no longer governed by the Company Act.  There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.

Under the BCBCA, every company incorporated under the Company Act was required to complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company.  A copy of the Transition Application and Notice of Articles as filed with the Registrar of Companies for British Columbia is attached to this Annual Report as Exhibit 1.6.

As a pre-existing company under the Company Act, the Company was subject to provisions contained in the BCBCA known as the ";Pre-Existing Company Provisions";.  The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act.  Under the BCBCA, the Company had the option to replace the Pre-Existing Company Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

As a public company, the only significant provision of the Pre-Existing Company Provisions that applied to the Company is the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of any proposed special resolution in order for the special resolution to be passed.  Under the BCBCA, the level of approval for special resolutions may be reduced to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions.  Management considered the two-thirds approval threshold to be appropriate for fundamental changes requiring approval by special resolution.

Accordingly, at the annual meeting held on October 29th, 2004, the shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions.  A copy of the amended Notice of Alteration is attached to this Annual Report as Exhibit 1.7.

In addition to deleting the Pre-Existing Company Provisions, the Board were also of the view that it would be in the best interests of the Company to adopt a new set of Articles (the ";New Articles";) to replace its existing Articles (the ";Old Articles";).  The New Articles reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the New Articles are minor in nature, and are not substantive changes.  A copy of the New Articles is attached to this Annual Report as Exhibit 1.8.

10.C

Material Contracts

Other than in the normal course of business, the Company has only entered into the following material contracts during the two years previous to December 1, 2008:

1.

Agency Agreement dated May 9, 2007 among the Company, Canaccord Capital Corporation and Pacific International Securities Inc. with respect to the brokered private placement of up to 6,104,500 units.  In accordance with the agency agreement, on May 9, 2007 the Company completed a brokered private placement of 6,104,500 units (each, a ";Unit";) at a price of $2.40 per unit for gross proceeds of $14,650,800 (approximately US$13.24 million).  Each Unit consisted of one Common Share and one transferable common share purchase warrant (";Warrant";).  Each Warrant entitles the holder, on exercise, to purchase one additional Common Share at a price of $3.00 until May 9, 2009, provided that if, over any period of 20 consecutive trading days between September 10, 2007 and May 9, 2009, the daily volume weighted average grading price of the Common Shares on the stock exchange where the majority of the trading volume in the Common Shares occurs exceeds $4.50 on each of those 20 consecutive trading days, the Company may, within 30 days of such an occurrence, give written notice (the ";Early Expiry Notice";) to all Warrant holders stating that the Warrants will (unless exercised) expire on the 30th day following the giving of the Early Expiry Notice (unless the 30th day is not a business day in Vancouver, in which case the Warrants will expire on the next day that is a business day) (the ";Early Expiry Date";).  If an Early Expiry Notice is given, all unexercised Warrants will then expire on the Early Expiry Date.  The agents in the brokered placement received a commission of 7% of the gross proceeds of the Offering, payable in a combination of cash ($516,715.20) and 212,242 commission units.  Each commission unit has the same attributes as a Unit, except that the warrants are non-transferable.  In addition, the agents received 488,360 compensation options, each compensation option entitling the holder to purchase one Common Share at a price of $2.70 until May 9, 2009.  The Company also paid the agents’ costs and expenses of the Offering.

2.

Asset Purchase and Sale and Assignment and Assumption Agreement dated effective June 6, 2008 among AngloGold, the Company and Talon Alaska with respect to the acquisition by the Company of the residual interests of AngloGold in certain Alaskan properties.  See Item 4.B. ";Business Overview -; Alaskan Property Acquisitions - AngloGold Residual Interest Buyout"; for details.

10.D

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.  Any such remittances to United States residents, however, are subject to a withholding tax pursuant to the Canada -; U.S. Income tax Convention (1980) (the ";Treaty";), as amended.

There is no limitation imposed by Canadian law or by the Company’s articles or other charter documents on the right of a non-resident to hold or vote Common Shares or preference shares with voting rights (the ";Voting Shares";), other than as provided in the Investment Canada Act (the ";ICA";).  The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business or an investment to establish a new Canadian business, to identify, notify, or (if the gross value of the assets of the target Canadian business exceed a certain monetary threshold) file an application for review with the Investment Review Division of Industry Canada (";IRD";).

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

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (";Minister";) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

10.E

Taxation

Material Canadian Federal Income Tax Considerations

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the ";Tax Act";), the current provisions of the regulations promulgated thereunder (the ";Regulations";) and the current provision of the Treaty, as at the date hereof and counsel’s understanding of the current administrative practices of the Canada Revenue Agency (the ";CRA";).  This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this Annual Report (the ";Tax Proposals";), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA.  No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.  This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.  Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the ";mark-to-market rules";).  This summary does not take into account the mark-to-market rules and investors that are financial institutions for the purposes of those rules should consult their own tax advisors.  This summary is not applicable to investors an interest in which would be a ";tax shelter investment";, as defined in the Tax Act, and any such investor should consult their own tax advisers.

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

The following summary is generally applicable to an investor who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, is not affiliated with the Company for the purposes of the Tax Act, deals at arm’s length with the Company for the purposes of the Tax Act, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold Common Shares in connection with carrying on business in Canada (a ";non-resident shareholder";).  Special rules, which are not discussed in this summary, may apply to a non-resident shareholder that is an insurer that carries on an insurance business in Canada and elsewhere.

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

Disposition of Common Shares

A non-resident shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share unless the Common Shares constitute ";taxable Canadian property"; to the non-resident shareholder.  Generally, Common Shares will not constitute ";taxable Canadian property"; to a non-resident shareholder at a particular time provided that (a) the Common Shares are listed on a designated stock exchange (which includes the Tier I and Tier II of the TSXV) at that time, and (b) the non-resident shareholder, persons with whom the non-resident shareholder does not deal at arm’s length, or the non-resident shareholder together with persons with whom the non-resident shareholder does not deal at arm’s length, have not owned 25% or more of the issued shares of any of the classes (or of any series within a class) of the Company at any time during the 60-month period that ends at that time.  Common Shares may also be taxable Canadian property in certain other circumstances, including where the non-resident shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed taxable Canadian property.  Non-resident shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Common Shares are taxable Canadian property to a non-resident shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the shares will not be included in computing the non-resident shareholder’s income for the purposes of the Tax Act if the Common Shares constitute ";treaty-protected property";.  Common Shares owned by a non-resident shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.  Non-resident shareholders should consult their own tax advisors to determine whether the Common Shares constitute treaty-protected property in their particular circumstances.

Under the Tax Act, the disposition of a Common Share by a holder may occur in a number of circumstances including on a sale or gift of the Common Share or upon the death of the holder.  There are no Canadian federal estate or gift taxes on the purchase or ownership of the Common Shares.

All non-resident shareholders who dispose of ";taxable Canadian property"; are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.

All non-resident shareholders who dispose of ";taxable Canadian property"; are also required to obtain an advance clearance certificate in respect of their disposition under section 116 of the Tax Act (the ";Section 116 Certificate";).  The purchaser of the Common Shares is obligated to withhold 25% of the gross proceeds on the acquisition of the Common Shares from a non-resident shareholder except to the extent of the certificate limit on the Section 116 Certificate.  A Section 116 Certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada, such as the Treaty.  If the non-resident shareholder does not provide a Section 116 Certificate to the purchaser, then the purchaser will be required to withhold and remit to the CRA 25% of the proceeds on account of the non-resident shareholder’s tax obligation, on or before the end of the month following the date of the sale.  The non-resident shareholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

Material U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the ";Code";), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (";IRS";), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the ";Canada-U.S. Tax Convention";), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a ";U.S. Holder"; is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a ";non-U.S. Holder"; is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a ";functional currency"; other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or ";pass-through"; entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or ";pass-through"; entity) and the partners of such partnership (or owners of such ";pass-through"; entity) generally will depend on the activities of the partnership (or ";pass-through"; entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of ";pass-through"; entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See ";Taxation—Canadian Federal Income Tax Consequences"; above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated ";earnings and profits";.  To the extent that a distribution exceeds our current and accumulated ";earnings and profits";, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at ";Disposition of Common Shares"; below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a ";qualified foreign corporation"; (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ";ex-dividend date"; (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a ";qualified foreign corporation"; under Section 1(h)(11) of the Code (a ";QFC";) if (a) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a ";passive foreign investment company"; (or ";PFIC";, as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year.

As discussed below, we believe that we were a PFIC for the taxable year ended May 31, 2008.  Whether we will be a PFIC for the taxable year ending May 31, 2009 depends on our assets and income over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  (See more detailed discussion at ";Additional Rules that May Apply to U.S. Holders"; below).  There can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year.

If we are not a QFC, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the ";dividends received deduction.";  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Subject to the passive foreign investment company rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as ";U.S. source"; for purposes of applying the U.S. foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention and such U.S. Holder makes an election under the Code to treat such gain as foreign source.   (See more detailed discussion at ";Foreign Tax Credit"; below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to USD 3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s ";foreign source"; taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either ";foreign source"; or ";U.S. source.";  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by us generally will constitute ";foreign source"; income and generally will be categorized as ";passive income.";  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If we are a ";controlled foreign corporation,"; or a ";passive foreign investment company"; (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

We generally will be a ";controlled foreign corporation"; under Section 957 of the Code (a ";CFC";) if more than 50% of the total voting power or the total value of our outstanding shares are owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (a ";10% Shareholder";).

If we are a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the ";subpart F income"; (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of our earnings invested in ";United States property"; (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the ";earnings and profits"; of the Company that are attributable to such Common Shares.  If we are both a CFC and a PFIC (as defined below), we generally will be treated as a CFC (and not as a PFIC) with respect to any 10% Shareholder.

We do not believe that we have previously been, or currently are a CFC.  However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either is a ";controlled foreign corporation"; or makes an election).  ";Passive income"; includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, ";passive income"; does not include any interest, dividends, rents, or royalties that are received or accrued by us from a ";related person"; (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

We believe that we were a PFIC for the taxable year ended May 31, 2008.  Whether we will be a PFIC for the taxable year ending May 31, 2009 depends on our assets and income over the course of the taxable year ending May 31, 2009 and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  In addition, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a ";qualified electing fund"; or ";QEF"; under Section 1295 of the Code (a ";QEF Election";) or a mark-to-market election under Section 1296 of the Code (a ";Mark-to-Market Election";).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a ";Non-Electing U.S. Holder.";

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an ";excess distribution"; to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after December 31, 1986 for which we was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as ";personal interest,"; which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, ";net capital gain"; is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and ";ordinary earnings"; are the excess of (a) ";earnings and profits"; over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as ";personal interest,"; which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from us to the extent that such distribution represents ";earnings and profits"; of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as ";timely"; if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we were a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if we were a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if we were also a CFC, such U.S. Holder’s pro rata share of the post-1986 ";earnings and profits"; of the Company as of the qualification date.  The ";qualification date"; is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder.  The election to recognize such gain or ";earnings and profits"; can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or ";earnings and profits,"; such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we are a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be ";marketable stock"; if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

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

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be ";marketable stock"; or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

Not applicable.

10.H

Documents on Display

Publicly available data on the Company’s mineral properties may be viewed at the Company’s head office, located at Suite 1920, 1188 West Georgia Street, Vancouver, B.C., Canada V6E 4A2 and on the Company’s website at:

www.ithmines.com.

Material contracts and publicly available corporate records may be viewed at the Company’s registered and records office located at Suite 2300, 550 Burrard Street, Vancouver, B.C., Canada  V6C 2B5.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The carrying values of the Company’s financial instruments, which include cash, marketable securities, GST recoverable, prepaid expenses and deposits, GIC’s, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s operations are not yet exposed to risks associated with commodity prices, interest rates and credit.  Commodity price risk is defined as the potential loss that the Company may incur as a result of changes in the fair value of gold and silver or other metals that may be produced by the Company. Interest rate risk results from the Company’s debt and equity instruments that it issues to provide financing and liquidity for its business.  Credit risk would arise from the extension of credit throughout all aspects of the Company’s business but is not yet significant.  Industry wide risks can, however, affect the Company’s general ability to finance exploration, and development of exploitable resources; however, such effects are not predictable or quantifiable.

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

Management’s annual report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of May 31, 2008 based on the criteria set forth in Internal Control -; Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of May 31, 2008 and no material weaknesses were discovered.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics, effective September 22nd, 2006 (the ";Code";).  A copy of the Code is attached as Exhibit 11.1 to this Annual Report.  A copy is also posted on the Company’s website at www.ithmines.com.  Any person may obtain without charge, upon written request, a copy of such Code of Business Conduct and Ethics by contacting the Vice-President and General Counsel at Suite 1920, 1188 West Georgia Street, Vancouver, BC, V6E 4A2.

The Code sets out the conduct expected of all directors, officers and employees of the Company, a summary of which is set forth below.

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

	Year ended May 31, 2008	Year ended May 31, 2007
Audit fees	$50,560	$36,520
Audit related fees	$8,000	$4,928
Tax fees	$5,080	$7,572
All other fees	$Nil	$Nil
Total:	$63,640	$49,020

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any Common Shares in the fiscal year ended May 31, 2008.

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

ITEM 19.

EXHIBITS

1.0

Financial Statements

(a)

Auditors’ Report dated August 6, 2008

(b)

Consolidated Statement of Operations and Deficit for the years ended May 31, 2008, 2007 and 2006

(c)

Consolidated Balance Sheet at May 31, 2008, 2007 and 2006

(d)

Consolidated Statements of Cash Flows for the years ended May 31, 2008, 2007 and 2006

(e)

Notes to the Consolidated Financial Statements for the years ended May 31, 2008, 2007 and 2006

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

4.14****

Exploration Agreement with Option to Lease dated effective as of January 1, 2007 between the University of Alaska and Talon Alaska with respect to lands forming part of the Coffee Dome project.

4.15****

Guarantee executed February 22, 2007 pursuant to which the Company has guaranteed the obligations of Talon Alaska pursuant to the agreement with the University of Alaska in 4.14.

4.16****

Mining Lease with Option to Purchase made January 18, 2007 among Talon Alaska, as lessee, and Bernard E. Griffin, Donna Griffin, Larry Kilgore, Sherry Gerbi, Jerry Griffin, Tim Miller, Lynne Miller, Robert Miller and Marcia Miller, as lessors, with respect to lands forming part of the Livengood project.

4.17****

Binding Letter of Intent, dated March 15, 2007, with Redstar Gold Corp., pursuant to which the Company can earn up to a 70% interested in the North Bullfrog project, located in Nevada.

4.18****

Binding Letter of Intent, dated March 15, 2007, with Redstar Gold Corp., pursuant to which the Company can earn up to a 70% interested in the Painted Hills project, located in Nevada.

4.19****

Mining Lease made and effective March 28, 2007 between Talon Alaska and Ronald Tucker, with respect to lands forming part of the Livengood project.

4.20****

Agency Agreement dated May 9, 2007 among the Company, Canaccord Capital Corporation and Pacific International Securities Inc. with respect to the brokered private placement of up to 6,104,500 units.

4.21***

2006 Incentive Stock Option Plan.

4.22

Mining Lease and Option to Purchase Agreement (Mayflower Project) made effective as of December 1, 2007 by and among the Brian L. Greenspun Family Limited Partnership, the Daniel A. Greenspun and Robin S. Greenspun Family Limited Partnership, the Susan Greenspun Fine Family Limited Partnership and the Jane Greenspun Gale Family Limited Partnership, Talon Nevada and the Company (as guarantor) with respect to the Mayflower property, Nye County, Nevada (part of the North Bullfrog Project).

4.23

Mining Exploration Agreement with Option to Lease made as of February 26, 2008 between Cook Inlet Region, Inc. and Talon Alaska with respect to the BMP project.

4.24

Asset Purchase and Sale and Assignment and Assumption Agreement dated effective June 6, 2008 among AngloGold, the Company and Talon Alaska with respect to the acquisition by the Company of the residual interests of AngloGold in certain Alaskan properties.

8.1

Subsidiaries:

Talon Gold Alaska Inc. -; incorporated in Alaska*

Talon Gold (US) LLC -; incorporated in Colorado*

Talon Gold Nevada Inc. -; incorporated in Nevada****

11.1***

Code of Business Conduct and Ethics.

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

13.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1

Consent of Auditors

15.2

Consent of Gary H. Giroux

15.3***

Replacement Audit Committee Charter.

15.4***

Compensation Committee Charter.

15.5***

Sustainable Development Committee Charter.

15.6***

Corporate Governance & Nominating Committee Charter.

15.7***

Share Trading Policy.

*

Incorporated by reference from the Company’s Amendment No. 2 to the Registration Statement dated April 11, 2001.

**

Incorporated by reference from the Company’s Form 20-F Annual Report for the year ended May 31, 2005, dated October 14, 2005 and filed on October 20, 2005.

*** Incorporated by reference from the Company’s Form 20-F and 20-FA Annual Report for the year ended May 31, 2006, dated December 21, 2006 and filed on December 29, 2006

****Incorporated by reference from the Company’s Form 20-F Annual report for the year ended May 31, 2007, dated November 30, 2007 and filed on December 3, 3007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL TOWER HILL MINES LTD.

/s/

Jeffrey A. Pontius

By:

Jeffrey A. Pontius,

President

Date:      December 12, 2008