Form 40-F
period 2009-05-31
INTERNATIONAL TOWER HILL MINES LTD
filed 2009-08-31
CIK 1134115

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2009

Commission file number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.

 (Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
#1920 - 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2
(604) 683-3332
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation 111 Eighth Avenue, 13th Floor, New York, New York 10011 (212) 894-8940	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒

Annual Information Form

☒

Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at May 31, 2009, 56,457,973 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒

   Yes

☒

  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

EXPLANATORY NOTE

International Tower Hill Mines Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Company in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” (or the negative and grammatical variations of any of these terms) occur or be achieved.

Such forward-looking statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

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

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those  described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 1 to this annual report on Form 40-F.

The Company’s forward-looking statements contained in this annual report on Form 40-F and the documents incorporated by reference herein are based on the beliefs, expectations and opinions of management as of the date of this annual report and documents incorporated by reference herein.  The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and the financial statements are subject to Canadian auditing and auditor independence standards.  The Company’s financial statements are not comparable to financial statements of United States companies.  Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 11 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on May 29, 2009, based upon the noon rate of exchange as quoted by the Bank of Canada was Cdn.$1.00 = US$0.9123.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended May 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended May 31, 2009, 2008 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.  For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 11 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended May 31, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2009.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of May 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

Auditor’s Attestation Report

This annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended May 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a Compensation Committee, and a Corporate Governance and Nominating Committee each comprised of independent directors, as determined by the Company’s Board of Directors based on the requirements for independence and unrelatedness set forth in section 803 of the NYSE Amex Company Guide.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the  Exchange Act.  The Company’s Audit Committee is composed of Michael Bartlett, Rowland Perkins and Ronald Sheardown, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the NYSE Amex Company Guide) and are financially literate.  The Audit Committee meets the composition requirements set forth by section 803(B)(2) of NYSE Amex Company Guide.  Please refer to the Company’s AIF attached as Exhibit 1 to this annual report for details in connection with each of the members of the Company’s Audit Committee and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Schedule A to the Company’s AIF, attached hereto as Exhibit 1, and is incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Michael Bartlett qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and section 803 of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by MacKay LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended May 31
	2009	2008
Audit	$35,000	$35,000
Audit Related	$5,100	$8,000
Tax	$6,000	$5,080
All Other Fees	$Nil	$Nil
Total	$46,100	$48,080

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates, for election by the Company’s shareholders at the Company’s annual general meeting, the Company’s independent auditors to audit the Company’s financial statements.  The Audit Committee is authorized by the Company’s Board of Directors to review the performance of the Company’s external auditors, to approve in advance the provisions of services by the independent auditors other that auditing and to consider the independence of the external auditors.  Such pre-approval authority may be delegated by the Audit Committee to any member of the Audit Committee who is “independent” and “unrelated” on the condition that any such pre-approval must be presented to the Audit Committee at its first scheduled meeting following any such approval.  To date, such authority has not been so delegated.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) effective September 22, 2006, for all its directors, executive officers and employees.  The Code was filed with the SEC as Exhibit 99.5 to the Company’s Form 20-F for its fiscal year ended May 31, 2006, filed on December 29, 2006.  A copy of the Code is also posted on the Company’s website at www.ithmines.com.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.  There have been no amendments, waivers or implicit waivers to the Code during the fiscal year ended May 31, 2009.

Any person may obtain without charge, upon written request, a copy of the Code by contacting the Vice-President and General Counsel at Suite 1920, 1188 West Georgia Street, Vancouver, BC, V6E 4A2 or by visiting the Company’s website at www.ithmines.com.

CONTRACTUAL OBLIGATIONS

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of the Company’s mineral property purchase agreement, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table assumes that the Company retains the rights to all of its current properties and completes its currently proposed property purchase:

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2010 (9 months)	June 1, 2010 to May 31, 2013 (36 months)	June 1, 2013 to May 31, 2016 (36 months)
Mineral Property Leases(1)(2)(5)	10,286,375	1,315,245	4,285,565	4,685,565
Option Agreements(5)	Nil	Nil	Nil	Nil
Mineral Property Purchase Agreements(5)	250,000	250,000	Nil	Nil
Mining Claim Government Fees	4,648,035	666,265	1,990,885	1,990,885
Office and Equipment Lease Obligations(3)	1,058,720	127,400	465,660	465,660
Total Contractual Obligations	16,243,130	2,358,910	6,742,110	7,142,110

Notes:

1.

Does not include value of common shares required to be issued by the Company, but does include work expenditures required to be incurred under underlying mineral property leases.

2.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

3.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

4.

Assumes CAD and USD at par.

5.

Assumes completion of buyout of the interest of Redstar Gold Corp. in the North Bullfrog project, Nevada.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended May 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex.  Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

  Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued common shares entitled to be voted at the meeting.
  Proxy Delivery Requirement:  The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case the Company is required to make the disclosure of such transactions available on its website at wwwithmines.com.  Information contained on the Company’s website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this annual on Form 40-F, the Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X dated August 28, 2009, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
Annual Information
1	Annual Information Form of the Company for the year ended May 31, 2009
2	Audited consolidated financial statements of the Company and notes thereto for the years ended May 31, 2009, 2008 and 2007 together with the report of the auditors thereon
3	Management’s Discussion and Analysis for the years ended May 31, 2009, 2008 and 2007

Certifications
4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8	Consent of MacKay LLP
9	Consent of Paul Klipfel of Mineral Resource Services Inc.
10	Consent of Tracy Barnes of Barnes Engineering Services Inc.
11	Consent of William Pennstrom Jr. of Pennstrom Consulting Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

 By:____/s/ Jeffrey Pontius___________________

Name:

Jeffrey Pontius

Title:

President and Chief Executive Officer

Date: August 28, 2009

Exhibit 4

CERTIFICATION

I, Jeffrey Pontius, certify that:

1

I have reviewed this annual report on Form 40-F of International Tower Hill Mines Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 28, 2009	By:	/s/ Jeffrey Pontius Name: Jeffrey Pontius Title: President and Chief Executive Officer

Exhibit 5

CERTIFICATION

I, Michael Kinley, certify that:

1

I have reviewed this annual report on Form 40-F of International Tower Hill Mines Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 28, 2009	By:	/s/ Michael Kinley Name: Michael Kinley Title: Chief Financial Officer

Exhibit 6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of International Tower Hill Mines Ltd. (the “Company”) on Form 40-F for the period ended May 31, 2009 to be filed with the Securities and Exchange Commission on August 31, 2009 (the “Report”), I, Jeffrey Pontius, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 28, 2009

/s/ Jeffrey Pontius

Name: Jeffrey Pontius
Title:   President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to International Tower Hill Mines Ltd. and will be retained by International Tower Hill Mines Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of International Tower Hill Mines Ltd. (the “Company”) on Form 40-F for the period ended May 31, 2009 to be filed with the Securities and Exchange Commission on August 31, 2009 (the “Report”), I, Michael Kinley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 28, 2009

/s/ Michael Kinley

Name: Michael Kinley
Title:   Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to International Tower Hill Mines Ltd. and will be retained by International Tower Hill Mines Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Annual Report on Form 40-F of our audit report dated August 6, 2009 with respect to the consolidated financial statements of International Tower Hill Mines Ltd. (the “Company”) for each of years in the three year period ended May 31, 2009 and to the incorporation by reference of this Annual Report on Form 40-F, together with our audit report contained herein, in the Company’s Form S-8 Registration Statement (SEC File No. 333-158533).

/s/ MacKay LLP

Chartered Accountants
Vancouver, British Columbia, Canada
August 28, 2009

Exhibit 9

CONSENT OF EXPERT

August 28, 2009

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

I, Paul Klipfel, Ph.D, do hereby consent to the filing of the written disclosure regarding the technical report entitled “July 2009 Summary Report on the Livengood Project, Tolovana District, Alaska” dated July 31, 2009 in the Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form of International Tower Hill Mines Ltd. (the “Company”) dated August 28, 2009.

I also consent to the use of my name in the Company’s Form 40-F Annual Report, and any amendments thereto, and Annual Information Form dated August 28, 2009.

By:	/s/ Paul Klipfel
Paul Klipfel, Ph.D
Economic Geologist
Mineral Resource Services Inc.

Exhibit 10

CONSENT OF EXPERT

August 28, 2009

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

I, Tracy Barnes, P.E., do hereby consent to the filing of the written disclosure regarding the technical report entitled “July 2009 Summary Report on the Livengood Project, Tolovana District, Alaska” dated July 31, 2009 in the Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form of International Tower Hill Mines Ltd. (the “Company”) dated August 28, 2009.

I also consent to the use of my name in the Company’s Form 40-F Annual Report, and any amendments thereto, and Annual Information Form dated August 28, 2009.

By:	/s/ Tracy Barnes
Tracy Barnes, P.E.
Mining Engineer
Barnes Engineering Services Inc.

Exhibit 11

CONSENT OF EXPERT

August 28, 2009

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

I, William Pennstrom Jr., M.A., do hereby consent to the filing of the written disclosure regarding the technical report entitled “July 2009 Summary Report on the Livengood Project, Tolovana District, Alaska” dated July 31, 2009 in the Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form of International Tower Hill Mines Ltd. (the “Company”) dated August 28, 2009.

I also consent to the use of my name in the Company’s Form 40-F Annual Report, and any amendments thereto, and Annual Information Form dated August 28, 2009.

By:	/s/ William Pennstrom Jr.
William Pennstrom Jr., M.A.
Metallurgical Engineer
Pennstrom Consulting Inc.