Form 40-F
period 2010-05-31
INTERNATIONAL TOWER HILL MINES LTD
filed 2010-08-30
CIK 1134115

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2010

Commission file number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.

 (Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
#1920 - 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2
(604) 683-3332
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation 111 Eighth Avenue, 13th Floor, New York, New York 10011 (212) 894-8940	Copies to: Jason K. Brenkert Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 352-1133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

[X]   Annual Information Form

[   ]   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at May 31, 2010, 66,117,922 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [X]   Yes          [   ]   No

Indicate by check mark whether Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [   ]   Yes          [   ]   No

EXPLANATORY NOTE

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

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on May 31, 2010, based upon the noon rate of exchange as quoted by the Bank of Canada was Cdn.$1.00 = US$0.9558.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended May 31, 2010 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended May 31, 2010, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.  For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 11 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.  Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the Company’s common shares.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended May 31, 2010, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2010.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of May 31, 2010, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended May 31, 2010.  In this annual report, the Company’s independent registered auditor, MacKay LLP (“MacKay”), must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended May 31, 2010.  MacKay has audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

MacKay’s attestation report on the Company’s internal control over financial reporting is included as part of Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended May 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a Compensation Committee, and a Nominating and Corporate Governance Committee each comprised of independent directors, as determined by the Company’s Board of Directors based on the requirements for independence and unrelatedness set forth in section 803 of the NYSE Amex Company Guide.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the  Exchange Act.  The Company’s Audit Committee is composed of Anton J. Drescher, Rowland Perkins and Ronald Sheardown, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the NYSE Amex Company Guide) and are financially literate.  The Audit Committee meets the composition requirements set forth by section 803(B)(2) of NYSE Amex Company Guide.  Please refer to the Company’s AIF attached as Exhibit 1 to this annual report for details in connection with each of the members of the Company’s Audit Committee and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President, the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and the MD&A, and undertakes other activities required by stock exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Schedule A to the Company’s AIF, attached hereto as Exhibit 1, and is incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Anton J. Drescher qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and section 803 of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by MacKay LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended May 31
	2010	2009
Audit	$49,500	$35,000
Audit Related	$29,500	$5,100
Tax	$9,500	$6,000
All Other Fees	$Nil	$Nil
Total	$88,500	$46,100

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee recommends for appointment by the shareholders and, following appointment by the shareholders, engages the Company’s independent auditors to audit the Company’s financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s independent auditors.  The Audit Committee is authorized to review the performance of the Company’s independent auditors, to approve in advance the provisions of services other that auditing  and to consider the independence of the external auditors  The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work by the independent auditors which the Chairman of the Audit Committee deems necessary.  The Chairman is required to notify the other members of the audit committee of such non-audit services or additional work.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.  There have been no amendments, waivers or implicit waivers to the Code during the fiscal year ended May 31, 2010.

Any person may obtain without charge, upon written request, a copy of the Code by contacting the Vice-President and General Counsel at Suite 1920, 1188 West Georgia Street, Vancouver, BC, V6E 4A2 or by visiting the Company’s website at www.ithmines.com.

CONTRACTUAL OBLIGATIONS

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of the Company’s mineral property purchase agreement, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table gives effect to the spin-out of all of its mineral properties, other than the Livengood project in Alaska, to Corvus Gold Inc. under a Plan of Arrangement which became effective August 26, 2010 and assumes that the Company retains the rights to all of its current landholdings in connection with the Livengood Project:

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2011 (9 months)	June 1, 2011 to May 31, 2014 (36 months)	June 1, 2014 to May 31, 2017 (36 months)
Mineral Property Leases(1)(2)	12,383,000	53,000	1,165,000	11,165,000
Mining Claim Government Fees	296,940	42,420	127,260	127,260
Office and Equipment Lease Obligations(3)	1,623,290	190,130	716,580	716,580
Total Contractual Obligations	14,303,230	285,550	2,008,840	12,008,840

Notes:

1.

Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work which will actually be carried out by the Company.

2.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

3.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

4.

Assumes CAD and USD at par.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended May 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.ithmines.com.  Information contained on the Company’s website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X dated August 28, 2009, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
Annual Information
1	Annual Information Form of the Company for the year ended May 31, 2010
2	Audited consolidated financial statements of the Company and notes thereto for the years ended May 31, 2010, 2009 and 2008 together with the report of the auditors thereon
3	Management’s Discussion and Analysis for the years ended May 31, 2010, 2009 and 2008

Certifications
4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8	Consent of MacKay LLP
9	Consent of Paul D. Klipfel, Ph.D., of Mineral Resource Services Inc.
10	Consent of Timothy J. Carew, P.Geo., of Reserva International, LLC
11	Consent of William Pennstrom Jr., M.A., of Pennstrom Consulting Inc.

.

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

Date: August 27, 2010