Form 40-F/A
INTERNATIONAL TOWER HILL MINES LTD
filed 2010-11-08
CIK 1134115

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Address and Telephone Number of Registrant's Principal Executive Offices)
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

[ X ]   Annual Information Form

[   ]   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at May 31, 2010, 66,117,992 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]   Yes

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

International Tower Hill Mines Ltd. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

This Amendment No. 1 to the Company's annual report on Form 40-F for the year ended May 31, 2010 is being filed in relation to the filing of the Company's amended annual information form ("AIF").

The amended AIF is dated November 2, 2010, and contains the following changes:

1.

The discussion with respect to forward looking statements on pages 2 – 5 has been revised to more particularly identify forward looking statements and to state the material factors or assumptions used to develop the forward looking inform;

2.

The original disclosure with respect to the Company's Material Mineral Project, being the Livengood Project, Alaska, has been deleted and replaced with the summary from the technical report dated November 1, 2010 and entitled "November 2010 Summary Report on the Livengood Project, Tolovana District, Alaska" by Tim Carew (P.Geo), William Pennstrom Jr. M.A. (QPMMSA), John Bell (ProfGradIMMM) and Quinton de Klerk (AUSIMM), which technical report is now incorporated by reference into the amended AIF;

3.

A "Subsequent Events" section has been added which provides updates concerning the completion of the Company's "spin-out" corporate arrangement transaction with Corvus Gold Inc. on August 26, 2010 and disclosure with respect to the equity financings announced by the Company on September 28, 2010; and

4.

Additional disclosure with respect to Mr. Michael Bartlett has been added in paragraphs 1(a)(iii) and (iv) and 2(b)(i) and (ii) on pages 46 and 47 under "Item 10 – Directors and Executive Officers".

In connection with the incorporation of certain disclosure from the Amended Technical Report in the AIF, the consents of the authors of the Amended Technical Report, listed below, are being filed with this Amendment No.1 to the Company's annual report on Form 40-F for the year ended May 31, 2010.

  Consent of Timothy J. Carew, P.Geo., of Reserva International, LLC;
  Consent of William Pennstrom Jr., M.A., of Pennstrom Consulting Inc.;
  Consent of Roscoe J. Bell, MTB Project Management Professionals Inc.; and
  Consent of Quinton de Klerk, Cube Consulting Pty. Ltd.

Except as set forth above, no other amendments are being made to the Company's annual report on Form 40-F as originally filed on August 30, 2010.

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

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
Annual Information
1	Amended Annual Information Form of the Company for the year ended May 31, 2010
2**	Audited consolidated financial statements of the Company and notes thereto for the years ended May 31, 2010, 2009 and 2008 together with the report of the auditors thereon
3**	Management's Discussion and Analysis for the years ended May 31, 2010, 2009 and 2008

Certifications
4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8	Consent of Timothy J. Carew, P.Geo., of Reserva International, LLC
9	Consent of William Pennstrom Jr., M.A., of Pennstrom Consulting Inc.
10	Consent of Roscoe J. Bell, MTB Project Management Professionals Inc.
11	Consent of Quinton de Klerk, Cube Consulting Pty. Ltd.
Canadian Certifications
8	CEO Certification of refiled annual filings
9	CFO Certification of refiled annual filings

**  Previously filed with the Company's annual report on Form 40-F, as filed with the Securities and Exchange Commission on August 30, 2010

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

 By:____/s/ Jeffrey Pontius___________________

Name:

Jeffrey Pontius

Title:

President and Chief Executive Officer

Date: November 5, 2010

Exhibit 4

CERTIFICATION

I, Jeffrey Pontius, certify that:

1

I have reviewed this annual report on Form 40-F/A of International Tower Hill Mines Ltd.;

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

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

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

(c)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: November 4, 2010	By:	/s/ Jeffrey Pontius Name: Jeffrey Pontius Title: President and Chief Executive Officer

Exhibit 5

CERTIFICATION

I, Michael Kinley, certify that:

1

I have reviewed this annual report on Form 40-F/A of International Tower Hill Mines Ltd.;

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

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

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

(c)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: November 4, 2010	By:	/s/ Michael Kinley Name: Michael Kinley Title: Chief Financial Officer

Exhibit 6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of International Tower Hill Mines Ltd. (the "Company") on Form 40-F/A for the period ended May 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey Pontius, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 4, 2010

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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of International Tower Hill Mines Ltd. (the "Company") on Form 40-F/A for the period ended May 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael Kinley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 4, 2010

/s/ Michael Kinley

Name: Michael Kinley
Title:   Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to International Tower Hill Mines Ltd. and will be retained by International Tower Hill Mines Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 8

CONSENT OF EXPERT

November 4, 2010

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

I, Tim Carew, P.Geo., do hereby consent to the filing of the written disclosure regarding the technical report entitled "November 2010 Summary Report on the Livengood Project, Tolovana District, Alaska" dated November 1, 2010 in the Form 40-F Annual Report, and any amendments thereto, and the Amended Annual Information Form of International Tower Hill Mines Ltd. (the "Company") dated November 2, 2010.

I also consent to the use of my name in the Company's Form 40-F Annual Report, and any amendments thereto, and Amended Annual Information Form dated November 2, 2010.

By:	/s/ Tim Carew
Tim Carew, P.Geo.
Professional Geoscientist
Reserva International LLC

Exhibit 9

CONSENT OF EXPERT

November 4, 2010

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

I, William J. Pennstrom, Jr., M.A., do hereby consent to the filing of the written disclosure regarding the technical report entitled "November 2010 Summary Report on the Livengood Project, Tolovana District, Alaska" dated November 1, 2010 in the Form 40-F Annual Report, and any amendments thereto, and the Amended Annual Information Form of International Tower Hill Mines Ltd. (the "Company") dated November 2, 2010.

I also consent to the use of my name in the Company's Form 40-F Annual Report, and any amendments thereto, and Amended Annual Information Form dated November 2, 2010.

By:	/s/ William Pennstrom, Jr.
William J. Pennstrom, Jr. M.A.
Metallurgical Engineer
Pennstrom Consulting Inc.

Exhibit 10

CONSENT OF EXPERT

November 4, 2010

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

I, Roscoe J. Bell, do hereby consent to the filing of the written disclosure regarding the technical report entitled "November 2010 Summary Report on the Livengood Project, Tolovana District, Alaska" dated November 1, 2010 in the Form 40-F Annual Report, and any amendments thereto, and the Amended Annual Information Form of International Tower Hill Mines Ltd. (the "Company") dated November 2, 2010.

I also consent to the use of my name in the Company's Form 40-F Annual Report, and any amendments thereto, and Amended Annual Information Form dated November 2, 2010.

By:	/s/ Roscoe J. Bell
Roscoe J. Bell
Civil Engineer
MTB Project Management Professionals Inc.

Exhibit 11

CONSENT OF EXPERT

November 4, 2010

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

I, Quinton de Klerk, do hereby consent to the filing of the written disclosure regarding the technical report entitled "November 2010 Summary Report on the Livengood Project, Tolovana District, Alaska" dated November 1, 2010 in the Form 40-F Annual Report, and any amendments thereto, and the Amended Annual Information Form of International Tower Hill Mines Ltd. (the "Company") dated November 2, 2010.

I also consent to the use of my name in the Company's Form 40-F Annual Report, and any amendments thereto, and Amended Annual Information Form dated November 2, 2010.

By:	/s/ Quinton de Klerk
Quinton de Klerk
Mining Engineer
Cube Consulting Pty. Ltd.