Form 40-F
period 2011-05-31
INTERNATIONAL TOWER HILL MINES LTD
filed 2011-08-30
CIK 1134115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2011

Commission file number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of incorporation	(Primary Standard Industrial Classification Code)	(I.R.S. Employer
or organization)		Identification No.)

1177 West Hastings Street, Suite 2300
Vancouver, British Columbia, V6E 2K3
(604) 683-3332
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Copies to:
CT Corporation	Jason K. Brenkert
111 Eighth Avenue, 13th Floor,	Dorsey & Whitney LLP
New York, New York 10011	1400 Wewatta Street, Suite 400
(212) 894-8940	Denver, Colorado 80202
(Name, address (including zip code) and telephone number (including area	(303) 629-3400
code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at May 31, 2011, 86,648,919 common shares of the Registrant were issued and outstanding.

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
[   ] Yes    [   ] No

EXPLANATORY NOTE

International Tower Hill Mines Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Company in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” (or the negative and grammatical variations of any of these terms) occur or be achieved. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

  the potential for the expansion of the estimated resources at the Livengood project;

  the potential for a production decision concerning, and any production at, the Livengood project;

  the completion of a Pre-feasibility Study for the Livengood project;

  the potential for higher grade mineralization to form the basis for a starter surface mine in any production scenario at the Livengood project;

  the potential overburden geometry of the Livengood deposit being amenable for low cost surface mining that could support a high production rate and economies of scale;

  the potential for cost savings due to the high gravity gold concentration component of some of the Livengood project mineralization;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration program at the Livengood project;

  the Company’s estimates of the quality and quantity of the resources at the Livengood project;

  the timing and cost of the planned future exploration programs at the Livengood project, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

  the results of the Preliminary Economic Assessment as described under “Narrative Description of the Business - Material Mineral Projects – Livengood Project, Alaska”; and

  the ability of the Company to continue to refine the project economics for the Livengood project.

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

  the level and volatility of the price of gold;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at the Livengood project;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with not only its ongoing exploration program at the Livengood project but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at the Livengood project;

  the accuracy of the Company’s mineral resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the Livengood project;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Livengood project and the Company’s ability to comply with such terms on a safe and cost- effective basis;

  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from the Livengood project are reflective of the deposit as a whole;

  the continued development of and potential construction of any mine at the Livengood project not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company; and

  the timetables for the completion of a pre-feasibility study on the Livengood project and for any feasibility study that may be commissioned.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those described in the Annual Information Form of the Company filed as Exhibit 99.1 to this annual report on Form 40-F.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and the financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements are not comparable to financial statements of United States companies. For a reconciliation of differences between Canadian GAAP and United States GAAP in accordance with Item 17 of Form 20-F, see Note 12 – Differences between Canadian and United States GAAP, of the notes to the audited consolidated financial statements. Effective June 1, 2011, the Company began preparing its financial statements in accordance with International Financial Reporting Standards. The Company’s first period reported under International Financial Reporting Standards will be the three month period ended August 31, 2011.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended May 31, 2011 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as quoted by the Bank of Canada was Cdn.$1.00 = US$1.0322 on May 31, 2011 and Cdn.$1.00 = US$1.0149 on August 26, 2011.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended May 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended May 31, 2011, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein. For a reconciliation of material measurement differences between Canadian and United States GAAP in accordance with Item 17 of Form 20-F, see Note 12 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis for the fiscal year ended May 31, 2011 is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended May 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed effectively to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of May 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended May 31, 2011. In this annual report, the Company’s independent registered auditor, MacKay LLP (“MacKay”), must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended May 31, 2011. MacKay has audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

MacKay’s attestation report on the Company’s internal control over financial reporting is included in the audit report to the audited consolidated financial statements of the Company which are filed hereto as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended May 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended May 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance policies and has a separately-designated Compensation Committee, Nominating and Corporate Governance Committee and Audit Committee. The Board of Directors has determined that all of the members of the foregoing committees are “independent” based on the criteria for independence and unrelatedness prescribed by Section 803A of the NYSE Amex Company Guide.

AUDIT COMMITTEE

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this annual report on Form 40-F, the Company’s Audit Committee is comprised of Anton J. Drescher, Timothy Haddon and Ronald Sheardown.

In the opinion of the Company’s Board of Directors, all of the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by section 803B(2) of NYSE Amex Company Guide.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President, the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and management’s discussion and analysis, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Anton J. Drescher qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financial sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE Amex Company guide, and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE Amex Company Guide).

CODE OF ETHICS

The Company is committed to the highest standards of legal and ethical business conduct. The Company adopted a Code of Business Conduct and Ethics (the “Code”) effective September 22, 2006, that applies to all of its directors, executive officers and employees, including the CEO and CFO. The Code summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers and employees of the Company of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

The Code was filed with the SEC on December 29, 2006 as Exhibit 99.5 to the Company’s Form 20-F for its fiscal year ended May 31, 2006. A copy of the Code in full text is available on the Company’s website at www.ithmines.com and in print to any shareholder who requests it. All required substantive amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website at www.ithmines.com within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the fiscal year ended May 31, 2011.

Any person may obtain without charge, upon written request, a copy of the Code by contacting the Vice-President and General Counsel at 1177 West Hastings Street, Suite 2300, Vancouver, BC, V6E 2K3 or by visiting the Company’s website at www.ithmines.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by MacKay LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended May 31
	2011	2010
Audit	$65,000	$49,500
Audit Related	$96,000	$29,500
Tax	$9,500	$9,500
All Other Fees	$Nil	$Nil
Total	$170,500	88,500

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee recommends for appointment by the shareholders and, following appointment by the shareholders, engages the Company’s independent auditors to audit the Company’s financial statements and approves all audit-related services, tax services and other services provided by the Company’s independent auditors. The Audit Committee is authorized by the Company’s Board of Directors to review the performance of the Company’s independent auditors and to approve in advance the provisions of services other that auditing and to consider the independence of the external auditors. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems necessary. The Chairman is required to notify the other members of the Audit Committee of such non-audit services or additional work.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table discloses, as of August 31, 2011 the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations. The Company does not have any long-term debt or loan obligations. Under the terms of the Company’s mineral property purchase agreement, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties. The following table assumes that the Company retains the rights to all of its current mineral properties and exercises the purchase option under an existing ten-year mineral property lease required to be exercised on or before September 1, 2016 (the end of the term of the lease), but no other lease purchase or royalty buyout options:

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2012 (9 months)	June 1, 2012 to May 31, 2015 (36 months)	June 1, 2015 to May 31, 2018 (36 months)
Mineral Property Leases(1)(2)	12,751,859	141,359	11,302,750	1,307,750
Mining Claim Government Fees	373,590	53,370	160,110	160,110
Office and Equipment Lease Obligations(3)	2,863,173	340,775	1,323,497	1,198,901
Total Contractual Obligations	15,988,622	535,504	12,786,357	2,666,761

Notes:
1.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work for which will actually be carried out by the Company.
2.	Does not include potential royalties that may be payable (other than annual minimum royalty payments).
3.	Assumes that current office and storage leases are extended beyond current termination dates at the same terms.
4.	Assumes CAD and USD at par.

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

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.ithmines.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

Consent to Service of Process

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC dated August 28, 2009, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

By:	/s/ James J. Komadina
Name:	James J. Komadina
Title:	Chief Executive Officer

Date: August 26, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Company for the year ended May 31, 2011

99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended May 31, 2011, 2010 and 2009 together with the report of the auditors thereon

99.3	Management’s Discussion and Analysis for the years ended May 31, 2011

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of MacKay LLP

99.9	Consent of Timothy J. Carew, P.Geo., of Reserva International, LLC

99.10	Consent of William Pennstrom Jr., QPMMSA, of Pennstrom Consulting Inc.

99.11	Consent of Carl E. Brechtel, PE, SME

99.12	Consent of Russell Myers, CPG

99.13	Consent of Chris Puchner, CPG

99.14	Consent of Scott Wilson, CPG, of Scott E. Wilson Consulting, Inc.