Form 40-F
period 2011-12-31
INTERNATIONAL TOWER HILL MINES LTD
filed 2012-03-26
CIK 1134115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 86,683,919 common shares of the Registrant were issued and outstanding.

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
[X] Yes       [   ]  No

2

EXPLANATORY NOTE

International Tower Hill Mines Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act. During 2011 the Company changed its fiscal year end from May 31 to December 31.

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

  the potential for the expansion of the estimated resources at Livengood;

  the potential for a production decision concerning, and any production at, the Livengood project;

  the completion of a Pre-feasibility Study for the Livengood project;

  the potential for higher grade mineralization to form the basis for a starter surface mine in any production scenario at Livengood;

  the potential overburden geometry of the Livengood deposit being amenable for a low cost surface mine that could support a high production rate and economies of scale;

  the potential for cost savings due to the high gravity gold concentration component of some of the Livengood mineralization;

  the sequence of decisions regarding the timing and costs of development programs with respect to, and the issuance of the necessary permits and authorizations required for, the Livengood project;

  the Company’s estimates of the quality and quantity of the resources at Livengood;

  the timing and cost of the planned future exploration programs at Livengood, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations on acceptable terms, if at all;

  the use of proceeds from the financing which closed November 10, 2010;

  the ability of the Company to continue to refine the project economics for the Livengood project, including by increasing proposed production and shortening the proposed mine life; and

  the potential for production of placer gold, whether near-term or at all, on certain placer mining claims acquired in December 2011.

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

  the demand for, and level and volatility of the price of, gold;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at Livengood;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favorable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

  the accuracy of the Company’s mineral resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Livengood;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company;

  the ability of the Company to predict how the net proceeds of the financing which closed on November 10, 2010 will be used; and

  the timetables for the completion of a pre-feasibility study at Livengood and for any feasibility study that may be commissioned.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”). Accordingly, the Company’s financial statements are subject to foreign auditing and auditor independence standards and may not be comparable to financial statements of United States companies. Details on the adoption of IFRS are described in Note 18 to the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the seven month period ended December 31, 2011 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the seven month period ended December 31, 2011 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as quoted by the Bank of Canada was Cdn.$1.00 = US$1.0170 on December 31, 2011 and Cdn.$1.00 = US$1.0149 on March 16, 2012.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the seven month period ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the seven month period ended December 31, 2011 and for the year ended May 31, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis for the seven month period ended December 31, 2011 is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were designed effectively to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2011. In this annual report, the Company’s independent registered auditor, MacKay LLP (“MacKay”), must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011. MacKay has audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

MacKay’s attestation report on the Company’s internal control over financial reporting is included in the audit report to the audited consolidated financial statements of the Company which are filed hereto as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the seven month period ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT COMMITTEE

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this annual report on Form 40-F, the Company’s Audit Committee is comprised of Anton J. Drescher, Timothy J. Haddon and Donald C. Ewigleben.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Anton J. Drescher qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE Amex Company Guide), and is independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide).

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

There have been no amendments, waivers or implicit waivers to the Code during the fiscal year ended December 31, 2011.

Any person may obtain without charge, upon written request, a copy of the Code by contacting the Vice-President at 1177 West Hastings Street, Suite 2300, Vancouver, BC, V6E 2K3 or by visiting the Company’s website at www.ithmines.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by MacKay LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Period ended December 31, 2011	Year ended May 31, 2011
Audit	$75,000	$65,000
Audit Related	$22,000	$96,000
Tax	$2,000	$9,500
All Other Fees	$Nil	$Nil
Total	$99,000	$170,500

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table discloses, as of December 31, 2011 the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations. The table also includes amounts payable under the purchase agreement related to the acquisition of certain mining claims and related rights in the vicinity of the Livengood project (“Livengood Property Purchase”). The Company does not have any other long-term debt or loan obligations. Under the terms of the Company’s mineral property purchase agreements, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur any such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties. The following table assumes that the Company retains the rights to all of its current mineral properties, but does not exercise any of its existing lease purchase or royalty buyout options:

Contractual Obligations	Payments Due by Period(5)
	Total	Prior to December 31, 2012 (12 months)	January 1, 2013 to December 31, 2015 (36 months)	January 1, 2016 to December 31, 2018 (36 months)
Livengood Property Purchase(1)	$ 29,798,100	$ 8,644,500	$ -	$21,153,600
Mineral Property Leases(2)(3)	3,800,275	791,480	1,983,913	1,024,882
Mining Claim Government Fees	379,941	54,277	162,832	162,832
Office and Equipment Lease Obligations(4)	965,000	278,659	602,533	83,808
Total Contractual Obligations	$ 34,943,316	$ 9,768,916	$ 2,749,278	$22,425,122

Notes:

1.	The amount payable in December 2016 of $21,153,600 represents the fair value of the Company’s derivative liability as at December 31, 2011 and will be revalued at each subsequent reporting period.
2.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work for which will actually be carried out by the Company.
3.	Does not include potential royalties that may be payable (other than annual minimum royalty payments).
4.	Assumes that current office and storage leases are extended beyond current termination dates at the same terms.
5.	Assumes the exchange rate at December 31, 2011 of USD to CAD of 1.017 remains constant.

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

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles (equivalent to bylaws). A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

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

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by Canadian law, in which case, the Company shall make the disclosure of such transactions available on its website at www.ithmines.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

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

INTERNATIONAL TOWER HILL MINES LTD.

By:	/s/ James J. Komadina
Name:	James J. Komadina
Title:	Chief Executive Officer

Date: March 23, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Company for the seven month period ended December 31, 2011

99.2

Audited consolidated financial statements of the Company and notes thereto for the seven month period ended December 31, 2011 and for the year ended May 31, 2011 together with the report of the auditors thereon

99.3	Management’s Discussion and Analysis for the seven month period ended December 31, 2011

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of MacKay LLP

99.9	Consent of Timothy J. Carew, P.Geo., of Reserva International, LLC

99.10	Consent of William Pennstrom Jr., QPMMSA, of Pennstrom Consulting Inc.

99.11	Consent of Carl E. Brechtel, PE, SME

99.12	Consent of Russell Myers, CPG

99.13	Consent of Chris Puchner, CPG

99.14	Consent of Scott Wilson, CPG, of Scott E. Wilson Consulting, Inc.