Form 40-F/A
INTERNATIONAL TOWER HILL MINES LTD
filed 2012-07-19
CIK 1134115

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F/A (Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.

 (Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1177 West Hastings Street, Suite 2300 Vancouver, British Columbia, V6E 2K3
(604) 683-3332
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation 111 Eighth Avenue, 13th Floor, New York, New York 10011 (212) 894-8940	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes       ☐ No

Indicate by check mark whether Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  x Yes       ☐ No

EXPLANATORY NOTE

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 26, 2012 (the “Original Report”), to reflect a change to the Independent Auditor’s Report on the audited consolidated financial statements of the Company and notes thereto for the seven month period ended December 31, 2011 and for the year ended May 31, 2011.  The Independent Auditor’s Report was amended to comply with the Public Company Accounting Oversight Board standards regarding certain language used in the Emphasis of Matter paragraph related to going concern uncertainties.  The amendment to the Independent Auditor’s Report does not change the auditor’s opinion on the audited consolidated financial statements nor are there any changes to the audited consolidated financial statements of the Company and notes thereto for the seven month period ended December 31, 2011 and for the year ended May 31, 2011.  No other amendments or updates are being made to the Original Report.

FORWARD-LOOKING STATEMENTS

This amended annual report on Form 40-F/A and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Company in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” (or the negative and grammatical variations of any of these terms) occur or be achieved.  These forward looking statements include, but are not limited to, statements concerning:

●	the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

●	the potential for the expansion of the estimated resources at Livengood;

●	the potential for a production decision concerning, and any production at, the Livengood project;

●	the completion of a Pre-feasibility Study for the Livengood project;

●	the potential for higher grade mineralization to form the basis for a starter surface mine in any production scenario at Livengood;

●	the potential overburden geometry of the Livengood deposit being amenable for a low cost surface mine that could support a high production rate and economies of scale;

●	the potential for cost savings due to the high gravity gold concentration component of some of the Livengood mineralization;

●	the sequence of decisions regarding the timing and costs of development programs with respect to, and the issuance of the necessary permits and authorizations required for, the Livengood project;

●	the Company’s estimates of the quality and quantity of the resources at Livengood;

●	the timing and cost of the planned future exploration programs at Livengood, and the timing of the receipt of results therefrom;

●	the Company’s future cash requirements;

●	general business and economic conditions;

●	the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations on acceptable terms, if at all;

●	the use of proceeds from the financing which closed November 10, 2010;

●	the ability of the Company to continue to refine the project economics for the Livengood project, including by increasing proposed production and shortening the proposed mine life; and

●	the potential for production of placer gold, whether near-term or at all, on certain placer mining claims acquired in December 2011.

Such forward-looking statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

●	the demand for, and level and volatility of the price of, gold;

●	general business and economic conditions;

●
the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at Livengood;

●	conditions in the financial markets generally;

●
the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favorable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

●	the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

●	the accuracy of the Company’s mineral resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

●	the timing of the ability to commence and complete the planned work at Livengood;

●
the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

●	the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

●	that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

●
the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company;

●	the ability of the Company to predict how the net proceeds of the financing which closed on November 10, 2010 will be used; and

●	the timetables for the completion of a pre-feasibility study at Livengood and for any feasibility study that may be commissioned.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those described in the Annual Information Form of the Company filed as Exhibit 99.1 to the Original Report.

The Company’s forward-looking statements contained in this amended annual report on Form 40-F/A, the Original Report and the documents incorporated by reference herein and therein are based on the beliefs, expectations and opinions of management as of the date of this amended annual report on Form 40-F/A, the Original Report and the date of the documents incorporated by reference herein and therein, respectively.  The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this amended annual report on Form 40-F/A in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this amended annual report on Form 40-F/A, in accordance with International Financial Reporting Standards (“IFRS”).  Accordingly, the Company’s financial statements are subject to foreign auditing and auditor independence standards and may not be comparable to financial statements of United States companies.  Details on the adoption of IFRS are described in Note 18 to the audited consolidated financial statements of the Company.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the seven month period ended December 31, 2011 and for the year ended May 31, 2011, including the amended report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this amended annual report on Form 40-F/A, and are incorporated by reference herein.

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

Consent to Service of Process

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC dated August 28, 2009, with respect to the class of securities in relation to which the obligation to file this amended annual report on Form 40-F/A arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

Date: July 19, 2012	By:	/s/ Tom S. Q. Yip
	Name:	Tom S. Q. Yip
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this amended annual report on Form 40-F/A:

Exhibit	Description
Annual Information
99.1*	Annual Information Form of the Company for the seven month period ended December 31, 2011
99.2
Audited consolidated financial statements of the Company and notes thereto for the seven month period ended December 31, 2011 and for the year ended May 31, 2011 together with the amended report of the auditors thereon

99.3*	Management’s Discussion and Analysis for the seven month period ended December 31, 2011

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of MacKay LLP
99.9*	Consent of Timothy J. Carew, P.Geo., of Reserva International, LLC
99.10*	Consent of William Pennstrom Jr., QPMMSA, of Pennstrom Consulting Inc.
99.11*	Consent of Carl E. Brechtel, PE, SME
99.12*	Consent of Russell Myers, CPG
99.13*	Consent of Chris Puchner, CPG
99.14*	Consent of Scott Wilson, CPG, of Scott E. Wilson Consulting, Inc.

* Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 26, 2012.